WorleyParsons

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

07021217

9 February 2007

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

SUPPL

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **5 September 2006 and 9 February 2007,** pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. This letter follows our letters dated 11 March 2005, 30 June 2005 and 30 August 2005, 13 December 2005, 28 February 2006, 16 June 2006, 4 September 2006 and their enclosures.

If you have any questions regarding this submission, please contact me at the above listed telephone number at your convenience.

Yours faithfully
WorleyParsons

PROCESSED
FEB 2 3 2007
THOMSON
FINANCIAL

Sharon Sills
Company Secretary

Encls: as listed in Annexure A

WorleyParsons

resources & energy

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
5 September 2006 to 9 February 2007

No.	Item	Date	Entity Requiring	Source of Obligation
1.	Appendix 3Y: Change of Director's Interest Notice x 1	13 Sept /06	ASX	ASX Listing Rule 3.19A
2.	Form 604 – Notice of change of interests of substantial holder	15 Sept 06	ASX	ASX Listing Rule 3.19A
3.	Response to ASX Share Price Query	18 Sept 06	ASX	ASX Listing Rule 3.1
4.	Presentation to Merrill Lynch Australia Investment Conference	20 Sept 06	ASX	ASX Listing Rule 3.1
5.	Presentation to Australian Engineering Conference	20 Sept 06	ASX	ASX Listing Rule 3.1
6.	Notice of Annual General Meeting	22 Sept 06	ASX	ASX Listing Rule 3.1
7.	Presentation to JP Morgan Australasian Investment Conference	25 Sept 06	ASX	ASX Listing Rule 3.1
8.	2006 Annual Report	25 Sept 06	ASX	ASX Listing Rule 3.1
9.	Capability Profile	25 Sept 06	ASX	ASX Listing Rule 3.1
10.	Indian Joint Venture	26 Sept 06	ASX	ASX Listing Rule 3.1
11.	Baytown Services Contract/JV in Chile/ Acquisition of Burns & Roe Worley	19 Oct 06	ASX	ASX Listing Rule 3.1
12.	Award of Umm Shaif engineering services contract	20 Oct 06	ASX	ASX Listing Rule 3.1
13.	Proxy Results of 2006 Annual General Meeting	25 Oct 2006	ASX	ASX Listing Rule 3.1
14.	CEO's Address to Shareholders	25 Oct 2006	ASX	ASX Listing Rule 3.1
15.	Chairman's Address to Shareholders	25 Oct 2006	ASX	ASX Listing Rule 3.1
16.	Results of 2006 Annual General Meeting	25 Oct 2006	ASX	ASX Listing

				Rule 3.1
17.	Change in substantial holding	27 Oct 2006	ASX	ASX Listing Rule 3.1
18.	Awarded 2nd Phase of Belene Project	2 Nov 2006	ASX	ASX Listing Rule 3.1
19.	Change in substantial holding	8 Nov 2006	ASX	ASX Listing Rule 3.1
20.	Awarded Project Management Services Contract	14 Nov 2006	ASX	ASX Listing Rule 3.1
21.	MOL ann: Pilot Plant Testwork Update	17 Nov 2006	ASX	ASX Listing Rule 3.1
22.	WorleyParsons awarded EPCM contract	21 Dec 2006	ASX	ASX Listing Rule 3.1
23.	Acquires 100% of SEA Engineering Inc	25 Jan 2007	ASX	ASX Listing Rule 3.1
24.	Half Year 2007 Interim Results	25 Jan 2007	ASX	ASX Listing Rule 3.1
25.	Half Year 2007 Interim Results Clarification	29 Jan 2007	ASX	ASX Listing Rule 3.1
26.	Trading Halt	8 Feb 2007	ASX	ASX Listing Rule 3.1
27.	$A1.13 billion acquisition of the Colt Companies	8 Feb 2007	ASX	ASX Listing Rule 3.1
28.	Interim Results Release	8 Feb 2007	ASX	ASX Listing Rule 3.1
29.	Half Year Results / Acquisition of Colt – Presentation	8 Feb 2007	ASX	ASX Listing Rule 3.1
30.	Accelerated Renounceable Offer to raise approx $479.9m	8 Feb 2007	ASX	ASX Listing Rule 3.1
31.	Half Yearly Report / Half Year Accounts	8 Feb 2007	ASX	ASX Listing Rule 3.1
32.	Appendix 3B – New Issue	9 Feb 2007	ASX	ASX Listing Rule 3.19A
33.	Appendix 3Y – Change of Director's Interest Notice x2	9 Feb 2007	ASX	ASX Listing Rule 3.19A

WorleyParsons

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

9 February 2007

COPY

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities & Exchange Commission
450 Fifth Avenue, N.W
Washington, DC 20549, Mail Stop 3-2
U.S.A

Dear Sir/Madam

WORLEYPARSONS LIMITED – COMMISSION FILE NUMBER 34858
INFORMATION TO BE FURNISHED PURSUANT TO RULE 12G3-2(B)

WorleyParsons Limited, an Australian company (the "Company"), is submitting the enclosed information pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), which provides an exemption for the Company's ordinary shares from the registration requirements of Section 12(g) of the Exchange Act.

The enclosed information (as listed in Annexure A) was made public by the Company through the announcement office of the Australian Stock Exchange Limited ("ASX") between **5 September 2006 and 9 February 2007,** pursuant to the ASX Listing Rules: Continuous Disclosure Listing Rules 3.1 and 4.1-4.2C.

This information is being furnished with the understanding that:

(i) this letter, together with the enclosures, shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act; and

(ii) neither this letter nor the furnishing of any accompanying information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

We respectfully request that this submission be duly recorded. Please acknowledge receipt of this letter and its enclosures by stamping the enclosed copy of this letter and returning it to us. This letter follows our letters dated 11 March 2005, 30 June 2005 and 30 August 2005, 13 December 2005, 28 February 2006, 16 June 2006, 4 September 2006 and their enclosures.

If you have any questions regarding this submission, please contact me at the above listed telephone number at your convenience.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

Encls: as listed in Annexure A

WorleyParsons

resources & energy

ANNEXURE A

WORLEYPARSONS LIMITED DISCLOSURE UPDATES
5 September 2006 to 9 February 2007

No.	Item	Date	Entity Requiring	Source of Obligation
1.	Appendix 3Y: Change of Director's Interest Notice x 1	13 Sept /06	ASX	ASX Listing Rule 3.19A
2.	Form 604 – Notice of change of interests of substantial holder	15 Sept 06	ASX	ASX Listing Rule 3.19A
3.	Response to ASX Share Price Query	18 Sept 06	ASX	ASX Listing Rule 3.1
4.	Presentation to Merrill Lynch Australia Investment Conference	20 Sept 06	ASX	ASX Listing Rule 3.1
5.	Presentation to Australian Engineering Conference	20 Sept 06	ASX	ASX Listing Rule 3.1
6.	Notice of Annual General Meeting	22 Sept 06	ASX	ASX Listing Rule 3.1
7.	Presentation to JP Morgan Australasian Investment Conference	25 Sept 06	ASX	ASX Listing Rule 3.1
8.	2006 Annual Report	25 Sept 06	ASX	ASX Listing Rule 3.1
9.	Capability Profile	25 Sept 06	ASX	ASX Listing Rule 3.1
10.	Indian Joint Venture	26 Sept 06	ASX	ASX Listing Rule 3.1
11.	Baytown Services Contract/JV in Chile/ Acquisition of Burns & Roe Worley	19 Oct 06	ASX	ASX Listing Rule 3.1
12.	Award of Umm Shaif engineering services contract	20 Oct 06	ASX	ASX Listing Rule 3.1
13.	Proxy Results of 2006 Annual General Meeting	25 Oct 2006	ASX	ASX Listing Rule 3.1
14.	CEO's Address to Shareholders	25 Oct 2006	ASX	ASX Listing Rule 3.1
15.	Chairman's Address to Shareholders	25 Oct 2006	ASX	ASX Listing Rule 3.1
16.	Results of 2006 Annual General Meeting	25 Oct 2006	ASX	ASX Listing

				Rule 3.1
17.	Change in substantial holding	27 Oct 2006	ASX	ASX Listing Rule 3.1
18.	Awarded 2nd Phase of Belene Project	2 Nov 2006	ASX	ASX Listing Rule 3.1
19.	Change in substantial holding	8 Nov 2006	ASX	ASX Listing Rule 3.1
20.	Awarded Project Management Services Contract	14 Nov 2006	ASX	ASX Listing Rule 3.1
21.	MOL ann: Pilot Plant Testwork Update	17 Nov 2006	ASX	ASX Listing Rule 3.1
22.	WorleyParsons awarded EPCM contract	21 Dec 2006	ASX	ASX Listing Rule 3.1
23.	Acquires 100% of SEA Engineering Inc	25 Jan 2007	ASX	ASX Listing Rule 3.1
24.	Half Year 2007 Interim Results	25 Jan 2007	ASX	ASX Listing Rule 3.1
25.	Half Year 2007 Interim Results Clarification	29 Jan 2007	ASX	ASX Listing Rule 3.1
26.	Trading Halt	8 Feb 2007	ASX	ASX Listing Rule 3.1
27.	$A1.13 billion acquisition of the Colt Companies	8 Feb 2007	ASX	ASX Listing Rule 3.1
28.	Interim Results Release	8 Feb 2007	ASX	ASX Listing Rule 3.1
29.	Half Year Results / Acquisition of Colt – Presentation	8 Feb 2007	ASX	ASX Listing Rule 3.1
30.	Accelerated Renounceable Offer to raise approx $479.9m	8 Feb 2007	ASX	ASX Listing Rule 3.1
31.	Half Yearly Report / Half Year Accounts	8 Feb 2007	ASX	ASX Listing Rule 3.1
32.	Appendix 3B – New Issue	9 Feb 2007	ASX	ASX Listing Rule 3.19A
33.	Appendix 3Y – Change of Director's Interest Notice x2	9 Feb 2007	ASX	ASX Listing Rule 3.19A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**David Joseph Housego**
Date of last notice	**5 January 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**11 September 2006**
No. of securities held prior to change	**Ordinary shares = 244,515** **Performance Rights = 134,976**
Class	**Ordinary shares**
Number acquired	**Nil**
Number disposed	**132,500**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**$2,371,807.50**
No. of securities held after change	**Ordinary shares = 112,015** **Performance Rights = 134,976**

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**On market sale of shares.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **WorleyParsons Limited**

1. Details of substantial holder

Name **UBS Nominees Pty Ltd and its related bodies corporate**

ABN (if applicable): **32 001 450 522**

There was a change in interest of the substantial holder on: **12 September 2006**

The previous notice was dated: **18 April 2006**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's Votes	Voting Power	Person's Votes	Voting Power
Ordinary & Options	**10,990,077**	**5.36%**	**14,563,161**	**7.11%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and Number of securities	Person's votes affected
Please see Annexure A.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder	Nature of relevant interest	Class and number of securities	Person's votes
UBS Fund Management (Switzerland) AG	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	8,967 Ordinary	8,967

UBS Global Asset Management (Australia) Ltd	Citicorp Nominees Pty Ltd	Citicorp Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	53,248 Ordinary	53,248
UBS Global Asset Management (Australia) Ltd	JPMorgan Chase Bank	JPMorgan Chase Bank	Fund Manager with power to exercise control over disposal of the securities	659,744 Ordinary	659,744
UBS Global Asset Management (Australia) Ltd	National Nominees Ltd	National Nominees Ltd	Fund Manager with power to exercise control over disposal of the securities	1,024,984 Ordinary	1,024,984
UBS Global Asset Management (Australia) Ltd	RBC Global Services Australia Nominees Pty Ltd	RBC Global Services Australia Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	17,412 Ordinary	17,412
UBS Global Asset Management (Australia) Ltd	State Street Australia Ltd	State Street Australia Limited	Fund Manager with power to exercise control over disposal of the securities	138,081 Ordinary	138,081
UBS Global Asset Management Life Limited	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	47,194 Ordinary	47,194
UBS AG, London Branch	Various Custodians	Various Custodians	Prime Broker with power to exercise disposal of shares	109,733 Ordinary	109,733
UBS AG, London Branch	Various Custodians	Various Custodians	Beneficial owner	9,348 Ordinary	9,348
UBS AG, London Branch	Various Custodians	Various Custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	2,800,000 Ordinary	2,800,000
UBS AG, Switzerland	Various Custodians	Various Custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	19,130 Ordinary	19,130
UBS Securities Australia Ltd	Unknown Custodians	UBS Securities Australia Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	1,088,803 Ordinary	1,088,803
UBS Wealth Management Australia Ltd	UBS Wealth Management Australia Nominees Pty Ltd	UBS Wealth Management Australia Nominees Pty Ltd	Broker with power to exercise discretion over shares	160,920 Ordinary	160,920
UBS Securities Australia Ltd	N/A	N/A	Exchange traded options	8,425,597 Options	8,425,597

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details of all UBS offices can be found through the following link: http://apps.ubs.com/locationfinder	

SIGNATURE

Print Name:	Peter Stepek	Capacity:	Alternate Director
Sign Here:	[signature]	Date:	14 September 2006

Contact details for this notice:

Leanne Livingstone
Legal & Compliance
(w) +61 2 9324 3869
(f) +61 2 9324 2558
email: leanne.livingstone@ubs.com

Annexure A - WOR

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to	Number of securities	Class
14-Jun-06	UBS Global Asset Management (Australia) Limited	On Market	-$250,276	-13,346	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$865,262	48,483	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$541,308	30,331	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$848,004	47,516	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$3,478,982	194,937	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$88,769	4,974	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$506,650	28,389	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$132,440	7,421	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$20,934	1,173	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$207,289	11,615	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$39,566	2,217	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$70,370	3,943	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$8,352	468	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$208,735	11,696	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$29,251	1,639	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$246,409	13,807	Ordinary
06-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$68,264	3,825	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$705,297	39,757	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$334,047	18,808	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$441,234	24,872	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$208,993	11,767	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$691,229	38,964	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$327,404	18,434	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$1,343,115	75,622	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$2,835,789	159,851	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$72,362	4,079	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$34,261	1,929	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$195,601	11,013	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$412,992	23,280	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$51,134	2,879	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$107,949	6,085	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$17,084	963	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$8,081	455	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$168,958	9,524	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$80,031	4,506	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$32,252	1,818	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$15,274	860	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$27,174	1,530	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$57,354	3,233	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$3,232	182	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$6,812	384	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$80,599	4,538	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$170,146	9,591	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$23,843	1,344	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$11,296	636	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$95,145	5,357	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$200,855	11,322	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$26,357	1,484	Ordinary
07-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$55,633	3,136	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$491,413	27,555	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$307,421	17,238	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$481,604	27,005	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$1,975,800	110,789	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$50,416	2,827	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$287,732	16,134	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$75,206	4,217	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$11,895	667	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$117,722	6,601	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$22,471	1,260	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$39,966	2,241	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$4,744	266	Ordinary

Annexure A - WOR

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to	Number of securities	Class
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$118,560	6,648	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$16,603	931	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$139,943	7,847	Ordinary
08-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$38,771	2,174	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$843,624	53,651	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$527,770	33,564	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$826,799	52,581	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$3,391,967	215,715	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$86,547	5,504	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$493,979	31,415	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$129,128	8,212	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$20,426	1,299	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$202,104	12,853	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$38,572	2,453	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$68,605	4,363	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$8,161	519	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$203,520	12,943	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$28,524	1,814	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$240,252	15,279	Ordinary
12-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$66,545	4,232	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$517,473	32,464	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$323,723	20,309	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$507,144	31,816	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$2,080,587	130,527	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$53,096	3,331	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$303,002	19,009	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$79,205	4,969	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$12,529	786	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$123,965	7,777	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$23,671	1,485	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$42,081	2,640	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$5,005	314	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$124,841	7,832	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$17,486	1,097	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$147,364	9,245	Ordinary
13-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$40,822	2,561	Ordinary

* Please note not all details of trading could be obtained at the time of lodgement.

18.SEP.2006 9:55 ASX LISTINGS SYD 61 2 92417620 NO.832 P.1/4
TO:CAO 61 2 89236877

WorleyParsons

resources & energy

Level 7, 115 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

Ref:
File:

18 September 2006

Ms Eve Roberts
Adviser, Issuers (Sydney)
Australian Stock Exchange
Exchange Centre
20 Bridge St
Sydney NSW 2000

Via fax: (2) 9241 7620

Dear Eve

RE: YOUR LETTER DATED 15 SEPTEMBER 2006

We refer to your letter dated 15 September 2006 in relation to the change in the price of WorleyParsons Limited' securities from $17.48 on 4 September 2006 to $16.68 on 15 September 2006 and the volume of trading in the securities over this period.

WorleyParsons takes its continuous disclosure obligations seriously. The Board is committed to ensuring that the market remains fully informed about WorleyParsons' operations and is keen to ensure that its shareholders, the ASX and the market in general is confident that the Company is complying with its obligations in this regard.

In relation to the specific questions you raised, we respond as follows:

(1) No. There is no information which has not been announced, which could be an explanation for recent trading in the Company's securities.

WorleyParsons released its financial, audit and directors' reports for the year ended 30 June 2006 on 29 August 2006. These reports contained a comprehensive overview of the Company's operations throughout the year, as well as outlook statements for the forthcoming year. The market is fully informed of all material matters requiring disclosure under the Listing Rules and the Corporations Act.

(2) Not applicable.

(3) WorleyParsons does not generally comment on trade in its shares or possible reasons for the trade, as this would require speculation. However, we note that over the past few weeks the Company's securities have tracked the general trade in resources and oil stocks. We note further that this trade has been *widely* reported in the media.

(4) WorleyParsons confirms its compliance with the Listing Rules, including Listing Rule 3.1.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

ASX
AUSTRALIAN STOCK EXCHANGE

Australian Stock Exchange Limited
ABN 98 008 624 691
Exchange Centre
Level 6, 20 Bridge Street
Sydney NSW 2000

PO Box H224
Australia Square
NSW 1215

Telephone 61 (02) 9227 0892
Facsimile 61 (02) 9241 7620
Internet http://www.asx.com.au
DX 10427 Stock Exchange Sydney

15 September 2006

Sharon Sills
Company Secretary
WorleyParsons Limited
Level 7, 116 Miller Street
North Sydney NSW 2060

By Email: sharon.sills@worleyparsons.com

Dear Sharon

WorleyParsons Limited (the "Company")

RE: PRICE QUERY

We have noted a change in the price of the Company's securities from a closing price of $17.48 on 4 September 2006 to a price of $16.68 at the time of writing today. We have also noted an increase in the volume of trading in the securities over this period.

In light of the price change and increase in volume, please respond to each of the following questions.

1. Is the Company aware of any information concerning it that has not been announced which, if known, could be an explanation for recent trading in the securities of the Company?

2. If the answer to question 1 is yes, can an announcement be made immediately? If not, why not and when is it expected that an announcement will be made?

   Please note, if the answer to question 1 is yes and an announcement cannot be made immediately, you need to contact us to discuss this and you need to consider a trading halt (see below).

3. Is there any other explanation that the Company may have for the price change and increase in volume in the securities of the Company?

4. Please confirm that the Company is in compliance with the listing rules and, in particular, listing rule 3.1.

Your response should be sent to me by e-mail at eve.roberts@asx.com.au or by facsimile on facsimile number (02) 9241 7620. It should not be sent to the Company Announcements Office.

Unless the information is required immediately under listing rule 3.1, a response is requested as soon as possible and, in any event, not later than half an hour before the start of trading (ie before 9.30 a.m. E.S.T.) on **Monday, 18 September 2006.**

Under listing rule 18.7A, a copy of this query and your response will be released to the market, so your response should be in a suitable form and separately address each of the questions asked. If you have any queries or concerns, please contact me immediately.

Listing rule 3.1

Listing rule 3.1 requires an entity to give ASX immediately any information concerning it that a reasonable person would expect to have a material effect on the price or value of the entity's securities. The exceptions to this requirement are set out in listing rule 3.1A.

In responding to this letter you should consult listing rule 3.1 and Guidance Note 8 – Continuous Disclosure: listing rule 3.1.

If the information requested by this letter is information required to be given to ASX under listing rule 3.1 your obligation is to disclose the information immediately.

Your responsibility under listing rule 3.1 is not confined to, or necessarily satisfied by, answering the questions set out in this letter.

Trading halt

If you are unable to respond by the time requested, or if the answer to question 1 is yes and an announcement cannot be made immediately, you should consider a request for a trading halt in the Company's securities. As set out in listing rule 17.1 and Guidance Note 16 – Trading Halts we may grant a trading halt at your request. We may require the request to be in writing. We are not required to act on your request. You must tell us each of the following.

- The reasons for the trading halt.
- How long you want the trading halt to last.
- The event you expect to happen that will end the trading halt.
- That you are not aware of any reason why the trading halt should not be granted.
- Any other information necessary to inform the market about the trading halt, or that we ask for.

The trading halt cannot extend past the commencement of normal trading on the second day after the day on which it is granted. If a trading halt is requested and granted and you are still unable to reply to this letter before the commencement of trading, suspension from quotation would normally be imposed by us from the commencement of trading if not previously requested by you. The same applies if you have requested a trading halt because you are unable to release information to the market, and are still unable to do so before the commencement of trading.

If you have any queries regarding any of the above, please let me know.

Yours sincerely,

Eve Roberts
<u>Adviser, Issuers (Sydney)</u>
Direct Line: (02) 9227 0892

WorleyParsons
resources & energy

Merrill Lynch
New York Conference

David Housego – Chief Financial Officer



20 September 2006
when experience counts

WorleyParsons
resources & energy

Agenda

- WorleyParsons 101
- 2006 Highlights
- Financial Performance
- Segment Performance
- Outlook
- Q&A

WorleyParsons
resources & energy

Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries
- Across all phases of projects

IDENTIFY 1	SELECT 2	DEFINE 3	EXECUTE 4	OPERATE 5
Project Feasibility Business Strategy	Development Optimise Execution Strategy	Finalise Scope Sanction Progress	Produce Asset	Operate Asset

- 4 Customer Sector Groups
  Hydrocarbons | Power | Minerals & Metals | Infrastructure
- Acquisition of Parsons E&C October 2004
- Entered ASX100 in 2006

WorleyParsons
resources & energy

Global Reach


CANADA
Fort McMurray
Edmonton
Cold Lake
Saskatoon
Calgary
Nanaimo
Vancouver
Victoria
UNITED STATES
Chicago
Toronto
Denver
Reading
Arcadia
Monrovia
Dallas
Los Angeles
Chattanooga
Sacramento
Jacksonville
Houston
Deer Park
Trinidad Port of Spain
Chile Santiago
Ireland Dublin
UK London,
Leeds, Bristol
Spain Madrid
Russia Moscow
Kazakhstan Atyrau
Bulgaria Sophia
Iraq
Iran Tehran
Kuwait Ahmadi
Saudi Arabia Al Khobar
Qatar Doha
India New Delhi
UAE Abu Dhabi
Egypt Cairo
Giza
Saudi Arabia Yanbu
Oman Muscat
Nigeria Lagos
Angola Luanda
China Beijing
China Tianjin
China Shanghai
Thailand Bangkok, Sriracha
Philippines Manila
Malaysia Kerteh
Kuantan
Brunei Kuala Belait
Malaysia Kuala Lumpur
Malaysia Miri
Singapore
Indonesia Jakarta
Darwin
Townsville
Mackay
Karratha
AUSTRALIA
Gladstone
Brisbane
Kalgoorlie
Perth
Kwinana
Singleton
Newcastle
Sydney
Bunbury
Adelaide
Melbourne
Geelong
Spotswood
Tasmania
Whangarei
Auckland
New Plymouth
Christchurch
NEW ZEALAND

14,300 project services personnel | 94 offices | 30 countries

WorleyParsons
resources & energy

Share price performance



Share Price Performance WOR vs ASX200
(Indexed at listing - Nov 02)
1H06 profit (up 142% vs 1H05)
FY06 profi (up 109%
FY05 profit (up 117%)
FY03 profit (up 46%)
FY04 profit (up 19%)
Parsons E&C acquisitions
1400
1200
1000
800
600
400
200
0
Jan-03
Feb-03
Apr-03
May-03
Jul-03
Aug-03
Sep-03
Nov-03
Dec-03
Feb-04
Mar-04
May-04
Jun-04
Aug-04
Sep-04
Nov-04
Dec-04
Feb-05
Mar-05
May-05
Jun-05
Aug-05
Sep-05
Oct-05
Dec-05
Jan-06
Mar-06
Apr-06
Jun-06
Jul-06
WOR
ASX200

FY05 / FY06 AIFRS

WorleyParsons
resources & energy

Differentiators

- Committed, empowered and technically capable people
- Industry leadership in Health, Safety and Environment
- Outstanding corporate and operational performance
- Focus on long term contracts and asset services
- Success in project delivery-large and small
- Strengthen geographic presence and industry capability

WorleyParsons
resources & energy

2006 Highlights

- Record annual net profit of $139.1 million up 109.3%
- 2nd half net profit increase of 25.1% from 1st half result
- Full year EBIT growth of 95.0% to $199.5 million
- Underlying EBIT growth of 73%
- International operations contributing 64%
- EPS (before amortisation) up 87.2% to 68.5 cps
- Final dividend up 80.0% to 22.5 cps (2005: 12.5 cps)
- Positive outlook for 2007

WorleyParsons
resources & energy

Organisational highlights

- Performance of the 14,300 people engaged in the WorleyParsons business
  - The performance of our exceptional people in the year has strengthened our client relationships and reputation in our market places
- Record number of new contract awards has lengthened revenue profile
  - 60% of revenue > 3 years
  - bidding activity remains at record levels
- Safety performance of 0.16 TICR under OSHA for 2006
- Operations built around
  - 8 global hubs
  - 94 offices in 30 countries

Operate safely and deliver

WorleyParsons
resources & energy

Organisational highlights

- Expected benefits from the Parsons E&C acquisition and the other smaller acquisitions we have made recently continue to be realized
- Continue to evaluate opportunities to further extend the capability and reach of the company
  - Acquisitions and joint ventures
- The 2006 result reflects good operational performance at a time of buoyant conditions across our markets
- We are looking forward to similar conditions in 2007

Operate safely and deliver

WorleyParsons
resources & energy

Material Contract Announcements*

- Three-Year Service Contract with ExxonMobil Chemicals at Beaumont, Texas
- NCP Petrochemical Complex FEED, Houston and Saudi Arabia
- Program Management Services Contract for Kuwait Oil Company
- The Pilbara Infrastructure Project, Western Australia
- Project Management Contracts for GASCO and ADGAS, Abu Dhabi
- Services contract for new 600 mw coal station for Santee Cooper
- Change in Contract Structure for the Yuzhnoye-Khylchuyu Project
- Pluto LNG onshore and offshore FEED

*** Since February 2006 Half Year Results**

WorleyParsons
resources & energy

Project Sample

IDENTIFY 1
Project Feasibility
Business Strategy

SELECT 2
Development Optimise
Execution Strategy

- Study for expansion of Olympic Dam facility for BHP Billiton
- Amine CO2 Removal Plant Installation Project - THUMSCO
- Future fuels siting study - United States
- Shell Oil UK strategic environmental cost benefit analysis
- Selected as consultant for feasibility study of Mochovce NPP units 3 & 4 in Bulgaria
- Dian Dian Alumina Study
- Study for ExxonMobil Chemicals in Singapore
- Power Pre Feasibility Study for Saudi Arabia Government

DEFINE 3
Finalise Scope
Sanction Progress

- Nuclear plant study - Slovakia
- FEED – Delta Afrik / WorleyParsons JV Nigeria
- Alliance Facilitator role Australian Navy Air Warfare Destroyer (AWD) Project
- FEED for first domestic Coal to Liquids plant US
- British Gas India Tapti Expansion

EXECUTE 4
Produce Asset

- New University UNSW Asia
- New Doha International Airport Infrastructure Project
- Nanshan Alumina in China
- Circle Line Stage 5 in Singapore
- Detailed Engineering Design contract for Mobil in Nigeria
- Environmental projects in Libya
- PM consultancy for Aromatics projects for Abu Dhabi Oil Refining Company
- PM contract for 400kV underground transmission circuit in Singapore
- Chevron Nigeria Olakola gas supply engineering services contract in Nigeria
- Dhabi Oil Refining Company
- BOO for Mindarie Resource Recovery Facility
- BOC Global Alliance for PM Services

OPERATE 5
Operate Asset

- Five new projects in Alaska for BP Alaska & ConocoPhillips
- West Coast US Refinery operations for Chevron
- Brunei Shell Contract retention
- Heavy Oil project in Oman
- ConocoPhillips Alpine Expansion
- Capital Plan Projects Alliance for Zinifex, Port Pirie
- Oxy Qatar Engineering & Project Management Services

WorleyParsons
resources & energy

Financial Performance

WorleyParsons
resources & energy

Financial performance

$M	2005	2006	Growth %
Aggregated Revenue	1,379.5	2,464.4	78.6
EBIT	102.3	199.5	95.0
EBIT margin	7.4%	8.1%	
Profit before tax	98.6	196.9	99.8
Net Profit	66.5	139.1	109.3
Net Margin	4.8%	5.6%	
EPS (before amortisation) cps	36.6	68.5	87.2
Operating Cash Flow	91.1	115.7	27.0

when experience counts

WorleyParsons
resources & energy

Financial Highlights

$M	2002	2003	2004	2005	2006
Aggregated Revenue	437.8	474.4	514.8	1,379.5	2,464.4
EBIT	25.9	32.1	40.4	102.3	199.5
EBIT margin	5.9%	6.8%	7.9%	7.4%	8.1%
Net profit	17.7	25.9	30.7	66.5	139.1
Net profit margin	4.0%	5.5%	6.0%	4.8%	5.6%
CAGR*		46.3%	31.7%	55.5%	67.4%
Basic EPS (cents per share)	13.6	18.1	20.6	36.0	68.0

* CAGR (Compound annual growth rate) since 2002

WorleyParsons
resources & energy

Change in Net Profit



$M
200.0
180.0
160.0
140.0
120.0
100.0
80.0
60.0
40.0
FY05
Q1 PEC
Hydrocarbons
Power
Minerals & Metals
Infrastructure
Power settlements
R&D credits
Corporate
Income Tax
FY06

- Management estimate of $13.0m EBIT for Q1 2005 PEC
- Like on like EBIT growth 73.0%
- One off settlements - Power $4.1m USD

WorleyParsons
resources & energy

Financial ratios

$M	2005	2006
Effective tax rate	30.3%	28.0%
Cash on hand	64.0	70.3
Total Assets	839.3	1,162.4
Equity	390.4	475.3
Return on Equity	25.4%	32.1%
Gearing (Net debt / Net debt + Equity)	1.5%	10.2%
EBITDA Interest cover	16.3	27.6

WorleyParsons
resources & energy

Growth

Aggregated revenue $M


474.4
514.8
1,379.5
2,464.4
2003
2004
2005
2006
H1
H2

Net Profit $M


25.9
30.7
66.5
139.1
2003
2004
2005
2006
H1
H2

EPS and Dividends


Dividends
Cents per share
5.0
12.0
20.0
41.0
2003
2004
2005
2006
Interim
Final
Basic EPS
18.1
20.6
36.0
68.0
2003
2004
2005
2006
H1
H2

- 2006 EPS up 88.9%
- Final dividend of 22.5 cps, payout ratio 60.4%

Segment Performance

WorleyParsons
resources & energy

Hydrocarbons

Drivers for WorleyParsons business in 2006

- Increased activity in downstream & petrochemical markets globally in 2006
- Increased capital spending on upstream, downstream and petrochemicals in the Middle East in 2006
- Project risk profile lower; all participants focused on initiating and completing projects
- Increased demand from National Oil Companies (NOC) for project and asset services support
  - In country project support and development of local staff
- Continued demand for upstream EPCM and PMC globally
- LNG demand, principally Australia
- Oil sands and heavy oil
- Asset integrity and minor upgrades for existing onshore and offshore facilities

WorleyParsons
resources & energy

Hydrocarbons continued

- Continued strong performance in 2006
  - Aggregated revenue of $1,777.7m (72% of group total)
  - Up 79.9% from 2005
  - EBIT $158.7m (2005 $81.3m)
- Significant improvement in performance in Middle East
  - Saudi Arabia and Oman, Abu Dhabi expansion
- Africa operations expanded in 2006
  - Support local operations in Nigeria
  - Established operations in Angola
- UK operations
  - In country Kazakhstan and Russia
- Asian Operations
  - Continued strong performance in year

WorleyParsons
resources & energy

Hydrocarbons continued

- Outstanding performance in US and Canada
- Downstream market expansion in 2006
  - NZRC clean fuels
  - Exxon Chemical Beaumont Texas services contract
  - FEED for NCP petrochemicals complex in Saudi Arabia
- Canadian operations
  - High activity levels in Oil Sands market
  - Project services, asset and environmental support
  - Integration of Komex Environmental, WorleyParsons MEG and HGE Limited
- Australian operations strong performance in 2006
- Major project execution
  - Angel Gas Development Woodside
  - PNG Highlands Gas Esso
  - LNG V Woodside
- Ongoing asset services contracts performed well in year

WorleyParsons
resources & energy

Hydrocarbons continued

- The outlook for the Hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the upturn in downstream refining and petrochemical activity together with the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for further growth.

  WorleyParsons' geographic coverage, together with its established client relationships and partnering strategies position it well for this market sector.

Power

- Aggregated revenue of $367.8m
  - Revenue growth 113.3%
  - EBIT $47.8m, margin 13.0%
- Outstanding result in US operations and Europe
  - Clean coal projects
  - New 600 MW Coal project for Santee Cooper
  - TVA services contract
  - Bulgaria contracts for Belene Nuclear facility and Maritza thermal plant
- Singapore operations expanding into regional support
  - Performing ahead of expectation
  - Supercritical coal plant feasibility study for China
- Australian joint venture performed poorly

Power continued

- The outlook for the Power business in 2007 remains positive. Continued demand for new coal and nuclear facilities, greenfield gas plants, air quality control systems on existing coal plants and an increase in demand for power delivery services provides a solid base for continued growth in 2007.

WorleyParsons
resources & energy

Minerals & Metals

- Aggregated revenue of $202.2m
  - Revenue increase 26.5%
  - EBIT $27.7m, margin 13.7%
- Major project activity included:
  - BHP Billiton Worsley
  - Bemax mineral sands
  - Orica Yarwun
  - Ma'aden Phosphate
- Long term alliance developed in 2006
  - Zinifex Port Pirie smelter
- Increased number of feasibility studies
  - Alumina, aluminium and base metals sector studies underway including involvement in BHP Billiton Olympic Dam study
  - Reflects increased capability
- WorleyParsons HGE performing well in Canada and US

WorleyParsons
resources & energy

Minerals & Metals continued

- The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

  The focus for 2007 will be on the transition of current feasibility studies to project sanction, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and further the development of the company's international operations.

WorleyParsons
resources & energy

Infrastructure

- Aggregated revenue of $126.8m
  - 114.2% growth in 2006
  - EBIT $9.7m, margin 7.7%
- Transformation of Infrastructure business commenced in 2006
  - Acquisition of Calgary based Komex Environmental to develop environmental capability
- Strengthened management and exited underperforming business
- Continued support on infrastructure component of resource and energy developments, for example Pluto, Browse LNG
- Commenced two world scale infrastructure projects in 2006
  - Pilbara infrastructure project
  - Ma'aden phosphate project
- Development of asset services underway
- Rail capability enhanced with TMG group

WorleyParsons
resources & energy

Outlook

Outlook

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

"The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

WorleyParsons
resources & energy

Any questions?

when experience counts

WorleyParsons

resources & energy

Merrill Lynch
New York Conference

David Housego – Chief Financial Officer


20 September 2006
when experience counts

WorleyParsons
resources & energy

ABN AMRO
Australian Engineering and Construction Conference

David Housego – Chief Financial Officer



20 September 2006
when experience counts

WorleyParsons
resources & energy

Agenda

- WorleyParsons 101
- What's happening in the industry
- Minerals and Metals at WorleyParsons
- Outlook for Minerals and Metals
- Q&A

WorleyParsons
resources & energy

Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries
- Across all phases of projects

IDENTIFY 1	SELECT 2	DEFINE 3	EXECUTE 4	OPERATE 5
Project Feasibility Business Strategy	Development Optimise Execution Strategy	Finalise Scope Sanction Progress	Produce Asset	Operate Asset

- 4 Customer Sector Groups

  Hydrocarbons | Power | Minerals & Metals | Infrastructure
- Acquisition of Parsons E&C October 2004
- Entered ASX100 in 2006

WorleyParsons
resources & energy

Geographic Reach


Cold Lake
Edmonton
Saskatoon
Calgary
Victoria Vancouver
Sacramento
Denver
Chicago
Toronto
Reading
Dallas
Chattanooga
Houston
Deer Park
Los Angeles
Monrovia
Trinidad & Tobago Port of Spain
United Kingdom
Ireland Dublin
Leeds
London
Russia Moscow
Spain Madrid
Nigeria Lagos
Angola Luanda
Iraq
Kuwait Ahmadi
UAE Abu Dhabi
Oman Muscat
Saudi Arabia Yanbu
India Mumbai
China Beijing
China Tianjin
China Shanghai
China Hong Kong
Philippines Manila
Singapore
Indonesia Jakarta
Darwin
Karratha
Australia
Kalgoorlie
Perth
Singleton

● Minerals & Metals locations

14,300 project services personnel | 94 offices | 30 countries

WorleyParsons
resources & energy

Financial Highlights

$M	2002	2003	2004	2005	2006
Aggregated Revenue	437.8	474.4	514.8	1,379.5	2,464.4
EBIT	25.9	32.1	40.4	102.3	199.5
EBIT margin	5.9%	6.8%	7.9%	7.4%	8.1%
Net profit	17.7	25.9	30.7	66.5	139.1
Net profit margin	4.0%	5.5%	6.0%	4.8%	5.6%
CAGR*		46.3%	31.7%	55.5%	67.4%
Basic EPS (cents per share)	13.6	18.1	20.6	36.0	68.0

Contracted long term revenue increased:
60% > 3 years

• CAGR (Compound annual growth rate) since 2002

WorleyParsons
resources & energy

Share price performance


Share Price Performance WOR vs ASX200
(Indexed at listing - Nov 02)
1400
1200
1000
800
600
400
200
0
1H06 profit (up 142% vs 1H05)
FY06 profi (up 109%
FY05 profit (up 117%)
FY04 profit (up 19%)
FY03 profit (up 46%)
Parsons E&C acquisitions
Jan-03
Feb-03
Apr-03
May-03
Jul-03
Aug-03
Sep-03
Nov-03
Dec-03
Feb-04
Mar-04
May-04
Jun-04
Aug-04
Sep-04
Nov-04
Dec-04
Feb-05
Mar-05
May-05
Jun-05
Aug-05
Sep-05
Oct-05
Dec-05
Jan-06
Mar-06
Apr-06
Jun-06
Jul-06
WOR
ASX200

FY05 / FY06 AIFRS

WorleyParsons
resources & energy

Differentiators

- Committed, empowered and technically capable people
- Industry leadership in Health, Safety and Environment
- Outstanding corporate and operational performance
- Focus on long term contracts and asset services
- Success in project delivery-large and small
- Strengthen geographic presence and industry capability

when experience counts

WorleyParsons
resources & energy

What's happening in the industry

when experience counts

WorleyParsons
resources & energy

What's happening in Minerals and Metals Customers

Top Five Global Companies:



The largest company in the resources sector
Market value of minerals industry US$795bn
Value of Top Four US$329bn
Value of BHP Billiton US$130bn
Market Cap. on 21 April 2006 (US$Bn)
bhpbilliton

- 123 projects > $100M sanctioned/underway by 2009

% of Global Production (Top 5):

Cu Mining	19.3%
Cu Smelting	5.9%
Cu Refining	5.1%
Ni Mining	16.0%
Ni Refining	14.7%
Zinc Mining	5.9%
Zinc Refining	2.2%
Iron Ore Mining	39.9%
Ferro Chrome Refining	16.1%
Bauxite	35.1%
Alumina	28.5%
Aluminium	19.9%
Coal	6.6%

- Less than 20% in most commodities
- Top ten control < 40% of world production

WorleyParsons
resources & energy

What's happening in Minerals and Metals continued

- Demand growth in all metal commodities
  - China primary demand driver (BRIC's)
    - Overall growth rate > 8.5%
    - China's GDP growth is M&M intensive, translates into high global demand
  - Can it continue?
    - Steady demand growth foreseen for next 3-5 years
    - Super Cycle theory supports a decade of growth in China and India
- Infrastructure bottle necks
  - Sea freight, port and ship loading capacity, rail capacity
- Production capacity not meeting demand
  - Sector in catch-up mode after 10 years of low investment
  - Low stock level cause price spikes

What's happening in Minerals and Metals continued

- Focus shifting to new regions (reserves) to support long term demand outlook
  - Increased exploration in Latin America, Canada, Former Soviet Union, Sub–Sahara Africa
- Chinese and Indian investment in projects to secure supply
- Emerging national minerals companies in resource rich developing countries (Peru, Mongolia, Bolivia)
- Shift to low energy cost production regions for downstream processing
  - New capacity being developed, uneconomic capacity being decommissioned (Aluminium, Fertilizers)
  - Nation building projects for those with low cost energy source

WorleyParsons
resources & energy

What's happening in Minerals and Metals continued

- Current high project activity levels globally
  - New production, expansions and debottlenecking
  - Australian experience*:
    - Mining and Minerals Capex 79% higher than the 25Yr Avg (A$14.2b)
    - Base Metals exploration 45% higher than 25Yr Avg. Highest in real terms since '82
    - 46 projects in advanced development stage(A$17.5)
    - 146 projects in FS phase
    - 62 minerals and energy developments brought online in the last 18 months
- Severe resource constraint causing price escalation and schedule slippage*
    - 70% of projects show significant schedule slip
    - 60% of projects show significant cost increases
    - Competition for labour, plant and materials cited as major cost issue
- Strategic deferments and reprioritisations of projects

*ABARE May '06

Minerals and Metals at WorleyParsons

Minerals and Metals Current Positioning

- Rapidly growing $200m business (10% of WorleyParsons)
- Alliance and relationship contracting approach
- Long and well balanced revenue profile:

FY05
A$171


Large Projects
38%
Alliance
32%
Base
30%

FY06
A$205


Alliance
32%
Large Projects
43%
Base
25%

- Increasing geographic coverage:


International
2%
JV
7%
Australian Business
91%


International
14%
JV
7%
Australian Business
79%

WorleyParsons
resources & energy

Minerals and Metals Current Positioning

What we do

- Concept Feasibility Studies
- Front End Design
- EPCM and PMC Project Delivery
- Brownfield Asset Support (Sustaining Capital Alliances)

In these sectors

- Alumina
- Aluminium
- Base Metals
- Chemicals
- Steel
- Coal / Iron Ore

Can provide services to all components of projects

Minerals and Metals Clients

Goro Nickel INCO
RIO TINTO
bhpbilliton
COMALCO A member of the Rio Tinto Group
BLUESCOPE STEEL
ZINIFEX
ORICA
RUSAL
Worsley Alumina Pty Ltd
onesteel
xstrata
Incitec Pivot
MA'ADEN معادن
GLENCORE INTERNATIONAL AG
HYDRO
FMG
CRISTAL كريستال
BMA BHP Billiton Mitsubishi Alliance
COAL ALLIED
BEMAX RESOURCES LIMITED

WorleyParsons
resources & energy

Minerals and Metals Projects and Alliances

IDENTIFY 1
Project Feasibility
Business Strategy

- Confidential Due Diligence and Options Reviews
- Alumina and Aluminium

SELECT 2
Development Optimise
Execution Strategy

- **Olympic Dam Expansion Prefeasibility Study (Copper)**
- Windalco Prefeasibility Study (Alumina)
- Moly Mines Prefeasibility Study (Molybdenum)
- Beltana Feasibility Study (Coal)
- **Rusal Dian Dian Feasibility Study (Alumina)**

DEFINE 3
Finalise Scope
Sanction Progress

EXECUTE 4
Produce Asset

- Nanshan Alumina Project
- BeMax Pooncarrie Project (Minerals Sands)
- **Worsley DCP (Alumina)**
- Orica Yarwun 3 Expansion Project (Chemicals)
- BMA Peak Downs 9Mtpa Upgrades Projects (Coal)
- Fortescue Metals Group Iron Ore & Infrastructure Project
- **Aughinish Debottlenecking Project (Alumina)**
- Cristal Expansion Project (TiO_2)
- Xstrata Slag Cleaning Project (Copper)
- **Ma'aden Phosphate Development**
- Hazelwood Westfield Conveyor (Coal)

OPERATE 5
Operate Asset

- Hydro Kurri Kurri Aluminium Smelter Alliance
- **Tomago Alluminium Capital Plan Alliance**
- Worsley Alumina EPCM Alliance
- Incitec - Southern Cross Fertilisers
- Capital Plan Projects Alliance Zinifex, Port Pirie
- **OneSteel Project Services Alliance**
- **Olympic Dam Projects Alliances, BHP Billiton**
- NiWest Projects Alliances, BHP Billiton

WorleyParsons
resources & energy

BHP Billiton Olympic Dam



1 | **2** | 3 | 4 | 5

Olympic Dam Expansion Prefeasiblity Study Engineering Services Contractor

Client: BHP Billiton
Location: Australia

WorleyParsons in joint venture with SNC Lavalin has been awarded the engineering services contract for the Prefeasibility Study of BHP Billiton's Olympic Dam Expansion. The joint venture has established a project office in Adelaide to perform the work. Overseas offices of both WorleyParsons and SNC Lavalin will be utilised for provision of some specialised services.

It is envisaged that the project will involve a move to an open-pit mining method and an approximate doubling of copper and a trebling of uranium capacity, requiring an investment of up to US$5 billion.

WorleyParsons
resources & energy

Rusal


DIAN DIAN

1 2 3 4 5

Dian Dian Prefeasiblity Study

Client: Rusal
Location: Guinea

Rusal engaged WorleyParsons to undertake a prefeasibility review of development of the Dian Dian bauxite deposit in Guinea. The bauxite will ultimately be used to produce alumina for export. Facilities will include:

- New bauxite mine and world class alumina refinery
- A new port
- Thermal power station
- Railway link to port
- Project infrastructure including water supply and township

WorleyParsons
resources & energy

Ma'aden Phosphate Development


RAILWAY INFRASTRUCTURE

1 2 3 4 5

Ma'aden Phosphate Development Project

Client: Saudi Arabian Mining Company
Location: Saudi Arabia

Saudi Arabian Mining Company has engaged WorleyParsons to provide engineering and Project Management Services (PMC) for the Ma'aden Phosphate Project. The project covers development of the Phosphate mine at Al-Jalamid in Northern Saudi Arabia and the chemicals complex, town site and related infrastructure at Raz Az Zawr on the east coast of the Kingdom. The infrastructure to be developed will also support Ma'aden's aluminium project and further industrial development in the new Minerals Industrial City at Raz Az Zawr. During construction, the direct work force on the project will total some eight thousand employees. When completed, the Ma'aden Phosphate Project will be the largest integrated fertilizer plant in the world, producing 3 Mtpa of diammonium phosphate (DAP), which will represent 10% of global production.

WorleyParsons
resources & energy

Worsley – BHP Billiton



| 1 | 2 | 3 | 4 | 5 |

Worsley Development Capital Projects

Client: BHP Billiton
Location: Australia

In December 2003 WorleyParsons delivered a Feasibility Study to Worsley Alumina for the AUD250 m brownfield upgrade to their existing facility. To maintain project momentum the WorleyParsons team moved immediately into providing advanced engineering services until being awarded the full EPCM in April 2004. The target was an increase in annual alumina production of 250,000 tonnes, giving a new total capacity close to 3.5 Mtpa. WorleyParsons assembled an experienced project delivery team for the implementation phase of the project, which achieved the significant project safety milestone of 1 million man-hours without a lost time injury.

WorleyParsons
resources & energy

Aughinish



1 2 3 4 5

Aughinish Optimisation Project

Client: Aughinish Alumina Limited (AAL)
Location: Ireland

Following earlier WorleyParsons concept studies which helped identify innovative ways of optimising the existing operation, AAL engaged WorleyParsons in 2003 to further develop their Production Capital Program. This work culminated in a feasibility study and sanctioning of a brownfield project targeting delivery of more than 15% additional capacity through modifications and upgrades to 38 different systems within the refinery. In 2004 WorleyParsons was engaged to deliver the project on an EPCM basis. Working closely with the small but highly competent AAL team ensured a successful project, which delivered and exceeded project objectives in Safety Performance, Project Budget and Schedule, and Capacity Effectiveness.



1 2 3 4 5

Tomago Aluminium Alliance

Client: **Tomago Aluminium Co Pty Ltd**
Location: **Australia**

Tomago Aluminium selected WorleyParsons as an alliance partner for the provision of project services including value adding, project management and implementation at their smelter in Newcastle, NSW. The tem is responsible for managing a capital and upgrade program focused extensively on business improvement and safety.
The majority of projects are small. A key outcome is to ensure that these projects are completed safely and rapidly, with effective governance and minimum bureaucracy.



1 2 3 4 5

OneSteel Market Mills Engineering Alliance

Client: **OneSteel Market Mills**
Location: **Australia**

WorleyParsons has established the OneSteel Project Services Alliance within the OneSteel Market Mills business. This multi-site alliance is responsible for the total capital management process across all market mills sites. The primary objective of the alliance is to consistently deliver business case outcomes for OneSteel. The alliance successfully integrates resources from the two organisations into a team with a common goal of producing the most successful steel company in Australia. This significant business partnership represents decades of ferrous metals experience.

WorleyParsons
resources & energy

BHP Billiton
Alliance Worley/Maunsell JV



1 2 3 4 5

Olympic Dam Alliance

Client: BHP Billiton
Location: Australia

The Olympic Dam Alliance (ODA) has been operating since April 2003. The Alliance is an integrated team of WorleyParsons, Maunsell and BHP Billiton personnel who undertake the EPCM minor capital project work for BHP Billiton's Olympic Dam. The Alliance team consists of engineers, drafters, supervisors and support personnel. The project work involves preparation of the Capital Plan, developing concepts, preparing recommendations and executing the projects with detailed design, procurement and dry commissioning. Nominal individual project value is AUD2 million but the alliance has delivered several projects up to AUD10 million in value. The Alliance is responsible for projects in all areas of the plant, mine, concentrator, smelter, refinery and infrastructure modifications. Nominal capital value of projects managed is AUD30 million a year.

WorleyParsons
resources & energy

Outlook for Minerals and Metals

WorleyParsons

resources & energy

Minerals and Metals Strategy

#1
- Focus on Brownfield services, create long term relationships, provide environmental and technical solutions
- Maintain leadership position in delivery of "sustaining capital alliances"

#2
- Expand global footprint and increase available market
  - Low energy cost regions and new resources regions
  - Acquire and joint venture where possible

#3
- Continue to build technical capability in core sectors (complex process plants)

#4
- Develop partnerships for Mega projects in core sectors

WorleyParsons

resources & energy

Outlook for Minerals and Metals

The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

The focus for 2007 will be on the transition of current feasibility studies to project sanction, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and further the development of the company's international operations.

WorleyParsons
resources & energy

Outlook for WorleyParsons

We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders.

WorleyParsons
resources & energy

Any questions?

WorleyParsons
resources & energy

ABN AMRO
Australian Engineering and Construction Conference

David Housego – Chief Financial Officer


20 September 2006
when experience counts

WorleyParsons

resources & energy

JPMorgan

Australasian Investment Conference 2006

John Grill – Chief Executive Officer & Managing Director



25 & 26 September 2006
when experience counts

Background

- Leading professional services provider to the Energy, Resource and Complex Process Industries
- Across all phases of projects

IDENTIFY 1	SELECT 2	DEFINE 3	EXECUTE 4	OPERATE 5
Project Feasibility Business Strategy	Development Optimise Execution Strategy	Finalise Scope Sanction Progress	Produce Asset	Operate Asset

- 4 Customer Sector Groups

  Hydrocarbons | Power | Minerals & Metals | Infrastructure
- Acquisition of Parsons E&C October 2004
- Entered ASX100 in 2006

Differentiators

- Committed, empowered and technically capable people
- Industry leadership in Health, Safety and Environment
- Outstanding corporate and operational performance
- Focus on long term contracts and asset services
- Success in project delivery-large and small
- Strengthen geographic presence and industry capability

Organisational highlights

- Performance of the 14,300 people engaged in the WorleyParsons business
  - The performance of our exceptional people in the year has strengthened our client relationships and reputation in our market places
- Record number of new contract awards has lengthened revenue profile
  - 60% of revenue > 3 years
  - bidding activity remains at record levels
- Safety performance of 0.16 TICR under OSHA for 2006
- Operations built around
  - 8 global hubs
  - 94 offices in 30 countries

Operate safely and deliver

Material Contract Announcements*

- Three-Year Service Contract with ExxonMobil Chemicals at Beaumont, Texas
- NCP Petrochemical Complex FEED, Houston and Saudi Arabia
- Program Management Services Contract for Kuwait Oil Company
- The Pilbara Infrastructure Project, Western Australia
- Project Management Contracts for GASCO and ADGAS, Abu Dhabi
- Services contract for new 600 mw coal station for Santee Cooper
- Change in Contract Structure for the Yuzhnoye-Khylchuyu Project
- Pluto LNG onshore and offshore FEED

*** Since February 2006 Half Year Results**

WorleyParsons
resources & energy

Financial performance

$M	2005	2006	Growth %
Aggregated Revenue	1,379.5	2,464.4	78.6
EBIT	102.3	199.5	95.0
EBIT margin	7.4%	8.1%	
Profit before tax	98.6	196.9	99.8
Net Profit	66.5	139.1	109.3
Net Margin	4.8%	5.6%	
EPS (before amortisation) cps	36.6	68.5	87.2
Operating Cash Flow	91.1	115.7	27.0

WorleyParsons
resources & energy

Financial ratios

$M	2005	2006
Effective tax rate	30.3%	28.0%
Cash on hand	64.0	70.3
Total Assets	839.3	1,162.4
Equity	390.4	475.3
Return on Equity	25.4%	32.1%
Gearing (Net debt / Net debt + Equity)	1.5%	10.2%
EBITDA Interest cover	16.3	27.6

WorleyParsons
resources & energy

EPS and Dividends



Cents per share
Dividends
5.0
12.0
20.0
41.0
2003
2004
2005
2006
Interim
Final
Basic EPS
18.1
20.6
36.0
68.0
2003
2004
2005
2006
H1
H2

- 2006 EPS up 88.9%
- Final dividend of 22.5 cps, payout ratio 60.4%

Hydrocarbons continued

- Continued strong performance in 2006
  - Aggregated revenue of $1,777.7m (72% of group total)
  - Up 79.9% from 2005
  - EBIT $158.7m (2005 $81.3m)
- Significant improvement in performance in Middle East
  - Saudi Arabia and Oman, Abu Dhabi expansion
- Africa operations expanded in 2006
  - Support local operations in Nigeria
  - Established operations in Angola
- UK operations
  - In country Kazakhstan and Russia
- Asian Operations
  - Continued strong performance in year

Hydrocarbons continued

- The outlook for the Hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the upturn in downstream refining and petrochemical activity together with the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for further growth.

  WorleyParsons' geographic coverage, together with its established client relationships and partnering strategies position it well for this market sector.

Power continued

- The outlook for the Power business in 2007 remains positive. Continued demand for new coal and nuclear facilities, greenfield gas plants, air quality control systems on existing coal plants and an increase in demand for power delivery services provides a solid base for continued growth in 2007.

Minerals & Metals continued

- The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

  The focus for 2007 will be on the transition of current feasibility studies to project sanction, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and further the development of the company's international operations.

Infrastructure continued

- Underlying demand in the Infrastructure market remains strong in most markets in which the company operates. The increased size and capability of the Infrastructure group leaves it well positioned to respond to this demand.

Outlook

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

"The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

WorleyParsons

resources & energy

WorleyParsons Limited
ABN 17 096 090 158

Computershare

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
VIC 8060 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
web.queries@computershare.com.au
www.computershare.com

22 September 2006

Dear Shareholder

Annual General Meeting 2006

On behalf of the directors of WorleyParsons Limited ("WorleyParsons"), I am pleased to invite you to WorleyParsons' 2006 Annual General Meeting ("AGM"). Enclosed is the notice of meeting setting out the business of the AGM.

WorleyParsons' 2006 AGM will be held on Wednesday 25 October 2006 commencing at 2.00 pm (AEST) at the Observatory Hotel, 89 Kent Street, Sydney NSW 2000. If you decide to attend the AGM, please bring this letter with you to facilitate registration and entry into the AGM. If you are unable to attend the AGM, I encourage you to complete the enclosed Proxy Form. The Proxy Form should be returned by mail or fax to our share registry by 2.00pm on Monday 23 October 2006.

Further details relating to the various resolutions proposed at the AGM are set out in the Explanatory Notes accompanying this notice of meeting. I urge all shareholders to carefully read this material before voting on the proposed resolutions.

Subject to the abstentions noted, all of WorleyParsons' directors recommend that shareholders vote in favour of each of the resolutions proposed to be passed at the AGM.

Corporate shareholders should complete a "Certificate of Appointment of Corporate Representative" to enable a person to attend the AGM on their behalf. A form of this certificate may be obtained from our share registry.

I would like to take this opportunity to thank shareholders for their support of WorleyParsons. We have achieved significant growth since our listing in November 2002. During the four years since our listing in 2002, the Company has achieved EPS growth of approximately 43% on an annualised basis and revenue has grown from $378 million in 2003 to $2.4 billion in 2006. We continue to strive for excellence in all our work and to provide you with improved shareholder value.

I look forward to seeing you at the AGM.

Yours sincerely

Ron McNeilly
Chairman

NOTICE OF MEETING

WorleyParsons Limited

ABN 17 096 090 158

Notice is hereby given that the 2006 Annual General Meeting ("AGM") of WorleyParsons Limited ("WorleyParsons" or "Company") will be held on Wednesday 25 October 2006 at 2.00 pm (AEST) at the Observatory Hotel, 89 Kent Street, Sydney NSW 2000.

Business

1 – Financial Report

To receive and consider the financial report of the Company and the reports of the directors and of the auditors for the financial year ended 30 June 2006.

2 – Election of Directors

To consider, and if thought fit, pass the following resolutions as ordinary resolutions:

(a) That Mr Erich Fraunschiel, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

(b) That Mr William Hall, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, and being eligible, is re-elected as a director of the Company.

3 – Remuneration Report

To adopt the Remuneration Report as set out in the Annual Report for the financial year ended 30 June 2006.

Note: the vote on this resolution is advisory only and does not bind the directors or the Company.

4 – Grant of Performance Rights to Executive Directors

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given under Listing Rule 10.14 for the grant of Performance Rights to the executive directors of the Company (Messrs John Grill, William Hall and David Housego) in respect of the 2006/7 financial year, being not more than a total of 102,000 Performance Rights, in accordance with the WorleyParsons Limited Performance Rights Plan and on the terms summarised in the Explanatory Notes attached to the Notice of Meeting."

5 – Approval of acquisition of Shares by non executive directors under the WorleyParsons Limited Non Executive Director Share Plan

To consider, and if thought fit, pass the following resolution as an ordinary resolution:

"That approval be given for the purposes of the ASX Listing Rules for the acquisition by, or issue to, all present and future non executive directors of shares in WorleyParsons Limited in accordance with the rules of the WorleyParsons Limited Non Executive Director Share Plan and on the terms summarised in the Explanatory Notes attached to the Notice of Meeting."

By order of the Board

Dated: 22 September 2006

Sharon Sills
Company Secretary

Voting entitlements

The Board has determined that a shareholder's voting entitlement at the AGM will be taken to be the entitlement of the person shown in the register of members as at 7:00 pm AEST on **Monday 23 October 2006**.

Restrictions on Voting

In accordance with the Listing Rules, the Company will disregard any votes cast on Resolutions 4 and 5 by all directors and their associates.

However, the Company need not disregard a vote if it is cast by:

- a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- the Chairman of the meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Proxies

- A Proxy Form accompanies this Notice of Meeting.
- A member entitled to attend the AGM and vote has a right to appoint a proxy.
- The proxy need not be a member of WorleyParsons.
- Any instrument appointing a proxy in which the name of the appointee is not completed is regarded as given in favour of the Chair of the meeting.
- The appointment of one or more duly appointed proxies will not preclude a member from attending the AGM and voting personally.
- Members who are entitled to cast two or more votes may appoint not more than two proxies to attend and vote instead of themselves. An additional proxy form will be supplied by the share registry (Computershare Investor Services Pty Limited) on request by contacting ***1 300 855 080*** or from outside Australia +***61 3 9415 4000***. Where two proxies are appointed, both forms should be completed with the nominated proportion or number of votes each proxy may exercise. If no such proportion or number is specified, each proxy may exercise half of the votes.
- Proxy Forms must be signed by a member or the member's attorney or, if the member is a corporation, must be signed in accordance with section 127 of the Corporations Act or under hand of its attorney or duly authorised officer. If the Proxy Form is signed by a person who is not the registered holder of Shares (eg an attorney), then the relevant authority (eg, in the case of Proxy Forms signed by an attorney, the power of attorney or a certified copy of the power of attorney) must either have been exhibited previously to WorleyParsons or be enclosed with the Proxy Form.
- **To be effective, Proxy Forms must be received by the Company at its registered office or deposited at or faxed to:**

  WORLEYPARSONS LIMITED share registry at:

  Computershare Investor Services Pty Limited

  GPO Box 242

  Melbourne Vic 8060, Australia

  Fax number + 61 3 9473 2118

  no later than 48 hours prior to the meeting.
- If a body corporate is appointed as proxy, please write the full name of that body corporate (eg, Company X Pty Ltd). Do not use abbreviations. The body corporate will need to ensure that it:

  (a) appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and

  (b) provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the AGM.

  If no such evidence is received before the AGM, then the body corporate (through its representative) will not be permitted to act as your proxy.

Body corporate representatives

- A corporation, by resolution of its directors, may authorise a person to act as its representative to vote at the AGM.
- A representative appointed by a corporation may be entitled to execute the same powers on behalf of the corporation as the corporation could exercise if it were an individual member of WorleyParsons.
- To evidence the authorisation, either a certificate of corporate body representative executed under the common seal of the corporation or under the hand of its attorney or an equivalent document evidencing the appointment will be required.
- The certificate or equivalent document must be produced prior to the AGM.

WorleyParsons Limited

ABN 17 096 090 158

EXPLANATORY NOTES TO SHAREHOLDERS

These Explanatory Notes form part of the Notice of Meeting and should be read with the Notice of Meeting.

BUSINESS
Election of Directors

Resolution 2(a) – Mr Erich Fraunschiel

Mr Erich Fraunschiel, a non executive director, who retires in accordance with rule 8.1(e)(2) of the Company's Constitution, is standing for re-election at the AGM as a non executive director of the Company.

Erich is the Chairman of the Audit and Risk Committee. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined the Australian Industry Development Corporation where he was involved in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and was appointed Finance Director in 1992. Erich retired as an Executive Director and the Chief Financial Officer of Wesfarmers Limited in July 2002.

The directors (other than Mr Fraunschiel) recommend the reappointment of Mr Erich Fraunschiel to the WorleyParsons Board.

Resolution 2(b) – Mr William Hall

Mr William (Bill) Hall, an executive director, who retires by rotation in accordance with rule 8.1(e)(2) of the Company's Constitution, is standing for re-election at the AGM as an executive director of the Company.

Bill joined the WorleyParsons Board in November 2004 following the Company's acquisition of Parsons E&C Corporation. Prior to the acquisition, Bill was with the Parsons Group for 25 years. He became Chairman and CEO of Parsons Energy & Chemicals Group Inc in 2002. Prior to this he served as President of Parsons Energy & Chemicals Group Inc (1997-2001), President of The Ralph M. Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division (1989-1991). Bill has 39 years experience in the global engineering field, holding a number of key project and other US and international management positions with Parsons. Bill has bachelor and master's degrees in Chemical Engineering at Virginia Polytechnic Institute and has completed the Executive Program at Stanford University. He is also on the Board of Directors of the US-Saudi Arabian Business Council.

The directors (other than Mr Hall) recommend the reappointment of Mr William Hall to the WorleyParsons Board.

Resolution 3 – Remuneration Report

The Remuneration Report is set out on pages 22 to 30 of the WorleyParsons 2006 Annual Report. It is also available on the WorleyParsons internet site (www.worleyparsons.com).

The *Corporations Act 2001* requires listed companies to put an annual non-binding resolution to shareholders to adopt the Remuneration Report. In line with the legislation, this vote will be advisory only, and does not bind the directors or the Company. However, the Board will take the discussion at the meeting into consideration when determining the Company's remuneration policy.

The Remuneration Report sets out the remuneration policy for the Company and its controlled entities and:

- reports and explains the remuneration arrangements in place for executive directors, senior management and non executive directors;
- explains Board policies in relation to the nature and value of remuneration paid to non executive directors, executives and senior managers within the WorleyParsons group; and
- discusses the relationship between the Board policies and WorleyParsons performance.

A reasonable opportunity will be provided for discussion of the Remuneration Report at the AGM.

The directors unanimously recommend shareholders approve the adoption of the Remuneration Report.

Resolution 4 – Grant of Performance Rights to Executive Directors

Resolution 4 seeks shareholder approval for the grant of Performance Rights to the Company's executive directors (Mr John Grill, Mr William Hall and Mr David Housego) pursuant to the WorleyParsons Limited Performance Rights Plan ("Plan") and otherwise on the terms and conditions set out in this Notice of Meeting.

The Company's remuneration policy is designed to ensure that executive remuneration is competitive in attracting, motivating and retaining top quality executives and properly reflects the duties and responsibilities of each relevant executive. The remuneration structure used by the Company to achieve these objectives includes the combination of fixed annual remuneration and performance related remuneration, including participation in the Plan. Participation in the Plan is offered to executives who are able to influence the generation of shareholder wealth and therefore have a direct impact on the Company's performance.

The Nominations and Remuneration Committee regularly seeks independent expert advice on the appropriateness of remuneration packages having regard to packages offered by comparable companies.

While not required by the ASX Listing Rules, in the interests of good governance and transparency, the directors wish to keep shareholders informed in relation to the remuneration of the Company's executive directors. Accordingly, shareholder approval is sought for the grant to Messrs Grill, Hall and Housego of up to the following number of Performance Rights:-

- Mr John Grill – 52,500 Performance Rights
- Mr William Hall – 28,000 Performance Rights
- Mr David Housego – 21,500 Performance Rights

The number of Performance Rights is calculated in accordance with the following formula:

<u>Formula</u>: X = <u>[Y]% of Total Target Annual Remuneration ("TAR")</u>
P

Where	X =	total number of Performance Rights granted
	Y =	performance-based percentage for each individual director (Mr Grill – 33%, Mr Hall – 28%, Mr Housego – 35%)
	TAR =	Total Annual Remuneration comprising fixed annual remuneration, plus maximum target performance-based remuneration (Short Term Incentive + Long Term Incentive)
	P =	The weighted average share price of the Company's shares over the 10 trading days immediately following the announcement of the annual results

In respect of the 2006/7 financial year, Mr Grill's TAR is $3,120,000, Mr Hall's TAR is $1,980,000 and Mr Housego's TAR is $1,210,000.

The total maximum number of Performance Rights granted to the executive directors for the 2006/7 financial year will not exceed 102,000 Performance Rights.

Messrs Grill, Hall and Housego are the only directors who are entitled to participate in the Plan.

During the 2006 financial year and following the approvals received at the 2005 AGM, the following numbers of Performance Rights were granted to Messrs Grill, Hall and Housego under the Plan for no consideration and on similar terms to the proposed grant described below:

- Mr Grill – 78,659 Performance Rights;
- Mr Hall – 47,788 Performance Rights;
- Mr Housego – 35,075 Performance Rights.

Further details of grants of Performance Rights to executive directors are set out in detail in the Remuneration Report.

Subject to receipt of shareholder approval, the Board intends to grant the Performance Rights in respect of the 2006/7 financial year by 30 November 2006. The performance conditions and other terms of the grant for the 2006/7 Performance Rights are described below.

In summary, each Performance Right granted pursuant to the approval sought at the AGM will entitle the holder to one fully paid ordinary share in the Company at no cost, subject to satisfaction of the performance conditions described below. The Performance Rights vest after three years based on the achievement of both prescribed performance hurdles and a service condition. The Performance Rights may only be exercised after this three year period when fully vested and expire 10 years from the initial grant date.

The Performance Rights proposed to be granted to Messrs Grill, Hall and Housego for the 2006/7 financial year may only be exercised to the extent that specified earnings per share ("EPS") growth targets and the total shareholder return ("TSR") measure are satisfied as set out below.

EPS is calculated in accordance with Accounting Standard AASB 1027 "Earnings per Share". Basic earnings per share is determined by dividing the operating profit after income tax by the weighted average number of ordinary shares outstanding during the financial year.

In respect of each tranche, 40% of each executive's Performance Rights vest subject to EPS measurement in accordance with the following table:

EPS measurement table	
Average compound growth in EPS of WorleyParsons over a three-year performance period	**Proportion of Performance Rights that may be exercised if the EPS Performance Hurdle is met**
Less than 4% p.a. above increase in CPI	0%
4% p.a. above increase in CPI	20%
More than 4% p.a. above increase in CPI, but less than 8% p.a. plus increase in CPI	An additional 5% of performance rights will vest for each additional 1% p.a. plus CPI increase
8% p.a. above increase in CPI	40% (i.e. Maximum of award)

40% of the Performance Rights in a tranche will lapse if compound EPS is less than 4% p.a. above CPI. The EPS measure will not be retested.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as a percentage of the opening value.

TSR performance will be measured annually against an ASX index determined by the Nominations and Remuneration Committee from time to time (for 2006/7, the ASX 150 to 50) over a 3 to 4 year period from the date of grant. That is, the TSR measure will initially be assessed at the end of the three year performance period and if the hurdle is not met in year 3, the TSR hurdle will be re-tested at the end of year 4, at the executive's irrevocable election. If the hurdle is not met at that time, the Performance Rights will lapse.

In respect of each tranche, 60% of each executive director's performance rights are subject to the TSR measurement in accordance with the following table:

TSR measurement table	
Performance against ASX Index	**Proportion of Performance Rights that may be exercised if the TSR performance hurdle is met**
Less than 50th percentile	0%
At 50th percentile	30%
More than 50th and up to 75th percentile	From the 51st to 75th percentiles an additional 1% of performance rights will vest for every percentile increase in TSR
More than 75th percentile	60% (i.e. Maximum of award)

In the event of a "change of control" of the Company (which is defined as a third party acquiring unconditionally 51% or more of the Company) the directors will exercise their discretion to determine whether any or all unvested Performance Rights vest, having regard to whether the appropriate performance hurdles in respect of those Performance Rights have been met at the date of change of control.

Under the Plan Rules, the Board may deem any unvested Performance Rights to have lapsed if, in the opinion of the Board, the executive director acts fraudulently or dishonestly or is in breach of any of his obligations to the Company.

If the executive director leaves the Company, the Board may determine whether any unvested Performance Rights may vest and be exercised.

The Performance Rights vest as the executive director meets a service requirement, i.e. the executive director must continue to remain employed by the Company to become eligible to exercise his Performance Rights. The Performance Rights may generally only be exercised after the three year period when fully vested, subject to the relevant performance hurdles being satisfied. Trading restrictions may apply to the shares on vesting of the Performance Rights, as determined by the Board at its discretion.

The Board's view continues to be that unless WorleyParsons performs well and shareholder value is improved, the executive directors should not receive a benefit. The performance conditions impose challenging but achievable targets for the executive directors and are chosen to contribute to the creation of shareholder wealth.

Details of any Performance Rights granted under the Plan will be announced to the ASX at time of grant. No Performance Rights will be issued under this approval later than one year after the date of the AGM.

The directors (with Messrs Grill, Hall and Housego abstaining) recommend that shareholders vote in favour of the resolution.

Resolution 5 – Acquisition of Shares by Non Executive Directors

The ASX Listing Rules require that shareholders approve the issue of securities to directors. Accordingly, approval is sought for the acquisition by, or issue to all current and future non executive directors (but no other persons) of shares in WorleyParsons Limited in accordance with the rules of the WorleyParsons Limited Non Executive Director Share Plan ("NED Plan") for a period of 3 years from the date of the AGM (i.e. until 25 October 2009).

The NED Plan was approved by shareholders prior to listing. Subsequently, the Company obtained a waiver (in a form similar to that granted by the ASX to other companies) from the need for shareholder approval for the continued operation of the NED Plan. In the interests of good governance and transparency, and to ensure that the Company has the flexibility to issue shares to non executive directors, as well as acquire them on market or off market, WorleyParsons now seeks shareholder approval for the operation of the NED Plan for the next 3 years on the terms summarised below. It is not currently intended that shares be issued to non executive directors for the purposes of the NED Plan, however the approval sought will allow this to occur, if required.

Non executive directors of WorleyParsons are required to sacrifice at least 25% (or such other percentage determined by the Board, currently to a maximum of 60%) of their annual directors' fees (including Board committee fees) and, in return, shares in WorleyParsons will be purchased on market on their behalf or issued to them in accordance with the rules of the NED Plan.

Non executive directors are able to elect to sacrifice over 25% of their fees up to a maximum of 60% in any year under the NED Plan.

To date, shares have been allocated 6 times per year under the NED Plan. However, the Board proposes that in future shares will be allocated, during WorleyParsons' trading windows, so as to better align the allocations with the Company's overall approach to securities dealing by employees and executives.

As such, it is proposed that shares will be allocated (whether by issue or on or off market transfer) for the purposes of the NED Plan on the sixth trading day after the commencement of each trading window, as defined under the WorleyParsons Guideline for Dealing in Securities. For the purposes of the NED Plan, the number of shares to be allocated will continue to be determined by dividing the "Participating Amount" (i.e. the proportion of directors' fees sacrificed to the NED Plan) by the "Market Value" of the shares. "Market Value" is defined to mean "in the case of shares acquired on market, the prevailing market price, and, otherwise, the weighted average of the prices at which shares are traded on the ASX during the first five trading days from the commencement of a trading window". As noted above, the "Allocation Date" has been determined by the Board to mean "the sixth trading day from the commencement of a trading window as defined under the WorleyParsons Guideline for Dealing in Securities."

If shares cannot be purchased on the market or new shares cannot be issued for legal or other reasons, the directors will be paid a cash amount equivalent to the amount of fees sacrificed.

Non executive directors will not be able to sell or otherwise dispose of the shares which will be held by a trustee on behalf of each director, until the earlier of:

- 10 years after acquisition;
- the director ceasing to be a non executive director of WorleyParsons;
- the director applying to the Board and the Board, taking into account the particular circumstances of the application, determining that the director may sell or otherwise dispose of the shares; or
- a change of control of WorleyParsons.

Shareholders have previously approved a maximum aggregate fee pool for all non executive directors of $925,000. Currently non executive directors' fees are less than the maximum aggregate. However, assuming that the maximum possible amount is paid to non executive directors, being $925,000, and assuming each non executive director sacrifices 25% of their fees (representing a total sacrifice of $231,250 per annum for all non executive directors) and assuming the Market Value of shares allocated is $19.50 per share, then 35,578 shares will be issued to or acquired by the non executive directors in aggregate per annum over the three year approval period.

Details of any securities acquired by, or issued to, non executive directors under the NED Plan will continue to be published in each of WorleyParsons annual reports relating to the periods from the date of this AGM until the financial year ending 30 June 2009 (inclusive).

The following table shows the total number of shares allocated to all non executive directors under the NED Plan from the date of last approval and the acquisition price of the securities.

Name of non executive director	Number of shares allocated	Total acquisition price for the securities
John Schubert [resigned February 2005]	25,171	$60,944.62
Ron McNeilly	22,772	$95,586.66
Erich Fraunschiel	17,307	$68,919.99
John Green	37,220	$134,485.85
Grahame Campbell	15,899	$62,595.87
Eric Gwee [commenced February 2005]	2,555	$26,002.54
Totals	**120,924**	**$448,535.53**

The directors (with the non executive directors abstaining) recommend that shareholders vote in favour of the resolution.

Voting on Resolutions 4 and 5

In accordance with the Listing Rules, the Company will disregard any votes cast on resolutions 4 and 5 by any directors and their associates.

However, the Company need not disregard a vote if it is cast by:

- a person as a proxy for a person who is entitled to vote, in accordance with the directions on the Proxy Form; or
- the Chairman of the Meeting as a proxy for a person who is entitled to vote, in accordance with a direction on the Proxy Form to vote as the proxy decides.

Undirected proxies

The Chairman of the meeting intends to use any undirected proxies held by him to vote in favour of resolutions 4 and 5, provided shareholders give permission for this by marking the appropriate box on the Proxy Form.

WorleyParsons

resources & energy

WorleyParsons Limited

ABN 17 096 090 158

Mark this box with an 'X' if you have made any changes to your address details (see reverse) [X]

Proxy Form

All correspondence to:
Computershare Investor Services Pty Limited
GPO Box 242 Melbourne
VIC 8060 Australia
Enquiries (within Australia) 1300 855 080
(outside Australia) 61 3 9415 4000
Facsimile 61 3 9473 2118
www.computershare.com

Appointment of Proxy

I/We being a member/s of WorleyParsons Limited and entitled to attend and vote hereby appoint

[X] the Chairman of the Meeting (mark with an 'X') **OR** [ ] If you are not appointing the Chairman of the Meeting as your proxy please write here the full name of the individual or body corporate (excluding the registered Securityholder) you are appointing as your proxy.

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of WorleyParsons Limited to be held at Observatory Hotel, 89 Kent Street, Sydney, NSW,2000 on Wednesday 25 October 2006 at 2:00pm (AEST) and at any adjournment of that meeting.

[X] **IMPORTANT: FOR ITEMS 4 AND 5 BELOW**

If the Chairman of the Meeting is your nominated proxy, or may be appointed by default, and you have not directed your proxy how to vote on Items 4 and 5 below, please place a mark in this box. By marking this box you acknowledge that the Chairman of the Meeting may exercise your proxy even if he has an interest in the outcome of those items and that votes cast by him, other than as proxy holder, would be disregarded because of that interest. If you do not mark this box, and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Items 4 and 5 and your votes will not be counted in computing the required majority if a poll is called on these items. The Chairman of the Meeting intends to vote undirected proxies in favour of each of these items.

Voting directions to your proxy - please mark [X] to indicate your directions

		For	Against	Abstain*
Item 2a.	To re-elect Mr Erich Fraunschiel as a director	[ ]	[ ]	[ ]
Item 2b.	To re-elect Mr William Hall as a director	[ ]	[ ]	[ ]
Item 3.	Adoption of the Remuneration Report (Non-binding)	[ ]	[ ]	[ ]
Item 4.	Grant of Performance Rights to Executive Directors	[ ]	[ ]	[ ]
Item 5.	Approval of acquistion of Shares by non-executive directors under WorleyParsons Limited Non Executive Director Share Plan	[ ]	[ ]	[ ]

In addition to the intention advised above, the Chairman of the Meeting intends to vote undirected proxies in favour of each of the other items of business.

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

PLEASE SIGN HERE

This section *must* be signed in accordance with the instructions overleaf to enable your directions to be implemented.

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

In addition to signing the Proxy form in the above box(es) please provide the information below in case we need to contact you.

Contact Name ______ Contact Daytime Telephone ______ Date / /

WOR 17PR

WOR_WIP_122010/000001/000006/i

How to complete the Proxy Form

1 Your Address

This is your address as it appears on the company's share register. If this information is incorrect, please mark the box and make the correction on the form. Securityholders sponsored by a broker (in which case your reference number overleaf will commence with an 'x') should advise your broker of any changes. **Please note, you cannot change ownership of your securities using this form.**

2 Appointment of a Proxy

If you wish to appoint the Chairman of the Meeting as your proxy, mark the box. If the individual or body corporate you wish to appoint as your proxy is someone other than the Chairman of the Meeting please write the full name of that individual or body corporate in the space provided. If you leave this section blank, or your named proxy does not attend the meeting, the Chairman of the Meeting will be your proxy. A proxy need not be a securityholder of the company. Do not write the name of the issuer company or the registered securityholder in the space.

3 Votes on Items of Business

You may direct your proxy how to vote by placing a mark in one of the three boxes opposite each item of business. All your securities will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of securities you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on a given item, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.

4 Appointment of a Second Proxy

You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the company's share registry or you may copy this form.

To appoint a second proxy you must:

(a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of securities applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded.

(b) return both forms together in the same envelope.

5 Signing Instructions

You must sign this form as follows in the spaces provided:

Individual:	where the holding is in one name, the holder must sign.
Joint Holding:	where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney:	to sign under Power of Attorney, you must have already lodged this document with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies:	where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.

If a representative of a corporate Securityholder or proxy is to attend the meeting the appropriate "Certificate of Appointment of Corporate Representative" should be produced prior to admission. A form of the certificate may be obtained from the company's share registry or at **www.computershare.com.**

Lodgement of a Proxy

This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below no later than 48 hours before the commencement of the meeting at 2:00pm (AEST) on Wednesday 25 October 2006. Any Proxy Form received after that time will not be valid for the scheduled meeting.

Documents may be lodged using the reply paid envelope or:

IN PERSON	Share Registry - Computershare Investor Services Pty Limited, Level 2, 60 Carrington Street, Sydney NSW 2000 Australia
BY MAIL	Share Registry - Computershare Investor Services Pty Limited, GPO Box 242, Melbourne Vic 8060 Australia
BY FAX	61 3 9473 2118

WorleyParsons

resources & energy


HYDROCARBONS
POWER
MINERALS AND METALS
INFRASTRUCTURE

when experience counts

OUR VISION

WorleyParsons will be the preferred global provider of technical, project and operational support services to our customers, using the distinctive WorleyParsons culture to create value for our customers and prosperity for our people.

LEADERSHIP

- Committed, empowered and rewarded people
- Integrity in all aspects of business
- Energy and excitement
- Minimum bureaucracy

AGILITY

- Smallest assignment to world scale developments
- Local capability with global leverage
- Responsive to customer preferences
- Optimum solutions customized to needs

RELATIONSHIPS

- Rapport with all stakeholders
- Open and respectful
- Collaborative approach to business

PERFORMANCE

- Zero harm
- Results for our customers and other stakeholders
- World-class resources, capability and experience

Zero Harm
Leadership
No Incidents
Safe Behavior

CONTENTS

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries.

In these industries, our services cover the full asset spectrum both in size and lifecycle, from the creation of new assets, to services that sustain and enhance the value of operating assets.

HYDROCARBONS

From small brownfield service contracts to mega greenfield projects. Skills and technologies to address all challenges.

POWER

Transmission, distribution, nuclear, Integrated Gas Combined Cycle and clean coal leaders, and major retrofit capabilities.

MINERALS AND METALS

Delivering projects and solutions in base metals, alumina, aluminum, coal, iron ore, and steel across the world.

INFRASTRUCTURE

Complete solutions for the rail, marine, water, resources, and energy sectors in all project phases.

Business Highlights


GLOBAL HUB
LOCAL OFFICE

$2,464m

REVENUE 2006
The result was earned on aggregated revenue of $2,464m, an increase of 78.6% on the $1,379m reported in 2005.

$200m

EBIT 2006
EBIT for the year was $200m, an increase of 95% from the $102m reported in 2005.

$139m

NET PROFIT 2006
A full year result for 2006 of $139m, an increase of 109% over the $66m net profit reported in 2005.

68.5c

BASIC EPS (cents per share)
Basic earnings per share was 68.5 cents per share, an increase of 88.9% above the 36.0 cents per share for 2005.



5.6%

NET PROFIT MARGIN 2006
After tax the Company earned a net margin on aggregated revenue of 5.6%, compared to the 2005 net margin of 4.8%.

Project delivery

WorleyParsons' experience covers all five phases of an asset's lifecycle. It is our understanding of what is critical in each one of these phases and our ability to customize our services for each phase and for every customer that has resulted in outstanding project delivery around the world.

1	2	3	4	5
IDENTIFY	SELECT	DEFINE	EXECUTE	OPERATE
Preliminary Analysis Business Strategy	Conceptual Design Execution Strategy	Front End Engineering Design Sanction Project	Detailed Engineering Construction Commissioning	Asset Services Maintenance Upgrade Decommissioning



Business Overview

EGYPT	**OMAN**	**SAUDI ARABIA**
CAIRO	MUSCAT	AL KHOBAR
GIZA	**QATAR**	YANBU
IRAQ	DOHA	**UAE**
KUWAIT		ABU DHABI
AHMADI		

Middle East

Nationalization Program

WorleyParsons, since its arrival in Saudi Arabia, has been a strong advocate of nationalization in the workplace. Consistently achieving 30% local content under the Aramco GES contract, WorleyParsons continued this initiative when securing and managing the Maintain Potential Program contract where over 200 Saudi personnel are employed within the Company. With the award of the Ma'aden contract in 2006 WorleyParsons is not only aiming to achieve a high level of local employment within its organization, but also has the responsibility of managing the training and development of Ma'aden's operator and maintenance personnel. It is anticipated that when the plant starts up it will be predominantly manned by Saudis.

WorleyParsons' nationalization initiatives in Saudi Arabia reflect a global intent across the Company and set benchmarks for our efforts throughout the Middle East, Africa, Asia and developing nations.



Hussain Al-Mozel, Sadeq Al-Buwaidi, Gordon Cowe, Martin Gosney





Middle East

Business Overview

Middle East operations are managed from the regional hub offices in Saudi Arabia, and Abu Dhabi, with support offices in Oman, Qatar, and Kuwait.

We continue to be a significant player in the United Arab Emirates through our involvement with the various Abu Dhabi National Oil Company Group of Companies. Our recent wins with ADGAS, GASCO, Abu Dhabi Marine Operating Company, and Takreer has placed us as the foremost provider of program management consultancy services in Abu Dhabi. The West Bukha field and the work share with Kuwait office for the installation of a 20 inch gas oil pipeline has enhanced the Abu Dhabi office capabilities to provide engineering, procurement and construction management services.

In Saudi Arabia, WorleyParsons Petrocon has cemented its position and reputation as one of the more capable project management and engineering design companies in Saudi Arabia. Recognized market leadership position in Hydrocarbons has now been supported by the entry of the Infrastructure and Minerals and Metals business units through the program management consultancy award of the Ma'aden phosphate development project.

WorleyParsons Qatar and Oman offices continue to win asset services contracts. WorleyParsons Oman continues to work very closely with the community by initiating essential training for Omani employees and arranging for apprenticeship programs. In Kuwait, WorleyParsons' relationship with Kuwait Oil Company extends over 13 years by being awarded the strategic project installation of a 20 inch new gas oil supply pipeline which feeds the Subiyah Power Station, and working with Chevron as part of the integrated infrastructure team for the Kuwait Oil Company facilities in south east Kuwait.



Muscat, Oman

Client: Petroleum Development Oman
Location: South Oman Fields
Timeframe: Aug 2005 – Jul 2010

IDENTIFY | SELECT | DEFINE | EXECUTE

In a major strategic initiative to reduce interfaces and costs, Petroleum Development Oman undertook the bold challenge of reducing 14 separate contracts for engineering, construction, maintenance, and commissioning of its surface facilities in Oman to just four contracts. WorleyParsons was awarded the on-plot contract for South Oman with a Joint venture partner, Arabian Industries.

Since commencement of the contract, the Joint Venture has mobilized 650 construction and maintenance resources to three separate sites in the Oman desert some 650 to 900 km from the Head Office in Muscat. In July the WorleyParsons Oman team achieved two million manhours without a lost time injury.

The contract also involves sub-contracting 10% of all construction activities to local construction contractors (that is, Omani Bedouin who have started small companies) in order to support the local community.



10,000 tons/day capacity

Office Ahmadi, Kuwait

Mina Al Ahmadi Gas Oil Pipeline

Client: Kuwait Oil Company
Location: Ahmadi, Kuwait
Timeframe: Apr 2006 – Apr 2008

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

Kuwait Oil Company awarded WorleyParsons an EPCM contract for a 20 inch new gas oil supply pipeline from Mina Al Ahmadi Refinery to the Subiyah Power Station. The 10,000 tons/day capacity new pipeline will feed the new gas turbine plant of the power station. The pipeline is approximately 180 km long and will be diverted to avoid populated areas.

WorleyParsons' services comprise the preparation of front-end engineering design, detailed design, procurement services for the procurement of plant, equipment and materials, expediting, inspection and testing, shipping, project management, risk management, preparation of documentation, construction management and supervision services, and training of Kuwait Oil Company personnel.

WorleyParsons, under Kuwait Oil Company guidelines, will prepare the construction tender package(s), proceed with competitive tendering, conclude the evaluation and recommendation for award for Kuwait Oil Company's review and approval prior to award of the construction works sub-contract by Kuwait Oil Company.

This project is a strategic fit – it is a long term contract with elements of workshare between WorleyParsons' offices in Abu Dhabi and Kuwait. Also, this award follows on from previous services and a relationship extending over 13 years with Kuwait Oil Company.



470 millions of standard cubic feet per day of pipeline capacity

Office Abu Dhabi, UAE

Offshore Associated Gas

Client: Abu Dhabi Gas Industries Ltd (GASCO) and Abu Dhabi Gas Liquefaction Company Ltd (ADGAS)
Location: Abu Dhabi, UAE
Timeframe: Apr 2006 – Jul 2009

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

GASCO and ADGAS awarded WorleyParsons the project management services of three Engineering, Procurement & Construction (EPC) packages consisting of Das Island facilities, offshore pipeline, onshore pipeline and Habshan facilities. The engagement covers the EPC pre-award phase through to the EPC execution phase and will conclude upon the satisfactory completion and handover of the plants to ADGAS and GASCO operations. This will include the resolution of major outstanding items and commercial matters with the EPC contractors.

The project consists of new compression and dehydration units in Das Island, a new 30 inch high pressure pipeline to transport offshore gases from Das Island to onshore Habshan, and new processing units, to be constructed at Habshan, to separate the bulk of the natural gas liquids components recovered from the offshore gases.

WorleyParsons will independently manage the EPC phase of the project on behalf of the clients, conforming to all ADGAS/GASCO policies, procedures, rules, regulations, practices, standards, and guidelines. This will ensure that the plants are engineered, procured, constructed, and commissioned in accordance with the clients' requirements. The new plants will meet the performance parameters set out in the EPC contract, and the Health, Safety & Environment quality, cost, and schedule targets set by GASCO and ADGAS.



USD1.4bn total installed cost

Office Houston, USA

Jubail Chevron Phillips Petrochemical Complex

Client: Chevron Phillips
Location: Al Jubail, Saudi Arabia
Timeframe: Nov 2002 – Jan 2007

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

The Saudi Arabian Government has indicated an intention to have petrochemical production reach 48 million tons per year by 2010 and is currently investing USD52.2 bn in developing the required infrastructure and processing facilities. A key project in this development is the Jubail Chevron Phillips Petrochemical Complex.

WorleyParsons was awarded the front-end engineering design, program management, and construction management for the USD1.4 bn petrochemical complex at Al Jubail, Saudi Arabia. The project involves construction of a 230,000 tons per year ethane cracker, a 715,000 tons per year styrene plant, and an 850,000 tons per year ethyl benzene unit to be located at the existing Saudi Chevron Phillips complex in the city. It is based on Saudi Aramco natural gasoline as feedstock and produces styrene, propylene, and ethyl benzene as its final products. The complex also produces a by-product suitable for sale as motor gasoline blend stock.

WorleyParsons' role includes the electric power supply, seawater supply, marine terminal facilities, port infrastructure, and debottlenecking of existing benzene facilities.



#1 largest fertilizer plant in the world

Office Al Khobar, Saudi Arabia; Melbourne, Perth, Australia

Ma'aden Project

Client: Ma'aden Phosphate
Location: Al Jalamid, Ras Az Zawr, Saudi Arabia
Timeframe: 2006 – 2010

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

Ma'aden Phosphate in Saudi Arabia is set to become one of the largest producers of di-ammonium phosphate, processed fertilizer for use on grain and horticulture. It is anticipated that the three million tons per annum production will account for 10% of the world's requirement. WorleyParsons has been awarded the engineering and project management services role on this USD2.5 bn project. During construction, the direct workforce on this project will total some 8,000 employees. When completed it will provide over 1,700 full-time jobs for Saudi nationals along with many additional job opportunities in related support.

The project sources phosphate concentrate from a mine and beneficiation plant at Al Jalamid in the north west of Saudi Arabia and rails the concentrate 1,400 km to a chemical processing complex at Ras Az Zawr on the eastern Arabian Gulf coast. Facilities in the complex include a world-scale ammonia plant and multiple trains of sulfuric acid, phosphoric acid, and di-ammonium phosphate granulation plant. WorleyParsons' role covers processing plant, town site, and infrastructure for the project. Ma'aden's near term plans include alumina and aluminum projects with components of the power and infrastructure required for these integrated with the phosphate project.



Business Overview

BULGARIA
SOFIA
IRELAND
DUBLIN
KAZAKHSTAN
ATYRAU
RUSSIA
MOSCOW
SPAIN
MADRID
UNITED KINGDOM
BRISTOL
LEEDS
LONDON

Europe

Safety at Tengiz

The Tengiz oilfield is one of world's largest oilfields and is fundamental to the Kazakhstan national economy. For the multi-billion dollar TengizChevroil sour gas injection/second generation project at Tengiz, Incident and Injury Free is not just a goal; it is a value system and way of life. Every day a young multinational workforce of 10,000 go to work, speaking 20 different languages and working 12 hour days with a common purpose of returning home safely every night.

The project focuses not on safety statistics but on care and concern for all workers and their behavior. It's a culture built on individual responsibility, prompt action when unsafe conditions are observed, active anticipation and obedience to safety rules because it is clearly the right thing to do.

The Tengiz safety program has training at its heart and from January to July, 2006, the project conducted over 30 different types of training programs, resulting in 51,000 individual courses and bringing the cumulative total to 207,000 individual courses from 2002 to 2006. Training extends beyond the construction site and into the community as workers are constantly shown how home safety practices and safety awareness can directly protect their families.

The project has reached a landmark achievement of 18.5 million manhours without a lost time incident and exceeded seven million manhours on eight occasions.

With an extremely large and inexperienced workforce operating in such a remote area, safety remains a constant challenge, which can only be mitigated by the authentic passion for an injury free environment that exists in each participant today.

Sour Gas Injection/Second Generation Project
Marie B. Gonzales, Gerard Kenny, John Lyon, Craig Herman
WorleyParsons operate in joint venture as Parsons Fluor Daniel (PFD)







Europe

Business Overview

European operations are managed from the regional hub office in London, with support offices in Atyrau in Kazakhstan, Sofia in Bulgaria and Moscow.

We continue to be a significant contractor in Kazakhstan through our ongoing involvement in two of its major oil and gas developments: Tengiz and Kashagan. Current staffing levels are approximately 250 in Atyrau and in the next 12 months our expectation is to build an increasingly diversified business through the introduction and development of our Infrastructure and Minerals & Metals businesses and opening new offices in other locations.

Through our Bulgarian operations we have established ourselves as a leading provider of architect/engineering services to the power industry with ongoing projects for the Maritza East 2 thermal power plant and the Kozloduy and Belene Nuclear Power Plants.

In Russia, we continue to work on our long term contract with Sakhalin Energy and are focusing on developing relationships with international and national oil and gas companies as well as strategic joint ventures with selected Russian partners.

During the past 12 months there have been a number of new awards including ExxonMobil: Singapore Parallel Train pre-FEED study – in joint venture with Foster Wheeler, Petropars Ltd: South Pars 12, Iran FEED and British Gas Tunisia: Miskar Field.



London, UK

Client: Langeled Group (Statoil, Hydro, Petoro, Shell, DONG, ExxonMobil, & ConocoPhillips)
Location: Easington, UK
Timeframe: Oct 2006 – Jul 2007

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Statoil (on behalf of Norsk Hydro and the Langeled partners) awarded WorleyParsons' London office the front-end engineering design and subsequently the engineering, procurement, and construction supervision of the Langeled Gas Receiving Facility being built at Easington, on the UK's east coast. In March 2006 WorleyParsons was also awarded the nitrogen ballasting facility associated with the project.

The UK is no longer self-sufficient in gas and needs to import increasing quantities of gas to meet current and future demand. The facility will receive gas from Norway via the longest sub-sea pipeline in the world (1,200 km) and will deliver up to 20% of the UK's gas requirement.

At the facility the gas stream is separated into four trains where filtration, pressure and temperature adjustment takes place. The gas is custody metered prior to being dispatched from the site for entry into the UK's National Transmission System. The design criteria for the facility included a plant operating life of 50 years and high plant availability.

It is seen as strategically important for Norway to have alternative routes to market its natural resources. It is anticipated first gas will flow in October 2006.



300+ technical deliverables in 12 months

Office Sofia, Bulgaria; Reading, USA

Maritza East 2 Rehabilitation

Client: Maritza East 2
Location: Stara Zagora, Bulgaria
Timeframe: Jun 2005 – Dec 2009

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WorleyParsons' client decided to perform a major overhaul for turbine, generators, and condensers of Units 1 to 4 in order to modernize the machinery with more reliable state-of-the-art technology and to increase the power output from 150 to 177 MWe for each of Units 1 to 4 and from 210 to 227 MWe for each of the Units 5 and 6. As owners' engineer WorleyParsons provides assistance to engineering, procurement, construction, planning, quality, financial, legal, contractual, and permitting by obtaining of design permits.

In addition, due to the need to comply with environmental regulations in Bulgaria (and in the European Union), under the same contract, Maritza East 2 requested WorleyParsons to support the building of flue gas desulfurization facilities for Units 1 to 4.



USD11m savings

Office Leeds, UK

Strategic Environmental Cost Benefit Analysis

Client: Shell UK Oil Products Limited, Statoil (North Africa), National Grid Transco (UK), Nexen Petroleum Ltd (Yemen), UK Environment Agency (UK)
Location: Leeds, UK; Calgary, Canada
Timeframe: 2005 onwards

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WorleyParsons Komex is the market leader in providing strategic economic and financial analysis of client's environmental issues. By examining the full private and social economic implications of environmental decisions, we help our clients optimize their environmental spending, resulting in benefits to the environment, and savings to the client. This service has application to a wide variety of issues, including contaminated site, remediation, greenhouse gas management, water resources utilization and conservation, and facility design optimization.

For Shell UK Oil Products Limited in the UK, WorleyParsons Komex was retained to undertake a cost benefit analysis of remediation options for part of a refinery facility following site assessment and pilot testing trials. The cost benefit analysis compared the relative costs and benefits of viable remedial options for the area, both internal and external. Remediation options considered included those for source, pathway, and receptor management at different points in the facility's lifecycle. The most economical option was identified allowing the client to reapportion environmental budget to more beneficial environmental projects within the facility.



9.6 total capacity million tons per annum

Office London, UK

Sakhalin II Onshore Processing Facility

Client: Sakhalin Energy Investment Company Ltd
Location: Sakhalin Island, Russia
Timeframe: 2001 - 2006

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The Sakhalin II project, one of the largest in Europe, is located onshore and offshore of Sakhalin Island, a remote territory of the Russian Far East. The main components include three offshore drilling and production platforms, 1,000 km of parallel oil and gas pipelines, an onshore gas and condensate processing facility, a gas liquefaction plant, and oil and liquified natural gas export terminals.

Following WorleyParsons' completion of definition engineering design, the Company proceeded with detailed engineering for the onshore processing facility. Concurrent with the design process, WorleyParsons prepared the "Technical and Economic Substantiation of Construction" and environmental protection measures used to obtain approval of the onshore processing facility project from Russian Federation and regional authorities.

WorleyParsons will procure all engineered items including rotating equipment, vessels and other process plant, electrical and instrumentation systems, and buildings. Construction management expertise to assist in development and execution of the overall construction and commissioning program, development and operation of manpower, material and equipment logistics strategies will also be provided.



€3bn total installed cost

Office Sofia, Bulgaria; Reading, USA

Belene Nuclear Power Plant

Client: Natsionalna Elektricheska Kompania (NEK), Ministry of Energy and Energy Resources
Location: Sofia, Bulgaria
Timeframe: 2001 – 2015

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The Belene Nuclear Power project comprises two 1,000 MW power plants with an installed cost of Euro 3bn. Originally, the site planned for two Russian-designed units, but in the early 1990s the Republic of Bulgaria halted construction. The renewed project is essential for the Natsionalna Elektricheska Kompania and Bulgarian national economy to satisfy electrical energy needs and cover domestic and export energy requirements.

As part of an effort to restart construction, WorleyParsons was contracted to develop the environmental impact assessment for the Belene site and a technical and economic feasibility study for the completion of Belene Units 1 and 2. The feasibility study considered the technical and economic impacts of the entire lifecycle for the facility, from initial construction through plant operation, nuclear radwaste disposal, and ultimate disposal or storage of the used nuclear fuel.

Through the environmental impact assessment and study, WorleyParsons gained site-specific knowledge of the Belene plant. Combined with our extensive experience in designing and upgrading nuclear plants throughout the world, our background at Belene enhances WorleyParsons' ability to support the next phase of the completion effort.



Business Overview

CANADA
CALGARY
COLD LAKE
EDMONTON
FORT MCMURRAY
NANAIMO
SASKATOON
TORONTO
VANCOUVER
VICTORIA

CHILE
SANTIAGO

TRINIDAD & TOBAGO
PORT-OF-SPAIN

UNITED STATES
ARCADIA
CHATTANOOGA
CHICAGO
DALLAS
DEER PARK
DENVER
HOUSTON
LOS ANGELES
MARTINEZ
MONROVIA
READING
SACRAMENTO

Americas

Oil Sands

WorleyParsons is uniquely placed to be an integral part of heavy oil and bitumen production and processing around the world and specifically in the Americas. In South America and Central America WorleyParsons has provided EPCM services for offshore production of heavy oil (Trinidad) and for bitumen upgrading (Venezuela).

In North America, the vast Alberta oilsands reserves are a key focus for WorleyParsons Canada, which contain 175 bn barrels of proven recoverable reserves. Over CAD50 bn in investment is underway with an additional CAD70 bn planned, including oilsands mining, extraction and upgrading facilities, and in-situ recovery facilities using methods such as steam injection to recover bitumen that is too deep to mine.

WorleyParsons Komex of Calgary is providing environmental services to most of the companies with existing or planned oilsands production. WorleyParsons' west coast and Houston operations are involved in the conceptual and detailed design of facilities for bitumen upgrading, and WorleyParsons MEG of Calgary has recognized expertise in the conceptual and detailed engineering, procurement, and construction management for steam assisted production facilities. Power and steam generation facilities are being designed by our Power division in the Reading, Pennsylvania operation. Additional worksharing is being undertaken in the Bangkok operation where detailed design for portions of the steam injection and bitumen production facilities is being provided.



Canadian Natural Resources Limited Wolf Lake
Gord Johnson, Neil Goinall, Ken Woloschuk, Terry Hamilton





Americas

Business Overview

The Americas experienced unprecedented market demand in all business sectors in FY06 which placed extreme pressures on resources in the contracting industry. WorleyParsons responded to this challenge by opening new offices on the west coast and Texas in the US, with plans to open other new offices in the region. The Minerals & Metals and Infrastructure sectors were expanded via the acquisition of HGE and GCT, minerals and metals process engineering companies based in Toronto and Dallas respectively, and Komex Inc, a Calgary based environmental services company with offices throughout western Canada, western USA and the UK.

Longer term WorleyParsons is well positioned for continued growth in the most active markets in the region: Canadian oilsands, west coast and gulf coast US downstream hydrocarbons, Canadian and Latin American minerals and metals and Canadian and US power and environmental services. New technological market areas such as gasification, ethanol, and other alternative energy sources provide potential opportunities for WorleyParsons to diversify and stabilize our business for the future.

The demand for services for air quality control systems for existing coal-fired plants, asset services for all types of generating plants, new coal-fired generation, power delivery systems plus the new generation of nuclear power plants provided a very strong base for growth of the Power sector.

In all our markets WorleyParsons has achieved a significant increase in our long term and alliance contracts with such clients as BOC, ExxonMobil, Progress Energy, Santee Cooper, Chevron, Shell, and others which provide a steady base workload.



145,000 barrels per day oil production capacity

Office Arcadia, California

Alpine Expansion Projects

Client: ConocoPhillips Alaska, Inc
Location: Colville River Delta, Alaska
Timeframe: Jan 03 – Aug 06

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The Alpine Capacity Expansion projects executed by WorleyParsons included three projects aimed at increasing Alpine facility capacity to meet increased production from planned satellite drill sites. The Alpine Capacity Expansion 2 Project debottlenecked the existing Alpine oil train so that oil production capacity could be increased from 110,000 bpd to 145,000 bpd. The Blackstart Generation project provided additional power generation equipment to increase power reliability. The Alpine Capacity Expansion 3 Stabilizer Project stabilized the condensate stream thereby optimizing the field's enhanced oil recovery process and the crude production stream.

WorleyParsons provided front-end studies, preliminary engineering, detailed engineering, procurement, and construction support on these fast track expansion projects. The WorleyParsons team used innovative process debottlenecking to achieve a significant production increase with minimal requirement for new equipment. WorleyParsons' procurement team successfully negotiated significantly expedited equipment and material deliveries from the vendors which allowed an accelerated schedule to be achieved. We were able to simplify the scope and accelerate the schedule, successfully meeting the client's business objectives.



1,200 tie-ins completed

Office Calgary, Canada

Canadian Natural Resources Limited Wolf Lake Debottlenecking and Water Treatment Plant Expansion

Client: Canadian Natural Resources Limited
Location: Cold Lake, Canada
Timeframe: Sep 03 – Nov 05

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The Canadian Natural Resources Wolf Lake Development is located 450 km north of Calgary in the Cold Lake region of north eastern Alberta. This comprehensive project encompassed the execution of a series of strategic plant debottlenecking projects and the expansion and optimization of the existing water treatment facility. Heavy oil treating facilities were expanded to increase throughput by an additional 20,000 bpd of 11° American Petroleum Institute oil and 50,000 bpd of produced water. Cyclic steam stimulation was the selected method of heavy oil recovery.

WorleyParsons' innovative approach resulted in an increase in performance of the warm lime softeners by 20% above the rated design capacity and a detailed simulation process model of the Wolf Lake and Primrose thermal operations was also developed. WorleyParsons teamed with Hyprotech to develop a heat exchanger fouling prediction computer model to reduce maintenance requirements, converted an existing induced gas flotation vessel to an induced static flotation, and expanded the boiler feed water transfer system through re-piping and mechanical modification to the existing in-situ pumps.

An ingenious design was implemented to replace fresh water with brackish water for steam injection and close to 1,200 tie-ins were completed.



1st near-zero-pollution power plant in the USA

Office Reading, Pennsylvania

FutureGen

Client: Battelle Memorial Institute
Location: USA
Timeframe: Jun 06 – ongoing

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FutureGen is a USD1 bn public-private partnership to design, build, and operate the world's first coal-fueled, "zero emissions" power plant. The FutureGen plant will use cutting-edge technologies to generate electricity while capturing and permanently storing carbon dioxide in geological formations. WorleyParsons, under contract to Battelle Memorial Institute, is supporting the FutureGen Industrial Alliance in engineering analysis, facility characterization, and design services for its critical decision process.

The WorleyParsons scope consists of design and analysis of the various gasification and gas processing technology configurations of the FutureGen commercial-scale facility. Technology definition involves the establishment of key operational criteria, equipment definition, and analysis of operating performance and project economics.

The commercial-scale plant, scheduled for operation in 2012, will prove the technical and economic feasibility of producing low-cost electricity and hydrogen from coal while nearly eliminating emissions. It will also support testing and commercialization of technologies focused on generating clean power, capturing and permanently storing carbon dioxide, and producing hydrogen. In the process, FutureGen will create unique opportunities for scientific exploration, education, and stakeholder engagement.



7 coal-fired units

Office Reading, Pennsylvania

Clean Smokestack Act Program

Client: Progress Energy Carolinas
Location: North Carolina
Timeframe: Nov 2002 – Nov 2008

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This initiative between the State of North Carolina and Progress Energy will dramatically reduce sulfur dioxide emissions across the coal-fired stations in the fleet. The first two flue gas desulfurization systems for the Asheville plant Units 1 and 2, where WorleyParsons provided permitting support, engineering, detailed design, procurement, and start up services, were completed on schedule and are now in service. WorleyParsons is providing similar services for all four units located at the Roxboro station.

In addition to work being performed under the Clean Smokestacks Act, projects to install a selective catalytic reduction system on Roxboro 2 and rapid rail coal unloading system were completed and are in service. A rapid rail coal unloading system was also installed at the Mayo plant where WorleyParsons is providing critical path design support and procurement for the flue gas desulfurization system. The rapid rail unloading systems included installation of coal unloading towers and operating stations, and installation of new data control system controls for coal unloading conveyors.

Finally WorleyParsons is providing design and implementation support for plant DCS upgrades at the Asheville (completed) and Roxboro stations.



13,000 MW+

Office Louisville, Tennessee

TVA Project

Client: Tennessee Valley Authority (TVA)
Location: Tennessee, Kentucky, Mississippi, Virginia, Alabama, Georgia, North Carolina
Timeframe: 1979 – 2009

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WorleyParsons has maintained a commitment to TVA for more than 20 years, providing engineering, design, and construction management services at coal-fired projects and hydro locations and selective catalytic/noncatalytic reduction (removal of nitrogen oxide from the flue gas) projects at various TVA coal-fired units.

These power facilities encompass six solid fuel power generation stations with 30 individual boiler units producing a total of 7,900 MW of electricity. We work on 29 hydroelectric power generation stations and one pumped storage power station totaling 113 generation units with a total capacity of 5,170 MW and deliver these same services for 19 river level control and navigation dam facilities.

WorleyParsons has achieved reductions in the installation of selective catalytic reduction units at various sites by benchmarking previous similar projects. Setting improvement goals on the next project resulted in the Kingston selective catalytic reduction projects being completed under the improvement target. Our installation cost for selective catalytic reduction/mega watt capacity on coal-fired power plants is significantly lower than the rest of the industry.



Business Overview

BRUNEI
KUALA BELAIT
CHINA
BEIJING
SHANGHAI
TIANJIN
INDIA
MUMBAI
INDONESIA
JAKARTA
MALAYSIA
KERTEH
KUALA LUMPUR
KUANTAN
MIRI
PHILIPPINES
MANILA
SINGAPORE
THAILAND
BANGKOK
SRIRACHA

Asia

Design Consulting and Technology Transfer for 1,000 MW Ultra-Supercritical Units

Power plant design institutes in China bidding in an open market for the next generation of coal-fired power plants determined they needed WorleyParsons' experience and knowledge of the global power industry in order to prepare world-class designs and bid competitively for these projects.

WorleyParsons is offering the Chinese design institutes the opportunity to improve their technical and project execution capabilities for two 1,000 MW class ultra-supercritical facilities by providing technical exchange and design training. This training encompasses the pre-bid stage while designs are being optimized and conceptualized, bidding negotiations, preliminary design, detailed design, and formal management design training to be conducted in the US.

This project is achievable through the cooperation of several WorleyParsons offices worldwide. Primary technical expertise is being provided from the headquarters of WorleyParsons Power in Reading, Pennsylvania, with business development support from the extensive power team in Singapore, and Chinese liaison services from Maison WorleyParsons. The project is an important demonstration of our commitment to worksharing concepts and to the global successes that can be achieved through such innovative practices.



Mike Silva, Yun Liu, Stuart Bradie





Asia

Business Overview

Each of the businesses in South East Asia has experienced record levels of activity in the past 12 months and maintained the highest safety standards, resulting in no lost time injuries being reported for the region during calendar year 2005. The Singapore operation has grown significantly this year with business distributed across three sectors highlighted by the award of pre-front-end engineering and design for the first phase of ExxonMobil's Singapore Parallel Train project, in joint venture with Foster Wheeler.

In Malaysia, Ranhill WorleyParsons' workload included an even mix of major projects for international clients, and local contracts for Malaysian based operators. Major projects executed including an EPCM contract for BP Vietnam, a FEED for Petropars' (Iran) South Pars 12 project, as well as major projects for Sarawak Shell, and Carigali. Maison WorleyParsons, in China, extended its service provision in the local chemicals market and provided global sourcing support to projects around the world.

Significant highlights from our Thai operation included the successful diversification into the downstream hydrocarbons market, through the establishment of our Sriracha office, and the subsequent award of PMC and EPCM contracts by PTT Chemical. Brunei based Damit WorleyParsons' long term contracts with Brunei Shell Petroleum, Brunei LNG, and Total underpin its strong business. Our Indonesian operation, Ceria WorleyParsons, further strengthened its position at the high-end of the engineering market, with significant FEED contracts for ConocoPhillips and Amerada Hess, and successfully diversified into the minerals sector, by securing contracts with PT Inco, in association with WorleyParsons GCT in Dallas.

The Beijing, Malaysia, Thailand, and Indonesia offices were all involved in significant high value engineering/workshare project work during the year. A good example was our Thai operation, which worked with our Brisbane, Perth, Kuala Lumpur, Iraq, and Calgary offices.



[illegible] contract of its type for WorleyParsons

Global

[illegible] Project Management Alliance

Client: The BOC Group
Location: Global
Timeframe: Jun 2005 – Ongoing

BOC sought a better delivery of Process Gas Solutions projects incorporating improvements in safety schedule, budget, and closer alignment with BOC's operational requirements. WorleyParsons was selected to provide project management, engineering design, procurement management, construction management, and related services to Process Gas Solutions for BOC capital projects globally. Together with BOC we are committed to adopting and applying established Health, Safety and Environmental systems, standards and procedures for "Best in Class" safety in design, installation and operation of BOC plants, and to achieve incident-free environments.

WorleyParsons is currently supporting BOC to relocate an existing air separation unit plant from the United States to Malaysia, complete three Units for installation across China, undertake a major refurbishment to the existing Santa Rosa plant in the Philippines, construct a hydrogen export plant in Ohio, provide construction management for a brownfield hydrogen reformer in Utah, and refurbishment of an existing cryocenter plant in Australia.



1st major rejuvenation

Office Kuala Belait, Brunei Darussalem

Design Engineering Managing Contract

Client: Brunei LNG
Location: Kuala Belait, Brunei Darussalem
Timeframe: Mar 2001 – Dec 2006

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In 2000 Brunei LNG with assistance from Shell Global Solutions International conducted a study of the LNG plant to determine what rejuvenation work needed to be undertaken to prolong the life of the plant for a further 30 years. The result of this study was a formulated asset reference plan and the award of the FEED work to WorleyParsons' local operation, Damit WorleyParsons. The original two year contract has been extended and reawarded to Damit WorleyParsons till the end of 2006 with a one year option.

Outstanding FEED packages enable clients to obtain much more accurate bids from EPCM contractors and dramatically reduced the amount of scope changes and site instructions during the detailed design and construction phases. This ultimately leads to a reduction in overall project costs.



97 km sub-sea pipeline

Office Kuala Lumpur, Malaysia; Singapore; Jakarta, Indonesia

Tapti Field Expansion

Client: BG Exploration and Production India Ltd
Location: Kuala Lumpur, Malaysia
Timeframe: Sep 2004 – Apr 2007

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The north west part of India is an economic powerhouse and the Tapti field expansion enables a significant increase in gas available to the resource starved continent, through the Hazira pipeline complex. The expansion, located in monsoon territory, comprises both new facilities and a sizeable brownfield component.

Ranhill WorleyParsons executed the FEED for a new production and compression platform, an unmanned well head platform, and 97 km of sub-sea pipelines for BG India on behalf of the Panna, Mukta, and Tapti Joint Venture. The new facilities are capable of maintaining the export pipeline operating pressure and further increasing the throughput of the facility by an additional 200 MMscfd. All gas is dehydrated and metered prior to export to the Hazira receiving facility via an existing 42 inch trunkline.

The FEED was successfully completed in March 2005, with Ranhill WorleyParsons continuing to support BG by providing engineering support for the procurement of the long lead equipment items. In December 2005, BG requested that Ranhill WorleyParsons provide all the detailed engineering to support an aggressive fabrication schedule which targets installation of all the facilities prior to the onset of the 2007 monsoon season.



2 months ahead of schedule

Office Brisbane, Australia

Nanshan Alumina Refinery

Client: Longkou Donghai Alumina Company Ltd, Nanshan Group
Location: Yantai City, Shandong Province, China
Timeframe: Jun 2006 – Oct 2006

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

Nanshan Group has developed an extensive diversified manufacturing, agricultural, tourism, and service industry in Nanshan and the refinery (Longkou Donghai Alumina Company Ltd) is an integral part of their master plan for the region.

Due to soaring commodity prices and a vibrant and developing Chinese economy the client decided to develop a refinery based on imported bauxite to extract alumina and feed its existing smelter at Nanshan in Shandong Province. The high cost of importing bauxite was offset by the low cost of capital in China.

WorleyParsons was retained for its recognized global leadership and knowledge of the alumina business - including process design. The WorleyParsons team, based in Brisbane, Australia, undertook process modeling and developed basic engineering layouts which were then detailed by a local Chinese engineering firm. Detailed engineering was undertaken by a Chinese design institute with WorleyParsons' experts providing support to ensure the concepts and basic engineering information was correctly interpreted. Commissioning support will be provided when the refinery is brought on line late in 2006.

WorleyParsons delivered the front-end concept and basic engineering package two months ahead of schedule enabling the project to be completed in the shortest possible time.



5 underground rail stations

Office Singapore

Circle Line Stage 5

Client: Land Transport Authority
Location: Singapore
Timeframe: Aug 2005 – Feb 2009

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

WorleyParsons staff were seconded to Singapore's Land Transport Authority (LTA) to supervize the construction of five underground railway stations and more than seven km of twin bored tunnels. In a break with tradition for local rail projects the LTA outsourced a large portion of the work to alleviate a short term peak in supervision requirements. This allows the LTA to maintain a smaller core of key staff and provides better flexibility to deal with major projects as they come on line.

WorleyParsons' role is crucial in providing supervisory support to the qualified person and the client to conform to the requirements of building control regulations. WorleyParsons' services also include a comprehensive review of technical submissions, and management and assessment of safety on site. An extensive rollout of the WorleyParsons advanced safety audit for the project was undertaken and has significantly improved the safety culture.



Business Overview

AUSTRALIA		NEW ZEALAND
ADELAIDE	KWINANA	AUCKLAND
BELL BAY	MACKAY	CHRISTCHURCH
BRISBANE	MELBOURNE	HASTINGS
BUNBURY	NEWCASTLE	NELSON
DARWIN	PERTH	NEW PLYMOUTH
GEELONG	SINGLETON	WHANGAREI
GLADSTONE	SPOTSWOOD	
KALGOORLIE	SYDNEY	
KARRATHA	TOWNSVILLE	

Australia & New Zealand

Perth Operations

Perth, Australia, has experienced significant expansion over the past 12 months. Today over 2,000 personnel in six offices across the city are providing a range of services to mega projects, long term alliances, and small project work. With the strong support of the local complex process industry clients, the Kwinana HSE Induction Center, the first in Australia, was opened in Perth.

Long term contracts are held with Woodside, BHP Billiton Minerals, Worsley Alumina, Alinta, Apache Energy, ConocoPhillips, Vermillion, BP Kwinana Refinery, BOC, and Al-Khafji Joint Operations.

Joint ventures are established with KBR, Foster Wheeler, Conporec, Maunsell, Transfield Services, and John Holland to better meet the needs of clients.

The development and execution of mega projects is a core skill for the Perth team who have, in the past 12 months, been awarded Woodside's LNG Phase V EPCM, Browse LNG pre-FEED, Pluto LNG and offshore FEEDs and Angel offshore EPCM, FMG's Pilbara iron ore infrastructure EPCM, the Dampier to Bunbury pipeline stages 4/5 expansions EPCM, and BHP Billiton's Pyrenees FEED.

Projects from Saudi Arabia, Qatar, Malaysia, Indonesia, Trinidad and Tobago, and the USA are being supported by the Perth team.

WorleyParsons has equity in two local developments - power stations in Esperance and Exmouth. Additionally, the Perth team is supporting the development of two unique projects in the region - Perth desalination plant and the Narrogin Bioenergy power plant.



Worsley Alumina
Graeme Henderson, Ian McDonald, Daniel Thomas





Australia & New Zealand

Business Overview

WorleyParsons' Australia and New Zealand business continues to perform very strongly in each customer sector group, with over 4,000 personnel across 22 offices in the region.

The Health, Safety and Environmental performance of the business has been exceptional. Advanced Safety Audit training and the opening of the Kwinana HSE Induction Center have proven to be valuable investments to develop managers and supervizors.

Throughout the year the performance of offices executing major projects for Woodside, ExxonMobil, BHP Billiton, BeMax, Fortescue Metals Group, Worsley Alumina, Tru Energy, Qenos, New Zealand Refinery, and Shell New Zealand was underpinned by ongoing success in the delivery of long term services contracts.

New engineering and project service alliances were awarded by Zinifex, BOC, Vermillion, and Saudi Arabian based Al-Khafji Joint Operations while the Woodside, Tomago, and Hydro alliances were expanded.

Significant success has been achieved in sharing work through offices within the region, across Asia and into the high value center in Beijing, China. The expertise of the Infrastructure team proved instrumental in securing key roles in the developing LNG market in Australia and the Ma'aden fertilizer project in Saudi Arabia.

The 2006 Transfield Worley Best Practice Forum was held in Adelaide and attended by a record number of participants from 13 countries around the world.



AUD2.5bn greenfield's iron ore project

Office Perth and Port Hedland, Australia

Pilbara Iron Ore and Infrastructure Project

Client: Fortescue Metals Group Ltd
Location: Pilbara region, WA
Timeframe: Mar 2005 – Mar 2008

OPERATE

The Pilbara Iron Ore and Infrastructure Project will develop a new iron ore mining operation in Western Australia that transports ore to a port facility at Port Hedland. Fortescue Metals Group Ltd (FMG) is the developer of the project which comprises a mine, a railway and a port. The mine ore processing facilities will be designed to produce 45 Mtpa of ore feed to the infrastructure facilities. The infrastructure facilities, designed initially to accommodate this feed, can be expanded in the future to receive, transport, store, and shipload ore from additional sources.

At the mine, ore from the mining operations will be received via overland conveyors and crushed and screened to produce three product levels. A 250 km long single-track railway system will be constructed from the mine to the Port Hedland facilities and will include a marshaling yard, workshop and rolling stock.

At the port, facilities will be installed to unload trains, stockpile, rescreen, and load iron ore product into ships. Miscellaneous support infrastructure facilities will be installed at both the mine and port, including workshops, warehouses, laboratories, and administration buildings. Support infrastructure also includes water, electricity supplies, access roads, and permanent accommodation facilities. An airport will be constructed in the vicinity of the Cloud Break mine.



USD15m FEED

Office Monrovia, USA; New Plymouth, Whangarei, NZ; Beijing, China

Point Forward Project (Refinery Reconfiguration Project)

Client: New Zealand Refining Company Limited (NZRC)
Location: Whangarei, New Zealand
Timeframe: Nov 2005 – Oct 2006

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

It is forecast that oil product demand growth in the domestic New Zealand market will erode NZRC's position as the leading supplier to the local market. To meet this challenge NZRC is committed to generating additional refining margins through an increase in crude processed and an expansion in octane ton capacity. NZRC selected WorleyParsons and our local operation, Transfield Worley NZ, to execute the FEED for the reconfiguration project because of the experience in large refining technology, expertise resident in Arcadia, California, and a comprehensive understanding of the site developed by Transfield Worley NZ. A key element of the project's execution is the workshare arrangement between WorleyParsons' operations in Beijing and Arcadia. The project will require sanction before proceeding to the detailed design phase in late 2006 and completion in late 2009.

The work scope involves the debottlenecking of the crude distiller, design of a naphtha hydrotreater/new splitter, a new continuous catalytic reformer unit and associated utilities, instrumentation, and required increase in power supply capacity.



1,000 personnel directly engaged in supporting Woodside projects

Office Perth, Australia

Integrated Services, Contract Gas Assets

Client: Woodside Energy Limited
Location: North West Shelf, Australia
Timeframe: Jan 2006 – Dec 2008

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

Over the past 10 years Woodside have become a significant player in the global hydrocarbons market. Since 1995 they have contracted Transfield Worley to provide sustaining capital and operations support services to their assets on the North West Shelf. To ensure the competitiveness of these arrangements and to reposition themselves for a major capital investment, Woodside went to the market to test all their value-for-money options. They required a contractor who would accept additional responsibility and, as a result, free up key Woodside personnel to manage their expanding portfolio.

Transfield Worley was awarded the provision of project management, engineering and design, procurement and installation services for brownfield projects, and shutdown and maintenance services for Woodside's gas assets including the provision of skilled tradespersons.

The Woodside relationship remains fundamentally important to WorleyParsons with nearly 1,000 personnel directly engaged in supporting their projects.



3rd largest seawater desalination plant in the world

Office Perth, Australia

Perth Seawater Desalination Plant

Client: Multiplex Degremont Joint Venture
Location: Kwinana, Australia
Timeframe: Sep 2004 – Sep 2006

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

To provide surety of water supply in a climate that has seen a dramatic fall in water levels in the major water supply dams and declining groundwater levels, the Water Corporation elected to build a seawater desalination plant. The $300 million Perth Seawater Desalination Plant is the largest of its kind in the southern hemisphere and one of the largest seawater desalination plants in the world. It will provide up to 144 megalitres of potable water a day for Perth's integrated water distribution system and will provide 17% of Perth's water consumption.

The project has been subject to considerable environmental scrutiny and this plant will incorporate the most rigorous environmental monitoring and reporting applied to any seawater desalination plant. A key challenge for the WorleyParsons team was to produce engineering outputs in a project schedule that required design to proceed in parallel to procurement and construction.



2,800 kw installed power

Office Mackay, Australia

SHECON Upgrade

Client: BMA Goonyella Riverside
Location: Goonyella Riverside Mine, Australia
Timeframe: Jan 2002 – May 2005

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

Goonyella Riverside is one of the largest open cut coal mines in Australia, producing over 14 million tons of coking coal a year and selling to South and East Asia, Europe, the Middle East, the Americas, and India. The owners, BHP Billiton Mitsubishi Alliance, recognized the existing high capacity (9,000 tons per hour) overburden conveying and disposal system was not performing to specification. A detailed system analysis showed that availability was the main contributor to the lack of performance. BMA also desired additional functionality and operability from the system.

After conducting a number of investigations and considering a range of capacities, conveyor configurations, drive, and control system upgrades, WorleyParsons secured the role of EPCM contractor for the upgrade of drives, the stacking control system, and the drive control system.



Business Overview

ANGOLA	**NIGERIA**
LUANDA	LAGOS

Africa

DeltaAfrik

DeltaAfrik is based in Lagos, Nigeria, and is operated as a 51:49 joint venture between WorleyParsons and DeltaTek. The company was formed in late 2003 following the completion of several successful projects that were jointly executed. Building on these project relationships, DeltaAfrik was formed to provide world-class engineering and project management services to the local Nigerian oil and gas industry which was undergoing significant expansion and investment. DeltaAfrik's 330 personnel undertake a wide range of projects from conceptual design through to detailed design and project management.

Clients have responded positively to WorleyParsons' commitment to DeltaAfrik, particularly in relation to the provision of world-class management systems, engineering tools, and the commitment to train and develop local Nigerian personnel. DeltaAfrik now enjoys a market leadership position in the local Nigerian industry and is well placed for further growth as the Nigerian Government requires greater local project execution during a time of significant investment.







Africa

Business Overview

The African continent is rich in resources and opportunity. WorleyParsons' African operation is underpinned by DeltaAfrik in Nigeria and represents our largest operation in Africa, with more than 330 personnel and expectations of continuing rapid growth. Projects, either ongoing or recently completed, include Angola, Chad, Equatorial Guinea, Ghana, Guinea, Mali, Mauritania, Nigeria, South Africa, Tunisia, and Zambia.

WorleyParsons Angola Limitada became operational mid-2006 and is building up its resource base and execution capability. A contract has been secured to support Esso Angola and negotiations are underway with other operators. As the Angolan industry matures and expectations grow regarding local execution, it is expected that WorleyParsons will be well positioned for growth.

The process to register a new joint venture company between WorleyParsons and a local Libyan partner has commenced. Libya is the second largest oil producer in Africa and is planning major upgrade and expansion projects coupled with the participation of foreign oil companies in the offering for oil and gas exploration and production contracts.



50% of Tunisia's gas production

Office London, UK

Hannibal Sour Gas Project

Client: BG Tunisia Ltd
Location: Sfax, Tunisia
Timeframe: 2005 – 2008

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

In order to extend the Miskar field production plateau, BG Tunisia has approval to drill six additional infill wells into the reservoir. The new wells will alter the gas composition envelope that will enter the Hannibal plant. This will result in an increased duty on the gas plant's processing equipment, primarily in the areas of acid gas removal (amine unit) and the recovery of sulfur.

To ensure the continued delivery of sales gas at current levels, it will be necessary to debottleneck or replace these existing facilities to permit the Hannibal Sour Gas Plant to process the increased quantity of hydrogen sulfide (H_2S) and convert it to a saleable by-product.

WorleyParsons is providing conceptual, FEED, and EPCM services to BG Tunisia for the Hannibal Sour Gas Project. The scope covers the debottlenecking of the amine contactor columns by replacement of vessel internals, and accelerated in-situ replacement of the existing amine stripper columns. These will be replaced with new, larger capacity vessels manufactured in 316L stainless clad carbon steel. Other limiting equipment such as the inlet gas filter coalescer and the amine inlet gas filter will also be replaced. A hot oil-based indirect amine re-boil system will be installed to replace the existing low reliability direct fired amine fired reboilers. Lastly, a new acid gas processing plant and export facilities will be installed to replace the existing lo-cat unit which will be decommissioned.



2.8 million tons per annum capacity facility

Office Brisbane, Australia

Dian Dian Preliminary Feasibility Study

Client: RUSAL
Location: Guinea, West Africa
Timeframe: Aug 2004 – Jan 2005

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

RUSAL is one of the world's largest aluminum producers, producing 75% of Russia's and 10% of the world's primary aluminum. As part of its corporate strategy to secure guaranteed, high quality low cost alumina for its smelters, RUSAL is evaluating development of the Dian Dian bauxite deposit in Guinea, West Africa. Guinea has the largest high quality, undeveloped bauxite reserves in the world. The reserves will support a large world-class refinery and RUSAL selected a 2.8 Mtpa capacity facility.

A comprehensive pre-feasibility study for the USD2 bn project including a mine, alumina refinery, power station, port, and all associated infrastructure including railroad and townships was undertaken by WorleyParsons. The study also included the preparation of a financial model for the project.

The work was carried out in WorleyParsons' alumina center of excellence in Brisbane with a small team in St Petersburg, Russia, to liaise with the client's technical group.



915 MMscfd
of gas processed

Office Houston, USA

Equatorial Guinea LNG Company (EG LNG Co) Train 2 Project

Client: Marathon Oil Corporation, SONAGAS, Mitsui and Marubeni
Location: Equatorial Guinea
Timeframe: Feb 2005 – Dec 2009

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

EG LNG Co shareholders sought WorleyParsons' expertise to assist their team in the front-end engineering design of a potential second LNG train and related facilities in Equatorial Guinea, where EG LNG Co is developing a major gas processing and liquefaction hub in this Central African country. The shareholders in EG LNG Co are working to secure additional gas sources to extend the life and increase the capacity of the EG LNG Train 1, and to support the development of a new gas plant and second LNG train.

WorleyParsons' portion of the FEED activities commenced in 2006 for the gathering system, gas plant, utilities, and storage tanks and is scheduled to be completed during 2007. The design work is being performed in Houston with support from our offices in Beijing and Kuala Lumpur.



2.3 bn
cubic feet per day of rich gas

Office Lagos, Nigeria; Houston, USA

Olakola Gas Supply Project

Client: Chevron Nigeria Limited
Location: Lagos, Nigeria
Timeframe: Jan 2005 – Feb 2007

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

In 2006 WorleyParsons' local Nigerian operation, DeltaAfrik, secured a three year engineering project management services contract with Chevron Nigeria Limited. This relationship led to the team being requested to execute pre-FEED and FEED activities associated with the Olakola Gas Supply Project, one of the largest gas projects in WorleyParsons' history.

The assigned work scope includes the project's two large gas production platforms, along with associated living quarters platforms and flare tripods. These platforms serve as the principle gathering hubs for Chevron Nigeria Limited's overall Olakola gas supply project infrastructure, which also includes nine non-associated gas wellhead platforms, 56 initial development wells and approximately 470 km of pipelines. The overall scale of the project facilities places them as one of the largest in the world. Project design capacity will deliver Chevron Nigeria Limited's 2.3 bn cubic feet per day portion of the rich gas feed to the planned four train 22 MMtpa Olakola LNG plant.

The WorleyParsons FEED efforts for the project are being jointly executed in Lagos and Houston, and it is anticipated 35% of the total manhours will be completed in Lagos. This strategy permits significant training and development of local Nigerians.



65,000 hr
expended on a combination of existing onshore facilities and pipelines

Office Lagos, Nigeria

Engineering Services Agreement

Client: Mobil Producing Nigeria
Location: Lagos, Nigeria
Timeframe: Sep 2003 – Sep 2006

IDENTIFY | SELECT | DEFINE | EXECUTE | OPERATE

In order to develop local Nigerian engineering capability and resources and to satisfy the Nigerian Government's mandate and strong desire to increase local content, Mobil Producing Nigeria awarded a long term engineering services contract to DeltaAfrik, a joint venture between WorleyParsons and DeltaTek. With the talented local resources from DeltaAfrik and the technical and management support from WorleyParsons, DeltaAfrik is uniquely positioned within the Nigerian engineering community to support Mobil Producing Nigeria's objectives.

To date more than 65,000 hours have been expended on a combination of existing offshore and onshore facilities and pipelines. The majority of the work has been executed by local personnel from DeltaAfrik's Lagos office with support as required from WorleyParsons' Houston office.

The long term nature of the contract has provided DeltaAfrik with the opportunity to build up local capabilities and resources whilst implementing WorleyParsons' systems and tools.

WorleyParsons

resources & energy


when experience counts

HEALTH, SAFETY & ENVIRONMENT HIGHLIGHTS

OFFICES

- London office awarded International Safety Award by British Safety Council
- Maison WorleyParsons, in China, achieves 26 million hours LTI free
- Oman office records 2 million hours LTI free
- Saudi Arabia office records 1.5 million hours LTI free
- WorleyParsons Americas finalist for the ABC National Safety Excellence Award
- ExxonMobil award WorleyParsons Komex for LPS implementation
- TWW Karratha team achieve one year LTI free

CORPORATE

- Perth HSE Induction Center opened
- Computer-based training program extended across regions
- Managers and Supervisors 10 hour safety training classes implemented
- Advanced Safety Auditing training inducts 165 accredited leaders
- Created and globally implemented I-WRAP to reduce paper waste

PROJECTS

- Sarawak Shell project team achieve 4 million manhours LTI free
- Worsley DCP project team achieve 1.5 million manhours LTI free
- Worsley DCP selected as finalist for BHP Billiton Health, Safety and Community Awards
- Tomago Alliance achieves two years LTI free
- Shell PDO team in Oman achieves 1 million hours LTI free
- Woodside Train V project achieves 1 million hours LTI free
- Kashagan project achieves 4 million hours LTI free
- TCO project in Kazakhstan achieves 18 million hours LTI free
- ExxonMobil Baytown alliance achieves three years LTI free
- Cristal project in Saudi Arabia achieves 2 million hours LTI free
- BP Kwinana Refinery wins Golden Gecko Award for Environmental Excellence

Zero Harm
Leadership
No Incidents
Safe Behavior

CATEGORY GLOBAL DATA	YTD
Hours Worked	17.79 million
Medical Treatment Case Rate	0.08
Lost Time Case Rate	0.01
Restricted Workday Case Rate	0.06
Total Recordable Case Rate	0.15
Fatalities	0
Environmental Incidents	0
Advanced Safety Auditing (ASA) Training	165
Managers and Supervisors 10 Hour (MS10) Safety Training	71

Designed & Produced by walterwakefield.com.au

WHAT DIFFERENTIATES WORLEYPARSONS

DIFFERENTIATOR 1
PAGE 4

Committed, empowered and technically capable people.

DIFFERENTIATOR 2
PAGE 5

Industry leadership in health, safety and environmental performance.

DIFFERENTIATOR 3
PAGE 6

Outstanding operational and corporate performance.

DIFFERENTIATOR 4
PAGE 7

Focus on long term contracts.

DIFFERENTIATOR 5
PAGE 8

Success in project delivery – large and small.

DIFFERENTIATOR 6
PAGE 9

Strengthen geographic presence.

Code of Conduct
PAGE 10

2006 HS&E Initiative
PAGE 11

The Grill Award
PAGE 12



Chief Executive Officer's Committee

In 2001 WorleyParsons identified six key differentiators which form the strategic focus that drives success in our business and will differentiate WorleyParsons in all our markets. The Chief Executive Officer's Committee, comprising leaders from WorleyParsons' regions, sector groups and key functional areas, are the custodians of the differentiators.




1
2
3
4 5
6
7 8 9
10 11
12
13

1. BILL HALL 2. JOHN GRILL 3. PETER MEURS
4. EDD PAGANO 5. ANDREW WOOD
6. DAVID HOUSEGO 7. IAIN ROSS
8. STUART BRADIE 9. HARRY SAUER
10. ROBERT EDWARDES 11. JEFF OSBORNE
12. MARK SOUTHEY 13. DAVID STEELE



DIFFERENTIATOR 1

Committed, empowered and technically capable people

A healthy balance between work and lifestyle

WorleyParsons has built a world-class company through the commitment and talent of our personnel – their skill, efficiency and innovative thinking differentiate us.

WorleyParsons has implemented a number of initiatives to provide a work environment that rewards people for their commitment and performance, and encourages a healthy balance between work and lifestyle. Our aim is to recruit, develop, and most importantly, retain the people who share our vision and strategy.

This year, in excess of 3,000 personnel accepted offers to share in that vision and are supporting us in our project delivery across the world. Together they reinforce, create, and share within a vibrant, stimulating workplace. Work-sharing on a global basis is one strategy that is alleviating resource pressures. We recognize the need to provide flexible employment and lifestyle opportunities for our personnel.



DIFFERENTIATOR 2

Industry leadership in health, safety and environmental performance

Safety and environmental performance

Health, safety, and the environment are of paramount importance to our organization. Our goal is Zero Harm, achieved through leadership, elimination of environmental and safety incidents and the promotion of safe behaviors.

In 2006 we expanded our investment in a range of HSE initiatives, including the opening of HSE induction centers, Advanced Safety Auditing, computer-based training, and Omni Safe. The recent acquisition of Komex, an international environmental engineering company, emphasizes our commitment to world-class environmental services and solutions.

Zero Harm

Leadership
No Incidents
Safe Behavior



DIFFERENTIATOR 3
Outstanding operational and corporate performance

Sustained growth

Sustained growth is made possible by consistently delivering what we promise to our customers and providing a workplace that is attractive to the best personnel in the industry. Achieving strong organic growth in each country is possible because each office creates a structure and culture that reflects their local market and replicates the WorleyParsons core values. Integrated knowledge management systems provide a pathway for every project and office to access best practice and world-class expertise. Through the optimized use of capital, strong corporate governance, and management of risk, WorleyParsons has delivered sustained growth to all stakeholders. This growth has been reflected in the way our key customers have accessed a broader range of our services and used our talent in their emerging markets, and by new customers seeking more comprehensive solutions to their challenges.



DIFFERENTIATOR 4
Focus on long term contracts

Long term contracts and asset-based services

Continuous improvement within complex processing and energy facilities around the world requires sustained commitment and focus. WorleyParsons is fortunate to have been entrusted by over 50 customers to deliver step change in the performance of their assets. Working in close alignment with customers, achievable cost and risk reduction measures are developed and implemented to drive toward globally recognized first quartile performance indicators.

Each of the companies WorleyParsons has acquired brings a strong track record in developing and retaining long term relationships with their customers. We are proud to have recorded more than 20 years' continual service with 23 customers from Australia, Brunei, New Zealand, Singapore and the United States.

Over the past 12 months WorleyParsons was awarded long term contracts for engineering and maintenance services in Oman, engineering and project management in Nigeria, and technical services in Singapore. During the same period Brunei Shell, Woodside, and Tennessee Valley Authority reawarded their long term contracts to WorleyParsons.



[illegible] IATOR 5

[illegible] ery – large and small

Tailored solutions to meet our customers needs

[illegible]

The integration of the ke[illegible] infrastructure and environm[illegible] elements in a safe, planne[illegible] value adding manner is essential for project succes[illegible]

Every complex processin[illegible] energy facility requires di[illegible] capital expenditure. The[illegible] project execution method[illegible] that delivers integrity and business improvements an[illegible] life-cycle return for custom[illegible]

[illegible]



DIFFERENTIATOR 6

Strengthen geographic presence

Local and hub offices close to our customers

A close working relationship with customers' operations enables WorleyParsons to align business cases, systems, and processes to maximize value enhancement opportunities. At a time of increasing pressure on the operational performance of complex processing facilities, we recognize our customers need immediate access to strong local technical expertise. WorleyParsons has established 94 offices in 30 countries around the globe to enhance our understanding of customers' needs and the unique aspects of their facilities.

Over the past year, as a result of acquisition and organic growth, the WorleyParsons network has added 21 new offices. The expertise, benchmarking and interchange of ideas these offices offer to the larger organization is valued by our customers.

High value engineering centers in Beijing, Kuala Lumpur, and Bangkok support the large resource execution centers in Abu Dhabi, Reading, Calgary, Houston, Kuala Lumpur, London, and Perth along with local operations. Projects from New Zealand, Kazakhstan, Canada, Papua New Guinea, Australia, Saudi Arabia, and the UK utilized as multiple execution offices, to increase expertise, reduce schedule and costs, and diversify risk.

Code of Conduct

The success of WorleyParsons depends on the integrity and professionalism that we demonstrate in our day-to-day dealings with others. As a business, WorleyParsons is committed to complying with the law and conducting all activities with the highest level of integrity and ethical standards.



Bill Hall Director

We uphold this commitment in the global marketplace by conducting ourselves in a manner that protects the reputation of WorleyParsons, is consistent with current community and corporate standards, and complies with all applicable laws. WorleyParsons' reputation is an important corporate asset and one of the key objectives of the Code of Conduct is to protect this asset.

The Code sets forth the general principles and outlines the standards that guide our actions. It also provides an avenue for requesting clarification or seeking guidance as specific matters arise. It has been adopted by the Board of Directors, and communicated throughout the WorleyParsons organization to include every employee in every office in every location in which we operate. Every employee has been asked to sign a declaration that they have read the Code and understand the standards of business behavior that we expect and require.

We will be implementing a series of additional programs over the coming months to be sure that we all remain vigilant in protecting the professional reputation of WorleyParsons through the way we conduct ourselves in our business dealings.


WorleyParsons
Acting with Professional Integrity

"One of our key challenges as we become more geographically and culturally diverse is to not lose sight of how we got here and to continue to operate in an ethical manner in all of our dealings."

Our customers, suppliers, and partners deserve and expect that when they deal with WorleyParsons they can rely on us to act honestly and professionally. A comprehensive global Code of Conduct provides our personnel, regardless of where in the world we are and regardless of the differences in the business cultures in which we operate, with guidelines for the standards of business behavior that we require and helps us to maintain the reputation that we have worked long and hard to earn.


WorleyParsons
Code of Conduct


"WorleyParsons has been active in leading companies in the complex processing sector to achieve a common site induction process. The recently completed HSE Induction Center is the first prototype of a new concept in experiential training."

Prototype Experiential Induction Center
Kwinana Western Australia

HSE Induction Center


Peter Hayward and Peter Meurs

The induction center concept developed through the Transfield Worley Best Practice Forum replaces the long PowerPoint presentations commonly used to induct personnel with realistic work scenarios using real workplace equipment. People get hands-on training that will help them to recognize and safely deal with the common hazards they will face at a complex process site. Our vision is for additional induction centers to be built to service major process locations around Australia and the world.

The new induction center concept is sponsored and supported by a broad range of major resource companies. Induction Center participants will receive a "smart card" that records their induction experience. Industry acceptance of these cards and the induction training removes the need for repetitive inductions that the construction and shutdown workforce are subjected to as they move from site to site within the region.

Industry Steering Committees for Induction Centers also provide a forum for major industry participants to discuss and resolve differences in the basic procedures and processes that are currently implemented. Standardization of these processes will further improve safety.


Gao Xilin
Eric Blocher
Dave Becker
Doug Luscombe
Martin Gosney
Muna Siddiqui

The Grill Award 2006

In 2000 WorleyParsons initiated the Grill Award to identify and reward individuals and groups whose efforts emulate the values and business approach of the Company's founder, John Grill.

John has always believed that individuals and teams, when given the opportunity, will display an entrepreneurial flair and business focus that results in exceptional outcomes for both customers and WorleyParsons. His trust in his colleagues to display the following characteristics has always been rewarded – innovative solutions to problems, strong customer focus, teamwork, efficiency, financial astuteness, and willingness to contribute to and share in our customers' successes.

Gao Xilin

OVERALL GRILL AWARD WINNER AND ASIA REGIONAL AWARD

Based in our Maison WorleyParsons office in Beijing, Mr Gao was engineering manager and project manager on the GE/Liming Joint Venture plant located in Shenyang, Laoning Province, China. The plant produces the key components for gas turbines, which are being used for China's biggest gas pipeline project. The project was awarded the prestigious "2004 GE Best Practice in China" because of safety, quality, schedule, and cost control performance.

AMERICAS

Eric Blocher and Dave Becker

Eric's client focus is legendary within his sector. He led WorleyParsons' efforts in securing the current Strategic Teaming and Resource Sharing (STARS) Plant Aging Management License Renewal Application (LRA) contract in the US nuclear industry.

Dave was project manager on the Progress Energy Roxboro clean smoke stacks program. In this environmentally important project, Dave improved quality and reduced overall project costs for the customer through a workshare program with our Beijing office.

MIDDLE EAST

Martin Gosney

Martin developed and implemented a comprehensive recruitment and training program in Saudi Arabia to achieve new private sector Saudisation benchmarks. Nearly 200 trainees have participated in the program to develop their technical and managerial skills.

The model developed to support the Saudisation of the Maintain Potential Program has been transferred to the recently awarded Ma'aden Fertilizer project in Saudi Arabia and throughout both Africa and the Middle East.

AUSTRALASIA

Doug Luscombe

Doug undertook the role of EPCM project delivery manager for the PCP project at Aughinish Alumina Refinery in Southwest Ireland. This successful project was the first large EPCM project in Europe for the Minerals and Metals team. Doug established and implemented a series of initiatives designed to change the culture of the local construction contractors who traditionally undertook difficult brownfield projects at complex refinery sites.

EUROPE

Muna Siddiqui

Muna is a multi-talented project engineer who has a track record of accepting increasing responsibility at each stage of a project's development. During the FEED phase of the Sakhalin II project she coordinated submissions for Russian approval then for the inlet facilities and oil export on the Sakhalin II detailed design phase. This led to her becoming project engineer responsible for sulfur technology and minor projects.

WorleyParsons
resources & energy

Annual Report 2006



when experience counts

Group Financial Highlights


437.8
474.4
514.8
1,379.5
2,464.4
2002 2003 2004 2005 2006

$2,464.4m

REVENUE 2006
The result was earned on aggregated revenue of $2,464.4m, an increase of 78.6% on the $1,379.5m reported in 2005.


25.9
32.1
40.4
102.3
199.5
2002 2003 2004 2005 2006

$199.5m

EBIT 2006
EBIT for the year was $199.5m, an increase of 95.0% from the $102.3m reported in 2005.


17.7
25.9
30.7
66.5
139.1
2002 2003 2004 2005 2006

$139.1m

NET PROFIT 2006
A full year result for 2006 of $139.1m, an increase of 109.3% over the $66.5m net profit reported in 2005.

Five year performance at a glance

$m	2002	2003	2004	2005*	2006*	Growth %
Aggregated revenue**	437.8	474.4	514.8	1,379.5	2,464.4	78.6
EBITDA	33.5	41.5	49.0	117.0	219.9	87.9
EBIT	25.9	32.1	40.4	102.3	199.5	95.0
EBIT margin	5.9%	6.8%	7.9%	7.4%	8.1%	
Net profit	17.7	25.9	30.7	66.5	139.1	109.3
Net profit margin	4.0%	5.5%	6.0%	4.8%	5.6%	
Return on equity	25.7%	23.5%	23.7%	24.5%	32.1%	
Basic EPS normalised*** (cents per share)	16.3	20.4	22.9	36.6	68.5	87.2
Basic EPS (cents per share)	13.6	18.1	20.6	36.0	68.0	88.9

* The 2005 and 2006 results are prepared under AIFRS and the 2002-2004 results are prepared under AGAAP
** Aggregated revenue includes revenue from associates and excludes pass through procurement services for nil margin
*** Before amortisation of intangibles including tax effect of amortisation expense

WorleyParsons is a leading provider of professional services to the energy, resource and complex process industries.

In these industries, our services cover the full asset spectrum both in size and lifecycle, from the creation of new assets, to services that sustain and enhance the value of operating assets.

Contents

AGM

The Annual General Meeting will be held as follows

Place:	Date:	Time:
The Observatory Hotel 89-113 Kent Street Sydney NSW 2000	Friday 25 October 2006	2.00 pm

"I believe **WorleyParsons** has now earned its place in the top tier of professional services firms globally, servicing the ever-growing demand for more effective use of our scarce natural resources." Ron McNeilly
Chairman



Right: John Grill
Chief Executive Officer

Left: Ron McNeilly
Chairman and
Non-Executive Director

Chairman's Letter

This year, the WorleyParsons Group again rewarded investors with an outstanding performance, driven by strong contributions from all the sectors we service worldwide. The FY2006 result includes the first full year of contributions from the Parsons E&C business following its merger with Worley in 2004, highlighting the synergies achieved by bringing together two leading players with complementary skills and experience. The merger has delivered more than the sum of its parts, placing us in the top tier of our peer group internationally and providing unparalleled opportunities for us going forward.

While the Group remains headquartered in Australia, WorleyParsons' globalisation continues apace. An increasing proportion of our total revenue and profit in FY2006 was generated in international markets. The percentage of earnings before tax derived from our international operations now stands at 64%, and can be expected to continue to grow in coming years.

The Year in Review report which accompanies this Annual Report will give you an insight into the experience and the commitment that WorleyParsons' people bring to our projects around the globe. Our challenge is to continue to grow our people and our skills, and to continue to find new ways to do what we do better.

SAFETY

The safety of our people remains our highest priority. Each year we identify and introduce new ways to improve our safety performance across the whole Group.

Our goal is clear and unequivocal: a perfect result, with no incidents. This goal is embodied in the Groups' comprehensive Zero Harm safety program.

Although our people are frequently placed in extremely challenging situations, both in terms of geographic location and also the types of sectors we service, I am pleased to report that WorleyParsons' safety performance compares favourably with international best practice within our industry sectors.

PEOPLE

WorleyParsons' major resource, and indeed its strength, is its people, led by an accomplished and committed senior management team.

This FY2006 result is testament to their dedication and expertise. While the scale of the business provides many opportunities for our people, the work we undertake is often extremely challenging. Despite this, our employees continue to produce exceptional results. On behalf of the Board, I would like to extend our special thanks to all members of the WorleyParsons team worldwide for their efforts this year.

Our extensive operational footprint—we now have 14,310 people based in 94 offices globally—means that we can grow the business across all of the main markets we service, and at the same time, continue to deliver superior results for our clients.

Each office is embedded in its local market, fulfilling the requirements of its clients in a specific area. Our global service delivery model integrates this local on-ground capability with specialist resources, ensuring we are flexible and responsive to each client's needs and preferences. It also enables us to allocate work effectively within our network providing important flexibility in the current context where skilled workers are highly sought after.

FINANCIAL PERFORMANCE

The directors have declared a final dividend of 22.5 cents per share, of which 7.65 cents per share will be franked, bringing the full year dividend to 41.0 cents per share. The dividend will be paid on 29 September 2006 and represents an increase of 105% on the dividend paid for the year to June 2005.

The Group's financial performance was again outstanding, setting another profit benchmark with growth in all key financial indicators. The result was underpinned by a stronger than ever operating performance across all business groups, driven by a continuation of the buoyant market conditions experienced in resources markets over the last few years.

This year's result was the first full year result under the Australian equivalent to International Financial Reporting Standards. The FY2006 result was earned on aggregated revenue of $2,464 million, an increase of 79% on the $1,380 million achieved in FY2005. Basic earnings per share increased 89% to 68 cents per share and net profit after tax rose to $139 million for the full year to 30 June 2006, up 109% on the previous corresponding period.

The Company finished the year with a strong balance sheet, providing potential for pursuit of future growth opportunities.

BUSINESS DEVELOPMENTS

WorleyParsons has a strategy of growth through joint venture relationships as well as selective acquisitions that strengthen our existing capabilities. In FY2006 we opened 20 new offices as a result of either organic growth or acquisition.

CORPORATE GOVERNANCE

During the year there were no changes to the Board or senior management of the Company. The Board remains committed to ensuring WorleyParsons operates to the highest standards of corporate governance.

I believe WorleyParsons has now earned its place in the top tier of professional services firms globally, servicing the ever-growing demand for more effective use of our scarce natural resources. We are confident that we have the best resources both people and technical that will ensure we continue to capitalize on these opportunities, for the benefit of our clients and shareholders.



Ron McNeilly
Chairman

Chief Executive Officer's Report

WorleyParsons' team again generated an exceptional result during the year, achieving another record financial performance. The year was characterised by the continuation of strong markets, coupled with a very strong operational performance from all areas of the Group, divisional and geographic, as well as improvements in safety performance.

The integration of the Worley and Parsons E&C businesses is now complete and the benefits of the merger are clear across the Group. WorleyParsons continues to be awarded projects across the world that would have been out of the reach of either company acting alone prior to the merger.

The Company's aim is to be the preferred global provider of technical, project and operational support services to our customers and I am pleased to report we have made significant advances towards achieving this goal.

HEALTH, SAFETY AND ENVIRONMENT

The safety of people remains our first priority and we continue to work towards our objective of zero harm in health, safety and environment. In aiming for continuous improvement in these areas the Company acknowledges that the nature of the industries we service and the geographies in which many of our clients operate frequently places our people in very challenging situations.

We are committed to continually improving our HSE performance across every region and sector. We are jointly pioneering a significant program to this end: working with TAFE and Transfield Services, we have established induction centres in Australia and New Zealand. The aim of the induction centres is to eliminate injuries and harm through more effective awareness training, and at the same time, to provide an enduring safety network across the major industries in these countries. The centres will also enhance current induction processes. Work is ongoing at the centres and progress to date has been encouraging. Planning for new centres in other countries is progressing.

WorleyParsons now has offices in 30 countries, with varying requirements for classification and reporting safety performance. We believe the most appropriate system for classification and reporting consolidated safety performance for the Group is the use of the US OSHA (Occupational Safety and Health Act) reporting requirements.

The Company's safety performance as reported under OSHA showed a total injury case rate of 0.16 for the 2006 financial year and compares favourably with international safety best practice performance within our industry sectors.

The challenge for the business going forward will be to further improve our safety results while the size and scope of our operating activities increase.

PEOPLE

We recognise that our people are our greatest resource and strength: as a result, the business is 100% committed to recruiting and retaining the best people everywhere we operate.

A key outcome of the merger of Worley and Parsons E&C has been the extra demand created by the leveraging of complementary skill sets and sector positions. To meet this demand the Company has increased its total personnel from 12,000 in 2005 to 14,310 in 2006.

WorleyParsons, like all other operators in our markets, faces the challenge of increased competition for resources. We continue to take advantage of the flexibility our global network of offices and project teams provides when undertaking projects.

WorleyParsons also has an active graduate recruitment program, an example of which is in Nigeria, where graduates were employed at a rate of over twenty new trainees a month for a number of months.

We are committed to providing opportunities for personal development and growth for all of our people. We continue to introduce extensive training programs in all of the regions we operate in; including our most recent programs in Saudi Arabia and Nigeria.

FINANCIAL PERFORMANCE

The record result achieved for the 2006 financial year included a net profit of $139 million up 109% and revenue up 79% to $2,464 million reflecting the continuation of buoyant trading conditions across the Group and a strong operational performance, in particular from the former Parsons E&C businesses in North America.

We are committed to providing opportunities for personal development and growth for all of our people. We continue to introduce extensive training programs in all of the regions we operate in; including our most recent programs in Saudi Arabia and Nigeria.

Hydrocarbons has again performed ahead of expectations with a historically high level of activity across WorleyParsons' global hydrocarbons operations.

During the year the Company has grown its global capability in Power, Minerals & Metals and Infrastructure complementing the existing strength in Hydrocarbons.

OPERATIONAL REVIEW

The expected synergies from the Parsons E&C acquisition are contributing to business growth as evidenced by the strong operating

result as well as the size and scope of projects that WorleyParsons has been awarded throughout the year.

Our enhanced capabilities and technical expertise mean the Company is exceptionally well positioned to take advantage of an increasing demand for projects with environmental criteria, such as greenhouse gas reduction. As government legislation in this area changes and becomes more defined, our clients must develop effective and optimal responses. Consequently, WorleyParsons has been able to secure an increasing role in these projects, in particular those where technologies for cleaner emissions are required.

A significant development during the year was the acquisition of Canadian environmental services company Komex Environmental for $35 million. Komex is recognised as one of the world's leading groundwater consultants. The acquisition further expands WorleyParsons' ability to support both the initial development and the ongoing operation of major resources projects around the globe.

In addition, the Ohio Air Quality Development Authority approved a grant to WorleyParsons to assist the state in determining site(s) for the FutureGen project, a US$1 billion power plant proposed by the US Department of Energy. FutureGen will be the first near-zero-pollution power plant in the US.

Nuclear power is a major component within the energy markets around the world. The fact that we have been in a position to secure new work in eastern Europe has reinforced WorleyParsons' global capability in this sector. The Company has also experienced an increased demand for services in some of the emerging renewable energy industries, such as biodiesel.

Our contracted revenue profile in asset services and for major projects, a key performance indicator for the Group, continues to lengthen. Acquisitions made during the year are contributing ahead of expectations, and we are confident that this will continue.

HYDROCARBONS

Hydrocarbons continues to be the largest contributor to the WorleyParsons business generating 72% of the Group's revenue in the 2006 financial year.

Revenue for the year was $1,778 million, a 80% increase on the previous year underpinned by the strong performance of the business in North America. Segment EBIT was $159 million with a reported net margin of 8.9%.

Operational highlights include significant improvement in operational performance in the Middle East, a strong performance in the second half from the US operations and a continuation of historically high levels of activity across the Company's global hydrocarbons operations.

A number of material contracts were announced during the year. In the Australasian region, these included the award by Woodside Energy of an A$700 million engineering and maintenance services contract to the Transfield Worley joint venture. Following the conclusion of the front end study for Woodside Energy's Angel gas development, WorleyParsons joint venture with KBR, Eos, was subsequently awarded the EPCM contract for this development.

The safety of people remains our first priority and we continue to work towards our objective of zero harm in health, safety and environment.

In February 2006 WorleyParsons announced it had won a US$69 million contract to provide services to Al-Khafji Joint Operations oil and gas production facilities in Saudi Arabia and Kuwait. This was followed in April 2006 with the award of a US$35 million contract for professional services for the FEED activities for the world scale NCP petrochemicals complex in Jubail Saudi Arabia. Kuwait Oil Company also awarded WorleyParsons a US$222 million contract to provide EPCM services for its gas oil pipeline project.

In June 2006 Abu Dhabi Gas Industries Limited and Abu Dhabi Gas Liquefaction Company Limited awarded Parsons Energy and Chemicals Group Limited (a wholly owned subsidiary of WorleyParsons) three contracts with a total estimated value of approximately US$36 million.

The hydrocarbons business in the Americas and Europe continued to perform strongly. In April 2006 WorleyParsons won a three-year contract to provide professional services to ExxonMobil Chemical Company in Beaumont, Texas, and the Company opened a new office in the area to service this contract.

The Company also acquired the remaining 50 per cent of Canadian joint venture company WorleyParsons MEG Limited during the year.

The Parsons Iraq joint venture, a joint venture of WorleyParsons and Parsons Corporation–the entity executing the contract to restore Iraqi oil infrastructure–continues to be a material contributor to the Group's results notwithstanding the many operational challenges we face there.

Outlook

The outlook for the Hydrocarbons business remains positive. Historically high oil prices, increasing demand for gas, the upturn in downstream refining and petrochemical activity together with the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for future growth. WorleyParsons' geographic coverage, together with its established client relationships and partnering strategies position it well for this market sector.

CEO's Report continued

POWER

The Power business continues to deliver strong growth, and in terms of its contribution to earnings is the second largest business unit after hydrocarbons. Aggregated revenue for the Power business was $368 million, up 113% from 2005 with a contribution to EBIT of $48 million compared to $22 million in the previous corresponding period. Reported margin was 13.0% (2005 12.7%).

Major activity in the power sector included significant project wins in Bulgaria, high levels of activity in the domestic US market, particularly for flue gas desulphurisation projects, support of the Tennessee Valley Authority contract and feasibility and siting studies for new coal and nuclear facilities.

The Singapore power business acquired in 2004 continues to develop its operations in Singapore and across the region including support for a supercritical coal plant study in China.

Outlook

The outlook for the Power business in 2007 remains positive. Continued demand for new coal and nuclear facilities, greenfield gas plants, air quality control systems on existing coal plants and an increase in demand for power delivery services provides a solid base for continued growth in 2007.

We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

MINERALS & METALS

The Minerals & Metals group performed ahead of expectations with aggregated revenue of $202 million, an increase of 26% compared to 2005 ($160 million). Contribution to EBIT was $28 million with a recorded margin of 13.7% (2005 14.2%).

Major project activity included work for the BHPB Worsley facility, projects for BeMax and the Yarwun facility in Orica.

Two acquisitions were made during the year. In November 2005 WorleyParsons agreed to purchase Canadian minerals and metals company HG Engineering Limited (HGE) for A$16.2 million. HGE brings significant expertise and experience in mineral and metal processing in the base and ferrous metal industries. HGE continues to perform well and will assist in the international expansion of the Minerals & Metals business.

The Company also completed the purchase of the remaining 49% of shares in specialist aluminium services provider Jones & Jones Engineering Design Pty Limited which was an important step in the development of the Minerals & Metals business.

Material contracts awarded during the year to Minerals & Metals include a US$133 million program management services contract from Saudi Arabian mining company Ma'aden.

In May 2006 WorleyParsons was awarded an A$160 million contract by The Pilbara Infrastructure Pty Limited, a 100% subsidiary of Fortescue Metals Group Limited for its Pilbara Iron Ore and Infrastructure project.

Outlook

The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

The focus for 2007 will be on the transition of current feasibility studies to project sanction, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and the development of the Company's international operations.

INFRASTRUCTURE

The Infrastructure business reported aggregated revenue of $127 million, increasing by 114% on the previous year. Segment EBIT was $10 million (2005 $7 million) and EBIT margin was 7.7% (2005 11.4%).

In addition to providing services to private and public infrastructure projects, the Infrastructure business continues to support other parts of the WorleyParsons' operations by undertaking the siting and feasibility studies for the infrastructure component of resource and energy developments.

Outlook

Underlying demand in the Infrastructure market remains strong in most markets in which the Company operates. The increased size and capability of the Infrastructure group positions the company well to respond to this demand.

We continually review and update the differentiators of our business. In combination, we believe these factors define WorleyParsons and make our offering unique. In particular we have introduced a new differentiator reflecting the importance of our people to the business.

DEVELOPMENTS

The Company continued the expansion of its development activities in 2006. The operating results on the Esperance Energy Project were in line with expectations with the project now in its second year of operation.

Commissioning of the Exmouth project is underway with commercial operations expected to commence in September 2006.

The Company has also entered into a relationship with United Utilities Australia Pty for the pursuit of development projects in the industrial water market in Australia. The Company has also further developed its ability to service the municipal solid waste market in Australia.

SUBSEQUENT EVENT

Since the end of the financial year the Power business has been awarded a US$64 million professional services contract for Santee Cooper's 600-megawatt coal-fired generation facility in South Carolina. The power facility is due to be operational in early 2012 and the project has a total estimated constructed cost of US$998 million.

STRATEGIC FOCUS

We continually review and update the differentiators of our business. In combination, we believe these factors define WorleyParsons and make our offering unique. In particular we have introduced a new differentiator reflecting the importance of our people to the business.

Our six differentiators are:

- Committed, empowered and technically capable people
- Industry leadership in health, safety and environmental performance
- Outstanding operational and corporate performance
- Focus on long-term contracts and asset services
- Success in project delivery – large and small
- Comprehensive geographic presence and industry capability

Further details on our differentiators are outlined in the Year in Review report which accompanies the Annual Report.

OUTLOOK

We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in 2007.

The Company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders.

John Grill
Chief Executive Officer

Board of Directors



Bill Hall
Executive Director

John Grill
Chief Executive Officer

Ron McNeilly
Chairman and
Non-Executive Director

David Housego
Chief Financial Officer

Refer to pages 21 and 22 for Directors' biographies.



John Green
Non-Executive Director

Erich Fraunschiel
Non-Executive Director

Eric Gwee
Non-Executive Director

Grahame Campbell
Non-Executive Director

Sharon Sills
Company Secretary

Corporate Governance Statement

The Board of Directors of WorleyParsons strives to ensure that the Company meets high standards of safety, performance and governance across its global operations. The Company recognises that this is an on-going commitment, requiring continual review, modification and enhancement of governance systems over time. The Board is committed to the highest level of business ethics. During the year, the Code of Conduct was comprehensively reviewed and reinforced across the Company's global operations.

The directors of WorleyParsons recognise the Company's responsibilities to its customers, employees and suppliers as well as to the welfare of the communities in which it operates. The Board regards corporate governance as a performance enhancement opportunity for WorleyParsons.

In accordance with the ASX Principles of Corporate Governance and recent developments in governance practice in Australia and internationally, WorleyParsons has adopted various policies and codes, including a Corporate Governance Code and Board Charter. Many of WorleyParsons' policies and codes were implemented by WorleyParsons prior to the ASX Principles being released. These codes and policies have been reviewed to take account of recent changes in law as well as the increased geographic spread of personnel and operations. The review process continues in respect of a number of key codes.

This statement outlines WorleyParsons' approach to corporate governance. The statement addresses each of the 10 Principles of good corporate governance listed in the ASX Principles.

The Investor section of the Company's website (www.worleyparsons.com) publishes information relating to WorleyParsons' corporate governance approach, including committee charters, the Corporate Governance Code and Board Charter, the Code of Conduct and other policies and codes.

PRINCIPLE 1: LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT BY THE BOARD

The Board's responsibilities are encompassed in the Corporate Governance Code and Board Charter.

The Board is responsible for approving the strategic direction of WorleyParsons. It monitors all aspects of WorleyParsons' performance. The Board works with senior management to formulate strategic direction, set goals, budgets, plans and policies and to identify and mitigate risk.

The deliberations of the directors in the Board meetings and the application of WorleyParsons' policies are aimed at allowing the Board to critically and objectively review management's performance and to ensure that senior management's activities are aligned with the expectations of shareholders.

In carrying out its duties, the Board meets formally at least six times a year, with additional meetings held as required. Details of the Board and Committee meetings held and attendances at those meetings are set out in the Directors' Report on page 21. The non-executive directors meet at least twice a year, in the absence of the executive directors and management, to discuss the Company and its affairs.

Members of senior management are invited to attend Board meetings on a regular basis, even if they are not members of the Board. This provides a direct line of communication between the directors and management.

To ensure the Board is well equipped to discharge its responsibilities and to assist the Board in carrying out its responsibilities, it has established two standing committees, the Audit and Risk Committee and the Nominations and Remuneration Committee.

The Chairman of the Board is an independent director. Each Committee has a non-executive director as Chairman and only non-executive directors can be members of the Committees. Each Committee has a Charter, which is reviewed annually by the relevant Committee and the Board and is available on the Company's investor website. Members of senior management may attend Committee meetings upon invitation from the relevant Chairman. Both Committees meet every four months or coincident upon every second Board meeting.

The Company has formal letters of appointment with each director which outline the key terms and conditions relative to each appointment.

MANAGEMENT COMMITTEES

The Board has delegated certain of its powers relating to the management of the Company's operations to the Chief Executive Officer with the mandate to drive the Company's strategic direction and meet the goals determined by the Board.

The Chief Executive Officer is ably supported in his role by a number of management committees.

The CEO's Committee comprises the most senior executives of the Company. The CEO's Committee Charter is to support the Chief Executive Officer by formulating and reviewing Group policies and initiatives in relation to Health Safety and Environment, addressing matters which affect the global business, monitoring major projects, identifying and managing risk, implementing Group strategy and identifying opportunities for the Company. The CEO's Committee also reviews items that are to be escalated to the Board for approval. The CEO's Committee membership was reviewed at the end of the year to ensure representation by the heads of each region, each customer sector group and key support groups.

The AAME (Australia/New Zealand, Asia and Middle East) Executive Committee has an operational focus and is responsible for managing the eastern hemisphere business of WorleyParsons. Its charter is to support its chairman in this pursuit. It has many of the functions of the CEO's Committee, but its scope covers Australia, New Zealand, Asia and Middle East.

The AE (Americas and Europe) Executive Committee is responsible for managing the western hemisphere business of WorleyParsons. Its charter is similar in terms to the AAME Committee Charter, its scope covering the Americas and Europe.

These executive committees were reviewed at the end of the year and reorganised into more specific regional committees. From 1 July 2006, there are five Regional Management Committees: Australia/New Zealand, Asia/Middle East/Africa, USA, Canada and Latin America, and Europe/United Kingdom.

The membership of the regional management committees comprises regional customer sector group leaders, business development leaders, as well as representation from important support functions such as human resources, risk management, information, communications and technology and finance.

PRINCIPLE 2: STRUCTURE THE BOARD TO ADD VALUE

The Board comprises eight directors in office at the date of this Statement, five of whom, including the Chairman, are independent, non-executive directors.

The directors in office at the date of this Statement are:

NAME	POSITION
Ron McNeilly	Chairman
Grahame Campbell	Non-Executive Director
Erich Fraunschiel	Non-Executive Director
John Green	Non-Executive Director
Eric Gwee	Non-Executive Director
John Grill	Chief Executive Officer
David Housego	Chief Financial Officer
William Hall	Executive Director

Profiles of each of these directors are included on pages 21 and 22 of the Directors' Report.

The composition of the Board is determined in accordance with the following principles:

- the Board should comprise at least three members, and maintain a majority of non-executive directors;
- the positions of Chairman and Chief Executive Officer must be held by separate persons;
- the office of Chairman is always to be filled by a non-executive director;
- the Board comprises directors with an appropriate range and mix of qualifications and expertise which enhance the Board's performance;
- the Board annually conducts a review of its own performance and from time to time engages external consultants to undertake an independent review of the Board's and individual director's performance and effectiveness;
- all directors (except the Chief Executive Officer) are required to submit themselves for re-election at regular intervals and at least every three years; and
- directors serve a maximum of three terms unless their tenure is extended by the Board.

In the opinion of the Board, the present composition provides the range of skills, knowledge and experience necessary to govern the Company with the discipline, rigour and expertise necessary to deliver results for shareholders.

The Nominations and Remuneration Committee sets and reviews the criteria for appointment of new directors having regard to the overall composition of the Board. The Committee can retain and supervise appropriate search firms to assist in the recruitment of new directors.

DIRECTOR INDEPENDENCE

In settling its Board Charter, the Board has had reference to the definition of director independence proposed by the ASX Principles, Australian corporations' law and current corporate governance practice. In this context, the Board Charter sets materiality considerations for the definition of "director independence". In determining independence, the Board considers "materiality" on an on-going basis, having regard to the need to continually re-assess corporate governance practices and requirements in light of the changing circumstances of the Company. As such, the Board does not take a prescriptive approach to independence, but considers the true independence of each director on a case-by-case basis.

The Board has considered the various positions and relationships of each of the five non-executive directors and has formed the view that all five non-executive directors are independent. The Board is of the opinion that each non-executive director is independent of WorleyParsons' management and is free of any business or other relationship that could interfere with the exercise of their free and unfettered judgement, to the detriment of the Company, its shareholders or other stakeholders.

Mr Erich Fraunschiel, the Chairman of the Company's Audit and Risk Committee, is a director of Woodside Petroleum Limited which is a material customer of WorleyParsons in Australia. Mr Eric Gwee is a director of Singapore Power, which is a material customer of one of the Company's Singaporean subsidiaries, WorleyParsons (DRPL) Pte Limited. Both Mr Fraunschiel and Mr Gwee are considered by the Board to be independent after application of the principles stated above. In the opinion of the Board, the judgement of Messrs Fraunschiel and Gwee has not been impaired or conflicted by virtue of their directorships of these other entities.

The Company's established process for dealing with potential conflicts of interest is outlined under Principle 3, below.

Both Mr John Green and Mr Grahame Campbell served on WorleyParsons' Advisory Board in earlier years, when the Company was an unlisted public company. The purpose of the Advisory Board was to provide the unlisted WorleyParsons group with the rigour of independent oversight and review. WorleyParsons benefits from the continuation of these individuals as non-executive directors. The Board is of the opinion that both of these individuals retain independence of character and judgement and have made outstanding contributions to the work of the Board.

The Board recognises that the tenure of each director is important to an assessment of independence. Directors may serve a maximum of three terms of three years, with the potential for their tenure to be extended by the Board. Tenure limits bring fresh ideas to the Board but this must be balanced against the loss of directors who, over time, have developed a specialised insight into WorleyParsons' operations. The period of office of each director is set out in the Directors' Report at pages 21 and 22. The Board believes that the current composition of the Board balances tenure issues for the benefit of WorleyParsons' shareholders.

Corporate Governance Statement

PRINCIPLE 3: PROMOTE ETHICAL AND RESPONSIBLE DECISION MAKING

The Board has published various policies and codes to promote WorleyParsons' approach to ethical and responsible decision making.

The Board recently revised the Code of Conduct which guides all WorleyParsons personnel as to the standards of behaviour expected of all directors, executives, management, employees, contractors and agents of the Company. During the year, the new code was well received in its comprehensive roll out across the Company's global operations. A copy of the new Code of Conduct is available on the Company's website.

While the Code of Conduct seeks to prescribe standards of behaviour for all personnel to observe, the code does not, and understandably cannot identify every ethical issue that a director or employee might face. The objective of the code is to provide a benchmark for professional behaviour throughout the Company, to support WorleyParsons' reputation and make directors, employees and others aware of the consequences if they breach the code.

The Code of Conduct deals with many ethical issues, including:

- WorleyParsons' commitment to a safe and harassment-free workplace;
- good corporate citizenship and compliance with laws;
- acting with professional integrity; and
- protecting WorleyParsons' reputation, assets, resources, information and records.

As required by law, the Board Charter and as a matter of Board process, the directors notify the Chairman of their material personal interests in other companies and contracts, etc., including their directorships and officeholdings in other companies. In the event of a real or potential conflict, the Board acts appropriately and minutes its actions accordingly. The Board Charter details the process that WorleyParsons applies in the event that a conflict arises for one or more of its directors. In particular, a director who has a material personal interest will not, without the Chairman's approval, receive relevant Board papers and/or be present during any discussion or vote on the matter.

PRINCIPLE 4: SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

To safeguard WorleyParsons' integrity in financial reporting, the Chief Executive Officer and Chief Financial Officer provide written undertakings to the Board assuring that the Company's financial reports represent a true and fair view of the Company's financial condition and operational results and comply with the relevant accounting standards.

The Board established an Audit and Risk Committee to assist the Board in its oversight of the integrity of financial reporting, the Company's risk management framework and internal controls. The Committee has an important role in supervising and monitoring the progress of the internal audit and risk management function and it manages the relationship with the external auditor including the appointment, removal and evaluation of the auditor and approval of the auditor's contract, fees and audit plan.

The Audit and Risk Committee also reviews and makes recommendations on the strategic direction, objectives and effectiveness of the Company's financial and operational risk management policies. This includes ensuring compliance with the law and reviewing the effectiveness of its risk management, internal compliance and control systems.

The Committee, on behalf of the Board, ensures the integrity of the external audit function by not permitting:

1. the partner managing the audit for the external auditor to serve for more than five consecutive years; and/or
2. the external auditor to be retained for non-audit work where such retainer may detract, or be perceived to detract, from the auditor's independence or impartiality.

The external auditor, who served for five years at the end of the 2006 financial year, has now been replaced.

Fees paid to the external auditor for non-audit work are disclosed in the accounts.

The following non-executive directors were members of the Audit and Risk Committee throughout the year:

NAME	POSITION	DURATION
Erich Fraunschiel	Chairman	Whole year
Grahame Campbell	Non-Executive Director	Whole year
John Green	Non-Executive Director	Whole year

Members of the Audit and Risk Committee are selected by the Board for their financial literacy and for their knowledge of the industries in which the Company operates. Details of the qualifications of the Audit and Risk Committee members are included in the profiles of directors on page 21 of the Directors' Report.

PRINCIPLE 5: MAKE TIMELY AND BALANCED DISCLOSURE

The Board of Directors is committed to WorleyParsons complying with its continuous disclosure obligations and has approved a Continuous Disclosure Policy that applies to all WorleyParsons' personnel. The Board seeks to promote investor confidence by ensuring that trade in WorleyParsons' shares takes place in an informed and competitive market. The Continuous Disclosure Policy provides for a Disclosure Committee to meet to consider issues which may be of interest to shareholders and the market in general. The role of the Disclosure Committee is essentially to ensure ongoing compliance with the Company's obligations under the Corporations Act and ASX Listing Rules and in the interests of keeping shareholders appropriately informed.

The policy is designed to ensure that all WorleyParsons personnel are aware of WorleyParsons' obligations and to ensure accountability at a senior management level for timely disclosure of material information. This means that shareholders and the market in general are kept properly informed of material price sensitive information affecting the Company, on a timely basis.

WorleyParsons discharges this obligation by releasing material price sensitive information to the ASX in the form of an ASX release or disclosure in other documents distributed to shareholders, such as the annual or half-year report.

PRINCIPLE 6: RESPECT THE RIGHTS OF SHAREHOLDERS

The Board of Directors aims to ensure that the shareholders are fully informed of all material information relating to WorleyParsons by communicating to shareholders through:

- continuous disclosure reporting to the ASX;
- the annual report;
- the half-yearly report; and
- media releases and other investor relations publications on the Company's website.

The comprehensive Continuous Disclosure Policy outlines the procedures for disclosure of relevant information to the market (refer Principle 5) and incorporates the Company's communications policy.

In addition, the Board encourages the full participation of shareholders at the Annual General Meeting to ensure a high level of accountability and discussion of the Company's performance and goals. The Chairman encourages questions and comments from shareholders and seeks to ensure that shareholders are given ample opportunity to participate. The Chief Executive Officer and/or the Chief Financial Officer occasionally meet with analysts and investors. Any presentations made to these groups are published on the ASX website and on the investor section of the Company's own website.

The Company invites the external auditor to attend the Annual General Meeting and be available to answer shareholder questions about the conduct of the audit and the preparation and content of the auditor's report.

PRINCIPLE 7: RECOGNISE AND MANAGE RISK

WorleyParsons recognises the need to manage the risks associated with its operational sites and domestic and international locations. WorleyParsons has adopted an enterprise-wide risk management approach based on Standard Australia's AS/NZS 4360.1999 (Risk Management). This approach adopts best practice in risk management so far as it relates to WorleyParsons' requirements.

The Audit and Risk Committee provides guidance and direction in managing risk and overseeing the internal audit and risk management function. The internal audit and risk management function is independent from management. It provides assurance that WorleyParsons' main business risks are being managed and that its internal control framework is operating effectively. In addition to its ongoing audit reports, internal audit and risk management provides to the Audit and Risk Committee an annual assessment of the adequacy and effectiveness of WorleyParsons' control processes and risk management procedures in light of the nature, function and size of the Company's operations.

In relation to environmental risk, WorleyParsons generally assist its clients with the management of their environmental responsibilities, rather than holding those responsibilities directly. In this context, WorleyParsons has environmental responsibilities in terms of compliance with environmental controls and in exercising reasonable care and skill in its design, construction management and supervision activities. The risks associated with environmental issues are managed through WorleyParsons' risk management and quality assurance systems. To the extent that WorleyParsons has ownership interests in pipeline and power station projects, the appropriate environmental approvals are held by the ownership entity. Compliance with these approvals is managed via the various systems (operational, risk management and quality assurance) which control and monitor the operation and maintenance of these assets.

WorleyParsons has implemented processes to assess the effectiveness of the Company's risk management control systems. These processes are then reported to the Audit and Risk Committee and the Board, with a written assurance from the Chief Executive Officer and the Chief Financial Officer in relation to the efficacy of the risk and control processes in place across the WorleyParsons group.

Corporate Governance Statement

PRINCIPLE 8: ENCOURAGE ENHANCED PERFORMANCE

WorleyParsons encourages excellence from all its personnel and the directors recognise that the performance of all personnel, including directors, is enhanced by a structured performance review process.

The Board conducts a formal review of its own performance, policies and practice every 12 months.

The review includes:

1. comparing Board performance against agreed criteria;
2. examining the effectiveness and composition of the Board;
3. a review of the Company's strategic direction and objectives;
4. assessing whether corporate governance principles are appropriate and reflect "best practice"; and
5. assessing whether the various expectations of shareholders have been met.

Informal reviews are conducted as necessary and any director may suggest that the Board conduct an additional formal review earlier than the regular annual review.

From time to time the Board engages external consultants to undertake an independent review of the Board and individual director's performance and effectiveness.

The Board establishes performance criteria for the Chief Executive Officer and conducts a performance review of the Chief Executive Officer at least annually. In turn, the Chief Executive Officer conducts performance reviews of senior management and reports on their performance to the Nominations and Remuneration Committee.

The Nominations and Remuneration Committee is responsible for designing induction and ongoing training and education programs for the Board. Directors are encouraged and are given the opportunity to broaden their knowledge of the Company's business and to keep abreast of developments impacting the business by visiting offices in different locations.

PRINCIPLE 9: REMUNERATE FAIRLY AND RESPONSIBLY

The role of the Nominations and Remuneration Committee is to assist and advise the Board on matters relating to the appointment and remuneration of the directors, the Chief Executive Officer and other senior executives and employees of WorleyParsons. The Committee reviews, assesses and advises the Board in relation to the necessary and desirable competencies of the Board and the Committee. It oversees the selection and appointment practices for non-executive directors and senior management and assists the Board in determining appropriate remuneration strategies.

The following non-executive directors were members of the Nominations and Remuneration Committee throughout the year:

NAME	POSITION	DURATION
Ron McNeilly	Chairman	To August 2005
	Non-Executive Director	From August 2005
John Green	Non-Executive Director	Whole year
Grahame Campbell	Chairman	From August 2005
Eric Gwee	Non-Executive Director	Whole year

Mr Gwee was appointed Chairman of the Committee with effect from July 2006.

WorleyParsons seeks to attract and retain executives and directors with the appropriate expertise and the ability to create value for shareholders. Remuneration of executives is covered by an Executive Remuneration Policy. Details of the remuneration policies and practices of the Company and the remuneration paid to directors and senior executives are set out in the Remuneration Report on pages 22 to 30. Shareholders will be invited to consider the Remuneration Report at the 2006 Annual General Meeting.

PRINCIPLE 10: RECOGNISE THE LEGITIMATE INTERESTS OF STAKEHOLDERS

The Board recognises the best way to advance the legitimate interests of all WorleyParsons' stakeholders is to encourage all WorleyParsons' personnel to act honestly and with integrity. Through WorleyParsons' adoption of the Corporate Governance Code and Board Charter, Code of Conduct and other policies referred to above, the Board demonstrates its ongoing commitment to implementing best corporate governance practice and the highest standards of ethical conduct throughout WorleyParsons. These codes and policies are published on the Company's website.

Financial Contents

Financial Report
Financial Year Ended 30 June 2006

WORLEYPARSONS LIMITED
ACN 096 090 158

Directors' Report

The directors present their report on the consolidated entity consisting of WorleyParsons Limited ("WorleyParsons", "parent entity" or "Company") and the entities it controlled ("consolidated entity" or "Group") at the end of, or during, the financial year ended 30 June 2006.

DIRECTORS

The following persons were directors of WorleyParsons Limited during the financial year and until the date of this report:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill (Chief Executive Officer)

Eric Gwee

William Hall

David Housego

PRINCIPAL ACTIVITIES

During the financial year, the principal activities of the consolidated entity consisted of:

(a) provision of engineering design and project services to the following sectors:
- Hydrocarbons
- Power
- Minerals & Metals
- Infrastructure;

(b) provision of maintenance and reliability support services to these sectors; and

(c) infrastructure developments.

DIVIDENDS - WORLEYPARSONS LIMITED

Details of dividends in respect of the financial year are as follows:

	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004*	-	9,708
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005*	-	15,372
Final ordinary dividend for the financial year ended 30 June 2005 of 12.5 cents per ordinary share paid on 30 September 2005*	25,619	-
Interim ordinary dividend for the financial year ended 30 June 2006 of 18.5 cents per ordinary share paid on 7 April 2006#	37,916	-
Total dividends paid	**63,535**	**25,080**

* Fully franked dividend.

\# Partly franked dividend.

Since the end of the financial year, the directors have declared a final dividend of 22.5 cents per fully paid ordinary share, partly franked based on tax paid at 30%. In accordance with Accounting Standard AASB 137 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $46.1 million is not recognised as a liability as at 30 June 2006.

REVIEW OF OPERATIONS

A summary of the consolidated revenues and results is as follows:

	CONSOLIDATED	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations	2,404,512	1,252,020
EBITDA margin on statutory revenue	9.1%	9.3%
EBITDA	219,905	117,035
Depreciation and asset impairment	(14,591)	(8,387)
Amortisation	(5,771)	(6,339)
EBIT	199,543	102,309
Net interest expense	(2,658)	(3,761)
Profit before income tax expense	196,885	98,548
Income tax expense	(55,143)	(29,843)
Profit after income tax expense	141,742	68,705
Profit attributable to minority interests	(2,636)	(2,253)
Profit attributable to members of WorleyParsons Limited	139,106	66,452
Revenue from continuing operations	2,404,512	1,252,020
Less: procurement services revenue	(299,857)	(113,839)
Revenue from continuing operations excluding procurement services revenue	2,104,655	1,138,181
Add: share of revenue from associates	786,328	708,095
Less: procurement services revenue of associates	(426,601)	(466,745)
Net revenue from associates	359,727	241,350
Aggregated revenue[1]	2,464,382	1,379,531
EBITDA margin on aggregated revenue	8.9%	8.5%

1 Aggregated revenue is defined as statutory revenue plus share of revenue from associates less procurement services revenue at nil margin. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons.

	AGGREGATED REVENUE		EBIT		EBIT MARGIN	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 %	12 MONTHS TO 30 JUNE 2005 %
Hydrocarbons	1,777,723	988,435	158,687	81,303	8.9	8.2
Power	367,766	172,431	47,817	21,813	13.0	12.7
Minerals & Metals	202,176	159,819	27,681	22,664	13.7	14.2
Infrastructure	126,757	59,185	9,703	6,750	7.7	11.4
Other	5,311	4,305	-	-	-	-
Unallocated/ eliminations	(15,351)	(4,644)	(44,345)	(30,221)	-	-
	2,464,382	1,379,531	199,543	102,309	8.1	7.4

Aggregated revenue was $2,464.4 million, an increase of 78.6% on the prior year and a record result for the Group. EBIT of $199.5 million was up 95.0% from the prior year result of $102.3 million.

Basic Earnings per Share were 68.0 cents per share, an increase of 88.9% from the previous financial year result of 36.0 cents per share.

The EBIT margin for the Group increased to 8.1% compared to 7.4% in 2005. After tax the Company earned a net margin on aggregated revenue of 5.6%, compared to the 2005 net margin of 4.8%. The corporate tax rate was 28.0% compared with 30.3% in 2005.

Included in the full year result is a contribution to pre tax earnings of US$4.1 million relating to settlement of outstanding claims in the US power business that were outstanding at the time of the Parsons E&C acquisition.

The Company retains a strong cash position and low level of gearing with Net debt to Net debt plus Equity at year end of 10.2%. Cash as at 30 June 2006 was $78.2 million. EBITDA interest cover for 2006 was 27.6 times.

Operating cash flow for the period was $115.7 million, compared to $91.1 million in 2005. During the year the first tranche of the Company's Long Term Incentive plan vested. The performance rights exercisable under the plan were purchased on market by the Company at a cost of $7.6 million, which is included in operating cash flow.

Cash outflow from investing activities was $102.4 million. This includes $35.2 million paid for the acquisition of Komex Environmental and $26.3 million paid for the acquisition of the remaining 50% of WorleyParsons MEG Ltd, the remaining 49% of Jones & Jones, 100% of HGE Limited and others.

The Company also committed $20.9 million in 2006 on the development of the Exmouth Energy project in Western Australia as part of its infrastructure development strategy.

HYDROCARBONS

Aggregated revenue for the Hydrocarbons group in the year was $1,777.7 million representing approximately 72% of WorleyParsons revenue and an increase of 79.9% from the prior year. Segment EBIT was $158.7 million with a reported segment margin of 8.9% (2005: EBIT $81.3 million margin 8.2%).

Operational highlights include significant improvement in operational performance in the Middle East, a strong performance in the second half from the US operations and a continuation of historically high level of activity across WorleyParsons' global hydrocarbons operations.

Major activities in the period for the Australasian region included the successful conclusion of the front end study for Woodside Energy's Angel gas development and subsequent award of the EPCM contract to Eos, a joint venture of WorleyParsons and KBR. Eos also completed the front end design for the PNG Gas project (PNG facilities and pipeline) during the year.

Other major projects include the commencement of the design and project services for the new LNG V train for the North West Shelf venture being undertaken by a joint venture between WorleyParsons and Foster Wheeler (FWWP) and the award by Woodside Energy of a $700 million integrated services contract to the Transfield Worley joint venture.

Highlights in the Asian operations of WorleyParsons include strong performance in Indonesia on a series of projects for ConocoPhillips, the retention of the contract to support operations for Brunei Shell Petroleum and the expansion of the Company's operations in Thailand to service the downsteam market. WorleyParsons' Malaysian venture, Ranhill WorleyParsons, performed projects for a range of regional clients including Petronas, Sarawak Shell, BG India, BP Vietnam, and NIOC/Petropars.

The Middle East region has delivered its strongest operating performance with improved results across the region, particularly in Oman and Saudi Arabia. Work has commenced on the Al-Khafji joint operations engineering services contract. Activity levels in Saudi Arabia are at their highest level in recent years. The growth of the Abu Dhabi hub continues with several Engineering and PMC projects being awarded in the period by the ADNOC group of companies.

The Company was also awarded an EPCM contract for the Kuwait Oil company for a pipeline project at the Al Ahmadi refinery.

The African operations continue to grow with a focus on supporting local operations in Nigeria and the recent opening of an office in Angola to provide in country project and asset support to the hydrocarbons industry.

Activity levels in the Americas remain high with a strong second half performance from the US operations. The US operations executed major projects for ExxonMobil in Venezuela, for ExxonMobil and ChevronTexaco in Nigeria and for Unocal in Bangladesh.

The downstream market in the United States continues to expand with WorleyParsons' operations awarded a major FEED contract for the clean fuels upgrade for the New Zealand Refining Company (NZRC), a three year services contract for ExxonMobil Chemical Company at Beaumont, Texas, and the FEED for the NCP petrochemical complex in Saudi Arabia.

The Canadian operating result has benefited from the continuing high level of activity in the development of oil sands projects. The Company is currently executing projects for ConocoPhillips, Canadian Natural Resources Limited, North American Oil Sands, Nexen, Husky and others while providing environmental services and asset services support to the existing facilities for Suncor, Imperial Oil (ExxonMobil), Shell and Petro-Canada.

A substantial effort is being undertaken in the integration of the Canadian operations to ensure that the benefits from the Company's acquisition of Komex Environmental, the remaining 50% of WorleyParsons MEG and HGE Limited are realised so that the Canadian operations can service all of WorleyParsons customer segments.

An early indication of the opportunities available in the Canadian market can be seen in the recent award by Shell's Albian oil sands operation which involves WorleyParsons Komex providing environmental services, HGE providing materials handling and primary material process expertise and WorleyParsons MEG providing oil process and facilities support services.

The European operations continue to support major project activity in Kazakhstan and Russia. Progress was made in the year in the development of local operations in Kazakhstan, enhancing WorleyParsons' ability to perform additional services in country. In addition, the London office is providing major project support in conjunction with other WorleyParsons offices to projects in the Middle East and Africa and is developing a regional asset services capability to provide asset support for global and regional customers.

POWER

WorleyParsons Power business experienced strong growth in 2006. Aggregated revenue grew 113.3% to $367.8 million. Segment EBIT was $47.8 million with a reported segment margin of 13.0% (2005: EBIT $21.8 million margin 12.7%).

Included in the Power result is a contribution to pre tax earnings of US$4.1 million relating to settlement of outstanding claims in the US power business that were outstanding at the time of the Parsons E&C acquisition.

Major activity in the Power sector in the year included significant project activity in Bulgaria on the Belene nuclear facility and the Maritza coal station. The United States market saw a continuation of high levels of activity particularly for flue gas desulphurisation projects, support of the Tennessee Valley Authority contract and feasibility and siting studies for new coal and nuclear facilities.

Subsequent to year end the Company was awarded a services contract for Santee Cooper's 600 megawatt coal-fired generation facility near Kingsburg in Florence County, South Carolina. This power facility is scheduled to be operational in early 2012. The project has a total estimated constructed cost of US$998 million and continues the successful relationship between WorleyParsons and Santee Cooper, South Carolina's state-owned electric and water utility.

The expansion of the Singapore power business acquired in 2004 continues to develop its operations in Singapore and across the region including support for a supercritical coal study in China.

MINERALS & METALS

The Minerals & Metals group performed ahead of expectations with aggregated revenue for the year of $202.2 million, an increase of 26.5% from the $159.8 million reported in 2005. EBIT for the year was $27.7 million with a margin of 13.7% (2005: EBIT $22.7 million margin 14.2%).

Major project activity in the period included work for the BHP Billiton Worsley facility, projects for BeMax and the Yarwun facility for Orica. The recently acquired HGE Limited continues to perform well and will assist in the international expansion of the Minerals & Metals business.

In 2006 the Company was awarded a contract to provide program management services for the Ma'aden Phosphate project in Saudi Arabia. When completed the phosphate project will be the largest integrated fertiliser plant in the world and represents the largest contract secured by WorleyParsons in its Minerals & Metals and Infrastructure businesses to date.

Zinifex awarded WorleyParsons a three year Projects Alliance to manage sustaining capital projects for the Port Pirie Smelter. This award further extended the already broad base of project alliances that the Minerals & Metals group have in the industry.

Reflecting the increasing depth and breadth of technical capability within the Minerals & Metals business, feasibility studies are being performed for clients in the alumina, aluminium and base metals sectors including the recent award by BHP Billiton to a WorleyParsons and SNC Lavalin joint venture for involvement in studies for the expansion of the Olympic Dam facility.

Directors' Report

INFRASTRUCTURE

The Infrastructure business reported aggregated revenue of $126.8 million, an increase of 114.2% on the prior year. EBIT of $9.7 million was 43.7% ahead of the 2005 result of $6.8 million. Margins in Infrastructure in 2006 were 7.7%, lower than the 11.4% margin achieved in 2005 reflecting additional costs in developing the international operations and costs associated with the exit of an underperforming business unit.

In addition to providing services to private and public infrastructure projects, the Infrastructure business continues to support other parts of the WorleyParsons' operations by undertaking the siting and feasibility studies for the infrastructure component of resource and energy developments.

2006 has seen the Group commence work on two world scale resource infrastructure projects; the Ma'aden Phosphate project and the Pilbara Infrastructure project.

The acquisition of the Calgary based Komex Environmental business in January 2006 has provided a significant increase in the scale and capability of the infrastructure business and good progress has been made in a limited time in the integration of the Komex operations.

DEVELOPMENTS

The second development project the Company is undertaking, the $31.4 million Exmouth Energy project, has been affected by cost overruns resulting in an impairment charge of $1.9 million being recorded against the carrying value of the project. It is expected that the project will be operational in the first quarter of the 2007 financial year with the Company contributing approximately $6.3 million in equity to the project with the balance being project financed.

EARNINGS PER SHARE

	2006 CENTS	2005 CENTS
Basic earnings per share	68.0	36.0
Diluted earnings per share	67.9	35.9

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG Limited ("MEG") for a total consideration of $17.8 million and gained effective control at that date. From the date of acquisition to 30 June 2006, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $1.6 million. The deferred consideration of $7.7 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

Effective 1 September 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Limited ("HGE") for a total consideration of $16.2 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately $15.1 million in the previous year and has around 140 employees. From the date of acquisition to 30 June 2006, HGE contributed $2.3 million to the net profit after tax of the Group. The deferred consideration of $6.1 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

On 1 January 2006, WorleyParsons (Canada) Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired 100% of Komex Environmental Limited ("Komex") for a total consideration of $35.2 million. Komex is a Calgary based group that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. From the date of acquisition to 30 June 2006, Komex has contributed $2.7 million to the net profit after tax of the Group. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

MATTERS SUBSEQUENT TO THE END OF THE FINANCIAL YEAR

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff.

Subsequent to 30 June 2006, WorleyParsons Financial Services Pty Limited has agreed to provide financial support to Burns & Roe Worley Pty Limited, an associate entity in which the consolidated entity has a 50.0% beneficial interest. It is not expected that the provision of this financial support will result in a material impact to the profit attributable to members of WorleyParsons Limited.

No other matter or circumstance has arisen since 30 June 2006 that has significantly affected, or may significantly affect:

(a) the consolidated entity's operations in future financial years; or

(b) the results of those operations in future financial years; or

(c) the consolidated entity's state of affairs in future financial years.

LIKELY DEVELOPMENTS AND EXPECTED RESULTS OF OPERATIONS

We expect the market for WorleyParsons' services will continue to be strong. Our key markets and sectors continue to experience positive conditions, in particular Hydrocarbons and Power. We are well positioned throughout the business to respond to these opportunities.

Further information on likely developments in the operations of the consolidated entity and the expected results of the operations have not been included in this report because the directors believe it would be likely to result in unreasonable prejudice to the consolidated entity.

ENVIRONMENTAL REGULATION

In the majority of WorleyParsons' business situations, WorleyParsons is not the owner or operator of plant and equipment requiring environmental approvals. WorleyParsons would typically be assisting its customers with the management of their environmental responsibilities, rather than holding those responsibilities directly. However, WorleyParsons has environmental responsibilities in terms of compliance with environmental controls and in exercising reasonable care and skill in its design, construction management and supervision activities. The risks associated with environmental issues are managed through WorleyParsons' risk management and quality assurance systems.

During the year, WorleyParsons acquired Komex Environmental Limited ("WorleyParsons Komex"), an international environmental and water resources consulting and engineering company. WorleyParsons Komex provides environmental consulting and monitoring services to industrial clients. WorleyParsons Komex is also involved in remediation of contaminated sites for its clients and in the past acquired and remediated its own brownfields sites. WorleyParsons Komex still owns one remediated property.

WorleyParsons has ownership interests in pipeline and power station assets projects that hold appropriate environmental approvals. Compliance with these approvals is managed through the operational systems which control and monitor the operation and maintenance of these assets.

The Company is not aware of any breaches by a WorleyParsons controlled entity of any environmental rule or regulation.

NON-AUDIT SERVICES

Non-audit services provided by the external auditor (Ernst & Young) during the financial year to the Company and entities in its consolidated group are set out below.

Independent Accountant's Report and Financial Information	$61,964
Tax services	$121,477
Group treasury review	$21,000
Other acquisition related assurance services	$85,000
Total non-audit services provided by the external auditor	$289,441

The Board has considered the position and, in accordance with the advice received from the Audit and Risk Committee is satisfied that the provision of the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The directors are satisfied that the provision of non-audit services by the auditor, as set out above, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

- all non-audit services have been reviewed by the Audit and Risk Committee to ensure they do not impact the integrity and objectivity of the auditor; and
- none of the services undermine the general principles relating to auditor independence as set out in professional statement F1, including reviewing and auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as advocate for the Company or jointly sharing economic risk and rewards.

MEETINGS OF DIRECTORS

The number of meetings of directors (including meetings of committees of directors) held during the financial year and the number of meetings attended by each director was as follows:

	BOARD MEETINGS		AUDIT AND RISK COMMITTEE		NOMINATIONS AND REMUNERATION COMMITTEE	
DIRECTOR	MEETINGS HELD WHILE A DIRECTOR	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED	MEETINGS HELD WHILE A MEMBER	NUMBER ATTENDED
Ron McNeilly	8	8	-	-	6	6
Grahame Campbell	8	8	6	6	6	6
Erich Fraunschiel	8	8	6	6	-	-
John Green	8	8	6	6	6	5
John Grill	8	8	-	-	-	-
Eric Gwee	8	8	-	-	6	6
William Hall	8	8	-	-	-	-
David Housego	8	8	-	-	-	-

INFORMATION ON DIRECTORS

RON McNEILLY

CHAIRMAN AND NON-EXECUTIVE DIRECTOR

Ron is Chairman of the Board and a member of the Nominations and Remuneration Committee. Ron is currently the Deputy Chairman of BlueScope Steel Limited (previously BHP Steel) and has over 30 years' experience in the steel industry. Ron joined BHP in 1962 and has held positions with BHP Billiton including Executive Director and President BHP Minerals, Chief Operating Officer, Executive General Manager and Chief Executive Officer BHP Steel, General Manager Transport, General Manager Long Products Division and General Manager Whyalla Works. Ron is the Chairman of the Melbourne Business School Limited and a director of Alumina Limited. He is a former Chairman of Ausmelt Limited and a former director of GH Michell Holdings Pty Limited, QCT Resources and Tubemakers of Australia.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
Alumina Limited	Non-executive director	11 December 2002	n/a
BlueScope Steel Limited	Deputy Chairman	10 May 2002	n/a
Ausmelt Limited	Chairman	21 October 2002	19 November 2004

GRAHAME CAMPBELL

NON-EXECUTIVE DIRECTOR

Grahame is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee. Grahame was Managing Director of CMPS&F from 1987 to 1995, at the time one of the largest engineering and project management groups in Australia. Grahame has over 30 years' experience in the management of major Australian and offshore infrastructure projects including oil, gas, road, rail, mining and minerals projects. Grahame is currently a director of Iluka Resources Limited and the Macro Engineering Council (University of Sydney). Grahame is a past President of the Association of Consulting Engineers Australia and the Australian Pipeline Industry Association. Prior to his appointment as non-executive director of the Company on listing in 2002, Grahame was a member of the advisory board for four years.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
Iluka Resources Limited	Non-executive director	17 December 1998	n/a

ERICH FRAUNSCHIEL

NON-EXECUTIVE DIRECTOR

Erich is the Chairman of the Audit and Risk Committee. Erich is a director of Woodside Petroleum Limited, West Australian Newspapers Holdings Limited, Rabobank Australia Limited, the WCM Group Limited and the West Australia Opera Inc. He is Chairman of Wesfarmers Federation Insurance Limited and Lumley General Insurance Limited. Erich's early business career was in the petroleum marketing and management consulting industries. In 1981, he joined the Australian Industry Development Corporation where he was involved in project lending, investment banking and venture capital investment. In 1984, he joined Wesfarmers Limited to start the company's projects and business development function. In 1988, he became General Manager of the group's commercial division and from 1992 until his retirement in July 2002 was an executive director and Chief Financial Officer of the group.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
West Australian Newspapers Holdings Limited	Non-executive director	2 May 2002	n/a
Woodside Petroleum Limited	Non-executive director	1 December 2002	n/a
Foodland Associated Limited	Non-executive director	2 October 2002	8 December 2004

JOHN GREEN

NON-EXECUTIVE DIRECTOR

John is a member of the Audit and Risk Committee and the Nominations and Remuneration Committee. John is a company director, investor and writer. Until August 2006, he was an investment banker at Macquarie Bank, where he was an executive director for 13 years. His professional career before investment banking was 17 years in law, including as a partner in law firms Freehills and Dawson Waldron. John is director of three not-for-profits: Macquarie Bank Foundation, the General Sir John Monash Foundation and The Centre for Independent Studies. In past years, he was a member of the ASX National Listings Committee and held a number of posts in the Securities Institute of Australia (now Finsia). Prior to his appointment as a non-executive director of the Company on listing in 2002, John was a member of the advisory board for nine years, including a period as its Chairman.

JOHN GRILL

CHIEF EXECUTIVE OFFICER

John joined ESSO Australia in 1968 and in 1971 became Chief Executive of the entity that ultimately became WorleyParsons Limited, Wholohan Grill and Partners. This specialised consulting practice acquired the business of Worley Engineering Pty Limited in Australia in 1987. Following group restructuring, in 2002 Worley Group Limited listed on the Australian Stock Exchange. In 2004, Worley Group Limited acquired Parsons E&C Corporation, a US based global project services company, and changed its name to WorleyParsons Limited. John has personal expertise in every aspect of project delivery for projects in the resources and energy industries. He has been directly involved with most of WorleyParsons' major clients and remains closely involved at Board level with WorleyParsons' joint ventures.

Directors' Report

ERIC GWEE

NON-EXECUTIVE DIRECTOR

Eric joined the Board in February 2005 and is the Chairman of the Nominations and Remuneration Committee. Eric is a Singaporean national with extensive international experience in the hydrocarbons and power industries, including a career spanning more than 31 years with the ExxonMobil group. Eric is currently a non-executive director of Singapore Power Limited and Chairman of SP Services Limited, he is a non-executive director of SP Australia (Distribution) Limited, SP Australia (Transmission) Limited and SP Australia Networks (RE) Limited. Eric is a director of the Melbourne Business School Limited. Previously, he was the Chairman of CPG Corporation Pte Limited and was a director of ExxonMobil Singapore Pte Limited.

Australian listed company directorships

LISTED COMPANY NAME	NATURE OF DIRECTORSHIP	DATE OF COMMENCEMENT	DATE OF CESSATION
SP Australia Networks (Distribution) Ltd	Director	31 May 2005	n/a
SP Australia Networks (Transmission) Ltd	Director	26 October 2005	n/a

WILLIAM HALL

EXECUTIVE DIRECTOR

William (Bill) joined the Board in 2004 following the Company's acquisition of Parsons E&C Corporation. Bill was with the Parsons Group for 25 years. He became Chairman and CEO of Parsons Energy & Chemicals Group Inc in 2002. Prior to this position he served as President of Parsons Energy & Chemicals Group Inc (1997-2001), President of The Ralph M Parsons Company (1992-1995), and Senior Vice President and Manager of the Petroleum & Chemical (P&C) Division with the company (1989-1991). Bill has 39 years' experience in the global engineering field, holding a number of key project and other US and international management positions with Parsons. Bill has bachelor and masters degrees in Chemical Engineering at Virginia Polytechnic Institute and has completed the Executive Program at Stanford University. He is also on the Board of Directors of the US-Saudi Arabian Business Council.

DAVID HOUSEGO

CHIEF FINANCIAL OFFICER

David joined the Company in July 1999. He led the corporate reorganisation and subsequent Initial Public Offering and listing on the ASX of Worley Group Limited (now WorleyParsons Limited) in 2002 and the acquisition of Parsons E&C. He also represents WorleyParsons on a number of its joint venture companies. David's finance experience covers business development, corporate strategic planning, investment evaluation, investor relations and management accounting systems development. Prior to joining the Group, David held senior finance roles with Coca-Cola Amatil. Previously, he worked for a number of firms in the UK and held a variety of accounting positions with AAP Reuters and IBM Australia.

SHARON SILLS

COMPANY SECRETARY AND GROUP TAX MANAGER

Sharon Sills is a member of the Institute of Chartered Accountants of Australia, the Institute of Chartered Secretaries and Administrators, Chartered Secretaries Australia Ltd and the Taxation Institute of Australia. In 2004 Sharon completed the Graduate Diploma in Company Secretarial Practice and is currently enrolled in the Master of Laws program at the University of Sydney. Sharon's background is in taxation, both in the profession and in commerce. Sharon joined WorleyParsons in May 2000 as Group Taxation Manager and was appointed Company Secretary in 2003. Special projects include group restructuring pre- and post-IPO, the listing of the Company in 2002 and the acquisition of Parsons E&C Corporation in 2004.

INSURANCE OF OFFICERS

During the financial year WorleyParsons Limited paid insurance premiums to insure the directors, secretaries and executive officers of the Company and its subsidiary companies. The contracts of insurance prohibit the disclosure of the amounts of premiums paid.

The liabilities insured are legal costs that may be incurred in defending civil or criminal proceedings that may be brought against the directors and officers in their capacity as directors and officers of WorleyParsons Limited and its subsidiary companies, and any other payments arising from liabilities incurred by the officers in connection with such proceedings, other than where such liabilities arise out of conduct involving a wilful breach of duty by the officers or the improper use by the officers of their position or of information to gain advantage for themselves or someone else or to cause detriment to the Company. It is not possible to apportion the premium between amounts relating to the insurance against legal costs and those relating to other liabilities.

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

REMUNERATION REPORT

The directors present the Remuneration Report for the Company and the consolidated entity prepared in accordance with section 300A of the *Corporations Act 2001* for the financial year ended 30 June 2006. This Remuneration Report forms part of the Directors' Report.

COMPANY PERFORMANCE

WorleyParsons listed on the Australian Stock Exchange ("ASX") in November 2002. The graphs below illustrate the performance of the Company's shares and its key ratios since it began trading as a listed Company and as such cover the previous three financial years and the current year.

The Company has experienced strong growth in earnings of approximately 67% per annum compound growth over the period since it became a listed company, resulting in:

- a 1,118% increase in the Company's share price;
- Earnings per Share growth ("EPS") of approximately 43% on an annualised basis;
- Total Shareholder Return ("TSR") of approximately 1,133%.

The EPS and TSR measures are discussed in more detail on pages 25 to 26.

Since listing in November 2002, the Company has paid/declared the following dividends:

Final dividend 2003	5.0 cps
Interim dividend 2004	5.5 cps
Final dividend 2004	6.5 cps
Interim dividend 2005	7.5 cps
Final dividend 2005	12.5 cps
Interim dividend 2006	18.5 cps*
Final dividend 2006 (declared)	22.5 cps*

* Partly franked dividend.

The following graphs and tables illustrate the impact of the Company's performance on shareholder wealth.

The first graph below shows WorleyParsons' share price performance against the ASX 200 and ASX 100 indices since the Initial Public Offer ("IPO"). The second graph shows WorleyParsons' full year profit from continuing operations before income tax.

WorleyParsons share price vs ASX100 & ASX200


$25
$20
$15
$10
$5
$0
Dec-02
Jun-03
Dec-03
Jun-04
Dec-04
Jun-05
Dec-05
Jun-06
WOR
ASX100
ASX200

TSR to ASX100 & ASX200


1400%
1200%
1000%
800%
600%
400%
200%
0%
Nov-02
May-03
Nov-03
May-04
Nov-04
May-05
Nov-05
May-06
WOR
ASX100
ASX200

EBIT & Profit after tax


250
200
150
100
50
$Mil 0
2003
2004
2005
2006
EBIT
PAT

EPS Before Trade Name & Goodwill Amortisation


2006
68.5
2005
2004
2003
0.0
10.0
20.0
30.0
40.0
50.0
60.0
70.0
80.0
Cents per share

Earnings per share before trade name and goodwill amortisation is calculated by taking the profit attributable to members of WorleyParsons after income tax excluding the amortisation of goodwill and trade name, divided by the weighted average number of shares in the financial year.

The two graphs above show the Company's EPS before trade name and goodwill amortisation and TSR results over the same period.

As explained in greater detail below, the fixed component of an executive's remuneration is set with reference to market data and is not related to the Company's financial performance per se. However, the Short Term Incentive Plan is related in part to WorleyParsons' financial results. The Long Term Incentive Plan is also related to financial performance, in particular to those drivers which the Board believes will underpin sustainable long-term growth in shareholder value.

NOMINATIONS AND REMUNERATION COMMITTEE

The Nominations and Remuneration Committee ("Committee") was established as a sub-committee of the Board in December 2002, shortly after the Company listed. Information regarding the objectives and role of the Committee is set out in its Charter, which is available in the Investor Relations section of the Company's website www.worleyparsons.com.

The Committee met six times during the financial year. Attendance at those meetings is detailed in this Directors' Report. The following directors were members of the Committee during the year:

NAME	POSITION	DURATION
Grahame Campbell	Chairman	From August 2005
Ron McNeilly	Chairman	To August 2005
	Member	From August 2005
John Green	Member	Whole year
Eric Gwee	Member	Whole year

Mr Eric Gwee has been appointed the Chairman of the Committee with effect from 1 July 2006.

The Chief Executive Officer, the Managing Director Americas and Europe and the Chief Financial Officer attend Committee meetings by invitation. The Executive Director Human Resources is the secretary of the Committee.

The Committee is advised by a number of independent external advisers. These external advisers are listed below, together with a brief description of the area in which they advise:

NAME OF ADVISER/ INFORMATION PROVIDER	REGION COVERED	AREA OF COVERAGE
PricewaterhouseCoopers	Global	External adviser from time to time to the Committee on global remuneration policy and special projects at the request of the Company Specific advice in relation to non-executive director remuneration
The Hay Group	Australia and expatriate roles ex-Australia	Remuneration review data
Egan Associates	Global	Non-executive director and senior executive remuneration advice
The Analytical Consulting Company	United States	Remuneration review data
Mercer Human Resources Consulting	Global	Remuneration information

REMUNERATION POLICY AND STRUCTURE

The Committee is responsible for ensuring that the Company has coherent remuneration policies and practices which enable it to attract and retain executives, directors and employees who will generate sustained business performance, create value for shareholders and support WorleyParsons' goals and values.

The Committee has recommended, and the Board has adopted, remuneration policies that are designed to:

(a) ensure that the best interests of shareholders are served by linking the rewards that accrue to management to the creation of value for shareholders;

(b) reinforce the short and long-term objectives of the Company as set out in the strategic plan approved by the Board; and

(c) be competitive in the markets in which the Company operates in order to attract, motivate and retain high calibre employees.

The remuneration structure for non-executive directors is necessarily different to the structure employed for key management personnel. The remuneration arrangements for each of these groups are discussed separately in this report.

EXECUTIVE DIRECTOR AND KEY MANAGEMENT PERSONNEL REMUNERATION

In this report, a reference to "key management personnel" is as defined in AASB 124 "Related Party Disclosures" and includes the "five named executives" for the purposes of section 300A of the *Corporations Act 2001* (who, in this reporting period, comprise the same individuals). For clarity, a reference to "key management personnel" will include a reference to any or all of the executive directors, but does not include non-executive directors.

The Board has determined that "key management personnel" for the purposes of disclosure in this report comprise the nine members of the Chief Executive Officer's ("CEO's") Committee. The CEO's Committee is a management committee whose role is outlined in the Corporate Governance Statement. The Board believes that this group comprises the individuals who have the requisite authority and responsibility for planning, directing and controlling the activities of the Company.

The members of the CEO's Committee did not change during the year. Messrs Stuart Bradie, Robert Edwardes, Mark Southey, David Steele and Harold Sauer joined the CEO's Committee with effect from 1 July 2006.

The remuneration arrangements discussed in this report apply to the CEO, the Chief Financial Officer and their respective direct reports, thus covering directors, secretaries and senior managers of the consolidated entity as required under section 300A of the *Corporations Act 2001*.

EXECUTIVE REMUNERATION POLICY

The key principles of the Company's executive remuneration policy are to:

- ensure a direct link between Company performance and executive remuneration;
- provide competitive rewards to attract and retain executive talent on a global, regional and local basis;
- apply quantifiable and measurable performance targets for executives that are aligned to the Company's strategic plan;
- measure and reward executive performance using financial and non-financial key performance indicators which are structured to include both lead and lag indicators of performance.

The remuneration of key management personnel is set to attract, retain and motivate appropriately qualified and experienced key management personnel. The Board recognises that it is necessary for remuneration packages of key management personnel to include both a fixed component and an incentive or performance-related component.

The relative proportion of total remuneration packages that is performance-based is set out in the table below:

	% OF TOTAL TARGET ANNUAL REMUNERATION		
	FIXED REMUNERATION	PERFORMANCE-BASED REMUNERATION	
	FAR (FIXED ANNUAL REMUNERATION)	STI (SHORT TERM INCENTIVE)	LTI (LONG TERM INCENTIVE)[2]
CEO	38%	29%	33%
Direct reports to the CEO including Chief Financial Officer	45%	20%	35%
Other key management personnel:			
William Hall[1]	36%	36%	28%
Jeffrey Osborne[1]	43%	32%	25%

1 In line with obligations from the Parsons E&C acquisition completed in FY2005, the maximum STI component of the remuneration packages of two senior US based executives Messrs Hall and Osborne exceed the maximum under the Executive Remuneration Policy for the period of their current Executive Services Agreements (three years ending November 2007). The STI grants to these individuals are outlined further on pages 24 and 29 below.

2 These amounts represent the portion of remuneration that is made up of performance rights valued at the average share price for the 10 trading days immediately following the announcement of the annual results.

FIXED REMUNERATION

The total remuneration packages of key management personnel contain a fixed component. This is expressed as a specific amount that the executive may take in a form agreed with the Company and is determined based on the scope and nature of the individual's role, their performance and experience. The fixed component of remuneration is set at a level to reflect the market range for a comparable role. In addition, the past performance of the executive is assessed, as are the performance of business units within his or her control and the contribution of the executive to the overall performance of the Company.

With the expansion into North America and Europe, the Company has given consideration to competitive global remuneration levels and alignment of remuneration strategies across the expanded geographic reach of the Company.

Key management personnel may choose to receive benefits which may include health insurance, company cars or car allowances, tax advisory services, life insurance and certain retirement benefits. All benefits received by key management personnel are disclosed below. In addition, the Company provides superannuation, pension scheme and like benefits and payments in accordance with its legal obligations in the relevant global jurisdictions.

SHORT TERM INCENTIVE ("STI") PLAN

The terms of employment for key management personnel contain a short-term annual performance-based component. The STI plan involves linking specific targets or key performance indicators ("KPIs") with the opportunity to earn cash incentives based on a percentage of fixed salary.

For key management personnel, the portion of total remuneration which typically comprises STI is set out in the table above.

Any portion of the STI that is not achieved in any financial year is generally not capable of deferral to future financial years.

Currently, 60% of the KPIs for the STI plan relate to financial performance. In general, the performance conditions are related to the overall profitability of WorleyParsons and the financial performance of the Group when measured against the annual business plan.

40% of the KPIs for the STI program relate to non-financial performance. These non-financial indicators include both lead and lag indicators and are directly linked to the KPIs included in the Company's strategic plan. The non-financial KPIs are linked to outstanding performance in the following areas:

- health, safety and the environment in support of the Company's objective of Zero Harm;
- people management and development;
- implementation of the business plan for the business unit, location or function.

The Board considers these performance conditions to be appropriate because they directly link remuneration to the strategic objectives and direction of the Company, achievement of financial and non-financial targets and identification of new growth opportunities that are important for the Company's future success.

The basis for determining whether the performance criteria for the financial KPIs are met is an objective measurement against the audited financial statements for the financial year. The non-financial KPIs are assessed and measured against relevant criteria which take into account the Company's safety performance, human resources measures including retention, training and development, and specific actions required to implement the business plan. Measurement of the non-financial KPIs involves the assessment of a combination of objective measures, e.g. safety performance as measured by Lost Time Injury Frequency Rate ("LTIFR"). KPIs are generally chosen because they focus on the key behaviours or results the Company seeks to attain, are capable of measurement and can be readily audited.

In addition to the annual targets described above, significant projects are from time to time assigned their own KPIs. These KPIs are tailored to deliver specific project outcomes. There were no special projects of this kind during the 2006 financial year.

SHORT TERM INCENTIVE GRANTS MADE TO KEY MANAGEMENT PERSONNEL IN RELATION TO THE FINANCIAL YEAR

	NATURE OF COMPENSATION GRANT	DATE OF GRANT	PERCENTAGE OF GRANT AWARDED	PERCENTAGE OF GRANT FORFEITED
John Grill CEO	Annual STI Plan Grant FY2006	28 July 2006	86%	14%
David Housego Chief Financial Officer	Annual STI Plan Grant FY2006	28 July 2006	85%	15%
William Hall Managing Director	Annual STI Plan Grant FY2006	28 July 2006	87%	13%
David Baughen Managing Director	Annual STI Plan Grant FY2006	28 July 2006	68%	32%
Peter Meurs Managing Director	Annual STI Plan Grant FY2006	28 July 2006	80%	20%
Jeffrey Osborne Senior Vice President	Annual STI Plan Grant FY2006	28 July 2006	92%	8%
Edward Pagano President	Annual STI Plan Grant FY2006	28 July 2006	92%	8%
Iain Ross Managing Director	Annual STI Plan Grant FY2006	28 July 2006	90%	10%
Andrew Wood Managing Director	Annual STI Plan Grant FY2006	28 July 2006	84%	16%

LONG TERM INCENTIVE ("LTI") PLAN

The Company's LTI plan is designed to link executive reward with the key performance drivers which underpin sustainable long-term growth in total shareholder return, comprising earnings growth, share price appreciation, dividends and capital returns to shareholders.

The Board determines on an annual basis whether the LTI plan will operate in the year. Participation in the LTI plan is offered at the discretion of the Board to eligible executives who are able to influence the generation of shareholder wealth over the long term.

Equity Compensation Program

The WorleyParsons Performance Rights Plan ("Plan") was established in the 2002 calendar year as the Company's LTI plan and provides for performance rights to be issued to eligible employees. Under the Plan, eligible employees are invited to apply for performance rights, each of which entitle the holder to subscribe for one fully paid ordinary share in WorleyParsons Limited at a nil exercise price (i.e. zero priced options).

The rights granted may generally only be exercised after a three year period when fully vested, subject to the relevant performance hurdles being satisfied, and expire 10 years from the date of the award.

Where a participant leaves the Company, the terms of the Plan prescribe that the Board may exercise its discretion to allow a proportion (if any) of performance rights to vest and be exercised. The Board may deem any performance rights to have lapsed if, in the opinion of the Board, the executive acts fraudulently or dishonestly or is in breach of any of their obligations to the Company.

In the event of a change of control of the Company (which is defined as a third party acquiring unconditionally more than 50% of the shares in the Company), the directors will exercise their discretion to determine that all unvested performance rights vest, provided that the appropriate performance hurdles in respect of those rights have been met at the date of change of control.

Since 2005, the Company has used dual measures of EPS growth and TSR. In 2003 and 2004, the Company applied EPS as a single measure. The Board believes that the combination of EPS growth and TSR is the most appropriate measure for the Company at its current stage of development and best reflects current market practice.

Cash Compensation Program

The Plan has additional rules for executives located in certain overseas jurisdictions. These rules ensure the executive is rewarded for their contribution, at the same time catering for restrictions on issue of securities in some jurisdictions. The cash settled rights carry an entitlement to the cash value of one fully paid ordinary share in WorleyParsons Limited at a nil exercise price.

During the 2006 financial year, no cash settled rights were issued to key management personnel.

The performance criteria and vesting conditions for these rights are the same as for the Equity Compensation Program described above.

The proportion of performance rights which vest and may be exercised depend on achievement of performance hurdles and are described below.

Performance rights hurdles – 2005 and onwards

In order to better align the LTI plan with shareholder interests and to reflect emerging market practice, the Plan applies the dual measures of EPS growth and TSR.

Basic earnings per share is determined by dividing the operating profit attributable to members of WorleyParsons by the weighted average number of ordinary shares outstanding during the financial year, as required under AASB 133 "Earnings per Share". Growth in EPS will be measured by comparing the EPS in the base year and the measurement years calculated on a normalised basis. That is, EPS growth will be adjusted to ensure consistency across years where the Company transitioned from AGAAP to AIFRS.

Directors' Report

40% of each executive's performance rights are exercisable subject to EPS measurement in accordance with the following table:

EPS MEASUREMENT TABLE 2005 AND 2006

AVERAGE COMPOUND GROWTH IN EPS OF WORLEYPARSONS OVER A THREE YEAR PERFORMANCE PERIOD	PROPORTION OF PERFORMANCE RIGHTS THAT MAY BE EXERCISED IF THE EPS PERFORMANCE HURDLE IS MET
Less than 4% pa above increase in CPI	0%
4% pa above increase in CPI	20%
More than 4% pa above increase in CPI, but less than 8% pa plus increase in CPI	An additional 5% of performance rights will vest for each additional 1% pa plus CPI increase
8% pa above increase in CPI	40% (i.e. maximum of award)

40% of the performance rights will lapse if compound EPS is less than 4% above CPI.

The TSR measure represents the change in the capital value of a listed entity's share price over a period, plus dividends, expressed as a percentage of the opening value. The TSR hurdle is regarded as a more challenging performance hurdle to reach.

TSR performance for each year will be measured against an ASX index determined by the Nominations and Remuneration Committee to apply to that grant (i.e. 2006: the ASX 200 Industrials Index; 2005: the ASX Small Ordinaries Index). TSR performance for rights granted in the 2005 year will be calculated over a three to four year period from the date of grant. TSR performance for rights granted in the 2004 year will be calculated over a three to five year period from the date of grant. The Company reduced but retained the retesting option in order to fulfil its objectives of attracting and retaining executives, and reflects the high level of competition for resources in the various sectors in which the Company operates.

For 2006 onwards, the retesting means that the TSR measure will initially be assessed at the end of the three year performance period and if the hurdle is not met in year three, the TSR hurdle may be retested at the end of year four, at the executive's irrevocable election. 60% of each executive's performance rights are subject to the TSR measurement in accordance with the following table:

TSR MEASUREMENT TABLE 2005 AND 2006

PERFORMANCE AGAINST THE ASX INDEX	PROPORTION OF PERFORMANCE RIGHTS THAT MAY BE EXERCISED IF THE TSR PERFORMANCE HURDLE IS MET
Less than 50th percentile	0%
At 50th percentile	30%
More than 50th and up to 75th percentile	From the 51st to 75th percentiles, an additional 1% of performance rights will vest for every percentile increase in TSR
More than 75th percentile	60% (i.e. maximum of award)

The Company's actual EPS and TSR performance for 2005 and 2006 is set out in the table below.

	2006	2005
EPS (cents per share)	68.0	36.0
TSR (%)	159.0	177.0

Performance rights hurdles - 2003 and 2004

The hurdles for performance rights issued in 2003 and 2004 were based on EPS growth. Basic earnings per share is determined by dividing the operating profit attributable to members of WorleyParsons by the weighted average number of ordinary shares outstanding during the financial year, as required under AASB 133 "Earnings per Share".

Growth in EPS will be measured by comparing EPS for the financial years ended 30 June 2005 and 2006 with fully diluted EPS for the financial years ended 30 June 2003 and 2004 respectively, adjusted to take account of the additional shares issued by the Company in its IPO in November 2002.

The performance rights may only be exercised to the extent that the EPS growth targets outlined in the table below are satisfied in relation to a three year performance period:

EPS MEASUREMENT TABLE 2003 AND 2004

AVERAGE COMPOUND GROWTH IN EPS OVER A THREE YEAR PERFORMANCE PERIOD 1 JULY 2002 - 30 JUNE 2005 AND 1 JULY 2003 - 30 JUNE 2006	PROPORTION OF VESTED PERFORMANCE RIGHTS THAT MAY BE EXERCISED
Less than 4% pa plus increase in CPI	0%
4% pa above increase in CPI	50%
6% pa above increase in CPI	75%
9% pa above increase in CPI	100%

Once EPS performance has been measured, to the extent the performance criteria have not been satisfied, the performance rights will lapse.

On 30 September 2005, the performance rights granted in 2003 which were subject to the hurdles outlined above became fully vested and were exercised. Shares were purchased on market during trading windows to satisfy the exercise of the rights into shares. Further information regarding the maturation of the 2003 performance rights held by key management personnel is outlined below.

Accounting for Equity Based Compensation Arrangements

The Company implemented a policy of recognising the LTI (equity and cash compensation) arrangements as an expense in the income statement since inception of the Plan in 2003, in accordance with AIFRS relating to the accounting treatment of equity based compensation arrangements.

RIGHTS GRANTED AS REMUNERATION

During the year, the Company granted rights to the key management personnel set out in the table below. Under the Plan, eligible employees are invited to apply for performance rights, each of which entitles the holder to subscribe for one fully paid ordinary share in WorleyParsons Limited at a nil exercise price. The rights granted vest at the end of a three year period and are exercisable on satisfaction of the prescribed performance conditions, subject to an overriding service condition. In relation to the TSR measure, if the hurdle is not met in year three, the TSR hurdle will be retested at the end of year four.

The following tables set out details of the movement in performance rights on issue to key management personnel during the reporting period. The table shows the number of performance rights which vested and became exercisable on 30 September 2005. These rights were issued in the 2003 financial year. Shares were acquired on market during a trading window to satisfy the maturity of these rights. Rights issued in the 2004 financial year are not shown in the table below as vested and exercisable as final vesting is subject to Board processes which have not yet taken place. The exercise date for these rights commences on 30 September 2006.

Equity Compensation Program

	OPENING BALANCE AS AT 1 JULY 2005	GRANTED	EXERCISED[2,3]	CLOSING BALANCE AS AT 30 JUNE 2006	RIGHTS DUE TO EXERCISE 30 SEPT 06[4]
EXECUTIVE DIRECTORS					
John Grill[5]					
Number	343,011	78,657	113,343	308,325	66,117
Value per share ($)	-	9.32	10.24	-	-
William Hall[5]					
Number	-	47,788	-	47,788	-
Value per share ($)	-	9.32	-	-	-
David Housego[5]					
Number	144,416	35,075	44,515	134,976	29,808
Value per share ($)	-	9.32	9.61	-	-
Total number	487,427	161,520	157,858	491,089	95,925
KEY MANAGEMENT PERSONNEL					
Andrew Wood					
Number	139,955	29,851	38,875	130,931	30,987
Value per share ($)	-	9.32	9.75	-	-
Iain Ross					
Number	138,647	30,721	37,567	131,801	30,987
Value per share ($)	-	9.32	9.87	-	-
Peter Meurs					
Number	140,387	30,746	44,515	126,618	25,779
Value per share ($)	-	9.32	9.99	-	-
David Baughen					
Number	19,118	31,700	-	50,818	-
Value per share ($)	-	9.32	-	-	-
Jeffrey Osborne					
Number	-	21,713	-	21,713	-
Value per share ($)	-	9.32	-	-	-
Edward Pagano					
Number	-	31,700	-	31,700	-
Value per share ($)	-	9.32	-	-	-
Total number	438,107	176,431	120,957	493,581	87,753
GRAND TOTALS					
Number	925,534	337,951	278,815	984,670	183,678

1 The first exercise date for grants made on 16 February 2006 (grant dated 29 September 2005) is 30 September 2008. The last exercise date for these performance rights is 30 September 2012. The minimum value of this grant is nil. The maximum value of the grant is the value per share multiplied by the number of rights granted.

2 During the financial year, the rights granted in the 2003 financial year vested and were exercised.

3 The value of the performance rights calculated at the date of exercise is equivalent to the share price on the date of exercise.

4 The rights granted in the 2004 financial year become exercisable on 30 September 2006.

5 The service and performance criteria for award of the performance rights are discussed above. Shareholders approved the grant of performance rights to Messrs Grill, Hall and Housego at the 2005 Annual General Meeting, even though grants of performance rights to Messrs Grill and Housego are the subject of an ASX waiver which applies while shares are purchased on market to satisfy performance rights which are exercised. The Board has determined to seek shareholder approval for annual grants of performance rights to all executive directors. The Board may determine that restrictions on transfer apply to the shares allocated on exercise of these performance rights.

(a) No rights lapsed or were forfeited during the financial year.

(b) The amounts disclosed as remuneration relating to equity rights is the assessed fair value at the date the rights were granted to executive directors and other key management personnel, allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

Cash Compensation Program

	OPENING BALANCE AS AT 1 JULY 2005	CLOSING BALANCE AS AT 30 JUNE 2006
EXECUTIVE DIRECTORS		
William Hall		
Number	41,756	41,756
Value ($)	260,825	839,296
KEY MANAGEMENT PERSONNEL		
Jeffrey Osborne		
Number	20,619	20,619
Value ($)	128,794	414,442
Edward Pagano		
Number	16,210	16,210
Value ($)	101,254	325,821
Total Number	78,585	78,585
Total Value ($)	490,873	1,579,559

(a) No cash was paid to any of the above personnel during the 2006 financial year and no cash entitlement was forfeited during the financial year.

(b) The cash rights are due to be settled on 30 September 2007.

(c) The amounts disclosed as remuneration relating to cash-settled performance rights granted to executive directors and other key management personnel is the fair value. The fair value of the liability is calculated initially at the grant date and is re-measured at each reporting date and at the date of each settlement until the liability is fully settled. Fair values at reporting date are independently determined using an appropriate pricing model for cash settled equity rights in accordance with AASB 2 "Share Based Payments" that takes into account the factors listed in footnote (b) to the table above for equity-based rights.

EXECUTIVE SERVICE AGREEMENTS

The remuneration and other terms of employment for key management personnel are formalised in Executive Service Agreements. These agreements provide for the executive's remuneration, including fixed annual remuneration, performance-related STI plan (cash bonuses, as disclosed above) and may include participation in the LTI plan. As part of their fixed annual remuneration, some key management personnel receive benefits which may include health insurance, company cars or car allowances, tax advisory services, life insurance and certain retirement benefits. In addition, fixed annual remuneration will include provision for superannuation, pension scheme and like benefits or payments which the Company is required to provide in respect of its employees.

General information regarding the Executive Service Agreements is summarised below:

Duration of contract

The key management personnel of the Company are employed under open term employment contracts (Executive Service Agreements), with the exception of Messrs Hall and Osborne. Under the terms of the Executive Service Agreements, each executive's employment will terminate on provision of notice by the executive or the Company.

Notice periods and payments on termination

The Executive Service Agreements allow the Company to terminate the employment of Mr Grill with 12 months' notice and Mr Housego and other key management personnel on giving six months' notice. Mr Hall's and Mr Osborne's termination arrangements are set out below. The Company may make a payment in lieu of notice.

Subject to the special arrangements and conditions outlined below, termination payments payable to key management personnel if the Company terminates their contract of employment will not, in general, exceed six months' fixed salary. In addition, subject to Board approval, a portion of performance rights may be available to the executive depending upon the circumstances of their departure.

Key management personnel with termination and related provisions which depart from the general rule are set out below.

Special Conditions - William Hall and Jeffrey Osborne

The Company may terminate the employment of Mr Hall or Mr Osborne at any time. Where the termination is without cause, remuneration for the balance of the period of the contract is payable together with STI payments for the relevant period.

Directors' Report

Where misconduct occurs, the Company may terminate employment without payment beyond that actually earned and accrued as at the date of termination.

In certain circumstances, such as a substantial diminution of responsibility, the executive may terminate the contract. In such cases, remuneration for the balance of the period of the contract is payable together with STI payments for the relevant period.

Special Conditions - Non-Compete
Upon termination of employment for any reason, Messrs Grill and Housego are prohibited from engaging in any activity that would compete with the Company for a period of six months in order to protect the Company's business interests. In line with relevant principles of employment law, and in order to ensure that the restraint is enforceable by the Company, the amount of the payment due to the executive on termination of their employment is linked to the length of the restraint. In the case of Messrs Hall and Osborne, the non-compete period is the longer of the remainder of the term of their contract or six months. For other specified executives, a non-compete period of six months generally applies, with the exception of Mr Ross (no restraint period) and Mr Baughen (three months).

Sign-on payments
The Company has not paid sign-on payments.

Further specific information relating to the terms of the Executive Service Agreements of key management personnel are set out in the table below:

	JOHN GRILL	DAVID HOUSEGO	WILLIAM HALL	JEFFREY OSBORNE	EDWARD PAGANO	ANDREW WOOD	DAVID BAUGHEN	PETER MEURS	IAIN ROSS
Date of agreement	25 April 2003	12 June 2003 (amended 2 December 2005)	6 October 2004	11 November 2004	11 November 2004	7 July 2004	11 November 2004	1 August 2003	13 June 2003
Term of agreement	Unlimited duration	Unlimited duration	3 years	3 years	Unlimited duration	Unlimited duration	Unlimited duration	Unlimited duration	Unlimited duration
Renewal of agreement	n/a	n/a	Renewable by mutual agreement on 3 year anniversary of contract	Renewable by mutual agreement on 3 year anniversary of contract	n/a	n/a	n/a	n/a	n/a
Non-compete	6 months	6 months	Remainder of the term of the contract or 6 months, whichever is longer period	Remainder of the term of the contract or 6 months, whichever is longer period	6 months	6 months	3 months	6 months	nil
Sign-on payment	nil	nil	nil	nil	nil	nil	nil	nil	nil
Termination notice	12 months	6 months	See note above	See note above	6 months	6 months	6 months	6 months	6 months

REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to key management personnel of the Company and the Group during the 2006 financial year are set out in the following table:

		PRIMARY BENEFITS			POST EMPLOYMENT		SHARE BASED PAYMENTS	TOTAL
		SALARY AND FEES $	STI/CASH BONUS[1] $	NON-MONETARY BENEFITS[2] $	STATUTORY SUPERANNUATION $	OTHER[3] $	PERFORMANCE RIGHTS PLAN[4] $	$
EXECUTIVE DIRECTORS								
John Grill	FY2006	833,723	599,850	-	12,186	87,476	404,102	1,937,337
	FY2005	680,929	1,529,439	-	11,644	87,476	225,384	2,534,872
William Hall	FY2006	655,979	557,089	50,976	14,726	36,815	449,923	1,765,508
	FY2005	375,149	359,374	32,148	8,355	16,162	39,080	830,268
David Housego	FY2006	430,637	179,775	-	12,186	28,869	177,349	828,816
	FY2005	329,713	485,370	-	11,067	26,100	96,131	948,381
Sub-total	FY2006	1,920,339	1,336,714	50,976	39,098	153,160	1,031,374	4,531,661
	FY2005	1,385,791	2,374,183	32,148	31,066	129,738	360,595	4,313,521
KEY MANAGEMENT PERSONNEL								
David Baughen	FY2006	476,793	148,683	27,070	73,903	-	102,701	829,150
	FY2005	307,065	69,358	11,316	23,966	36,511	12,642	460,858
Peter Meurs	FY2006	352,914	148,320	6,194	12,186	24,594	163,962	708,170
	FY2005	328,504	273,000	-	11,639	23,903	92,011	729,057
Jeffrey Osborne	FY2006	372,569	249,577	38,336	15,184	8,474	217,780	901,920
	FY2005	216,118	153,112	25,045	8,355	3,556	19,298	425,484
Edward Pagano	FY2006	352,086	141,514	29,444	15,136	6,426	205,304	749,910
	FY2005	203,886	73,229	16,385	8,355	2,586	15,171	319,612
Iain Ross	FY2006	464,603	192,375	-	12,186	-	167,787	836,951
	FY2005	432,161	285,852	-	11,644	-	93,969	823,626
Andrew Wood	FY2006	399,353	154,980	-	12,186	-	165,830	732,349
	FY2005	370,716	501,150	-	11,559	-	94,603	978,028
Sub-total	FY2006	2,418,318	1,035,449	101,044	140,781	39,494	1,023,364	4,758,450
	FY2005	1,858,450	1,355,701	52,746	75,518	66,556	327,694	3,736,665
Grand Total	FY2006	4,338,657	2,372,163	152,020	179,879	192,654	2,054,738	9,290,111
	FY2005	3,244,241	3,729,884	84,894	106,584	196,294	688,289	8,050,186

1 The minimum value of the STI is nil. The maximum value is as shown above.

2 "Non-monetary benefits" includes benefits such as health insurance, company cars or car allowances, tax advisory services, life insurance and club memberships.

3 "Other" includes additional (i.e. non-statutory) contributions to superannuation and pension plans.

4 The value of the performance rights disclosed here is the assessed fair value at the date of grant to the executive directors and key management personnel allocated equally over the period from grant date to vesting date. Fair value at grant date is independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

NON-EXECUTIVE DIRECTORS' REMUNERATION

NON-EXECUTIVE DIRECTOR REMUNERATION POLICY

The fees paid to non-executive directors are set at levels which reflect both the responsibilities of, and the time commitments required from, each non-executive director to discharge their duties. The non-executive directors do not receive performance related payments. A portion of non-executive director remuneration is required to be sacrificed into the Non-Executive Director Share Plan, in order to align the interests of the non-executive directors with the interests of the shareholders.

In setting fee levels for the non-executive directors, the Nominations and Remuneration Committee, which makes recommendations to the Board, takes into account:

- the Company's remuneration policies;
- independent professional advice;
- fees paid by comparable companies;
- the general time commitment required from directors and the risks associated with discharging the duties attaching to the role of director; and
- the level of remuneration necessary to attract and retain directors of a suitable calibre.

Non-executive directors' fees, including Committee fees, are set by the Board within the maximum aggregate amount of $925,000 approved by shareholders at the 2005 Annual General Meeting. Total fees paid during the 2006 financial year were $552,828.

Non-executive directors receive a base fee of $70,000 per annum in relation to their services as a director. The Chairman of the Board receives an annual fee of $150,000 reflecting the greater time commitment required. The Chairman of the Board does not receive any additional fees for Committee membership or participation. Directors who sit on the Nominations and Remuneration Committee receive an additional fee of $8,000 per annum; the directors who sit on the Audit and Risk Committee receive an additional fee of $12,000 per annum. The Chairman of the Audit and Risk Committee receives an additional fee of $24,000 per annum.

Non-executive directors also receive a supplemental travel allowance of $3,000 for attendance at Board meetings held outside of their home country.

In accordance with Rule 8.4(e) of the Constitution, directors are also permitted to be paid additional fees for special duties which may be in addition to or

in substitution of fees otherwise paid to directors, within the aggregate remuneration cap approved by shareholders. No such fees were paid during the 2006 financial year.

Directors are also entitled to be reimbursed for all business related expenses, including travel on Company business, as may be incurred in the discharge of their duties.

Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.

The Board, with the assistance of the Nominations and Remuneration Committee, continues to review its approach to non-executive director remuneration to ensure it remains in line with general industry practice and best practice principles of corporate governance.

The non-executive director fee arrangements were reviewed during the 2006 financial year to ensure that they adequately reflect the increased size and complexity of the Company and the consequent enhanced responsibilities associated with membership of the Committees of the Board, as well as the increased travel requirements of members of the Board. In reviewing the non-executive director fee arrangements, the Company was assisted by external advisers in relation to the quantum and structure of the remuneration.

The revised annual fee arrangements which will apply from 1 July 2006 are described below. Committee fees are in addition to the base non-executive director fee. The Chairman will not receive any additional fee for Committee membership or participation.

Chairman	$236,000
Non-executive director	$90,000
Chairman of Audit and Risk Committee	$35,000
Member of Audit and Risk Committee	$17,500
Chairman of Nominations and Remuneration Committee	$18,000
Member of Nominations and Remuneration Committee	$12,000
Travel allowance for meetings outside home country	$3,000

NON-EXECUTIVE DIRECTOR SHARE PLAN

In recognising that ownership of Company shares aligns directors' interests with those of shareholders, the Company adopted the Non-Executive Director Share Plan in the financial year 2003.

Under the terms of the Non-Executive Director Share Plan, non-executive directors are required to sacrifice a minimum of 25% of their gross annual fees and may elect to sacrifice up to a maximum 60% of their fees. In return, the Company will procure the acquisition of an equivalent value of shares at the prevailing market price. These shares are subject to a restriction on dealing which expires on the earliest of 10 years from the grant of shares, the director ceases to hold office or the Board determines in its discretion that any restrictions cease. The shares are held by the trustee of the WorleyParsons Limited Plans Trust ("Trust") during this restriction period.

During the financial year, shares were allocated to non-executive directors under the Non-Executive Director Share Plan out of a parcel of shares which comprised general trust property. When shares are purchased on market, the purchases take place within a share trading window as required under the terms of the Company's Guideline on Securities Dealing.

The Non-Executive Director Share Plan is not a performance based share plan. Nor is it intended as an incentive component of non-executive director remuneration. Non-executive directors are not eligible to participate in any of the Company's incentive arrangements.

Details of securities acquired on behalf of non-executive directors under the Non-Executive Director Share Plan during the financial year are set out in the remuneration summary below.

RETIREMENT BENEFITS

The Company does not pay non-executive director retirement benefits other than statutorily prescribed superannuation contributions. Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.

REMUNERATION

Details of non-executive directors' remuneration for the financial years ended 30 June 2006 and 2005 are set out in the following table:

		PRIMARY BENEFITS	POST EMPLOYMENT	SHARE BASED PAYMENTS		TOTAL
		SALARY AND FEES[1] $	STATUTORY SUPERANNUATION[2] $	OTHER[3] $	NON-EXEC. DIRECTOR SHARE PLAN $	$
Ron McNeilly	FY2006	115,500	10,128	-	37,500	163,128
	FY2005	84,375	7,595	-	28,125	120,095
Grahame Campbell	FY2006	70,500	6,078	-	22,500	99,078
	FY2005	81,898	7,372	-	18,125	107,395
Erich Fraunschiel	FY2006	73,500	-	-	23,502	97,002
	FY2005	61,500	-	-	20,500	82,000
John Green	FY2006	21,000	1,620	33,750	38,250	94,620
	FY2005	29,000	2,610	-	43,500	75,110
Eric Gwee	FY2006	79,500	-	-	19,500	99,000
	FY2005	19,500	-	-	6,500	26,000
Total	FY2006	360,000	17,826	33,750	141,252	552,828
	FY2005	276,273	17,577	-	116,750	410,600

1 Includes travel and similar allowances.

2 Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.

3 "Other" includes additional (i.e. non-statutory) contributions to superannuation and pension plans.

DIRECTORS' SHAREHOLDINGS

Particulars of directors' beneficial interests in shares of WorleyParsons Limited as at the date of this report are set out in note 37 of the financial statements.

AUDITOR'S INDEPENDENCE DECLARATION To the Directors of WorleyParsons Limited

A copy of the auditors' independence declaration as required under section 307C of the Corporations Act 2001 is set out below.

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10 [illegible]

Auditor's Independence Declaration to the Directors of WorleyParsons Limited

In relation to our audit of the financial report of WorleyParsons Limited for the financial year ended 30 June 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the Corporations Act 2001 or any applicable code of professional conduct.

Ernst & Young

Michael Elliott
Partner
28 August 2006

This report is made in accordance with a resolution of the directors.

Ron McNeilly
Chairman
Sydney, 29 August 2006

Liability limited by a scheme approved under Professional Standards Legislation.

Income Statement For the Financial Year Ended 30 June 2006

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Revenue from continuing operations	3	2,404,512	1,252,020	87,483	53,807
EXPENSES					
Staff costs		(1,359,658)	(794,282)	-	-
Reimbursable costs		(559,390)	(198,511)	-	-
Depreciation and amortisation	4	(18,447)	(14,726)	-	-
Borrowing costs	4	(7,969)	(7,172)	(5,979)	-
Office and administration costs		(121,155)	(68,800)	(9)	(17)
Other costs		(151,959)	(82,244)	(1,874)	-
Impairment of assets	4	(1,915)	-	-	-
Share of profits of associates accounted for using the equity method	29(C)	12,866	12,263	-	-
Profit before income tax expense		196,885	98,548	79,621	53,790
Income tax (expense)/benefit	5	(55,143)	(29,843)	1,756	(535)
Profit after tax from continuing operations		141,742	68,705	81,377	53,255
Profit attributable to minority interests		(2,636)	(2,253)	-	-
Profit attributable to members of WorleyParsons Limited		**139,106**	**66,452**	**81,377**	**53,255**
Basic earnings per share (cents per share)	26	68.0	36.0		
Diluted earnings per share (cents per share)	26	67.9	35.9		

The above income statement should be read in conjunction with the accompanying notes.

Balance Sheet As at 30 June 2006

	NOTES	CONSOLIDATED 30 JUNE 2006 $'000	CONSOLIDATED 30 JUNE 2005 $'000	PARENT ENTITY 30 JUNE 2006 $'000	PARENT ENTITY 30 JUNE 2005 $'000
ASSETS					
Current assets					
Cash and cash equivalents	6	78,212	66,527	594	962
Trade and other receivables	7	330,019	229,150	157,607	137,297
Inventories	8	181,942	98,062	-	-
Prepayments	9	19,825	10,654	-	-
Derivatives	41	635	209	-	-
Total current assets		610,633	404,602	158,201	138,259
Non-current assets					
Investments in associates accounted for using the equity method	10	46,336	42,793	-	-
Other financial assets	11	176	164	254,839	254,839
Property, plant and equipment	12	64,619	34,226	-	-
Intangible assets	13	404,040	341,732	-	-
Deferred tax assets	14	31,795	15,364	2,443	2,806
Other non-current assets	15	4,790	452	-	-
Total non-current assets		551,756	434,731	257,282	257,645
TOTAL ASSETS		1,162,389	839,333	415,483	395,904
LIABILITIES					
Current liabilities					
Trade and other payables	16	290,958	213,344	6,549	5,618
Interest bearing loans and borrowings	17	45,475	2,758	-	-
Income tax payable	18	20,759	9,940	5,230	1,626
Provisions	19	146,815	110,996	-	-
Derivatives	41	832	360	-	-
Total current liabilities		504,839	337,398	11,779	7,244
Non-current liabilities					
Interest bearing loans and borrowings	20	86,469	69,835	-	-
Deferred tax liabilities	21	35,165	25,665	-	711
Provisions	22	60,653	16,002	-	-
Total non-current liabilities		182,287	111,502	-	711
TOTAL LIABILITIES		687,126	448,900	11,779	7,955
NET ASSETS		**475,263**	**390,433**	**403,704**	**387,949**
EQUITY					
Issued capital	23	327,103	332,517	327,103	332,517
Reserves	24	3,691	(13,145)	5,822	2,495
Retained profits	24	142,993	67,422	70,779	52,937
Parent entity interest		473,787	386,794	403,704	387,949
Minority interests	25	1,476	3,639	-	-
TOTAL EQUITY		**475,263**	**390,433**	**403,704**	**387,949**

The above balance sheet should be read in conjunction with the accompanying notes.

Statement of Changes in Equity For the Financial Year Ended 30 June 2006

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2006 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000
Total equity at the beginning of the financial year		390,433	133,223	387,949	136,389
Capitalised acquisition costs recognised directly in equity	23	-	(9,270)	-	(9,270)
Tax effect of capitalised acquisition costs recognised directly in equity	23	-	2,914	-	2,914
Cash flow hedges, net of tax	24(B)	723	(151)	-	-
Performance rights expense	24(C)	4,304	1,806	4,304	1,806
Exchange differences on translation of foreign operations	24(A)	12,786	(9,410)	-	-
Net income recognised directly in equity		17,813	(14,111)	4,304	(4,550)
Profit after tax from continuing operations		141,742	68,705	81,377	53,255
Total recognised income and expense for the financial year		159,555	54,594	85,681	48,705
Transactions with equity holders in their capacity as equity holders:					
Contributions of equity	23	-	227,935	-	227,935
Dividends paid	27	(63,535)	(25,080)	(63,535)	(25,080)
		(63,535)	202,855	(63,535)	202,855
Purchase of shares to satisfy performance rights	23	(7,622)	-	(7,622)	-
Tax effect of purchase of shares to satisfy performance rights	23	1,231	-	1,231	-
Minority interest movement		(4,799)	(239)	-	-
		(11,190)	(239)	(6,391)	-
Total equity at the end of the financial year		**475,263**	**390,433**	**403,704**	**387,949**
Total recognised income and expense for the financial year is attributable to:					
Members of WorleyParsons Limited		161,718	52,580	85,681	48,705
Minority interests		(2,163)	2,014	-	-

The above statement of changes in equity should be read in conjunction with the accompanying notes.

Cash Flow Statement For the Financial Year Ended 30 June 2006

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES					
Receipts from customers (inclusive of goods and services tax)		2,351,536	1,224,701	-	-
Payments to suppliers and employees (inclusive of goods and services tax)		(2,176,709)	(1,105,609)	(63)	(23)
		174,827	119,092	(63)	(23)
Dividends received	29(B)	3,210	6,455	85,000	51,068
Purchase of shares to satisfy performance rights	23	(7,622)	-	(7,622)	-
Interest received		5,311	3,411	2,483	369
Borrowing costs paid		(7,923)	(7,139)	(7,807)	-
Income taxes paid		(52,146)	(30,691)	(4,020)	(10,253)
Net cash inflow from operating activities	33	115,657	91,128	67,971	41,161
CASH FLOWS FROM INVESTING ACTIVITIES					
Payments for purchase of equity and other investments, net of return of capital		(328)	(9,853)	-	(160,179)
Proceeds from disposal of controlled activities		200	-	-	-
Payments for acquisition of controlled entities	28(C)	(61,491)	(348,218)	-	-
Payments for incidental costs of acquisition		-	(5,315)	-	-
Payments of liabilities on acquisition		-	(34,860)	-	-
Payments for purchase of property, plant and equipment		(20,316)	(17,610)	-	-
Payments for assets under construction		(20,916)	-	-	-
Proceeds from sale of property, plant and equipment		418	1,381	-	-
Net cash outflow from investing activities		(102,433)	(414,475)	-	(160,179)
CASH FLOWS FROM FINANCING ACTIVITIES					
Proceeds from issue of ordinary shares		-	227,935	-	227,935
Payment of share issue transaction costs		-	(9,270)	-	(9,270)
Repayment of borrowings		(113,029)	(136,485)	-	-
Proceeds from borrowings		162,678	201,582	-	-
Lease payments		(307)	(142)	-	-
Loans to controlled entities		-	-	(110,195)	(381,335)
Loans from controlled entities repaid		-	-	105,391	307,044
Loans to related parties		(7,653)	(281)	-	-
Loans from related parties repaid		8,155	2,861	-	-
Dividends paid to the Company's shareholders	27	(63,535)	(25,080)	(63,535)	(25,080)
Dividends paid to minority interests		(2,793)	(1,458)	-	-
Net cash (outflow)/inflow from financing activities		(16,484)	259,662	(68,339)	119,294
NET (DECREASE)/INCREASE IN CASH		(3,260)	(63,685)	(368)	276
Cash at the beginning of the financial year		63,976	16,950	962	686
Cash balances in controlled entities acquired, net of overdraft		8,110	102,830	-	-
Effects of exchange rate changes on cash		1,457	7,881	-	-
CASH AND CASH EQUIVALENTS AT THE END OF THE FINANCIAL YEAR	6	**70,283**	**63,976**	**594**	**962**

The above cash flow statement should be read in conjunction with the accompanying notes.

Notes to the Financial Statements For the Financial Year Ended 30 June 2006

1 CORPORATE INFORMATION

The financial report of WorleyParsons Limited for the financial year ended 30 June 2006 was authorised for issue in accordance with a resolution of the directors on 29 August 2006.

WorleyParsons Limited is a company limited by shares incorporated in Australia whose shares are publicly traded on the Australian Stock Exchange (ASX: WOR).

The nature of the operations and principal activities of the Group are described in note 40.

2 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(A) BASIS OF ACCOUNTING

This general purpose financial report has been prepared in accordance with Australian Accounting Standards, other authoritative pronouncements of the Australian Accounting Standards Board, Urgent Issues Group Interpretations and the *Corporations Act 2001*.

The financial report has been prepared on a historical costs basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

(B) STATEMENT OF COMPLIANCE

The financial report complies with Australian Accounting Standards, which include Australian Equivalents to International Financial Reporting Standards ("AIFRS"). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with the International Financial Reporting Standards.

This is the first financial report prepared based on AIFRS and comparatives for the financial year ended 30 June 2005 have been restated accordingly. A summary of the significant accounting policies of the Group under AIFRS is disclosed below.

In the application of AIFRS, management is required to make judgements, estimates, and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements. Actual results may differ from estimate.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of AIFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable in the relevant notes to the financial statements.

Certain standards and amendments for early adoption have not been applied by the consolidated entity in these financial statements. The impact is minor as they largely relate to disclosure. The more significant of these are:

(i) AASB 7 "Financial Instruments: Disclosure" (August 2005) replacing the presentation requirements of AASB 132 "Financial Instruments: Disclosures and Presentation". AASB 7 is applicable for annual reporting periods beginning on or after 1 January 2007;

(ii) AASB 2005-9 "Amendments to Australian Accounting Standards (September 2005)" requires that liabilities arising from the issue of financial guarantee contracts are recognised in the balance sheet. AASB 2005-9 is applicable for annual reporting periods on or after 1 January 2006.

(iii) AASB 2005-10 "Amendments to Australian Accounting Standards (September 2005)" makes consequential amendments to AASB 132 "Financial Instruments: Disclosures and Presentation", AASB 101 "Presentation of Financial Statements", AASB 114 "Segment Reporting", AASB 117 "Leases", AASB 133 "Earnings per Share", AASB 139 "Financial Instruments: Recognition and Measurement", AASB 1 "First-time Adoption of Australian Equivalents to International Financial Reporting Standards", AASB 4 "Insurance Contracts", AASB 1023 "General Insurance Contracts" and AASB 1038 "Life Insurance Contracts", arising from the release of AASB 7. AASB 2005-10 is applicable for annual reporting periods beginning on or after 1 January 2007.

The consolidated entity plans to adopt AASB 7 and AASB 2005-10 in the 2008 financial year. The initial application of AASB 7 and AASB 2005-10 is not expected to have an impact on the financial results of the Company and the consolidated entity as the standard and amendment are concerned only with disclosures.

The initial application of AASB 2005-9 could have an impact on the financial results of the Company and the consolidated entity as the amendment could result in liabilities being recognised for financial guarantee contracts that have been provided by the Company and consolidated entity. However the quantification of the financial impact is not known or cannot be reasonably estimated in the current financial year as an exercise to quantify the financial impact has not been undertaken by the Company and the consolidated entity to date.

(C) PRINCIPLES OF CONSOLIDATION

The consolidated financial statements incorporate assets and liabilities of all entities controlled by WorleyParsons Limited as at 30 June 2006 and the results of all controlled entities for the financial year then ended. WorleyParsons Limited and its controlled entities together are referred to in this financial report as the "consolidated entity" or the "Group".

The effects of all transactions between entities in the consolidated entity are eliminated in full. Minority interests in the results and equity of controlled entities are shown separately in the consolidated income statement and consolidated balance sheet respectively.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

(D) EMPLOYEE BENEFITS

Provision is made for employee benefits accumulated as a result of employees rendering services up to the reporting date. These benefits include wages and salaries, annual leave, sick leave and long service leave.

Liabilities arising in respect of wages and salaries, annual leave, sick leave and any other employee benefits expected to be settled within 12 months of the reporting date are measured at their nominal amounts based on remuneration rates which are expected to be paid when the liability is settled. All other employee benefits liabilities are measured at the present value of the estimated future cash outflows to be made in respect of services provided by the employees up to the reporting date. In determining the present value of future cash outflows, the market yield as at the reporting date on national government bonds, which have terms to maturity approximating the terms of the related liability, is used.

Employee benefits expenses and revenues arising in respect of wages and salaries, non-monetary benefits, leave entitlements and other types of entitlements are charged against profits on a net basis in their respective categories.

Equity based compensation scheme - performance rights

Performance rights ("rights") over the ordinary shares of WorleyParsons Limited are granted to executive directors and other executives of the consolidated entity for nil consideration in accordance with performance guidelines approved by the Board. The fair values of the rights are being amortised on a straight line basis over their three year vesting period. For share settled rights, the fair values of the rights are the share price at grant date adjusted for the impact of performance hurdles and other

vesting or exercise criteria attached to the right. For cash settled rights, the fair values of the rights are recalculated at the end of each reporting period and amortised on a straight line basis over their three year vesting period.

(E) TAXES

(i) Income tax

The income tax expense or revenue for the period is the tax payable on the current period's taxable income based on the income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences between the tax bases of assets and liabilities and their carrying amounts in the financial statement, and to unused tax losses.

Deferred tax assets and liabilities are recognised for temporary differences at the tax rates expected to apply when the assets are recovered or liabilities are settled, based on those tax rates which are enacted or substantially enacted for each jurisdiction. The relevant tax rates are applied to the cumulative amounts of deductible and taxable temporary differences to measure the deferred tax asset or liability. An exception is made for certain temporary differences arising from the initial recognition of an asset or a liability. No deferred tax asset or liability is recognised in relation to these temporary differences if they arose in a transaction, other than a business combination, that at the time did not affect either accounting profit or taxable profit or loss.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Current and deferred tax balances relating to items recognised directly in equity are also recognised in equity and not in the income statement.

(ii) Goods and services tax ("GST")

Revenues, expenses and assets are recognised net of the amount of GST except:

(a) where the GST incurred on a purchase of goods and services is not recoverable from the taxation authority, in which case the GST is recognised as part of the cost of acquisition of the asset or as part of the expense item as applicable; and

(b) receivables and payables are stated with the amount of GST included.

The net amount of GST recoverable from, or payable to, the taxation authority is included as part of receivables or payables in the balance sheet.

Cash flows are included in the cash flow statement on a gross basis and the GST component of cash flows arising from investing activities, which is recoverable from, or payable to, the taxation authority are classified as operating cash flows.

Commitments and contingencies are disclosed net of the amount of GST recoverable from, or payable to, the taxation authority.

(F) FOREIGN CURRENCY TRANSLATION

(i) Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ("functional currency"). The consolidated financial statements are presented in Australian dollars, which is WorleyParsons functional and presentation currency.

(ii) Translation of foreign currency transactions

Transactions denominated in a foreign currency are converted at the exchange rate at the date of the transaction. Foreign currency receivables and payables at balance date are translated at exchange rates at balance date. Exchange gains and losses are brought to account in determining the profit and loss for the financial year.

(iii) Specific hedges

Hedging is undertaken to avoid or minimise potential adverse financial effects of movements in foreign currency exchange rates. Gains or costs arising upon entry into a hedging transaction intended to hedge the purchase or sale of goods or services, together with subsequent exchange gains or losses resulting from those transactions, are deferred up to the date of the purchase or sale and included in the measurement of the purchase or sale. The accounting policy note 2 (AC) provides specific details on the calculation of these gains or costs.

(G) ACQUISITION OF ASSETS

The purchase method of accounting is used for all acquisitions of assets regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition plus incidental costs directly attributable to the acquisition.

Where equity instruments are issued in an acquisition, the value of the instruments is their market price as determined by market valuation at the acquisition date. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

(H) REVENUE RECOGNITION

Amounts disclosed as revenue are net of returns, trade allowances, duties and taxes paid. Revenue is recognised to the extent that it is probable that the economic benefits will flow to the entity and the revenue can be reliably measured. The following specific recognition criteria must be met before revenue is recognised:

(i) Engineering design and project services

Contract revenue and expenses are recognised in accordance with the percentage of completion method unless the outcome of the contract cannot be reliably estimated. Where it is probable that a loss will arise from a construction contract, the excess of total costs over revenue is recognised as an expense.

Where the outcome of a contract cannot be reliably estimated, contract costs are recognised as an expense as incurred, and where it is probable that the costs will be recovered, revenue is recognised to the extent of costs incurred. Incentive payments on contracts are recognised as part of total contract revenue where it is probable that specified performance standards are met or exceeded and the amount of the incentive payment can be reliably measured.

For fixed price contracts, the stage of completion is measured by reference to labour hours incurred to date as a percentage of estimated total labour hours for each contract.

Revenue from cost plus contracts is recognised by reference to the recoverable costs incurred during the reporting period plus the percentage of fees earned.

(ii) Sale of goods

Revenue is recognised when the significant risks and rewards of ownership of the goods have passed to the buyer and the costs incurred or to be incurred in respect of the transaction can be measured reliably. Risks and rewards of ownership are considered passed to the buyer at the time of delivery of the goods to the customer.

(iii) Interest

Interest income is recognised as it accrues.

(iv) Dividends

Control of a right to receive consideration for the investment in assets is attained, usually evidenced by approval of the dividend.

(I) TRADE AND OTHER RECEIVABLES

All trade receivables are recognised at the original amounts less an allowance for any uncollectible debts. An allowance for doubtful debts is made when there is objective evidence that the Group will not be able to collect debts. The recoverable amount of trade receivables is reviewed on an ongoing basis.

Accrued receivables are stated at the aggregate of contract costs incurred to date plus recognised profits less recognised losses and progress billings. Contract costs include all costs directly related to specific contracts, costs that are specifically chargeable to the customer under the terms of the contract and an allocation of overhead expenses incurred in connection with the consolidated entity's activities in general.

(J) INVENTORIES

(i) Raw materials and finished goods

Raw materials and finished goods are stated at the lower of cost and net realisable value. Cost comprises direct materials, direct labour and an appropriate proportion of variable and fixed overhead expenditure, the latter being allocated on the basis of normal operating capacity. Costs are assigned to individual items of inventory on the first-in, first-out basis. Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

(ii) Consumables and stores

Consumables and stores are stated at the lower of cost and net realisable value and charged to specific contracts when used.

(iii) Work in progress

Work in progress is valued at the lower of cost and net realisable value. Cost comprises staff salary costs and direct expenses together with an appropriate proportion of overheads. Net realisable value is based on estimated selling prices less further costs expected to be incurred to completion.

(K) RECOVERABLE AMOUNT

Where the carrying amount of a non-current asset is greater than its recoverable amount, the asset is written down to its recoverable amount. In determining the recoverable amount, the expected cash flows have been discounted to their present value using a market determined risk adjusted discount rate.

(L) PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment are stated at cost less accumulated depreciation and impairment, if any. Depreciation is calculated on a straight line basis to write off the net cost or revalued amount of each item of property, plant and equipment (excluding land) over its expected useful life to the consolidated entity. The expected useful lives for plant and equipment range from three to 10 years. The estimated useful lives, residual values and depreciation method are reviewed at the end of each annual reporting period.

(M) IMPAIRMENT OF ASSETS

Assets that have an indefinite useful life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell, and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows ("cash generating units").

(N) LEASEHOLD IMPROVEMENTS

The cost of improvements to or on leasehold properties is amortised over the unexpired period of the lease or the estimated useful life of the improvement to the consolidated entity, whichever is the shorter.

(O) LEASES

(i) Finance leases

Where property, plant and equipment are acquired by means of finance leases, the present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding liability is also established and each lease payment is allocated between the liability and finance charge.

(ii) Operating leases

The minimum lease payments of operating leases, where the lessor effectively retains substantially all of the risks and benefits of ownership of the leased item, are recognised as an expense on a straight line basis.

(P) INTANGIBLES

(i) Goodwill

Goodwill represents the excess of the purchase consideration over the fair value of identifiable net assets acquired at the time of acquisition of a business or shares in a controlled entity or an associate. Goodwill on acquisition of subsidiaries is included in intangible assets and goodwill on acquisitions of associates is included in investments in associates. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is not amortised, instead it is tested annually for any impairment in the carrying amount or more frequently if events or changes in circumstances indicate that it might be impaired. Goodwill is carried at cost less accumulated impairment losses. Goodwill is allocated to cash generating units for the purpose of impairment testing. Where the recoverable amount of the cash generating unit is less than the carrying amount, an impairment loss is recognised.

(ii) Trade name

The WorleyParsons trade name in Australia is recognised at its cost of acquisition and amortised over its expected useful life being 20 years. The estimated useful life and amortisation method are reviewed at the end of each annual reporting period.

(Q) TRADE AND OTHER PAYABLES

Liabilities for trade payables and other amounts are carried at cost which is the fair value of the consideration to be paid in the future for goods and services received, whether or not billed to the Company.

Payables to related parties are carried at principal amount. Interest, when charged by the lender, is recognised as an expense on an accrual basis.

(R) INTEREST BEARING LOANS AND BORROWINGS

Loans and debentures are initially recognised at fair value, net of transaction costs incurred. Loans and debentures are subsequently measured at amortised cost. Any difference between the proceeds (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the loan and debenture using the effective interest method.

(S) PROVISIONS

Provisions are recognised when the consolidated entity has a legal, equitable or constructive obligation to make a future sacrifice of economic benefits to other entities as a result of past transactions or other past events, it is probable that a future sacrifice of economic benefits will be required and a reliable estimate can be made of the amount of the obligation.

(i) Dividends payable

Provision is made for the amount of any dividends declared, determined or publicly recommended by the directors at or before the end of the financial year but not distributed at balance date.

(ii) Insurance provision

Provision for insurance liabilities is recognised in line with actuarial calculations of unsettled professional indemnity claims, net of insurance recoveries. The provision is based on the aggregate amount of individual claims incurred but not reported that are lower in value than the insurance deductible of the consolidated entity. It is based on the ultimate cost of settling claims and consideration is given to the ultimate claim size, future inflation as well as the levels of compensation awarded through the courts.

(iii) Warranty provision

Provision is made for the estimated liability on all products and services still under warranty at balance date. This provision is estimated having regard to prior service warranty experience. In calculating the liability at balance date, amounts were not discounted to their present value as the effect of discounting was not material.

(iv) Insurance claim on acquisition

Provision for insurance claims on acquisition are recognised based on the estimated liability at the date of acquisition.

(T) JOINT VENTURES

(i) Jointly controlled operations and assets

The proportionate interests in the assets, liabilities and expenses of unincorporated joint ventures and jointly controlled assets have been incorporated in the financial statements under the appropriate headings. Details of the joint ventures have been set out in note 30.

(ii) Jointly controlled entities

The interest in jointly controlled entities is carried at the lower of the equity accounted amount and the recoverable amount in the consolidated financial statements. The share of profits or losses of the entities is recognised in the consolidated income statement, and the share of movements in reserves is recognised in the consolidated balance sheet.

Profits or losses on transactions establishing joint venture partnerships and transactions with the joint ventures are eliminated to the extent of the consolidated entity's ownership interest until such time as they are realised by the joint venture entities on consumption or sale.

(U) REPAIRS AND MAINTENANCE

Repairs, minor renewals and improvements, and the purchase of minor items of tools and equipment are charged to expense as incurred. Major renewals and improvements are capitalised to the respective asset and depreciated.

(V) BORROWING COSTS

Borrowing costs are recognised as expenses in the period in which they are incurred, except when they are included in the costs of qualifying assets. Borrowing costs include:

(i) interest on bank overdrafts, short-term and long-term borrowings;

(ii) amortisation of discounts or premiums relating to borrowings; and

(iii) finance lease charges.

(W) CASH AND CASH EQUIVALENTS

For the purposes of the cash flow statement, cash includes deposits at call which are readily convertible to cash on hand and are subject to an insignificant risk of changes in value, net of outstanding bank overdrafts. Bank overdrafts are carried at their principal amount.

(X) INVESTMENTS

Investments in associates are accounted for in the consolidated financial statements using the equity method of accounting. Under this method, the consolidated entity's share of the post acquisition profits or losses of associates is recognised in the consolidated income statement, and its share of post acquisition movements in reserves is recognised in consolidated reserves. The cumulative post acquisition movements are adjusted against the cost of the investment. Associates are those entities over which the consolidated entity exercises significant influence, but not control.

All other non-current investments are carried at the lower of cost or recoverable amount.

(Y) ISSUED CAPITAL

Issued and paid up capital is recognised at the fair value of the consideration received by the Company. Any transactions costs arising on the issue of ordinary shares are recognised directly in equity as a reduction of the share proceeds received.

(Z) EARNINGS PER SHARE

(i) Basic earnings per share

Basic earnings per share is determined by dividing the profit attributable to members of WorleyParsons Limited by the weighted average number of ordinary shares outstanding during the financial year.

(ii) Diluted earnings per share

Diluted earnings per share are calculated as profit attributable to members of WorleyParsons Limited adjusted for:

(a) costs of servicing equity (other than dividends);

(b) the after tax effect of dividends and interest associated with dilutive potential ordinary shares that have been recognised as expenses; and

(c) other non-discretionary changes in revenues or expenses during the period that would result from the dilution of potential ordinary shares divided by the weighted average number of ordinary shares and dilutive potential ordinary shares, adjusted for any bonus element.

(AA) RESTRUCTURING PROVISIONS

Provisions for restructurings are recognised when the consolidated entity has developed a detailed formal plan for the restructuring and has raised a valid expectation in those affected that it will carry out the restructuring by:

(i) starting to implement the plan; or

(ii) announcing its main features to those affected by it.

(AB) SEGMENT REPORTING

A business segment is a group of assets and operations engaged in providing products or services that are subject to risks and returns that are different to those of other business segments. A geographical segment is engaged in providing products or services within a particular economic environment and is subject to risks and returns that are different from those of segments operating in other economic environments.

(AC) DERIVATIVE FINANCIAL INSTRUMENTS

The Group uses derivative financial instruments such as forward exchange contracts where it agrees to buy or sell specified amounts of foreign currencies in the future at a predetermined exchange rate. The objective is to match the contract with anticipated future cash flows from sales and purchases in foreign currencies, to protect the consolidated entity against the possibility of loss from future exchange rate fluctuations. Such derivative financial instruments are stated at fair value.

For the purposes of hedge accounting, hedges are classified as either fair value hedges when they hedge the exposure to changes in the fair value of a recognised asset or liability, or cash flow hedges where they hedge exposure to variability in cash flows that is either attributable to a particular risk associated with a recognised asset or liability or a forecasted transaction.

For derivatives that do not qualify for hedge accounting, any gains or losses arising from changes in fair value are taken directly to the income statement. Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated or exercised, or no longer qualifies for hedge accounting. At that point in time, any cumulative gain or loss on the hedging instrument recognised in equity is kept in equity until the forecasted transaction occurs.

If a hedged transaction is no longer expected to occur, the net cumulative gain or loss recognised in equity is transferred to the income statement.

(i) Forward exchange contracts

Forward exchange contracts are recognised at the date the contract is entered into. Exchange gains or losses on forward exchange contracts are recognised in the income statement except those relating to hedges of specific commitments that are deferred and included in the measurement of the sale or purchase.

The fair value of forward exchange contracts is calculated by reference to current forward exchange rates for contracts with similar maturity profiles. The fair value for interest rate swaps contracts is determined by reference to market values for similar instruments.

(ii) Fair value hedges

In relation to fair value hedges which meet the conditions for special hedge accounting, any gain or loss from remeasuring the hedging instrument at fair value is recognised immediately in the income statement.

Any gain or loss attributable to the hedged risk on remeasurement of the hedged item is adjusted against the carrying amount of the hedged item and recognised in the income statement. Where the adjustment is to the carrying amount of a hedged interest bearing

financial instrument, the adjustment is amortised to the income statement such that it is fully amortised by maturity.

(iii) Cash flow hedges

In relation to cash flow hedges to hedge firm commitments which meet the conditions for special hedge accounting, the portion of the gain or loss on the hedging instrument that is determined to be an effective hedge is recognised directly in equity and the ineffective portion is recognised in the income statement.

When the hedged firm commitment results in the recognition of an asset or a liability, then, at the time the asset or liability is recognised, the associated gains or losses that had previously been recognised in equity are included in the initial measurement of the acquisition cost or other carrying amount of the asset or liability.

For all other cash flow hedges, the gains or losses that are recognised in equity are transferred to the income statement at balance date in which the hedged firm commitment affects the profit attributable to members of WorleyParsons Limited (e.g. when the future sale actually occurs).

(AD) AASB 1 TRANSITIONAL EXEMPTIONS

The Group has made its election in relation to the transitional exemptions allowed by AASB 1 "First-time Adoption of Australian Equivalents to International Reporting Standards" as follows:

(i) Business combinations

AASB 3 "Business Combinations" was not applied retrospectively to past business combinations (i.e. business combinations that occurred before the date of transition to AIFRS);

(ii) Designation of previously recognised financial instruments

Financial instruments were designated as financial assets or liabilities at fair value through profit or loss or as available-for-sale at the date of transition to AIFRS;

(iii) Share Based payment transactions

AASB 2 "Share Based Payment" is applied only to equity instruments granted after 7 November 2002 that had not vested on or before 1 January 2005; and

(iv) Exemption from the requirement to restate comparative information for AASB 132 and AASB 139

The Group has not elected to adopt this exemption and has applied AASB 132 "Financial Instruments: Presentation and Disclosure" and AASB 139 "Financial Instruments: Recognition and Measurement" to its comparative information.

(AE) IMPACTS OF ADOPTION OF AIFRS

The impacts of adopting AIFRS on the total equity and profit attributable to members of WorleyParsons Limited as reported under Australian Accounting Standards applicable before 1 July 2005 ("AGAAP") are illustrated below:

		CONSOLIDATED			PARENT ENTITY		
RECONCILIATION OF BALANCE SHEET AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS AT THE DATE OF TRANSITION TO AIFRS: 1 JULY 2004	NOTES	AGAAP $'000	EFFECT OF TRANSITION TO AIFRS $'000	AIFRS $'000	AGAAP $'000	EFFECT OF TRANSITION TO AIFRS $'000	AIFRS $'000
ASSETS							
Current assets							
Cash and cash equivalents		24,139	-	24,139	686	-	686
Trade and other receivables	(g),(h)	84,448	-	84,448	41,768	(73)	41,695
Inventories		17,876	-	17,876	-	-	-
Other financial assets		2,657	-	2,657	-	-	-
Total current assets		129,120	-	129,120	42,454	(73)	42,381
Non-current assets							
Investments in associates accounted for using the equity method		27,791	-	27,791	-	-	-
Other financial assets		139	-	139	94,660	-	94,660
Property, plant and equipment		9,298	-	9,298	-	-	-
Intangible assets		61,065	-	61,065	-	-	-
Deferred tax assets	(c),(d),(h)	8,894	1,176	10,070	8,564	(7,388)	1,176
Other non-current assets	(g)	2,451	689	3,140	-	-	-
Total non-current assets		109,638	1,865	111,503	103,224	(7,388)	95,836
TOTAL ASSETS		238,758	1,865	240,623	145,678	(7,461)	138,217
LIABILITIES							
Current liabilities							
Trade and other payables		44,234	-	44,234	6	-	6
Interest bearing loans and borrowings		10,808	-	10,808	-	-	-
Income tax payable		6,148	-	6,148	1,822	-	1,822
Provisions		24,196	-	24,196	-	-	-
Total current liabilities		85,386	-	85,386	1,828	-	1,828
Non-current liabilities							
Interest bearing loans and borrowings		315	-	315	-	-	-
Deferred tax liabilities	(e),(h)	9,881	9,100	18,981	9,326	(9,326)	-
Provisions		2,718	-	2,718	-	-	-
Total non-current liabilities		12,914	9,100	22,014	9,326	(9,326)	-
TOTAL LIABILITIES		98,300	9,100	107,400	11,154	(9,326)	1,828
NET ASSETS		**140,458**	**(7,235)**	**133,223**	**134,524**	**1,865**	**136,389**
EQUITY							
Issued capital	(c)	108,858	2,080	110,938	108,858	2,080	110,938
Reserves	(g)	(6,079)	689	(5,390)	-	689	689
Retained profits		36,054	(10,004)	26,050	25,666	(904)	24,762
Parent entity interest		138,833	(7,235)	131,598	134,524	1,865	136,389
Minority interests		1,625	-	1,625	-	-	-
TOTAL EQUITY		**140,458**	**(7,235)**	**133,223**	**134,524**	**1,865**	**136,389**

RECONCILIATION OF BALANCE SHEET AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS AT THE END OF THE LAST REPORTING PERIOD UNDER AGAAP: 30 JUNE 2005	NOTES	CONSOLIDATED AGAAP $'000	CONSOLIDATED EFFECT OF TRANSITION TO AIFRS $'000	CONSOLIDATED AIFRS $'000	PARENT ENTITY AGAAP $'000	PARENT ENTITY EFFECT OF TRANSITION TO AIFRS $'000	PARENT ENTITY AIFRS $'000
ASSETS							
Current assets							
Cash and cash equivalents		66,527	-	66,527	962	-	962
Trade and other receivables	(g),(h)	229,150	-	229,150	133,910	3,387	137,297
Inventories		98,062	-	98,062	-	-	-
Prepayments		10,654	-	10,654	-	-	-
Derivatives	(f)	-	209	209	-	-	-
Total current assets		404,393	209	404,602	134,872	3,387	138,259
Non-current assets							
Investments in associates accounted for using the equity method	(a)	41,883	910	42,793	-	-	-
Other financial assets		164	-	164	254,839	-	254,839
Property, plant and equipment		34,226	-	34,226	-	-	-
Intangible assets	(a)	329,519	12,213	341,732	-	-	-
Deferred tax assets	(c),(d),(h)	12,558	2,806	15,364	7,739	(4,933)	2,806
Other non-current assets	(g)	5,259	(4,807)	452	-	-	-
Total non-current assets		423,609	11,122	434,731	262,578	(4,933)	257,645
TOTAL ASSETS		828,002	11,331	839,333	397,450	(1,546)	395,904
LIABILITIES							
Current liabilities							
Trade and other payables	(g)	218,962	(5,618)	213,344	-	5,618	5,618
Interest bearing loans and borrowings		2,758	-	2,758	-	-	-
Income tax payable		9,940	-	9,940	1,626	-	1,626
Provisions		110,996	-	110,996	-	-	-
Derivatives	(f)	-	360	360	-	-	-
Total current liabilities		342,656	(5,258)	337,398	1,626	5,618	7,244
Non-current liabilities							
Interest bearing loans and borrowings		71,519	(1,684)	69,835	-	-	-
Deferred tax liabilities	(b),(e),(h)	13,571	12,094	25,665	13,175	(12,464)	711
Provisions		16,002	-	16,002	-	-	-
Total non-current liabilities		101,092	10,410	111,502	13,175	(12,464)	711
TOTAL LIABILITIES		443,748	5,152	448,900	14,801	(6,846)	7,955
NET ASSETS		**384,254**	**6,179**	**390,433**	**382,649**	**5,300**	**387,949**
EQUITY							
Issued capital	(d)	327,523	4,994	332,517	327,523	4,994	332,517
Reserves	(d),(f)	(15,540)	2,395	(13,145)	-	2,495	2,495
Retained profits		68,632	(1,210)	67,422	55,126	(2,189)	52,937
Parent entity interest		380,615	6,179	386,794	382,649	5,300	387,949
Minority interests		3,639	-	3,639	-	-	-
TOTAL EQUITY		**384,254**	**6,179**	**390,433**	**382,649**	**5,300**	**387,949**

RECONCILIATION OF TOTAL EQUITY AS PRESENTED UNDER AGAAP TO THAT UNDER AIFRS	NOTES	CONSOLIDATED 30 JUNE 2006 $'000	CONSOLIDATED 1 JULY 2005 $'000	PARENT ENTITY 30 JUNE 2006 $'000	PARENT ENTITY 1 JULY 2005 $'000
Total equity under AGAAP		384,254	140,458	382,649	134,524
Adjustments to equity					
Write-back of goodwill amortisation excluding impairment	(a)	12,162	-	-	-
Write-back of goodwill amortisation in associates	(a)	910	-	-	-
Foreign exchange effect of write-back of amortisation	(a)	52	-	-	-
Tax effect of deductible goodwill amortisation	(b)	(3,519)	-	-	-
Tax effect of capital raising costs ("IPO")	(c)	776	1,176	776	1,176
Tax effect of capital raising costs ("PEC acquisition")	(d)	2,029	-	2,029	-
Tax effect of trade name amortisation	(e)	(8,575)	(9,100)	-	-
Recognition of fair value of interest rate hedge derivatives	(f)	(360)	-	-	-
Recognition of fair value of foreign exchange hedge derivatives	(f)	209	-	-	-
Performance rights	(g)	2,495	689	2,495	689
Total equity under AIFRS		**390,433**	**133,223**	**387,949**	**136,389**

RECONCILIATION OF NET PROFIT ATTRIBUTABLE TO MEMBERS UNDER AGAAP TO THAT UNDER AIFRS	NOTES	CONSOLIDATED 2005 $'000	PARENT ENTITY 2005 $'000
Net profit as previously reported		57,659	54,540
Adjustments to net profit			
Write-back of goodwill amortisation excluding impairment	(a)	12,162	-
Write-back of goodwill amortisation in associates	(a)	910	-
Impact of tax effect of deductible goodwill amortisation	(b)	(3,519)	-
Impact of tax effect of IPO recognised directly in equity	(c)	(400)	(400)
Tax effect of PEC acquisition recognised directly in equity	(d)	(885)	(885)
Tax effect of trade name amortisation	(e)	525	-
Net profit under AIFRS		**66,452**	**53,255**

(a) Goodwill

Under AASB 3 "Business Combinations", goodwill is no longer amortised but is instead subject to annual impairment testing. This has resulted in a change in the Group's previous accounting policy where goodwill was amortised over its useful life but not exceeding 20 years. Under the new policy, amortisation is no longer charged, but goodwill is written down to the extent it is impaired. Total goodwill amortisation for the 12 months to 30 June 2005 was $13.1 million before income tax.

(b) Tax effect of deductible goodwill amortisation

Under AGAAP, the tax benefit arising from goodwill amortisation that was tax deductible in the US was booked to income tax expense. Under AIFRS, the income tax benefit arising from tax deductible goodwill amortisation is accrued to a deferred income tax liability account that will reverse and be booked to income tax expense to the extent that an impairment charge is booked.

(c) Tax effect - IPO costs

Under AGAAP, the Group recognised a tax benefit from IPO costs incurred in 2002 that were tax deductible, directly in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for IPO capital raising costs incurred in 2002 that are deductible in future periods.

(d) Tax effect - PEC acquisition capital raising costs

Under AGAAP, the Group recognised a tax benefit from capital raising costs that are tax deductible in the consolidated income statement. These amounts are accounted for directly in equity under AIFRS. A deferred tax asset has been recognised for PEC acquisition capital raising costs incurred in 2004 that are deductible in future periods.

(e) Tax effect - trade name amortisation

Under AIFRS, the Group is required to use a balance sheet liability method to calculate the income tax expense which focuses on the tax effects of transactions and other events that affect amounts recognised in either the balance sheet or a tax-based balance sheet. Under AGAAP, the tax effect of the WorleyParsons trade name was not recognised. Based on a carrying value of $28.6 million as at 30 June 2005, a deferred tax liability of $8.6 million is recognised under AIFRS.

The trade name amortisation for the financial year ended 30 June 2005 booked to expense was $1.8 million. As the WorleyParsons trade name amortisation is not tax deductible, under AGAAP the amortisation was not tax effected. Under AIFRS, amortisation of the trade name is tax effected increasing net profit after tax by $0.5 million per annum at an effective tax rate of 30%.

(f) Fair value of hedge contracts

Under AIFRS, the effective portion of changes to fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedge reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement. Previously under AGAAP, the fair value of hedge contracts was recognised in the consolidated balance sheet as an unrealised gain or loss but recognised in equity.

(g) Performance rights

Under AGAAP, the Group recognised an expense for those performance rights that were granted to executive directors and other executives. The fair value of the rights was amortised on a straight line basis over their three year vesting period with a corresponding liability created. Under AIFRS, the liability is shown as an increase in reserves.

(h) Tax effect - tax consolidation

Under AGAAP, the Company as the head of the tax consolidated group recognised current and deferred tax balances for all members of the tax consolidated group. Under UIG 1052 "Tax Consolidation Accounting", members of the tax consolidated group recognise their own current and deferred tax balances.

(AF) EXPLANATION OF MATERIAL ADJUSTMENTS TO THE CASH FLOW STATEMENT

There are no material differences between the cash flow statement presented under AIFRS and those presented under AGAAP.

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
3 REVENUE FROM CONTINUING OPERATIONS				
REVENUE FROM SERVICES AND SALE OF GOODS				
Services	2,394,316	1,244,978	-	-
Sale of goods	2,634	2,737	-	-
	2,396,950	1,247,715	-	-
OTHER REVENUE				
Interest	5,311	3,411	2,483	369
Dividends	-	-	85,000	51,068
Other	2,251	894	-	2,370
	7,562	4,305	87,483	53,807
Total revenue from continuing operations	2,404,512	1,252,020	87,483	53,807
4 EXPENSES AND LOSSES/(GAINS)				
Profit from continuing operations before income tax expense includes the following specific net gains and expenses:				
(A) NET LOSSES/(GAINS)				
Foreign exchange losses/(gains)	279	(403)	1,820	(2,370)
(B) NET EXPENSES AND LOSSES				
Depreciation of property, plant and equipment	12,676	8,387	-	-
Amortisation				
Leasehold improvements	3,461	3,237	-	-
Plant and equipment under finance leases	89	266	-	-
Trade name	1,750	1,750	-	-
Deferred expenditure	471	104	-	-
Goodwill impairment	-	982	-	-
Total amortisation	5,771	6,339	-	-
Total depreciation and amortisation	18,447	14,726	-	-
Impairment of assets	1,915	-	-	-
Other charges against assets				
Bad and doubtful debts - trade receivables	4,905	4,473	-	-
Borrowing costs				
Interest and finance charges paid/payable	7,923	7,139	5,979	-
Finance charges on capitalised leases	46	33	-	-
Total borrowing costs	7,969	7,172	5,979	-

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
Other expenses and losses					
Operating lease rentals - minimum lease payments		44,096	24,065	-	-
Net loss on disposal of property, plant and equipment		41	101	-	-
Provisions					
Support of associate		-	(3,373)	-	-
Deferred revenue	19	21,131	(2,905)	-	-
Expected losses on contracts	19	372	(2,064)	-	-
Warranties	19	(26)	3,896	-	-
Other	19	429	-	-	-
5 INCOME TAX					
(A) INCOME TAX EXPENSE					
Current tax		69,731	28,707	(357)	(1,178)
Deferred tax		(12,707)	1,031	(1,257)	1,995
(Over)/under provision in previous financial periods		(1,881)	105	(142)	(282)
Income tax expense/(benefit)		55,143	29,843	(1,756)	535
Income tax expense is attributable to:					
Profit from continuing operations		55,143	29,843	(1,756)	535
Income tax expense/(benefit)		55,143	29,843	(1,756)	535
Deferred income tax (revenue)/expense included in income tax expense comprises:					
(Increase)/decrease in deferred tax assets		(16,070)	(1,884)	(546)	1,284
Increase/(decrease) in deferred tax liabilities		3,363	2,915	(711)	711
Deferred tax		(12,707)	1,031	(1,257)	1,995

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2006 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000
(B) NUMERICAL RECONCILIATION OF INCOME TAX EXPENSE TO PRIMA FACIE TAX PAYABLE					
Profit before tax from continuing operations		196,885	98,548	79,621	53,790
At the Group's statutory income tax rate of 30% (2005: 30%)		59,066	29,564	23,886	16,137
Tax effect of amounts which are not (taxable)/deductible in calculating taxable income:					
Rebateable dividends		-	-	(25,500)	(15,320)
Net profits attributable to associates		(3,860)	(3,679)	-	-
Impairment of assets		575	-	-	-
Legal and professional fees non-deductible		191	246	-	-
Restructuring costs		-	1,841	-	-
Other		2,475	2,389	-	-
Research and development concession		(9,941)	(900)	-	-
US machinery rebate		(363)	-	-	-
		48,143	29,461	(1,614)	817
Tax clearance received for items previously not treated as deductible		(1,318)	-	-	-
Benefit from tax losses not previously recognised		(735)	-	-	-
Unrecognised tax losses		3,231	-	-	-
(Over)/under provision in previous financial periods		(1,881)	105	(142)	(282)
Difference in overseas tax rates*		7,703	277	-	-
Income tax expense/(benefit)		55,143	29,843	(1,756)	535

* Represents income tax expense for foreign tax rate differential and international withholding taxes.

(C) AMOUNTS RECOGNISED DIRECTLY IN EQUITY
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:

	NOTES	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT ENTITY 2006	PARENT ENTITY 2005
Current tax - credited directly to equity	23	1,231	-	1,231	-
Deferred tax - credited directly to equity	14	-	2,914	-	2,914
		1,231	2,914	1,231	2,914

(D) TAX LOSSES

	CONSOLIDATED 2006	CONSOLIDATED 2005	PARENT ENTITY 2006	PARENT ENTITY 2005
Unused tax losses for which no deferred tax asset has been recognised	6,527	838	-	-
Potential tax benefit at 30%	1,958	251	-	-

The benefit for tax losses will only be obtained if:

(i) the consolidated entity derives future assessable income of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised; or

(ii) the losses are transferred to an eligible entity in the consolidated entity; and

(iii) the consolidated entity continues to comply with the conditions for deductibility imposed by tax legislation; and

(iv) no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(E) TAX CONSOLIDATION
WorleyParsons Limited and its wholly owned Australian entities elected to form a tax consolidated group from 1 July 2003. The accounting policy in relation to this legislation is set out in note 2(E). On formation of the tax consolidated group, the entities in the tax consolidated group entered into a tax sharing agreement which, in the opinion of the directors, limits the joint and several liability of the wholly owned entities in the case of a default by the head entity, WorleyParsons Limited.

The entities have also entered into a tax funding agreement under which the wholly owned entities fully compensate WorleyParsons Limited for any current tax payable assumed and are compensated by WorleyParsons Limited for any current tax receivable and deferred tax assets relating to unused tax losses or unused tax credits that are transferred to WorleyParsons Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly owned entities' financial statements. The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables (see notes 7 and 16).

In WorleyParsons Limited, there were no amounts recognised as tax consolidation contributions during the financial year (2005: nil).

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
6 CURRENT ASSETS - CASH AND CASH EQUIVALENTS					
Cash and cash equivalents		78,212	66,527	594	962
The above figures are reconciled to cash at the end of the financial year as shown in the cash flow statement as follows:					
Cash at bank and on hand		78,212	66,527	594	962
Cash and cash equivalents		78,212	66,527	594	962
Less: bank overdraft	17	(7,929)	(2,551)	-	-
Balance per cash flow statement		70,283	63,976	594	962

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
7 CURRENT ASSETS - TRADE AND OTHER RECEIVABLES					
Trade receivables		290,981	191,834	-	-
Retentions		13,035	12,644	-	-
Allowance for doubtful debts		(17,472)	(12,155)	-	-
		286,544	192,323	-	-
Other receivables		15,044	11,940	13,879	3,616
Amounts owing by related parties and associates	39	28,431	24,887	143,728	133,681
		330,019	229,150	157,607	137,297

(A) BAD AND DOUBTFUL TRADE RECEIVABLES
The Group has recognised an expense of $4.9 million (2005: $4.5 million) in respect of bad and doubtful trade receivables during the financial year ended 30 June 2006. The loss has been included in "other expenses" in the income statement.

(B) OTHER RECEIVABLES
These amounts generally arise from transactions outside the usual operating activities of the Group.

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
8 CURRENT ASSETS - INVENTORIES					
Finished goods at cost		1,359	-	-	-
Work in progress at cost		180,583	98,062	-	-
		181,942	98,062	-	-
9 CURRENT ASSETS - PREPAYMENTS					
Prepayments		19,825	10,654	-	-
10 NON-CURRENT ASSETS - INVESTMENTS IN ASSOCIATES					
Shares in associates	29(B)	46,336	42,793	-	-
11 NON-CURRENT ASSETS - OTHER FINANCIAL ASSETS					
Shares in controlled entities at cost	28(A)	-	-	254,839	254,839
Other investments at cost		176	164	-	-
		176	164	254,839	254,839

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
12 PROPERTY, PLANT AND EQUIPMENT				
LAND AND BUILDINGS				
At cost	1,039	124	-	-
Accumulated depreciation	(21)	(63)	-	-
	1,018	61	-	-
LEASEHOLD IMPROVEMENTS				
At cost	26,232	20,458	-	-
Accumulated amortisation	(19,062)	(14,054)	-	-
	7,170	6,404	-	-
PLANT AND EQUIPMENT				
At cost	96,488	67,225	-	-
Accumulated depreciation	(66,467)	(45,154)	-	-
	30,021	22,071	-	-
CAPITAL WORK IN PROGRESS				
At cost	28,274	5,443	-	-
Impairment of asset	(1,915)	-	-	-
	26,359	5,443	-	-
PLANT AND EQUIPMENT UNDER FINANCE LEASE				
At cost	580	1,256	-	-
Accumulated amortisation	(529)	(1,009)	-	-
	51	247	-	-
Total property, plant and equipment	64,619	34,226	-	-

RECONCILIATIONS

Reconciliations of the carrying amounts of each class of property, plant and equipment at the beginning and end of the current financial year are set out below:

		CONSOLIDATED					
	NOTES	LAND AND BUILDINGS AT COST $'000	LEASEHOLD IMPROVEMENTS AT COST $'000	PLANT AND EQUIPMENT AT COST $'000	CAPITAL WORK IN PROGRESS $'000	PLANT AND EQUIPMENT UNDER FINANCE LEASE $'000	TOTAL $'000
Balance at 1 July 2005		61	6,404	22,071	5,443	247	34,226
Additions through acquisition of entity	28	545	-	4,201	-	-	4,746
Additions		419	4,094	15,803	22,831	-	43,147
Disposals		-	-	(459)	-	(107)	(566)
Depreciation and amortisation expense		(11)	(3,461)	(12,665)	-	(89)	(16,226)
Impairment		-	-	-	(1,915)	-	(1,915)
Net foreign currency exchange differences arising on translation of financial statements of foreign operations		4	133	1,070	-	-	1,207
Balance at 30 June 2006		1,018	7,170	30,021	26,359	51	64,619

13 NON-CURRENT ASSETS - INTANGIBLE ASSETS

	CONSOLIDATED		PARENT ENTITY	
	GOODWILL $'000	TRADE NAME $'000	GOODWILL $'000	TRADE NAME $'000
Balance at 1 July 2004				
Deemed cost	30,733	35,000	-	-
Accumulated amortisation and impairment	-	(4,667)	-	-
Net book amount	30,733	30,333	-	-
Year ended 30 June 2005				
Opening net book amount	30,733	30,333	-	-
Additions	299,340	-	-	-
Amortisation and impairment*	(982)	(1,750)	-	-
Foreign currency translation reserve	(15,942)	-	-	-
Closing net book amount	313,149	28,583	-	-
Balance at 30 June 2005				
Deemed cost	314,131	35,000	-	-
Accumulated amortisation and impairment	(982)	(6,417)	-	-
Net book amount	313,149	28,583	-	-
Year ended 30 June 2006				
Opening net book amount	313,149	28,583	-	-
Additions	55,388	-	-	-
Disposal	(199)	-	-	-
Foreign currency translation reserve	11,230	-	-	-
Adjustment to pre acquisition provisions	(2,361)	-	-	-
Amortisation charge*	-	(1,750)	-	-
Closing net book amount	377,207	26,833	-	-
At 30 June 2006				
Deemed cost	378,189	35,000	-	-
Accumulated amortisation and impairment	(982)	(8,167)	-	-
Net book amount	377,207	26,833	-	-

* Amortisation of $1.8 million (2005: $1.8 million) is included in amortisation expense in the income statement.

The carrying amount of intangible assets is tested for impairment annually at the balance date and whenever there is an indication that the asset may be impaired.

If an intangible asset is impaired, the asset is written down to its recoverable amount. The recoverable amount is based on a value in use calculation. These calculations use cash flow projections based on financial forecasts of how the business is expected to operate based on current performance and the business environment but taking into account expected future changes.

Key assumptions used for impairment testing for the financial year ended 30 June 2006 include pre-tax discount rates (13.9% to 18.9%), expected future profits and future nominal growth rates (5% to 10%) without re-investment. Sensitivity analysis is used to determine whether the carrying value is supported under different assumptions.

Goodwill is not impaired at reporting date. The business segments form the basis of the cash generating units. Goodwill at net book amount is disclosed by segment in note 40.

Following the Parsons E&C acquisition in October 2004, the Group restructured its operations in the Middle East region which resulted in goodwill impairment of $982,000 for the financial year ended 30 June 2005.

14 NON-CURRENT ASSETS - DEFERRED TAX ASSETS

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
The balance comprises temporary differences attributable to:				
Amounts recognised in the income statement:				
Provision for doubtful debts	4,487	1,973	-	-
Employee benefits	9,859	3,877	-	-
General and sundry accruals	1,853	1,001	-	-
Provision for self-insurance	639	936	-	-
Performance rights	2,511	808	-	-
Warranty provisions	2,656	-	-	-
Project provisions	1,761	2,423	-	-
Lease incentives	1,167	1,233	-	-
Interests in partnerships	1,011	-	-	-
Subsidiary earnings not distributed	825	476	-	-
Foreign exchange	1,698	(470)	546	-
Other	161	301	-	-
	28,628	12,558	546	-
Amounts recognised directly in equity:				
Costs associated with the IPO	375	777	375	777
Costs associated with the PEC acquisition	1,522	2,029	1,522	2,029
Cash flow hedges	232	-	-	-
Foreign currency translation reserve	1,038	-	-	-
	3,167	2,806	1,897	2,806
Net deferred tax assets	31,795	15,364	2,443	2,806
Balance at the beginning of the financial year	15,364	10,070	2,806	1,176
Foreign currency exchange movements	-	(17)	-	-
Credited/(charged) to the income statement	16,070	1,884	546	(1,284)
Credited/(charged) to equity	361	2,914	(909)	2,914
Acquisition of subsidiary	-	513	-	-
Balance at the end of the financial year	31,795	15,364	2,443	2,806

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
15 OTHER NON-CURRENT ASSETS					
Other		4,790	452	-	-

Other non-current assets include $3.9 million (2005: nil) of cash held on restricted deposits that will be paid to the vendor on the satisfaction of a condition of the Komex acquisition.

16 CURRENT LIABILITIES - TRADE AND OTHER PAYABLES

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Trade payables		189,245	121,910	-	-
Payables to related parties and associates	39(C)	17,182	2,913	-	-
Billings in advance		12,388	41,198	-	-
Trade accruals		72,143	47,323	6,549	5,618
		290,958	213,344	6,549	5,618

17 CURRENT LIABILITIES - INTEREST BEARING LOANS AND BORROWINGS

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Bank overdraft		7,929	2,551	-	-
Bank loans		37,097	-	-	-
Lease liabilities	34(B)	261	201	-	-
Hire purchase liabilities		188	6	-	-
		45,475	2,758	-	-

Details of the security relating to each of the secured liabilities are set out in note 31.

18 CURRENT LIABILITIES - INCOME TAX PAYABLE

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Income tax payable		20,759	9,940	5,230	1,626

19 CURRENT LIABILITIES - PROVISIONS

	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Employee benefits	36	54,481	47,526	-	-
Deferred revenue	19(A)	69,359	46,894	-	-
Insurance	19(B)	6,389	8,362	-	-
Expected losses on contracts	19(C)	1,681	1,309	-	-
Warranties		6,879	6,905	-	-
Deferred consideration	28(C)	7,597	-	-	-
Other		429	-	-	-
		146,815	110,996	-	-

(A) PROVISION FOR DEFERRED REVENUE

The Group at times receives payment for services prior to revenue being recognised in the financial statements. Revenue is classified as deferred due to the criteria required for its recognition not being met as at the reporting date, in line with the accounting policy set out in note 2(H).

(B) PROVISION FOR INSURANCE

Refer to note 2(S)(ii).

(C) PROVISION FOR EXPECTED LOSSES ON CONTRACTS

Where the outcome for a services contract is expected to result in an overall loss over the life of the contract, this loss is provided for when it first becomes known that a loss will be incurred.

	CONSOLIDATED					
	DEFERRED REVENUE $'000	INSURANCE $'000	EXPECTED LOSSES $'000	WARRANTIES $'000	DEFERRED CONSIDERATION $'000	OTHER $'000
MOVEMENTS IN PROVISIONS						
Carrying amount at 1 July 2005	46,894	8,362	1,309	6,905	-	-
Additional provision	28,768	-	372	-	7,597	429
Provision acquired on acquisition	1,334	-	-	-	-	-
Amounts utilised during the financial year	(7,637)	(1,973)	-	(26)	-	-
Carrying amount at 30 June 2006	69,359	6,389	1,681	6,879	7,597	429

		CONSOLIDATED		PARENT ENTITY	
	NOTES	2006 $'000	2005 $'000	2006 $'000	2005 $'000
20 NON-CURRENT LIABILITIES - INTEREST BEARING LOANS AND BORROWINGS					
Lease liabilities (secured)	34	259	206	-	-
Bank loans		87,311	71,301	-	-
Capitalised borrowing costs		(1,270)	(1,684)	-	-
Hire purchase liabilities (secured)		169	12	-	-
		86,469	69,835	-	-

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000

21 NON-CURRENT LIABILITIES - DEFERRED TAX LIABILITIES

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
The balance comprises temporary differences attributable to:					
Amounts recognised in the income statement:					
Unrealised foreign exchange gain		188	1,690	-	711
Accrued billings		5,797	8,551	-	-
Work in progress accruals		11,434	3,290	-	-
Goodwill deductible for tax purposes		9,459	3,559	-	-
Trade name amortisation		8,050	8,575	-	-
		34,928	25,665	-	711
Amounts recognised directly in equity:					
Cash flow hedges		190	-	-	-
Share of reserves of partnership		47	-	-	-
		237	-	-	-
Net deferred tax liabilities		35,165	25,665	-	711
Balance at the beginning of the financial year		25,665	18,982	711	-
Foreign currency translation reserve		-	(41)	-	-
Charged/(credited) to the income statement		3,363	2,915	(711)	711
Goodwill deductible for tax purposes		5,900	3,559	-	-
Charged to equity		237	-	-	-
Acquisition of subsidiary		-	250	-	-
Balance at the end of the financial year		35,165	25,665	-	711

22 NON-CURRENT LIABILITIES - PROVISIONS

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Employee benefits	36	6,916	2,869	-	-
Claims acquired on acquisition	35(B)	14,528	13,133	-	-
Deferred revenue		28,436	-	-	-
Deferred consideration	28(C)	10,773	-	-	-
		60,653	16,002	-	-

	CONSOLIDATED CLAIMS ACQUIRED ON ACQUISITION $'000	CONSOLIDATED DEFERRED REVENUE $'000	CONSOLIDATED DEFERRED CONSIDERATION $'000
MOVEMENTS IN PROVISIONS			
Carrying amount at 1 July 2005	13,133	-	-
Additional provision	1,395	-	10,773
Transfer from billings in advance	-	28,436	-
Carrying amount at 30 June 2006	14,528	28,436	10,773

23 ISSUED CAPITAL

	2006 NUMBER OF SHARES	2006 $'000	2005 NUMBER OF SHARES	2005 $'000
Ordinary shares, fully paid	204,950,598	327,103	204,950,598	332,517
(A) MOVEMENTS IN ORDINARY SHARES				
Balance at the beginning of the financial year	204,950,598	332,517	149,356,711	110,938
Issued during the financial year	-	-	55,593,887	227,935
Transaction costs, net of tax	-	-	-	(6,356)
Purchase of shares to satisfy performance rights	-	(7,622)	-	-
Tax effect of purchase of shares to satisfy performance rights	-	1,231	-	-
Transfer from performance rights reserve on purchase of shares	-	977	-	-
Balance at the end of the financial year	204,950,598	327,103	204,950,598	332,517

(B) TERMS AND CONDITIONS OF ISSUED CAPITAL

Ordinary shares

Ordinary shares have the right to receive dividends as declared and, in the event of the winding up of the Company, to participate in the proceeds from the sale of all surplus assets in proportion to the number of and amounts paid up on shares held. Ordinary shares entitle their holder to one vote, either in person or by proxy, at a meeting of the Company.

(C) SHARE OPTIONS

Options over ordinary shares

There are no unissued ordinary shares of WorleyParsons Limited under option as at the date of this report (2005: nil). No options have been granted during or since the end of the financial year.

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000
24 RESERVES AND RETAINED PROFITS				
Foreign currency translation reserve	(2,703)	(15,489)	-	-
Hedge reserve	572	(151)	-	-
Performance rights reserve	5,822	2,495	5,822	2,495
Reserves	3,691	(13,145)	5,822	2,495
Retained profits	142,993	67,422	70,779	52,937
	146,684	54,277	76,601	55,432

(A) FOREIGN CURRENCY TRANSLATION RESERVE

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Balance at the beginning of the financial year	(15,489)	(6,079)	-	-
Gain/(loss) on translation of foreign controlled entities and associates	12,786	(9,410)	-	-
Balance at the end of the financial year	(2,703)	(15,489)	-	-

(B) HEDGE RESERVE

The hedge reserve is used to record gains or losses on hedging instruments in the cash flow hedges that are recognised directly in equity, as described in note 2(AC). Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Balance at the beginning of the financial year	(151)	-	-	-
(Loss)/gain on foreign exchange hedges net of tax	(758)	209	-	-
Gain/(loss) on interest rate hedges, net of tax	753	(360)	-	-
Share of interest rate hedges recognised in associates	728	-	-	-
Balance at the end of the financial year	572	(151)	-	-

(C) PERFORMANCE RIGHTS RESERVE

The rights reserve is used to recognise the fair value of performance rights issued but not satisfied.

Balance at the beginning of the financial year	2,495	689	2,495	689
Performance rights expense	4,304	1,806	4,304	1,806
Transfer to issued capital on purchase of shares to satisfy performance rights	(977)	-	(977)	-
Balance at the end of the financial year	5,822	2,495	5,822	2,495

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
(D) RETAINED PROFITS					
Balance at the beginning of the financial year		67,422	26,050	52,937	24,762
Profit attributable to members of WorleyParsons Limited		139,106	66,452	81,377	53,255
Dividends paid	27	(63,535)	(25,080)	(63,535)	(25,080)
Balance at the end of the financial year		142,993	67,422	70,779	52,937

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000
25 MINORITY INTERESTS IN CONTROLLED ENTITIES		
MINORITY INTERESTS IN CONTROLLED ENTITIES COMPRISE:		
Interest in:		
Issued capital	405	943
Reserves	-	(164)
Retained profits	1,071	2,860
	1,476	3,639

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000
26 EARNINGS PER SHARE		
Basic earnings per share (cents per share)	68.0	36.0
Net profit used as the numerator in calculating basic earnings per share ($'000)	139,106	66,452
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,558,651	184,492,081
Diluted earnings per share (cents per share)	67.9	35.9
Net profit used as the numerator in calculating diluted earnings per share ($'000)	139,106	66,452
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share	204,950,598	184,884,058

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000

27 DIVIDENDS

(A) ORDINARY SHARES

Final ordinary dividend for the financial year ended 30 June 2004 of 6.5 cents per ordinary share paid on 30 September 2004*	-	9,708	-	9,708
Interim ordinary dividend for the financial year ended 30 June 2005 of 7.5 cents per ordinary share paid on 6 April 2005*	-	15,372	-	15,372
Final ordinary dividend for the financial year ended 30 June 2005 of 12.5 cents per ordinary share paid on 30 September 2005*	25,619	-	25,619	-
Interim ordinary dividend for the financial year ended 30 June 2006 of 18.5 cents per ordinary share paid on 7 April 2006#	37,916	-	37,916	-
Total dividends paid	63,535	25,080	63,535	25,080

* Fully franked dividend.

\# Partly franked dividend.

Since the end of the financial year, the directors have declared a final dividend of 22.5 cents per fully paid ordinary share, partly franked based on tax paid at 30%. In accordance with Accounting Standard AASB 137 "Provisions, Contingent Liabilities and Contingent Assets", the aggregate amount of the proposed final dividend of $46.1 million is not recognised as a liability as at 30 June 2006.

(B) FRANKING CREDIT BALANCE

Franking credits available for subsequent financial years based on a tax rate of 30%	6,721	14,644	6,721	14,644

The above amounts represent the balance of the franking account at the end of the financial year, adjusted for:

(a) franking credits that will arise from the payment of the current tax liability;

(b) franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d) franking credits that may be prevented from being distributed in subsequent financial years.

The consolidated amounts include franking credits that would be available to the parent entity if distributable profits of controlled entities were paid as dividends.

28 INVESTMENTS IN CONTROLLED ENTITIES

(A) WORLEYPARSONS LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES:

			BENEFICIAL INTEREST HELD BY CONSOLIDATED ENTITY		COST OF PARENT ENTITY'S INVESTMENT	
ENTITY	NOTES	COUNTRY OF INCORPORATION	2006 %	2005 %	2006 $'000	2005 $'000
Engineering Securities Pty Limited atf The Worley Limited Trust		Australia	100	100	94,660	94,660
A.C.N. 009 009 643 Pty Limited	(1)	Australia	100	100	-	-
A.C.N. 009 265 927 Pty Limited	(1), (a)	Australia	100	100	-	-
Australian Biodiesel Pty Limited	(1)	Australia	51	51	-	-
BRW Power Generation (Esperance) Pty Limited		Australia	75	75	-	-
Cadskills Pte Limited		Singapore	100	100	-	-
Clyde WorleyParsons Pte Limited		Singapore	-	100	-	-
CTR Solutions Pty Limited	(1)	Australia	100	100	-	-
Damit WorleyParsons Engineering Sdn Bhd		Brunei	70	70	-	-
EFC Capital Limited	(5)	Cyprus	100	-	-	-
EnergySkills Recruitment (Thailand) Limited		Thailand	100	100	-	-
Exmouth Power Station Pty Limited		Australia	100	100	-	-
Fraser Worley Pty Limited	(1)	Australia	100	100	-	-
Gilbert/ Commonwealth, Inc		USA	100	100	-	-
HGE Inc	(6)	USA	100	-	-	-
Holbourn Pty Limited atf The WorleyParsons Limited Plans Trust		Australia	100	100	-	-
Jones & Jones Engineering Design Pty Limited		Australia	100	51	-	-
Komex (Cyprus) Limited	(5)	Cyprus	100	-	-	-
Komex Egypt Limited	(5)	Egypt	100	-	-	-
Komex Environmental (Ireland) Limited	(5)	Ireland	100	-	-	-
Komex Iberica Ambiental S.L	(5)	Spain	100	-	-	-
Maison Parsons E&C (Beijing) Engineering & Technology Co Limited	(3)	People's Republic of China	75	75	-	-
Mar WorleyParsons, S.A. de C.V.		Mexico	55	-	-	-
Maxview Engineering Limited	(3)	Hong Kong	100	100	-	-

28 INVESTMENTS IN CONTROLLED ENTITIES (continued)

(A) WORLEYPARSONS LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES: (continued)

			Beneficial interest held by consolidated entity		Cost of parent entity's investment	
Entity	Notes	Country of incorporation	2006 %	2005 %	2006 $'000	2005 $'000
MEG Plus Limited		Canada	100	50	-	-
Pars Worley Qeshm Limited		Iran	60	60	-	-
Parsons E&C Bulgaria Limited		Bulgaria	100	100	-	-
Parsons E&C Construction Services Inc		USA	100	100	-	-
Parsons E&C de Mexico SA de CV		Mexico	100	100	-	-
Parsons Energy & Chemicals Group Limited		Cayman Islands	100	100	-	-
Parsons Group International Zagreb d.o.o	(1)	Croatia	100	100	-	-
Parsons Power Group Inc		USA	100	100	-	-
Parsons Proceso y Asociados SA	(1)	Columbia	71	71	-	-
Parsons Tecnica de Venezuela, CA		Venezuela	100	100	-	-
PCT Pollution Control Technology Limited	(5)	Canada	100	-	-	-
Pollution Control Technologies Inc	(5)	USA	100	-	-	-
Pollution Control Technologies Limited	(5)	United Kingdom	100	-	-	-
PT Ceria Worley		Indonesia	100	87.5	-	-
Sinn Phan Thavee Co Limited		Thailand	100	100	-	-
SIP Engineering Corporation		USA	100	100	-	-
SolarRem Corporation	(5)	USA	100	-	-	-
Source Personnel Pty Limited		Australia	100	100	-	-
Worley & Partners Engineering Consultancy LLC		Oman	60	60	-	-
Worley Astron Pty Limited		Australia	100	100	-	-
Worley International Inc		USA	100	100	-	-
Worley No 2 Pty Limited	(4)	Australia	100	100	-	-
Worley SAFF Qeshm Limited		Iran	60	60	-	-
Worley SPV1 Pty Limited		Australia	100	100	-	-
Worley SPV2 Pty Limited		Australia	100	100	-	-
Worley UK Finance Pty Limited		Australia	100	100	-	-
Worley US Finance Pty Limited		Australia	100	100	-	-
WorleyParsons (AES) Pte Limited		Singapore	100	-	-	-
WorleyParsons (DRPL) Pte Limited	(b)	Singapore	100	100	-	-
WorleyParsons (Thailand) Limited		Thailand	100	100	-	-
WorleyParsons Australia Inc	(c)	USA	100	100	-	-
WorleyParsons Canada Finance Pty Limited		Australia	100	-	-	-
WorleyParsons Canada Limited		Canada	100	-	-	-
WorleyParsons Construction Services of Louisiana Inc	(d)	USA	100	100	-	-
WorleyParsons Constructors Inc	(e)	USA	100	100	-	-
WorleyParsons Corporation	(f)	USA	100	100	-	-
WorleyParsons Developments Pty Limited		Australia	100	100	-	-
WorleyParsons do Brasil Engenharia Ltda	(g)	Brazil	100	100	-	-
WorleyParsons E&C of Canada Limited	(h)	Canada	100	100	-	-
WorleyParsons EAMES Holdings Limited		United Kingdom	100	100	-	-
WorleyParsons Egypt Ltd	(i)	Egypt	100	100	-	-
WorleyParsons Energy Services Company	(j)	USA	100	100	-	-
WorleyParsons Energy Services LLC		USA	100	100	-	-
WorleyParsons Engineering (India) Pvt Limited	(k)	India	100	100	-	-
WorleyParsons Engineering Pty Limited	(4)	Australia	100	100	-	-
WorleyParsons Engineers Limited	(l)	Cayman Islands	100	100	-	-
WorleyParsons Europe Limited	(m)	United Kingdom	100	100	-	-
WorleyParsons Financial Services Pty Limited	(4)	Australia	100	100	160,179	160,179
WorleyParsons GPX Pty Limited	(2)	Australia	-	50.1	-	-
WorleyParsons Group Inc	(n)	USA	100	100	-	-
WorleyParsons Gulf Coast Services Inc	(o)	USA	100	100	-	-
WorleyParsons HK Limited		Hong Kong	100	100	-	-

			Beneficial interest held by consolidated entity		Cost of parent entity's investment	
Entity	Notes	Country of incorporation	2006 %	2005 %	2006 $'000	2005 $'000
WorleyParsons Holding Pty Limited atf the WP Holding Trust		Australia	100	100	-	-
WorleyParsons Infrastructure (M) Sdn Bhd	(p)	Malaysia	100	100	-	-
WorleyParsons Infrastructure Holdings Pty Limited		Australia	100	-	-	-
WorleyParsons International	(q)	USA	100	100	-	-
WorleyParsons International Inc	(r)	USA	100	100	-	-
WorleyParsons International Infrastructure Pty Limited		Australia	100	100	-	-
WorleyParsons Kazakhstan LLP	(3), (s)	Republic of Kazakhstan	100	100	-	-
WorleyParsons Komex Inc	(5)	USA	100	-	-	-
WorleyParsons Komex Limited	(5)	United Kingdom	100	-	-	-
WorleyParsons Limitada		Chile	100	-	-	-
WorleyParsons Malta Holdings Limited		Malta	100	-	-	-
WorleyParsons Malta Limited		Malta	100	-	-	-
WorleyParsons MEG Limited	(7)	Canada	-	50	-	-
WorleyParsons Momin Sdn Bhd		Brunei	80	80	-	-
WorleyParsons of North Carolina Inc	(1), (t)	USA	100	100	-	-
WorleyParsons of Virginia Inc	(1), (u)	USA	100	100	-	-
WorleyParsons Oman Engineering LLC	(v)	Oman	51	51	-	-
WorleyParsons Philippines Inc		Philippines	100	-	-	-
WorleyParsons Pte Limited		Singapore	100	100	-	-
WorleyParsons Qatar WLL		Qatar	100	100	-	-
WorleyParsons Risk Management Limited		Bermuda	100	-	-	-
WorleyParsons Sdn Bhd		Malaysia	100	100	-	-
WorleyParsons SEA Pty Limited		Australia	100	100	-	-
WorleyParsons Services Inc	(w)	USA	100	100	-	-
WorleyParsons Services Pty Limited	(4)	Australia	100	100	-	-
WorleyParsons Singapore Holding Pte Limited		Singapore	100	100	-	-
WorleyParsons South America Holdings Limited		Australia	100	-	-	-
WorleyParsons South Carolina Inc	(1), (x)	USA	100	100	-	-
WorleyParsons SRM Sdn Bhd		Malaysia	100	100	-	-
WorleyParsons Technologies Pty Limited		Australia	100	100	-	-
WorleyParsons Trinidad Limited		Trinidad	100	100	-	-
WorleyParsons US Holding Corporation	(y)	USA	100	100	-	-
WorleyParsons West Inc	(z)	USA	100	100	-	-
WP Infrastructure Developments Pty Limited		Australia	100	100	-	-
WP Management Pty Limited atf The WP Management Trust		Australia	100	100	-	-
WPES International LLC		USA	100	100	-	-
WPES Tecnica de Venezuela CA		Venezuela	100	100	-	-
					254,839	254,839

* Investment less than $500.
(a) Previously named Worley Infrastructure Pty Limited.
(b) Previously named Development Resources Pte Limited.
(c) Previously named Parsons E&C Australia Inc.
(d) Previously named Parsons Constructors Construction Services of Louisiana Inc.
(e) Previously named Parsons E&C Constructors Inc.
(f) Previously named Parsons E&C Corporation.
(g) Previously named Parsons E&C do Brasil Engenharia Ltda.
(h) Previously named Parsons E&C of Canada Limited.
(i) Previously named Parsons E&C Egypt Limited.
(j) Previously named Parsons Energy Services Company.
(k) Previously named Worley Engineering (India) Pvt Limited.
(l) Previously named Parsons Engineers Limited.
(m) Previously named Parsons E&C Europe Limited.
(n) Previously named Parsons Energy & Chemicals Group Inc.
(o) Previously named Parsons Gulf Coast Services Inc.
(p) Previously named Fraser Worley (M) Sdn Bhd.
(q) Previously named Parsons International.
(r) Previously named Parsons E&C International Inc.
(s) Previously named Parsons E&C Kazakhstan LLP.
(t) Previously named Parsons E&C of North Carolina Inc.
(u) Previously named Parsons E&C of Virginia Inc.
(v) Previously named Parsons Group Oman Engineering LLC.
(w) Previously named Parsons E&C Services Inc.
(x) Previously named Parsons E&C South Carolina Inc.
(y) Previously named Apollo Corporation.
(z) Previously named Parsons Energy & Chemicals West Inc.
(1) Dormant company.
(2) Divested during the financial year.
(3) Balance date is 31 December.
(4) Entities subject to Class Order relief.
(5) Entities acquired as part of Komex Environmental Limited group.
(6) Entity acquired as part of HGE acquisition.
(7) Amalgamated into WorleyParsons Canada Limited.

28 INVESTMENTS IN CONTROLLED ENTITIES (continued)

(A) WORLEYPARSONS LIMITED ACCOUNTS INCLUDE A CONSOLIDATION OF THE FOLLOWING ENTITIES: (continued)

Pursuant to Class Order 98/1418, relief has been granted to WorleyParsons Services Pty Limited, Worley No 2 Pty Limited, WorleyParsons Engineering Pty Limited and WorleyParsons Financial Services Pty Limited from the Corporations Act 2001 requirements for preparation, audit and lodgement of their financial reports. As a condition of the Class Order, WorleyParsons Limited, together with the parties noted, entered into a Deed of Cross Guarantee on 26 May 2003. The effect of the deed is that WorleyParsons Limited has guaranteed to pay any deficiency in the event of winding up of the abovementioned controlled entities. The controlled entities have also given a similar guarantee in the event that WorleyParsons Limited is wound up. The consolidated income statement and balance sheet of the entities which are parties to the Deed of Cross Guarantee and the Worley Limited Trust ("Closed Group") are as follows:

	CLOSED GROUP	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
(B) CLOSED GROUP		
INCOME STATEMENT		
Profit before income tax expense	109,177	44,933
Income tax expense	(10,354)	(9,244)
Profit after tax from continuing operations	98,823	35,689
Profit attributable to members of WorleyParsons Limited	98,823	35,689
Retained profits at the beginning of the financial year	25,637	15,028
Dividends paid	(63,535)	(25,080)
Retained profits at the end of the financial year	60,925	25,637

	CLOSED GROUP	
	30 JUNE 2006 $'000	30 JUNE 2005 $'000
BALANCE SHEET		
ASSETS		
Current assets		
Cash and cash equivalents	20,511	27,693
Trade and other receivables	166,068	135,592
Inventories	59,740	16,329
Other financial assets	3,809	1,258
Total current assets	250,128	180,872
Non-current assets		
Investments in associates	8,786	12,080
Other financial assets	210,575	184,164
Property, plant and equipment	5,467	4,171
Intangible assets	55,712	49,369
Deferred tax assets	17,769	6,537
Other	1,289	11,789
Total non-current assets	299,598	286,110
TOTAL ASSETS	549,726	448,982
LIABILITIES		
Current liabilities		
Trade and other payables	76,477	56,388
Interest bearing loans and borrowings	35,167	103
Income tax payable	729	1,161
Provisions	21,457	18,329
Total current liabilities	133,830	75,981
Non-current liabilities		
Interest bearing loans and borrowings	18	130
Deferred tax liabilities	16,286	9,792
Provisions	6,218	2,765
Total non-current liabilities	22,522	12,687
TOTAL LIABILITIES	156,352	88,668
NET ASSETS	393,374	360,314
EQUITY		
Issued capital	327,103	332,517
Reserves	5,346	2,160
Retained profits	60,925	25,637
TOTAL EQUITY	393,374	360,314

(C) ACQUISITION OF CONTROLLED ENTITIES

Effective 1 August 2005, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest of WorleyParsons MEG Limited ("MEG") for a total consideration of $17.8 million and gained effective control at that date. From the date of acquisition to 30 June 2006, the incremental net profit after tax to the Group resulting from the increase in ownership percentage was $1.6 million. The deferred consideration of $7.7 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

Effective 1 September 2005, wholly owned subsidiaries of WorleyParsons Limited, acquired 100% of Canadian minerals and metals company HG Engineering Limited ("HGE") for a total consideration of $16.2 million. HGE is an engineering and project management business with operations in Toronto, Canada and Dallas, Texas. HGE reported revenues of approximately $15.1 million in the previous year and has around 140 employees. From the date of acquisition to 30 June 2006, HGE contributed $2.3 million to the net profit after tax of the Group. The deferred consideration of $6.1 million is payable in two equal cash instalments due on the first and second anniversaries of the acquisition.

On 1 January 2006, WorleyParsons (Canada) Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired 100% of Komex Environmental Limited ("Komex") for a total consideration of $35.2 million. Komex is a Calgary based group that provides a range of services including water resource engineering and specialist geotechnical and environmental consulting and engineering to the resources and energy sector. From the date of acquisition to 30 June 2006, Komex has contributed $2.7 million to the net profit after tax of the Group. Komex employs approximately 420 staff and has operations in Canada, the USA and Europe.

During the year, wholly owned subsidiaries of WorleyParsons Limited increased their ownership in PT Ceria Worley from 85% to 100%, in Parsons E&C United Limited from 50% to 100% and in Jones & Jones Engineering Design Pty Limited from 51% to 100%. The total amount of cash paid in relation to the acquisition of controlled entities during the year was $61.5 million.

If these business combinations had taken place at 1 July 2005, the profit after tax for the Group would have been $144.4 million and the revenue from continuing operations would have been $2,441 million.

The fair value of the identifiable net assets acquired is as follows:

	MEG ACQUISITION $'000	HGE ACQUISITION $'000	KOMEX ACQUISITION $'000
ASSETS			
Cash and cash equivalents	1,194	955	4,351
Trade and other receivables	11,626	6,889	16,436
Inventories	642	-	3,068
Prepayments	319	92	585
Other financial assets	286	3	66
Property, plant and equipment	1,810	550	3,615
TOTAL ASSETS	15,877	8,489	28,121
LIABILITIES			
Trade and other payables	9,650	5,388	11,631
Income tax payable	575	430	1,365
Interest bearing loans and borrowings	-	-	344
Provisions	-	243	325
TOTAL LIABILITIES	10,225	6,061	13,665
NET ASSETS	5,652	2,428	14,456
Existing investment accounted for using the equity method	(5,143)	-	-
Goodwill arising on acquisition	17,249	13,732	20,750
Total consideration paid	17,758	16,160	35,206
Consideration:			
Cash consideration	9,987	9,894	35,177
Deferred consideration	7,682	6,108	-
Costs associated with the acquisition	89	158	29
Total consideration paid	17,758	16,160	35,206
Net cash effect:			
Cash consideration (including costs) paid	(10,076)	(10,052)	(35,206)
Cash included in net assets acquired	1,194	955	4,351
Net cash outflow	(8,882)	(9,097)	(30,855)

29 INVESTMENTS IN ASSOCIATES

(A) DETAILS OF INVESTMENTS IN ASSOCIATES ARE AS FOLLOWS:

		OWNERSHIP INTEREST CONSOLIDATED		CARRYING VALUE CONSOLIDATED	
ENTITY	PRINCIPAL ACTIVITY	2006 %	2005 %	2006 $'000	2005 $'000
Beijing MaisonWorleyParsons Engineering & Technology Co Limited[2,(a)]	Hydrocarbons	50	50	7,197	5,665
Burns & Roe Worley Pty Limited	Power and Water	50	50	3,603	4,562
Clyde-WorleyParsons Pte Limited	Minerals and Metals	50	100	-	-
DeltaAfrik Engineering Limited	Hydrocarbons	49	49	-	-
Esperance Power Station Pty Limited	Power	43.75	43.75	4,442	4,071
Esperance Pipeline Company Pty Limited	Power	43.75	43.75	5,855	5,090
Gazneft Engineering LLC[2]	Hydrocarbons	50	-	773	-
GCR Limited	Power	49	49	-	-
I&E Systems Pty Limited	Technology	50	50	1,374	625
Inepar LLC[(b)]	Dormant	-	50	-	-
John Thompson Engineering Pty Limited	Power	50	50	-	-
KDPC Limited	Hydrocarbons	50	50	-	-
MEG Plus Limited[(c)]	Hydrocarbons	-	50	-	-
NWKC LLC	Hydrocarbons	50	50	590	574
Pacific Waterworks LLC[(e)]	Infrastructure	50	-	-	-
Parsons E&C United Limited[(c)]	Hydrocarbons	-	50	-	1,016
Petrocon Arabia Co Limited[2]	Hydrocarbons	50	50	6,308	5,330
Perunding Ranhill Worley Sdn Bhd	Hydrocarbons	50	50	825	766
PFD International LLC	Hydrocarbons	50	50	4,254	1,696
PFD (UK) Limited	Hydrocarbons	50	50	-	-
Protek Engineers Sdn Bhd	Hydrocarbons	49	49	315	254
Ranhill Worley Engineering Sdn Bhd	Hydrocarbons	40	40	85	81
Ranhill WorleyParsons Sdn Bhd	Hydrocarbons	49	49	5,132	4,012
Sakhneftegaz Engineering[2]	Hydrocarbons	49	-	76	-
Transfield Worley Limited[3]	Hydrocarbons	50	50	4,289	3,387
Worley ABB Procurement Pty Limited	Procurement	50	50	-	-
Worley Arabia Co Limited[2]	Hydrocarbons	50	50	1,180	693
Worley Maunsell Pty Limited	Dormant	50	50	-	-
WorleyParsons Kuwait WLL[(d)]	Hydrocarbons	49	49	38	37
WorleyParsons MEG Limited[1,(c)]	Hydrocarbons	-	50	-	4,934
				46,336	42,793

1 Balance date is 31 July.
2 Balance date is 31 December.
3 Balance date is 31 March.
(a) Previously named Maison Worley Chemical Engineering Technology Co Limited.
(b) Liquidated during the financial year.
(c) Acquired control during the financial year.
(d) Previously named Parsons E&C Kuwait WLL.
(e) Interest acquired as part of Komex Environmental Limited group.

	CONSOLIDATED	
	2006 $'000	2005 $'000

29 INVESTMENTS IN ASSOCIATES (continued)

	2006 $'000	2005 $'000
(B) CARRYING AMOUNT OF INVESTMENTS IN ASSOCIATES		
Carrying amount at the beginning of the financial year	42,793	27,791
Addition of new investments	797	12,836
Capital repayment	(469)	-
Change in accounting from associates to controlled entities	(5,328)	(2,545)
	37,793	38,082
Net profits of associates	10,951	12,263
Less: Dividends received	(3,210)	(6,455)
Movement in hedge reserves of associates	727	-
Movement in foreign currency translation reserve of associates	75	(1,097)
Carrying amount at the end of the financial year	46,336	42,793
(C) NET PROFITS ATTRIBUTABLE TO ASSOCIATES		
Operating profits before income tax expense	18,454	15,489
Income tax expense	(5,588)	(3,226)
Share of profits of associates accounted for using the equity method	12,866	12,263
Capitalised losses relating to operations with a subsidiary	(1,915)	-
Net profits of associates	10,951	12,263
(D) RESERVES ATTRIBUTABLE TO ASSOCIATES		
(i) FOREIGN CURRENCY TRANSLATION RESERVE		
Balance at the beginning of the financial year	(2,300)	(1,203)
Effect of increase/(decrease) in reserve during the financial year	75	(1,097)
Balance at the end of the financial year	(2,225)	(2,300)
(ii) RETAINED PROFITS		
Balance at the beginning of the financial year	17,009	11,201
Share of net profits of associates	10,951	12,263
Dividends received from associates	(3,210)	(6,455)
Balance at the end of the financial year	24,750	17,009
(E) SHARE OF ASSOCIATES' CONTINGENT LIABILITIES		
Performance-related guarantees issued	5,377	7,633
(F) SHARE OF ASSOCIATES' EXPENDITURE COMMITMENTS		
Operating lease commitments	6,432	7,396
Finance lease commitments	13,849	9,107
Capital expenditure commitments	380	87
Other commitments*	7,695	7,512
	28,356	24,102

* Relates to expenditure commitments for the Esperance Energy Project.

(G) SUMMARY OF THE FINANCIAL POSITION OF ASSOCIATES

The consolidated entity's share of aggregate assets and liabilities of associates is:

	2006 $'000	2005 $'000
Current assets	151,107	74,845
Non-current assets	42,064	41,592
Current liabilities	(125,897)	(55,119)
Non-current liabilities	(26,976)	(26,612)
Net assets	40,298	34,706
Goodwill at the end of the financial year	6,038	8,087
Carrying amount at the end of the financial year	46,336	42,793

30 INTERESTS IN JOINT VENTURES

Controlled entities have entered into the following joint venture operations:

		OWNERSHIP INTEREST CONSOLIDATED	
JOINT VENTURE ENTITY	PRINCIPAL ACTIVITY	2006 %	2005 %
APE Joint Venture	Hydrocarbons	50	50
EOS Joint Venture	Hydrocarbons	50	50
Foster Wheeler Energy WorleyParsons Joint Venture (Browse LNG)	Hydrocarbons	50	-
Foster Wheeler WorleyParsons (BPV) Joint Venture	Hydrocarbons	50	-
Foster Wheeler WorleyParsons (LNG Phase V) Joint Venture	Hydrocarbons	25	25
FWP Joint Venture[1]	Hydrocarbons	50	-
G*UB*MK Constructors Joint Venture	Power	34	34
Iraq Power Alliance Joint Venture	Power	50	-
MG Joint Venture	Minerals and Metals	50	50
Parsons Iraq Joint Venture	Hydrocarbons	85	85
Transfield Worley Joint Venture	Hydrocarbons	50	50
Transfield Worley TRAGS Joint Venture	Hydrocarbons	27.5	27.5
Worley ABB Joint Venture[2]	Hydrocarbons	-	50
Worley Dome Joint Venture	Hydrocarbons	51	51
Worley Maunsell Joint Venture	Minerals and Metals	50	50
Komex/Hazco Grande Prairie Joint Venture	Infrastructure	50	-

1 Balance date is 31 December.
2 Closed.

The consolidated entity's interests in the assets employed in the joint ventures are included in the consolidated balance sheet under the following classifications:

	CONSOLIDATED	
	2006 $'000	2005 $'000
ASSETS		
Current assets		
Cash and cash equivalents	7,734	8,903
Trade and other receivables	34,756	34,601
Inventories	34,069	26,480
Other financial assets	169	275
Total current assets	76,728	70,259
Non-current assets		
Plant and equipment	98	136
Other non-current assets	81	83
Total non-current assets	179	219
TOTAL ASSETS	76,907	70,478
LIABILITIES		
Current liabilities		
Trade and other payables	40,889	40,393
Provisions	4,060	2,676
Total current liabilities	44,949	43,069
Non-current liabilities		
Other	414	452
Total non-current liabilities	414	452
TOTAL LIABILITIES	45,363	43,521
NET ASSETS	31,544	26,957

	CONSOLIDATED		PARENT ENTITY	
	2006 $'000	2005 $'000	2006 $'000	2005 $'000

31 FINANCING ARRANGEMENTS

The consolidated entity had unrestricted access at balance date to the following lines of credit:

SECURED FACILITIES

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Total facilities available:				
Loan facilities	28,079	28,079	-	-
Overdraft facilities	-	1,248	-	-
Bank guarantees and letters of credit	-	-	-	-
	28,079	29,327	-	-
Facilities utilised at balance date:				
Loan facilities	20,089	5,443	-	-
Overdraft facilities	-	333	-	-
Bank guarantees and letters of credit	-	-	-	-
	20,089	5,776	-	-
Facilities not utilised at balance date:				
Loan facilities	7,990	22,636	-	-
Overdraft facilities	-	915	-	-
Bank guarantees and letters of credit	-	-	-	-
	7,990	23,551	-	-

UNSECURED FACILITIES

	2006 $'000	2005 $'000	2006 $'000	2005 $'000
Total facilities available:				
Loan facilities	238,595	204,171	209,239	204,171
Overdraft facilities	12,723	9,742	5,000	5,500
Bank guarantees and letters of credit	186,739	135,830	137,696	131,548
	438,057	349,743	351,935	341,219
Facilities utilised at balance date:				
Loan facilities	104,278	65,857	104,278	-
Overdraft facilities	7,929	2,551	-	-
Bank guarantees and letters of credit	101,288	76,563	87,397	-
	213,495	144,971	191,675	-
Facilities not utilised at balance date:				
Loan facilities	134,317	138,314	104,961	204,171
Overdraft facilities	4,794	7,191	5,000	5,500
Bank guarantees and letters of credit	85,451	59,267	50,299	131,548
	224,562	204,772	160,260	341,219

SECURED FACILITIES

Financing facilities of WorleyParsons are now largely unsecured. The secured loan facility relates to the Exmouth Power Project which is secured by fixed and floating charges over the assets of the Exmouth Power Station Pty Limited, 100% owned by a wholly owned subsidiary of WorleyParsons.

32 NON-CASH FINANCING ACTIVITIES

	NOTES	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2006 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000
Acquisition of plant and equipment by means of finance leases		392	-	-	-

		CONSOLIDATED		PARENT ENTITY	
	NOTES	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
33 NOTES TO THE CASH FLOW STATEMENT					
Reconciliation of profit after tax to net cash inflow from continuing operations:					
Profit after tax from continuing operations		141,742	68,705	81,377	53,255
NON CASH ITEMS					
Depreciation of non-current assets	4	12,676	8,387	-	-
Amortisation of non-current assets		5,300	6,235	-	-
Amortisation of deferred expenditure		471	104	-	-
Performance rights expense		7,109	2,915	-	-
Dividends received from associates	29(B)	3,210	6,455	-	-
Net loss on disposal of property, plant and equipment	4	41	101	-	-
Net loss on sale of investments		197	-	-	-
Net loss on write-down of investments		3,150	-	-	-
Provisions for losses in controlled entities		(552)	-	-	-
Provisions for loans to controlled entities		620	-	-	-
Net profits attributable to associates	29(C)	(12,866)	(12,263)	-	-
Impairment of assets	4	1,915	-	-	-
Net gain on foreign exchange		-	-	1,820	(2,370)
Finance charges on capitalised leases	4	46	33	-	-
Cash flow adjusted for non-cash items		163,059	80,672	83,197	50,885
CHANGES IN ASSETS AND LIABILITIES ADJUSTED FOR EFFECTS OF PURCHASE OF CONTROLLED ENTITIES DURING THE FINANCIAL YEAR					
(Increase)/decrease in trade and other receivables		(64,642)	(34,177)	(10,263)	(13,888)
Increase in prepayments		(8,643)	(3,741)	-	-
(Increase)/decrease in other non-current assets		(4,087)	158	-	-
Increase in inventories		(80,364)	(9,578)	-	-
(Increase)/decrease in deferred tax assets		(16,627)	(1,802)	363	(1,629)
Increase/(decrease) in trade and other payables		73,714	54,155	(1,828)	(6)
(Decrease)/increase in billings in advance		(28,558)	6,772	-	-
Increase/(decrease) in income tax payable		6,047	(5,124)	4,835	(196)
Increase in other provisions		65,127	27,093	-	-
Increase/(decrease) in other creditors and accruals		3,001	(35,020)	-	-
Increase in deferred tax liabilities		13,577	3,165	(711)	711
Exchange rate movement on opening balances		1,675	5,641	-	2,370
(Decrease)/increase in issued capital		(7,622)	2,914	(7,622)	2,914
Net cash inflow from operating activities		115,657	91,128	67,971	41,161

34 COMMITMENTS FOR EXPENDITURE

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
(A) OPERATING LEASES					
Commitments for minimum lease payments in relation to non-cancellable operating leases are payable as follows:					
Within one year		49,127	38,678	-	-
Later than one year and not later than five years		134,834	86,309	-	-
Later than five years		41,611	21,755	-	-
Commitments not recognised in the financial statements		225,572	146,742	-	-
(B) FINANCE LEASES					
Commitments in relation to finance leases are payable as follows:					
Within one year		279	213	-	-
Later than one year and not later than five years		276	218	-	-
Minimum lease payments		555	431	-	-
Less: future finance charges		(35)	(24)	-	-
Total lease liabilities		520	407	-	-
Representing lease liabilities:					
Current	17	261	201	-	-
Non-current	20	259	206	-	-
Total lease liabilities		520	407	-	-
(C) CAPITAL EXPENDITURE COMMITMENTS					
Estimated capital expenditure contracted for at reporting date but not provided for payable as follows:					
Within one year		68	18,065	-	-
Later than one year and not later than five years		-	161	-	-
		68	18,226	-	-

35 CONTINGENT LIABILITIES

(A) GUARANTEES

The consolidated entity is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance-related obligations.

These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	1,600	5,349	-	-
Bank guarantees outstanding at balance date in respect of contractual performance	99,688	71,214	-	-
	101,288	76,563	-	-

The consolidated entity is subject to various actual and pending claims arising in the normal course of business. The directors are of the view that the consolidated entity is adequately provided in respect of these claims.

(B) ASBESTOS

Certain members of Parsons E&C Group and other subsidiaries of Parsons Corporation, have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos.

Based on its due diligence investigations during the acquisition of Parsons E&C Corporation from Parsons Corporation, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C Corporation, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities.

36 EMPLOYEE BENEFITS AND SUPERANNUATION COMMITMENTS

	NOTES	CONSOLIDATED 2006 $'000	CONSOLIDATED 2005 $'000	PARENT ENTITY 2006 $'000	PARENT ENTITY 2005 $'000
EMPLOYEE BENEFITS					
The aggregate employee benefits liability, including on-costs is comprised of:					
Provisions (current)	19	54,481	47,526	-	-
Provisions (non-current)	22	6,916	2,869	-	-
		61,397	50,395	-	-
EMPLOYEE NUMBERS					
Number of employees as at 30 June		14,310	12,000	-	-

SUPERANNUATION COMMITMENTS

The consolidated entity does not operate a superannuation fund. The consolidated entity contributes to various superannuation funds at the statutory superannuation guarantee rate.

EXECUTIVE PERFORMANCE RIGHTS

On 30 November 2005, a total of 1,139,483 performance rights with a fair value of $10.6 million were granted to employees of the consolidated entity with annual vesting periods over three years. In line with the vesting periods, the fair value of the performance rights at inception is being amortised over three years on a straight line basis. The fair value of the rights issued has been determined using an appropriate pricing model that takes into account the vesting and performance criteria of the performance right. 653,552 rights were exercised during the financial year ended 30 June 2006 and 64,732 rights lapsed. No performance rights were eligible for exercise during the financial year ended 30 June 2005.

37 DIRECTOR AND EXECUTIVE DISCLOSURES

(A) DIRECTORS

The names of persons who were directors of WorleyParsons Limited at any time during the financial year were as follows:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill (Chief Executive Officer)

Eric Gwee

William Hall

David Housego

REMUNERATION PAID AND OTHER SPECIFIC DISCLOSURES

DETAILS OF REMUNERATION

Details of the remuneration paid to key management personnel of the Company and the Group during the financial years ended 30 June 2006 and 2005 are set out in the following table.

		PRIMARY BENEFITS			POST EMPLOYMENT		SHARE BASED PAYMENTS	TOTAL
		SALARY AND FEES $	STI/CASH BONUS[1] $	NON MONETARY BENEFITS[2] $	STATUTORY SUPERANNUATION $	OTHER[3] $	PERFORMANCE RIGHTS PLAN[4] $	$
EXECUTIVE DIRECTORS								
John Grill	FY2006	833,723	599,850	-	12,186	87,476	404,102	1,937,337
CEO	FY2005	680,929	1,529,439	-	11,644	87,476	225,384	2,534,872
William Hall	FY2006	655,979	557,089	50,976	14,726	36,815	449,923	1,765,508
Managing Director	FY2005	375,149	359,374	32,148	8,355	16,162	39,080	830,268
David Housego	FY2006	430,637	179,775	-	12,186	28,869	177,349	828,816
Chief Financial Officer	FY2005	329,713	485,370	-	11,067	26,100	96,131	948,381
Sub-total	FY2006	1,920,339	1,336,714	50,976	39,098	153,160	1,031,374	4,531,661
	FY2005	1,385,791	2,374,183	32,148	31,066	129,738	360,595	4,313,521
KEY MANAGEMENT PERSONNEL								
David Baughen	FY2006	476,793	148,683	27,070	73,903	-	102,701	829,150
Managing Director	FY2005	307,065	69,358	11,316	23,966	36,511	12,642	460,858
Peter Meurs	FY2006	352,914	148,320	6,194	12,186	24,594	163,962	708,170
Managing Director	FY2005	328,504	273,000	-	11,639	23,903	92,011	729,057
Jeffrey Osborne	FY2006	372,569	249,577	38,336	15,184	8,474	217,780	901,920
Senior Vice President	FY2005	216,118	153,112	25,045	8,355	3,556	19,298	425,484
Edward Pagano	FY2006	352,086	141,514	29,444	15,136	6,426	205,304	749,910
President	FY2005	203,886	73,229	16,385	8,355	2,586	15,171	319,612
Iain Ross	FY2006	464,603	192,375	-	12,186	-	167,787	836,951
Managing Director	FY2005	432,161	285,852	-	11,644	-	93,969	823,626
Andrew Wood	FY2006	399,353	154,980	-	12,186	-	165,830	732,349
Managing Director	FY2005	370,716	501,150	-	11,559	-	94,603	978,028
Sub-total	FY2006	2,418,318	1,035,449	101,044	140,781	39,494	1,023,364	4,758,450
	FY2005	1,858,450	1,355,701	52,746	75,518	66,556	327,694	3,736,665
Grand total	FY2006	4,338,657	2,372,163	152,020	179,879	192,654	2,054,738	9,290,111
	FY2005	3,244,241	3,729,884	84,894	106,584	196,294	688,289	8,050,186

1 The minimum value of the STI is nil. The maximum value is as shown above.

2 "Non-monetary benefits" includes benefits such as health insurance, company cars or car allowances, tax advisory services, life insurance and club memberships.

3 "Other" includes additional (i.e. non-statutory) contributions to superannuation and pension plans.

4 The value of the performance rights disclosed here is the assessed fair value at the date of grant to the executive directors and key management personnel allocated equally over the period from grant date to vesting date. Fair value at grant date is independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

Details of non-executive directors' remuneration for the financial years ended 30 June 2006 and 2005 are set out in the following table:

		PRIMARY BENEFITS	POST EMPLOYMENT	SHARE BASED PAYMENTS		TOTAL
		SALARY AND FEES[1] $	STATUTORY SUPERANNUATION[2] $	OTHER[3] $	NON-EXEC. DIRECTOR SHARE PLAN $	$
Ron McNeilly	FY2006	115,500	10,128	-	37,500	163,128
	FY2005	84,375	7,595	-	28,125	120,095
Grahame Campbell	FY2006	70,500	6,078	-	22,500	99,078
	FY2005	81,898	7,372	-	18,125	107,395
Erich Fraunschiel	FY2006	73,500	-	-	23,502	97,002
	FY2005	61,500	-	-	20,500	82,000
John Green	FY2006	21,000	1,620	33,750	38,250	94,620
	FY2005	29,000	2,610	-	43,500	75,110
Eric Gwee	FY2006	79,500	-	-	19,500	99,000
	FY2005	19,500	-	-	6,500	26,000
Total	FY2006	360,000	17,826	33,750	141,252	552,828
	FY2005	276,273	17,577	-	116,750	410,600

1 Includes travel and similar allowances.
2 Superannuation contributions are made on behalf of the non-executive directors in accordance with the Company's statutory superannuation obligations.
3 "Other" includes additional (i.e. non-statutory) contributions to superannuation and pension plans.

(B) EQUITY COMPENSATION PROGRAM

Particulars of the holdings of directors' and other key management personnel in the WorleyParsons Performance Rights Plan are as follows:

	OPENING BALANCE AS AT 1 JULY 2005	GRANTED	EXERCISED[2,3]	CLOSING BALANCE AS AT 30 JUNE 2006	RIGHTS DUE TO EXERCISE 30 SEPT 06[4]
EXECUTIVE DIRECTORS					
John Grill[5]					
Number	343,011	78,657	113,343	308,325	66,117
Value per share ($)	-	9.32	10.24	-	-
William Hall[5]					
Number	-	47,788	-	47,788	-
Value per share ($)	-	9.32	-	-	-
David Housego[5]					
Number	144,416	35,075	44,515	134,976	29,808
Value per share ($)	-	9.32	9.61	-	-
Total number	487,427	161,520	157,858	491,089	95,925
KEY MANAGEMENT PERSONNEL					
Andrew Wood					
Number	139,955	29,851	38,875	130,931	30,987
Value per share ($)	-	9.32	9.75	-	-
Iain Ross					
Number	138,647	30,721	37,567	131,801	30,987
Value per share ($)	-	9.32	9.87	-	-
Peter Meurs					
Number	140,387	30,746	44,515	126,618	25,779
Value per share ($)	-	9.32	9.99	-	-
David Baughen					
Number	19,118	31,700	-	50,818	-
Value per share ($)	-	9.32	-	-	-
Jeffrey Osborne					
Number	-	21,713	-	21,713	-
Value per share ($)	-	9.32	-	-	-
Edward Pagano					
Number	-	31,700	-	31,700	-
Value per share ($)	-	9.32	-	-	-
Total number	438,107	176,431	120,957	493,581	87,753
GRAND TOTAL					
Number	925,534	337,951	278,815	984,670	183,678

1 The first exercise date for grants made on 16 February 2006 (grant dated 29 September 2005) is 30 September 2008. The last exercise date for these performance rights is 30 September 2012. The minimum value of this grant is nil. The maximum value of the grant is the value per share multiplied by the number of rights granted.
2 During the financial year, the rights granted in the 2003 financial year vested and were exercised.
3 The value of the performance rights calculated at the date of exercise is equivalent to the share price on the date of exercise.
4 The rights granted in the 2004 financial year become exercisable on 30 September 2006.
5 The service and performance criteria for award of the performance rights are discussed above. Shareholders approved the grant of performance rights to Messrs Grill, Hall and Housego at the 2005 Annual General Meeting, even though grants of performance rights to Messrs Grill and Housego are the subject of an ASX waiver which applies while shares are purchased on market to satisfy performance rights which are exercised. The Board has determined to seek shareholder approval for annual grants of performance rights to all executive directors. The Board may determine that restrictions on transfer apply to the shares allocated on exercise of these performance rights.
(a) No rights lapsed or were forfeited during the financial year.
(b) The amounts disclosed as remuneration relating to equity rights is the assessed fair value at the date the rights were granted to executive directors and other key management personnel, allocated equally over the period from grant date to vesting date. Fair values at grant date are independently determined using an appropriate option pricing model in accordance with AASB 2 "Share Based Payments" that takes into account the exercise price, the term of the right, the vesting and performance criteria, the impact of dilution, the non-tradable nature of the right, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the right.

37 DIRECTOR AND EXECUTIVE DISCLOSURES (continued)

(C) CASH COMPENSATION PROGRAM

	OPENING BALANCE AS AT 1 JULY 2005	CLOSING BALANCE AS AT 30 JUNE 2006
EXECUTIVE DIRECTORS		
William Hall		
Number	41,756	41,756
Value ($)	260,825	839,296
OTHER KEY MANAGEMENT PERSONNEL		
Jeffrey Osborne		
Number	20,619	20,619
Value ($)	128,794	414,442
Edward Pagano		
Number	16,210	16,210
Value ($)	101,254	325,821
Total Number	78,585	78,585
Total Value ($)	490,873	1,579,559

(a) No cash was paid to any of the above personnel during the 2006 financial year and no cash entitlement was forfeited during the financial year.

(b) The cash rights are due to be settled on 30 September 2007.

(c) The amounts disclosed as remuneration relating to cash-settled performance rights granted to executive directors and other key management personnel is the fair value. The fair value of the liability is calculated initially at the grant date and is remeasured at each reporting date and at the date of each settlement until the liability is fully settled. Fair values at reporting date are independently determined using an appropriate pricing model for cash settled equity rights in accordance with AASB 2 "Share Based Payments" that takes into account the factors listed in footnote (b) to the table above for equity-based rights.

(D) PARTICULARS OF DIRECTORS' INTERESTS IN SHARES

Particulars of directors' and specified executives' beneficial interests in shares of WorleyParsons Limited as at the date of this report are as follows:

	NUMBER OF SHARES HELD IN WORLEYPARSONS LIMITED				
	BALANCE AT 1 JULY 2005	GRANTED AS REMUNERATION[1]	ON EXERCISE OF RIGHTS	SHARES SOLD	BALANCE AT 30 JUNE 2006
DIRECTORS					
Ron McNeilly	349,721	3,051	-	-	352,772
Grahame Campbell	451,807	1,831	-	-	453,638
Erich Fraunschiel	145,950	1,913	-	-	147,863
John Green	887,522	3,453	-	-	890,975
John Grill	32,424,222	-	113,343	(22,501)	32,515,064
Eric Gwee	968	1,587	-	-	2,555
William Hall	68,524	-	-	-	68,524
David Housego	366,667	-	44,515	(166,667)	244,515
Sub-total	34,695,381	11,835	157,858	(189,168)	34,675,906
KEY MANAGEMENT PERSONNEL					
Peter Meurs	13,897,456	-	44,515	(519,509)	13,422,462
Jeffrey Osborne	16,951	-	-	-	16,951
Edward Pagano	3,741	-	-	-	3,741
Iain Ross	398,223	-	37,567	-	435,790
Andrew Wood	708,376	-	38,875	-	747,251
Sub-total	15,024,747	-	120,957	(519,509)	14,626,195
Grand total	49,720,128	11,835	278,815	(708,677)	49,302,101

1 Shares granted as remuneration during the financial year.

38 REMUNERATION OF AUDITORS

	CONSOLIDATED 2006 $	CONSOLIDATED 2005 $	PARENT ENTITY 2006 $	PARENT ENTITY 2005 $
Remuneration for audit or review of the financial reports of the parent entity or any entity in the consolidated entity:				
Auditor of the parent entity	1,664,125	1,349,225	-	-
Other auditors of controlled entities	33,450	8,134	-	-
	1,697,575	1,357,359	-	-
Amounts received for other services:				
Services provided in relation to the acquisition of Parsons E&C Corporation	61,964	1,540,310	-	-
Tax related services	121,477	295,814	-	-
Group treasury review	21,000	-	-	-
Other acquisition related assurance services	85,000	-	-	-
	289,441	1,836,124	-	-
	1,987,016	3,193,483	-	-

39 RELATED PARTIES

(A) DIRECTORS

The names of persons who were directors of WorleyParsons Limited at any time during the financial year were as follows:

Ron McNeilly (Chairman)

Grahame Campbell

Erich Fraunschiel

John Green

John Grill (Chief Executive Officer)

Eric Gwee

William Hall

David Housego

(B) WHOLLY OWNED GROUP TRANSACTIONS

The wholly owned Group consists of WorleyParsons Limited and its wholly owned entities listed at note 28.

Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with entities in the wholly owned Group:

	CONSOLIDATED 12 MONTHS TO 30 JUNE 2006 $'000	CONSOLIDATED 12 MONTHS TO 30 JUNE 2005 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2006 $'000	PARENT ENTITY 12 MONTHS TO 30 JUNE 2005 $'000
Dividend revenue	-	-	85,000	51,068

	CONSOLIDATED		PARENT ENTITY	
	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000	12 MONTHS TO 30 JUNE 2006 $'000	12 MONTHS TO 30 JUNE 2005 $'000
(C) OTHER RELATED PARTIES				
Aggregate amounts included in the determination of operating profit before income tax that resulted from transactions with each class of other related parties:				
Dividend revenue				
Controlled entities	-	-	85,000	51,068
Associates and related parties	3,210	6,455	-	-
Other revenue				
Associates and related parties	1,346	800	-	-
Aggregate amounts brought to account in relation to other transactions with each class of other related parties:				
Loans advanced to				
Controlled entities	-	-	110,195	381,335
Associates and related parties	7,653	281	-	-
Loan repayments from				
Controlled entities	-	-	105,391	307,044
Associates and related parties	8,155	2,861	-	-
Aggregate amounts receivable from, and payable to, each class of other related parties at balance date:				
Current receivables				
Controlled entities	-	-	143,728	133,681
Associates and related parties	28,431	24,887	-	-
Current payables				
Associates and related parties	17,182	2,913	-	-

Related entities provide specific advisory services to controlled entities in the normal course of business. These transactions are made on normal terms and conditions and at market rates.

(D) CONTROLLING ENTITIES
WorleyParsons Limited is the ultimate Australian parent company.

40 SEGMENT INFORMATION

The Group operates in four primary business segments: Hydrocarbons, Power, Minerals & Metals and Infrastructure. The Hydrocarbons segment incorporates the Oil and Gas, and Refining, Petrochemicals and Chemicals business units.

12 MONTHS TO 30 JUNE 2006	HYDROCARBONS $'000	POWER $'000	MINERALS & METALS $'000	INFRASTRUCTURE $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
PRIMARY REPORTING - BUSINESS SEGMENTS							
Sales to external customers	1,302,046	320,518	184,655	101,461	-	(4,607)	1,904,073
Procurement services revenue	490,694	-	-	2,183	-	-	492,877
Inter-segment sales	4,113	-	1,387	5,244	-	(10,744)	-
Total sales revenue	1,796,853	320,518	186,042	108,888	-	(15,351)	2,396,950
Other revenue	-	-	141	2,110	5,311	-	7,562
Total segment revenue	1,796,853	320,518	186,183	110,998	5,311	(15,351)	2,404,512
Segment result	149,048	46,080	26,362	9,532	-	-	231,022
Share of net profit of associates	9,639	1,737	1,319	171	-	-	12,866
Amortisation expense							(1,750)
Unallocated corporate expenses							(45,253)
Profit from continuing operations before income tax expense	158,687	47,817	27,681	9,703			196,885
Income tax expense							(55,143)
Profit from continuing operations after income tax expense							141,742
Segment assets	356,843	93,729	49,305	55,870	8,451	-	564,198
Goodwill and trade name	240,907	90,300	23,300	22,700	26,833	-	404,040
Unallocated corporate assets							194,151
Consolidated total assets							1,162,389
Segment liabilities	296,311	80,926	27,844	26,516	36,262	-	467,859
Unallocated corporate liabilities							219,267
Consolidated total liabilities							687,126
Investments in associates included in segment assets	32,436	13,900	-	-	-	-	46,336
Acquisition of property, plant and equipment, intangible and other non-current assets	12,321	24,306	1,563	2,535	507	-	41,232
Depreciation and amortisation expense	11,727	1,782	1,161	1,550	477	-	16,697
Unallocated depreciation and amortisation expense							1,750
Total depreciation and amortisation							18,447
Non-cash expenses other than depreciation and amortisation	-	-	-	-	-	-	-
Total segment revenue	1,796,853	320,518	186,183	110,998	5,311	(15,351)	2,404,512
Share of associates' revenue	705,145	47,248	15,993	17,942	-	-	786,328
Procurement revenue - controlled	(297,674)	-	-	(2,183)	-	-	(299,857)
Procurement revenue - associates	(426,601)	-	-	-	-	-	(426,601)
Aggregated revenue	1,777,723	367,766	202,176	126,757	5,311	(15,351)	2,464,382

12 MONTHS TO 30 JUNE 2005	HYDROCARBONS $'000	POWER $'000	MINERALS & METALS $'000	INFRASTRUCTURE $'000	OTHER $'000	ELIMINATIONS $'000	CONSOLIDATED $'000
PRIMARY REPORTING - BUSINESS SEGMENTS							
Sales to external customers	779,518	139,998	159,819	54,541	-	-	1,133,876
Procurement revenue	62,417	51,422	-	-	-	-	113,839
Inter-segment sales	-	-	-	4,644	-	(4,644)	-
Total sales revenue	841,935	191,420	159,819	59,185	-	(4,644)	1,247,715
Other revenue	-	-	-	-	4,305	-	4,305
Total segment revenue	841,935	191,420	159,819	59,185	4,305	(4,644)	1,252,020
Segment result	69,640	21,213	22,664	6,750	-	-	120,267
Share of net profit of associates	11,663	600	-	-	-	-	12,263
Amortisation expense							(1,750)
Unallocated corporate expenses							(32,232)
Profit from continuing operations before income tax expense	81,303	21,813	22,664	6,750			98,548
Income tax expense							(29,843)
Profit from continuing operations after income tax expense							68,705
Segment assets	284,630	76,179	39,949	15,570	-	-	416,328
Goodwill and trade name	218,388	87,676	6,057	1,028	28,583	-	341,732
Unallocated corporate assets							81,273
Consolidated total assets							839,333
Segment liabilities	233,351	53,054	44,295	15,117	-	-	345,817
Unallocated corporate liabilities							103,083
Consolidated total liabilities							448,900
Investments in associates included in segment assets	29,070	13,723	-	-	-	-	42,793
Acquisition of property, plant and equipment, intangible and other non-current assets	14,236	13,832	971	543	-	-	29,582
Depreciation and amortisation expense	8,253	1,317	1,185	597	-	-	11,352
Unallocated depreciation and amortisation expense							3,374
Total depreciation and amortisation							14,726
Non-cash expenses other than depreciation and amortisation	134	-	-	-	-	-	134
Total segment revenue	841,935	191,420	159,819	59,185	4,305	(4,644)	1,252,020
Share of associates' revenue	675,662	32,433	-	-	-	-	708,095
Procurement revenue - controlled	(62,417)	(51,422)	-	-	-	-	(113,839)
Procurement revenue - associates	(466,745)	-	-	-	-	-	(466,745)
Aggregated revenue	988,435	172,431	159,819	59,185	4,305	(4,644)	1,379,531

40 SEGMENT INFORMATION (continued)

SECONDARY REPORTING - GEOGRAPHICAL SEGMENTS

12 MONTHS TO 30 JUNE 2006	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	367,985	582,032	467,181	979,752	2,396,950
Aggregated revenue	447,381	655,783	534,920	826,298	2,464,382
Segment assets	160,252	303,979	146,305	551,853	1,162,389

12 MONTHS TO 30 JUNE 2005	EUROPE $'000	AUSTRALIA AND NEW ZEALAND $'000	ASIA AND MIDDLE EAST $'000	AMERICAS $'000	TOTAL $'000
Sales to external customers	240,715	392,447	220,682	393,871	1,247,715
Aggregated revenue	262,350	477,308	226,457	413,416	1,379,531
Segment assets	106,975	310,352	43,595	378,411	839,333

The 2006 segment results include the allocation of overhead that can be directly attributable to an individual business segment. Those expenses that cannot be attributed to a business segment are recorded as unallocated corporate expenses. The 2005 comparatives have been prepared on a similar basis.

The consolidated entity provides engineering design, project services, and maintenance and reliability support services to a number of markets. The consolidated entity's activities also include infrastructure developments within the Power sector.

The consolidated entity's operations are organised and managed separately according to the nature of the services they provide, with each segment serving different markets.

Geographically, the consolidated entity operates in four predominant segments, Australia and New Zealand, Asia and the Middle East, Americas and Europe. Outside of Australia, activities are predominantly in the Hydrocarbons and Power segments.

SEGMENT ACCOUNTING POLICIES

Segment accounting policies are the same as the consolidated entity's policies described in note 2. During the financial year, there were no changes in segment accounting policies that had a material effect on the segment information.

Segment revenues, expenses, assets and liabilities are those that are directly attributable to a segment and the relevant portion that can be allocated to the segment on a reasonable basis. Segment assets include all assets used by a segment and consist primarily of receivables and plant and equipment.

Segment revenues, expenses and results include transactions between segments incurred in the ordinary course of business. These transactions are priced on an arm's length basis and are eliminated on consolidation.

41 FINANCIAL INSTRUMENTS

(A) DERIVATIVE INSTRUMENTS

FORWARD EXCHANGE CONTRACTS

The consolidated entity is exposed to exchange rate transaction risk on foreign currency sales, purchases and loans to related entities. The most significant exchange rate risk is US dollar receipts by Australian entities. When required, hedging is undertaken through transactions entered into in the foreign exchange markets. Forward exchange contracts have been used for hedging purposes. Forward exchange contracts are accounted for as cash flow hedges.

At balance date, the details of outstanding contracts are:

	BUY AUSTRALIAN DOLLARS		AVERAGE EXCHANGE RATE	
	2006 $'000	2005 $'000	2006	2005
SELL US DOLLARS				
0 - 6 months	7,780	6,090	0.76	0.73
6 - 12 months	6,601	-	0.76	-
12 - 18 months	5,295	-	0.76	-
Total sell US dollars	19,676	6,090	0.76	0.73
SELL UK POUND STERLING				
0 - 6 months	4,988	-	0.40	-

	BUY US DOLLARS		AVERAGE EXCHANGE RATE	
	2006 $'000	2005 $'000	2006	2005
SELL AUSTRALIAN DOLLARS				
0 - 6 months	5,144	4,500	0.73	0.76
SELL EUROS				
0 - 6 months	3,768	2,574	1.26	1.29
6 - 12 months	-	1,294	-	1.29
Total sell Euros	3,768	3,868	1.26	1.29

	BUY UK POUND STERLING		AVERAGE EXCHANGE RATE	
	2006 $'000	2005 $'000	2006	2005
SELL US DOLLARS				
6 - 12 months	3,729	-	1.88	-

	BUY CANADIAN DOLLARS		AVERAGE EXCHANGE RATE	
	2006 $'000	2005 $'000	2006	2005
SELL EUROS				
0 - 6 months	830	-	1.38	-
6 - 12 months	380	-	1.38	-
12 - 18 months	190	-	1.39	-
Total sell Euros	1,400	-	1.38	-

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated.

The following gains and losses have been deferred at balance date:

	2006 $'000	2005 $'000
Unrealised gains	47	220
Less: unrealised losses	(879)	(11)
Net unrealised (losses)/gains	(832)	209

INTEREST RATE SWAP CONTRACTS

Exmouth Power Station Pty Limited, 100% owned by a wholly owned subsidiary of WorleyParsons is contracted to build the Exmouth Power Station and has drawn down on a loan facility which currently bears an average variable interest rate of 5.66% per annum. It is policy to protect part of the loan from exposure to increasing interest rates. Accordingly, the consolidated entity has entered into interest rate swap contracts under which it is obliged to receive interest at variable rates and to pay interest at fixed rates. The contracts are settled on a net basis and the net amount receivable or payable at the reporting date is included in other debtors or other creditors.

The contracts require settlement of net interest receivable or payable monthly and six monthly. The settlement dates coincide with the dates on which interest is payable on the underlying debt.

Swaps currently in place cover approximately 100% (2005: 100%) of the loan principal outstanding and are timed to expire as each loan repayment falls due. The fixed interest rates range between 5.89% and 6.82% per annum (2005: 5.89% and 6.82%) and the variable rates are between 0.0% and 1.1% above the 90 day bank bill rate which at balance date was 5.66% per annum.

At 30 June 2006, the notional principal amounts and periods of expiry of the interest rate swap contracts are as follows:

	2006 $'000	2005 $'000
Less than one year	28,542	5,779
Later than one year but not later than five years	4,367	3,044
Later than five years	19,670	21,456
	52,579	30,279

As these contracts are hedging anticipated future receipts and sales, any unrealised gains and losses on the contracts, together with the cost of the contracts, are deferred and will be recognised in the measurement of the underlying transaction provided the underlying transaction is still expected to occur as originally designated. Included in the amounts deferred are any gains and losses on hedging contracts terminated prior to maturity where the related hedged transaction is still expected to occur as designated. These contracts have been accounted for as cash flow hedges.

The following gains have been deferred at balance date:

	2006 $'000	2005 $'000
Unrealised gains/(losses)	635	(360)

(B) CREDIT RISK EXPOSURES

The credit risk on financial assets of the consolidated entity which have been recognised on the balance sheet is generally the carrying amount, net of any provisions for doubtful debts.

(C) INTEREST RATE RISK EXPOSURES

The consolidated entity's exposure to interest rate risk and the effective weighted average interest rate by maturity periods is set out in the following table:

	WEIGHTED AVERAGE INTEREST RATE	FLOATING INTEREST RATE	FIXED INTEREST MATURING IN: 1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	MORE THAN 5 YEARS	NON-INTEREST BEARING	TOTAL
AS AT 30 JUNE 2006	PA (%)	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
FINANCIAL ASSETS										
Cash and deposits*	3.80	78,212	-	-	-	-	-	-	-	78,212
Trade and other receivables		-	-	-	-	-	-	-	330,019	330,019
Prepayments		-	-	-	-	-	-	-	19,825	19,825
Derivatives		-	-	-	-	-	-	-	635	635
Total financial assets		78,212	-	-	-	-	-	-	350,479	428,691
FINANCIAL LIABILITIES										
Bank overdrafts	9.25	7,929	-	-	-	-	-	-	-	7,929
Bank loans	6.49	124,408	-	-	-	-	-	-	-	124,408
Other interest bearing liabilities and loans		-	449	396	32	-	-	-	-	877
Trade and other payables		-	-	-	-	-	-	-	290,958	290,958
Derivatives		-	-	-	-	-	-	-	832	832
Interest rate swap		(52,579)	28,542	977	1,050	1,128	1,212	19,670	-	-
Total financial liabilities		79,758	28,991	1,373	1,082	1,128	1,212	19,670	291,790	425,004
Net financial assets										3,687

* Includes cash and deposits held in overseas subsidiary bank accounts at lower than Australian interest rates.

AS AT 30 JUNE 2005	WEIGHTED AVERAGE INTEREST RATE	FLOATING INTEREST RATE	1 YEAR OR LESS	1 TO 2 YEARS	2 TO 3 YEARS	3 TO 4 YEARS	4 TO 5 YEARS	MORE THAN 5 YEARS	NON-INTEREST BEARING	TOTAL
FINANCIAL ASSETS										
Cash and deposits*	3.68	66,527	-	-	-	-	-	-	-	66,527
Trade and other receivables		-	-	-	-	-	-	-	229,150	229,150
Prepayments		-	-	-	-	-	-	-	10,654	10,654
Derivatives		-	-	-	-	-	-	-	209	209
Total financial assets		66,527	-	-	-	-	-	-	240,013	306,540
FINANCIAL LIABILITIES										
Bank overdrafts	8.90	2,551	-	-	-	-	-	-	-	2,551
Bank loans	4.51	71,301	-	-	-	-	-	-	-	71,301
Other interest bearing liabilities and loans	6.23	-	207	218	-	-	-	-	-	425
Trade and other payables		-	-	-	-	-	-	-	213,344	213,344
Derivatives		-	-	-	-	-	-	-	360	360
Interest rate swap		(30,279)	5,779	463	977	1,050	1,128	20,882	-	-
Total financial liabilities		43,573	5,986	681	977	1,050	1,128	20,882	213,704	287,981
Net financial assets										18,559

* Includes cash and deposits held in overseas subsidiary bank accounts at lower than Australian interest rates.

41 FINANCIAL INSTRUMENTS (continued)

(D) LIQUIDITY RISK

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close-out market positions. Due to the dynamic nature of the underlying businesses, Group Treasury aims at maintaining flexibility in funding by keeping committed credit lines available.

	CONSOLIDATED	
	2006 $'000	2005 $'000
(E) RECONCILIATION OF NET FINANCIAL ASSETS TO NET ASSETS		
Net financial assets	3,687	18,559
Non financial assets and liabilities:		
Inventories	181,942	98,062
Property, plant and equipment	64,619	34,226
Intangible assets	404,040	341,732
Other assets	83,097	58,773
Provisions	(207,468)	(126,998)
Other liabilities	(54,654)	(33,921)
Net assets per balance sheet	475,263	390,433

(F) ESTIMATION OF FAIR VALUES

The carrying values equal the fair values for all financial assets and financial liabilities.

42 SUBSEQUENT EVENTS

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff.

Subsequent to 30 June 2006, WorleyParsons Financial Services Pty Limited has agreed to provide financial support to Burns & Roe Worley Pty Limited, an associate entity in which the consolidated entity has a 50% beneficial interest. It is not expected that the provision of this financial support will result in a material impact to the profit attributable to members of WorleyParsons Limited.

DIRECTORS' DECLARATION

In accordance with a resolution of the directors of WorleyParsons Limited, we state that:

(1) In the opinion of the directors:

(a) the financial report and the additional disclosures included in the Directors' Report designated as audited, of the Company and of the consolidated entity are in accordance with the *Corporations Act 2001*, including:

(i) giving a true and fair view of the Company's and consolidated entity's financial position as at 30 June 2006 and of their performance for the financial year ended on that date; and

(ii) complying with Accounting Standards and Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

(2) This declaration has been made after receiving the declarations required to be made to the directors in accordance with section 295A of the *Corporations Act 2001* for the financial year 30 June 2006.

(3) In the opinion of the directors, as at the date of this declaration, there are reasonable grounds to believe that the members of the Closed Group in note 28 will be able to meet any obligations or liabilities to which they are or may become subject, by virtue of the Deed of Cross Guarantee.

On behalf of the Board

Ron McNeilly
Chairman
Sydney, 29 August 2006

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock Exchange 10172

Independent audit report to members of WorleyParsons Limited

Scope

The financial report, remuneration disclosures and directors' responsibility

The financial report comprises the balance sheet, income statement, statement of changes in equity, statement of cash flows, accompanying notes to the financial statements, and the directors' declaration for WorleyParsons Limited (the company) and the consolidated entity, for the year ended 30 June 2006. The consolidated entity comprises both the company and the entities it controlled during that year.

The company has disclosed information about the remuneration of directors and executives ("remuneration disclosures"), as required by Accounting Standard AASB 124 *Related Party Disclosures,* under the heading "remuneration report" in the directors' report, as permitted by the Corporations Regulation 2M.6.04. These remuneration disclosures are identified in the directors' report as being subject to audit. The remuneration report also contains information not subject to audit, which has been identified as such.

The directors of the company are responsible for preparing a financial report that gives a true and fair view of the financial position and performance of the company and the consolidated entity, and that complies with Accounting Standards in Australia, in accordance with the *Corporations Act 2001.* This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the financial report. The directors are also responsible for the remuneration disclosures contained in the directors' report.

Audit approach

We conducted an independent audit of the financial report in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards and International Standards on Auditing, in order to provide reasonable assurance as to whether the financial report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.* The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the financial report presents fairly, in accordance with the *Corporations Act 2001*, including compliance with Accounting Standards in Australia, and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 124 *Related Party Disclosures.*

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the financial report and the remuneration disclosures; and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

We performed procedures to assess whether the substance of business transactions was accurately reflected in the financial report and the remuneration disclosures. These and our other procedures did not include consideration or judgement of the appropriateness or reasonableness of the business plans or strategies adopted by the directors and management of the company.

Independence

We are independent of the company and the consolidated entity and have met the independence requirements of Australian professional ethical pronouncements and the *Corporations Act 2001*. We have given to the directors of the company a written Auditor's Independence Declaration a copy of which is included in the Directors' Report. The Auditors' Independence Declaration would have been expressed in the same terms if it had been given to the directors at the date this audit report was signed. In addition to our audit of the financial report and the remuneration disclosures, we were engaged to undertake the services disclosed in the notes to the financial statements. The provision of these services has not impaired our independence.

Audit opinion

In our opinion:

1. the financial report of WorleyParsons Limited is in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the financial position of WorleyParsons Limited and the consolidated entity at 30 June 2006 and of their performance for the year ended on that date; and

  (ii) complying with Accounting Standards in Australia and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

2. the remuneration disclosures, that are contained in the directors' report and identified as being subject to audit, comply with Accounting Standard AASB 124 *Related Party Disclosures*.

Ernst & Young

Michael Elliott
Partner
Sydney
29 August 2006

SHAREHOLDER INFORMATION

TOP 20 HOLDERS OF FULLY PAID ORDINARY SHARES AS AT 29 AUGUST 2006

NAME	SHARES	% I/C	RANK
Wilaci Pty Limited	28,306,982	13.81	1
Westpac Custodian Nominees Limited	20,252,348	9.88	2
J P Morgan Nominees Australia Limited	17,151,363	8.37	3
National Nominees Limited	16,173,034	7.89	4
UBS Wealth Management Australia Nominees Pty Limited	13,170,213	6.43	5
Lujeta Pty Limited	7,867,475	3.84	6
ANZ Nominees Limited (Cash Income A/C)	6,862,694	3.35	7
UBS Nominees Pty Limited	6,800,000	3.32	8
Behana Pty Limited	5,492,096	2.68	9
Citicorp Nominees Pty Limited	4,761,764	2.32	10
Peter Meurs	3,800,000	1.85	11
John Grill	3,041,603	1.48	12
Cogent Nominees Pty Limited	2,852,893	1.39	13
Skiptan Pty Limited	2,747,781	1.34	14
Queensland Investment Corporation	2,453,295	1.20	15
HSBC Custody Nominees (Australia) Limited	1,875,592	0.92	16
AMP Life Limited	1,851,167	0.90	17
Inmac Engineering Pty Limited	1,700,000	0.83	18
Suncorp Custodian Services Pty Limited	1,551,600	0.76	19
Taylor Square Designs Pty Limited	1,438,197	0.70	20
Total	150,150,097	73.26	

Total number of current holders for all named classes is 7,920.

SUBSTANTIAL HOLDERS OF 5% OR MORE OF FULLY PAID ORDINARY SHARES AS AT 29 AUGUST 2006*

NAME	SHARES	% I/C
John Grill	32,515,064	15.86
Bill Paterson	19,656,008	9.59
Peter Meurs	13,222,376	6.45
UBS Nominees Pty Limited and its related bodies corporate	10,990,077	5.36
Barclays Global Investors Australia Limited	10,753,776	5.25

* As disclosed in substantial shareholder notices received by the Company.

RANGE OF FULLY PAID ORDINARY SHARES AS AT 29 AUGUST 2006

	1 TO 500	501 TO 1,000	1,001 TO 5,000	5,001 TO 10,000	10,001 TO 100,000	100,001 TO (MAX)	TOTAL
Holders							
Issuer	147	197	417	97	90	29	977
CHESS	2,033	1,628	2,545	393	265	79	6,943
Total	2,180	1,825	2,962	490	355	108	7,920
Shares							
Issuer	54,737	169,283	1,028,175	709,289	2,314,449	19,356,474	23,632,407
CHESS	608,357	1,355,405	6,079,796	2,888,051	7,326,631	163,059,951	181,318,191
Total	663,094	1,524,688	7,107,971	3,597,340	9,641,080	182,416,425	204,950,598
Total Holders for Classes Selected							7,920
Total Shares							204,950,598

The number of shareholders holding less than the marketable parcel of shares is 18 (shares: 227).

VOTING RIGHTS

All ordinary shares carry one vote per share without restriction.

CORPORATE INFORMATION

WorleyParsons Limited
ACN 096 090 158

DIRECTORS

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill (Chief Executive Officer)
Eric Gwee
William Hall
David Housego

COMPANY SECRETARY

Sharon Sills

REGISTERED OFFICE

Level 7
116 Miller Street
North Sydney NSW 2060

AUDITORS

Ernst & Young

BANKERS

HSBC
The Royal Bank of Scotland
Westpac Banking Corporation
JPMorgan Chase

LAWYERS

Freehills
Baker & McKenzie

SHARE REGISTRY

Computershare Investor Services Pty Limited
Level 3, 60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080

Designed & Produced by walterwakefield.com.au



WorleyParsons
resources & energy

19 October 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Baytown Services Contract Award

Formation of joint venture in Chile

WorleyParsons acquires remaining 50% of Burns & Roe Worley

Baytown Services Contract Award

WorleyParsons today announces a three-year contract renewal to provide engineering, procurement and construction management services to ExxonMobil for its Baytown Area Projects (BTAP) Alliance. The estimated contract value is US$50 million.

The initial BTAP Alliance program commenced in October 2003 and was for ExxonMobil petrochemical facilities in the Baytown, Texas area. With the renewal, the contract has been expanded to include ExxonMobil's Baytown area refinery facilities.

"We are very proud that our long-term client, ExxonMobil has granted us this contract renewal", said John Grill, WorleyParsons CEO. "This is an important achievement and reinforces our Integrity and Business Improvement Services core offering to clients."

Formation of joint venture in Chile

WorleyParsons today announces the formation of a joint venture with Chilean engineering services company, Arze, Recine y Asociados Ingenieros Consultores S.A. The joint venture, ARA WorleyParsons S.A, will commence operations on 14 November 2006, with 450 people located primarily in Santiago Chile. The joint venture will support the development of the minerals & metals business in Chile and other countries in South America and provide additional resources to support the existing WorleyParsons minerals and metals business.

The joint venture, in which WorleyParsons will have a 50% interest, has been purchased for US$10.0 million representing an acquisition multiple of approximately 6.5 times 2006 EBIT.

WorleyParsons acquires remaining 50% of Burns & Roe Worley

WorleyParsons is also announcing the acquisition of the remaining 50% interest in its Australian power and water joint venture Burns & Roe Worley Pty Ltd (BRW). BRW will be renamed "WorleyParsons Projects Pty Limited".

WorleyParsons Projects provides technical, commercial and management skills to improve the business performance of power and water assets. WorleyParsons Projects' clients include power and water authorities, independent power producers, independent water businesses, government, the financial community and industrial organizations.

The acquisition will enable WorleyParsons to fully integrate the WorleyParsons Projects operations in Australia with its existing hydrocarbons, minerals & metals and infrastructure businesses allowing for better support and development of the power and water market in both the Australian and international markets.

The skills and capability of WorleyParsons Projects will complement the existing WorleyParsons global power business and present additional opportunities in the expansion of the water segment in infrastructure markets.

The acquisition price was $14.25 million representing a payment of AUD $10.0 million for the services business and $4.25 million for infrastructure assets located in Western Australia in which WorleyParsons has an existing ownership interest.

Whilst the acquisition price for the Chilean joint venture and BRW is not material, they are considered important ones for WorleyParsons for strategic reasons.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. In these sectors the joint venture will offer services which cover the full asset spectrum both in size and lifecycle, from the creation of new assets to services that sustain and enhance the value of operating assets.

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons
resources & energy

26 September 2006

ASX Announcement
WORLEYPARSONS LIMITED (ASX:WOR)
Indian joint venture

WorleyParsons today announces the signing of a joint venture agreement with an existing Indian engineering services company, Kirpalaney & Associates (Engineers) Private Limited. "WorleyParsons Kirpalaney Pvt Limited" will commence operations with effect from 1 November 2006, with 200 people located primarily in Mumbai.

The joint venture, although not material in a quantitative sense, is considered important strategically as it provides a low risk entry into a high growth region. The joint venture provides a platform for delivery of WorleyParsons services to existing clients in India. It also gives immediate access to a large resource base to support other WorleyParsons businesses and a High Value Engineering (HVE) resource pool. WorleyParsons currently employs a large number of Indian technical staff throughout South East Asia and the Middle East.

In turn, access to the WorleyParsons brand will allow the joint venture to access local and international markets not currently available to it. It will provide personal development opportunities for its staff through greater training and project opportunities.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. In these sectors our services cover the full asset spectrum both in size and lifecycle, from the creation of new assets to services that sustain and enhance the value of operating assets.

WorleyParsons' global strategy, supported by 14,300 personnel in 94 offices across 30 countries, is one of developing fully functional operations at a local level wherever our customers need us. It provides our company with insight into their requirements and the local knowledge to deliver a tailored, high-quality solution. Major hub operations in the Americas, Asia, Europe, Middle East and Australia are utilized for added technical expertise and for larger project delivery capability. Further information can be accessed at **www.worleyparsons.com.**

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

arsons

energy

0 October 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Award of Umm Shaif engineering services contract

Following the award of the ADMA-OPCO contract to Hyundai Heavy Industries Cpy Ltd (HHI) for the Umm Shaif Gas Injection Facilities (USGIF) Project, WorleyParsons Engineering Pty Ltd (a wholly owned Australian subsidiary of WorleyParsons Limited) has been awarded a Letter of Intent to provide detailed engineering services to HHI. This continues WorleyParsons involvement in this landmark project having completed the Front End Engineering Design from its offices in Perth, Australia.

The USGIF project will allow complete redevelopment of the field increasing gas injection rates to 3,000 million standard cubit feet of high pressure gas per day. Gas injection will cause significant increases in oil production for the remaining life of the field. The project involves the design, construction, installation and commissioning of three major offshore platforms, which connect to the existing field facilities through a substantial number of underwater pipelines, and interconnecting bridges.

HHI signed an agreement on 24th September 2006, which was valued in previous HHI press releases at US$1.6 billion. The scope of the reimbursable contract between HHI and WorleyParsons will see WorleyParsons provide detailed engineering and technical support to HHI, utilizing WorleyParsons' offices in Kuala Lumpur, Singapore and Abu Dhabi and is valued at approximately US$20 million.

WorleyParsons will lead the detailed engineering phase to a stage where it will be handed over to HHI for final completion at its construction yards in Ulsan, Korea. WorleyParsons will continue to be involved with engineering and technical support throughout the construction, installation and commissioning which ultimately completes by 2010.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. In these sectors the joint venture will offer services which cover the full asset spectrum both in size and lifecycle, from the creation of new assets to services that sustain and enhance the value of operating assets.

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyP

resources &

WorleyParsons

resources & energy

25 October 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

PROXY RESULTS OF 2006 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, WorleyParsons Limited announces the following proxy results of the 2006 Annual General Meeting.

No.	Resolution	For	Against	Abstain	Votes Open
2(a)	Re-election of Mr Erich Fraunschiel	79,883,195	38,783	415,051	22,002,408
2(b)	Re-election of Mr William Hall	80,303,335	19,272	14,125	22,002,408
3	Remuneration Report	79,440,779	773,751	131,799	21,993,108
4	Grant of Performance Rights to Executive Directors	73,841,751	2,659,692	553,505	10,824,368
5	Acquisition of shares under the WorleyParsons Limited Non Executive Director Share Plan	75,718,908	920,302	553,704	10,824,368

For further information please contact:

Sharon Sills
Company Secretary
Ph: +61 2 8923 6866

WorleyParsons
resources & energy

25 October 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

2006 ANNUAL GENERAL MEETING
ADDRESS OF THE CHIEF EXECUTIVE OFFICER

The WorleyParsons' team again surpassed its own high performance benchmarks this year. Working in 30 countries through our network of 94 offices worldwide our people delivered a record financial and operating performance, including a $139 million profit, up 109% from 2005, and substantial increases across all key metrics. EBIT for the year was $199.5 million, up 95%. Our compound annual growth in earnings since listing in 2002 has been 67%.

At the same time, we have continued to invest in our people, operations and client relationships to ensure that we can maintain our strong performance.

The 2006 financial year was marked by the continuation of strong markets for the industries we service which drove a strong operational performance, particularly from the former Parsons E&C businesses in North America.

The integration of the Worley and Parsons E&C businesses is now complete and the benefits of the merger are clear across the Group. WorleyParsons continues to be awarded projects across the world that would have been out of the reach of either company acting alone prior to the merger. The record number of new contract wins we have achieved this year has lengthened the Company's revenue profile, and contract negotiation and bidding activity remains at record levels.

HEALTH, SAFETY AND ENVIRONMENT

In a moment I will give you a brief overview of the performance of each customer sector group during the year. But first, let me comment on our most important drivers: health, safety and environment, and people.

We are resolute in our pursuit of zero harm in health, safety and environment; there is no more important objective for the group. While we acknowledge our work towards this goal is endless we are determined to continually improve our performance in these areas.

The Company has chosen to adopt the US OSHA measure for reporting safety performance which enables us to report to the same standards as our clients and competitors across the 30 countries in which we operate. For the 2006 financial year WorleyParsons' safety performance showed a total injury case rate of 0.16. I am pleased to say that this compares favorably with international safety best practice performance within our industry sectors.

I would like to thank all our people for their significant efforts and commitment to achieving continuous improvement in the Company's health, safety and environment performance. We readily accept that the

very nature of the work our people undertake in what can often be extremely challenging locations means that this is an increasingly difficult task.

Last year I mentioned some new initiatives designed to improve our safety performance. One example is the Induction Center concept developed with Transfield Services. This replaces traditional classroom style inductions with realistic work scenarios using real workplace equipment. Results from these centres in Australia and New Zealand are encouraging and we are now working on similar programs in other countries.

The challenge for the business going forward will be to further improve our safety results while the size, scope and geographical spread of our operating activities increase. A major focus going forward will be our intention to replicate the WorleyParsons safety culture through our network of sub contractors as well.

PEOPLE

Moving now to people. We recognize that our people are our greatest resource and strength: as a result, the business is 100% committed to recruiting and retaining the best people everywhere we operate. WorleyParsons, like all other operators in our markets, faces the challenge of increased competition for resources. We continue to take advantage of the flexibility our global network of offices and project teams provides when undertaking projects. For example, when an office has additional capacity it is often able to undertake work from another region. For some time our Melbourne office has done just that with the execution of a significant volume of work for clients of our Perth office. We are even employing extra staff in Melbourne, where resources are available, to service work coming from Perth. We are seeing this trend replicated throughout the organization.

WorleyParsons also has an active graduate recruitment program and 400 new graduates were recruited in the last financial year. In fact in Nigeria graduates were employed at a rate of over 20 new trainees a month for a number of months. Over the last year the Company has increased its total personnel from 12,000 to 15,000.

Furthermore the Company continues to attract personnel from other engineering streams, in particular there has been a trend of personnel switching to train to become specialists in the oil and gas field.

OPERATIONS

Climate change continues to be an issue of much debate and the emergence in the last year of high profile business leaders such as Rupert Murdoch and Bill Gates in this debate has only served to increase awareness. The Australian governments announcement planned for today to spend money on solar power and cleaning up exhaust gases from coal-fired power stations is also a positive move.

WorleyParsons' experience, capabilities and technical expertise mean we are exceptionally well positioned to take advantage of an increasing demand for projects with environmental criteria, such as the reduction of greenhouse gases. As government legislation changes and becomes more defined, our clients are required to develop effective and optimal responses. Our technical strength and experience means WorleyParsons has been able to secure an increasing role in these projects, in particular those where technologies for cleaner emissions are required.

The acquisition of Komex Environmental in November last year significantly enhanced our strategic positioning to support the initial development of major resource projects around the world.

In addition, the Ohio Air Quality Development Authority approved a grant to WorleyParsons to assist the state in determining site(s) for the FutureGen project, a US$1 billion power plant proposed by the US Department of Energy. FutureGen will be the first near-zero-pollution power plant in the US.

Nuclear power is a major component within the energy markets around the world. The fact that we have been in a position to secure new work in eastern Europe has reinforced WorleyParsons' global capability in this sector.

BUSINESS DEVELOPMENTS

Let me now turn to group-wide developments. Our contracted revenue profile in asset services and for major projects, a key performance indicator for the Group, continues to lengthen. Acquisitions made during the year are contributing ahead of expectations, and we are confident that this will continue. The company remains committed to constantly evaluating opportunities for future acquisitions that operate in WorleyParsons' four customer sector groups.

A number of material contracts were announced during the year and details of these contracts are in market announcements and the annual report. As you can see a summary of these contracts is included on this slide.

More recently the Company has announced the establishment of an important joint venture in India. The joint venture is considered important strategically as it provides a low risk entry into a high growth region and provides a platform for delivery of WorleyParsons' services to existing clients in India. It gives immediate access to a large resource base to support other WorleyParsons businesses and a high value engineering resource pool.

In addition, the Company last week announced the establishment of a joint venture in Chile, with the acquisition of 50% of ARA, a multidisciplinary engineering services company with strong Minerals & Metals and Infrastructure capability. The acquisition is intended to provide a base from which the Company may penetrate the South American market and provides access to approximately 580 people.

OPERATIONAL PERFORMANCE

I would now like to touch briefly on the performance of our main operating divisions.

Hydrocarbons

The hydrocarbons business continues to perform strongly, driven by a number of factors.

They include:

- Increased activity in downstream and petrochemical markets globally
- Increased capital expenditure on upstream, downstream and petrochemicals in the Middle East
- Lower contract risk with *all participants* focused on initiating and completing projects
- Increased demand from National Oil Companies for project and asset services support
- Continued demand for upstream EPCM and PMC services globally
- LNG demand, principally Australia
- Oil sands and heavy oil production is continuing to increase particularly in Canada
- Increased demand for asset integrity services and minor upgrades for existing onshore and offshore facilities

Hydrocarbons accounts for around 70% of the business and produced a very strong result for 2006 with $1.8 billion in revenue.

There were a number of outstanding aspects to this year's result. Firstly we achieved substantially improved performance in the Middle East, in particular Saudi Arabia and Oman.

Our operations in Abu Dhabi have expanded to meet demand from the local National Oil Companies.

We have also expanded our operations in Africa through increased capacity in Nigeria and are in the process of establishing an operation in Angola.

The UK operations continued work on the major projects in Kazakhstan and Russia, supported Middle East projects and undertook a number of other projects in the UK.

We also had an outstanding result in the US and Canada. The US operations in Houston and Arcadia in California continue to provide major project services for EPCM contracts across the world for both upstream, refining and petro-chemical projects. We have also focused on growing the downstream asset services market and have had a number of significant successes in that area.

Our focus in Canada this year has been to service the Oil sands market that has undertaken another year of expansion and to work on the integration of the three WorleyParsons businesses in Canada; MEG, Komex and HGE.

We have been encouraged by the early signs of the benefits of the amalgamation with the recent Shell contract at Albian sands operations which now includes all three groups providing services.

The Australian and Asian operations had another solid result with major project activity on gas and LNG assets in Australia including the Angel gas development, PNG highlands FEED, Pluto LNG Offshore and FEEDs and LNG V for Woodside as well as ongoing work on the long term contracts on the North West Shelf and many of the Australian refineries.

The Asian operations continue to perform consistently and have delivered another good result in 2006.

Power

There was another great result in 2006 from the power group, in particular the operations in the US and in Bulgaria. The power group accounts for around 15% of the business and reported revenue growth of 113% and an EBIT of $47.8m.

2006 saw continued demand for new coal and nuclear facilities, air quality control systems, clean coal projects and gas plants.

We recently announced another project for Santee Cooper, a new 600mw coal station and a continuation of a very strong relationship with that client.

The Singapore power group is performing well and increasingly undertaking regional work.

The only disappointment was the performance of our Australian power joint venture that made a small loss as a result of underperformance on a number of projects. We have recently announced the acquisition of the remaining 50% of this joint venture company.

Minerals & Metals

This group performed better than expected this year. Revenue was up 26% to just over $200m in revenue with a 14% margin.

A number of major projects were undertaken during the year including the Worsley expansion for BHP Billiton, a mineral sands project for Be Max and a project for Orica.

An important part of this business is in asset services and we were pleased to be awarded a major contract from Zinifex for their Port Pirie smelter in South Australia. This complements the other asset services contracts we have won over the last few years.

The group is currently performing alumina, aluminium and base metal feasibility studies including the very recent award from BHP Billiton for involvement in studies for the expansion of Olympic dam facility. We have brought SNC Lavalin in to support us on this project.

Infrastructure

This part of the business has been substantially transformed in 2006, ending the year on a stronger note.

The addition of the Komex environmental capability to WorleyParsons was a significant step for us and we remain excited about the opportunity in that area.

We have strengthened the management team and exited non core business which will help us in 2007.

The group remains very important for the work it does in support of the rest of the business in the infrastructure component for siting and feasibility studies for major resource and energy developments an example is our earliest involvement in the Pluto and Browse LNG projects.

The other significant developments were the commencement of work on two world scale infrastructure projects, Ma'aden and the Pilbara Infrastructure project and the acquisition of rail service group TMG that will reside in our Sydney office and further develop our rail capability.

DEVELOPMENTS

We expanded our developments activities in 2006. The Esperance Energy project has been operating in line with expectations now for a number of years.

Our second project, the Exmouth Energy project has suffered from cost overruns. As anyone familiar with the project environment would understand we are not alone in having a project over budget in Western Australia. We have taken a small impairment charge this year as a result of that. Since year end progress has been made with the project. Currently the final 60-Day Reliable Operations Test is underway and scheduled for completion next month. On completion we will have about $6m in equity in the project.

We have also established a relationship with United Utilities, a major water operator from the UK to pursue development projects in the industrial water market. In addition, we have capability in the Municipal solid waste area and have some opportunities in that area.

Both water and waste treatment in Australia need substantial additional capital invested and we think these sectors along with power and pipelines will provide opportunities over time.

STRATEGIC FOCUS

Our key strategic drivers continue to be the main focus of the business. If we compare our progress in 2006 against our differentiators, I think we have made excellent progress in all these areas.

- Committed, empowered and technically capable people
- Industry leadership in Health, Safety and Environment
- Outstanding corporate and operational performance
- Focus on long term contracts and asset services
- Success in project delivery-large and small
- Strengthen geographic presence and industry capability

Overall we are seeing the cost of projects on which we work escalating substantially, particularly in Australia and Canada. In particular in the Minerals & Metals business in Australia we are seeing more projects being deferred because of significant cost increases.

OUTLOOK

The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders.

On behalf of WorleyParsons' management, I would like again to pay tribute to our magnificent team, and to say a sincere thank you to all our shareholders for their continued support and the confidence they continue to show in WorleyParsons.

As Ron has mentioned, the outlook for this year and particularly the second half continues to be encouraging.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

WorleyParsons
resources & energy

25 October 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

2006 ANNUAL GENERAL MEETING
CHAIRMAN'S ADDRESS

On behalf of my fellow directors, I would like to welcome you here today. We are pleased you are able to attend and thank you for your interest and support.

It is always a pleasure for a Chairman to be associated with a highly successful year. I can say that on all accounts, this was indeed such a year. WorleyParsons again delivered an outstanding performance which was driven by strong contributions from all the sectors we service worldwide.

The result includes the first full year of contributions from the Parsons E&C business following the merger in November 2004 and highlights the synergies achieved by bringing together these two leading businesses with their complementary skills and experience. The Company's acquisition of Parsons E&C continues to pay dividends.

WorleyParsons is now firmly entrenched in the top tier of our peer group internationally and this should provide the Group with unparalleled opportunities going forward.

The globalisation of the Company continues apace with an increasing proportion of our total revenue and profit generated in international markets. For the 2006 financial year, we derived 64% of our earnings before tax from our international operations and we expect this to grow in coming years.

SAFETY

We remain committed to operating safely in all that we do. The safety of our people remains our highest priority.

While our people are frequently placed in extremely challenging situations, both in terms of the geographic location and the types of sectors we service, I am pleased to report that the Company's safety performance compares favourably with international best practice within our industry sectors.

Our goal remains the same: a perfect result, with no incidents. This goal is central to our comprehensive Zero Harm safety program.

Each year we identify and introduce new ways to improve our safety performance across the whole Group. John Grill will be saying more on some of these initiatives in his address.

FINANCIAL PERFORMANCE

The Group's financial result for the year to June 2006 was outstanding. It set another profit benchmark and growth was achieved in all key financial indicators. The Company achieved its strongest ever operating performance, which was driven by a continuation of the buoyant market conditions experienced in hydrocarbons and resources markets over the last few years.

John will address a number of the operational drivers in the Hydrocarbons business but it is worth noting that the majority of the projects we are working on at the moment in our Hydrocarbons business have been evaluated by our clients at substantially lower oil prices than have been experienced recently.

This year's result was the first full year result under the Australian equivalent to International Financial Reporting Standards. It was earned on aggregated revenue of $2.4 billion, which is an increase of 79% on the previous year. Basic earnings per share increased 89% to 68 cents per share and net profit after tax rose to $139 million for the full year, up 109% on the previous full year result.

The Company finished the year with a strong balance sheet, providing potential for the pursuit of future growth opportunities.

The directors declared a final dividend of 22.5 cents per share, franked to 30%. This brought the full year dividend to 41 cents per share and represents an increase of 105% on the dividend paid for the previous year. Shareholders will be aware that the growth in our internationally generated profit relative to our Australian-generated profit has had an impact on the Company's ability to pay fully franked dividends. We would expect this to continue to be the case as the Company's global activities expand.

This year also saw WorleyParsons transition into the ASX 100 and we would like to thank a number of the outgoing 'small cap' institutional holders for their support since the listing.

We also entered the MSCI index in Australia in the energy services sector and have benefited from that additional exposure in the International markets.

MAJOR BUSINESS DEVELOPMENTS

WorleyParsons has a strategy of growth through joint venture relationships as well as selective acquisitions that strengthen our existing capabilities. In the 2006 financial year we opened 20 new offices as a result of either organic growth or acquisition.

This time last year we announced that the Company was engaged in advanced negotiations to acquire two businesses in Canada - HG Engineering Limited and Komex Environmental Limited. Both acquisitions were successfully completed in the 2006 year and have significantly extended WorleyParsons' operations and capabilities in the important North American market.

The Company recently announced the establishment of a joint venture in India. The joint venture is considered important strategically as it provides a low risk entry into a high growth region and provides a platform for delivery of WorleyParsons services to existing clients in India. It gives immediate access to a large resource base to support other WorleyParsons businesses and a high value engineering (HVE) resource pool. WorleyParsons currently employs a large number of Indian technical staff throughout South East Asia and the Middle East. It is expected that access to the WorleyParsons brand will allow the joint venture to access local and international markets not currently available to it. In addition, it will provide personal development opportunities for its staff through greater training and project opportunities.

In addition, the Company recently announced the establishment of a joint venture in Chile, with the acquisition of 50% of ARA, a multidisciplinary engineering services company with strong Minerals & Metals

and Infrastructure capability. The acquisition is intended to provide a base from which the Company may penetrate the South American market and provides access to approximately 580 people. The joint venture will have coverage of all of WorleyParsons customer sector areas in Chile. The Company already has project offices in Mexico and Venezuela, however the acquisition provides a regional centre for execution of projects in South America.

The Company recently negotiated the acquisition of the remaining 50% of Burns & Roe Worley Pty Limited. Burns & Roe Worley has been re-named "WorleyParsons Projects" and is the Company's power and water vehicle in Australasia. The acquisition ends a long relationship with US-based Burns & Roe, however it also heralds in new opportunities for WorleyParsons in a growing sector in Australia and Asia.

BOARD

During the year there were no changes to the composition of the Board or to senior management of the Company.

With respect to committee positions, I am pleased to announce that Eric Gwee has taken over from Grahame Campbell the position of Chairman of the Nominations and Remuneration Committee. Mr Gwee commenced this role at the beginning of the 2007 financial year.

Over the last couple of years the WorleyParsons business has considerably increased its global presence, which has created a significantly larger and more complex Group. With this in mind the Board is currently undertaking a review of its structure and skill set with a view to considering the appointment of a further non executive director. We will keep shareholders and the market appraised of any developments in this regard.

CORPORATE GOVERNANCE

WorleyParsons is committed to the highest standards of corporate governance and our Corporate Governance Statement is set out in this year's annual report. Governance of a group as large and diverse as ours is an ongoing challenge, but the Board and management are committed to reinforcing principles of integrity and professionalism in all our dealings with others, thereby protecting the WorleyParsons name and brand. During the year, our Code of Conduct was revised and the new Code was launched across the Group. The comprehensive global Code of Conduct provides our personnel with guidelines to the standards of behaviour required of them and which help us all maintain the reputation we have worked long and hard to earn.

EMPLOYEES AND MANAGEMENT

This year's performance is a direct result of the Company's major strength and resource, its people, led by an accomplished and committed senior management team.

Our people continue to rise to the challenges they are faced with, producing some truly exceptional results. In our Capability Document, which was distributed with your Annual Report this year, we demonstrate the diversity of our people and what they are capable of achieving. We have announced a number of material contracts to the market over the course of the year, and John Grill will shortly present a number of these to you. John will also outline a number of projects we are engaged in worldwide.

The level of dedication, expertise and experience that the WorleyParsons people bring to our projects distinguishes us from other operators and is without doubt, the single most important element of where we are today.

Keeping good people is another priority. WorleyParsons has an extensive operational footprint with 15,000 people in 94 offices and 30 countries throughout the world. However, in the current context, skilled and experienced workers are in huge demand. To continue to compete, it is vital that we continue to attract the good people we need and to have enough flexibility to allocate work effectively within our global network. We achieve this through our global service delivery model which integrates local on-ground capability with specialist resources ensuring we can be responsive to each client's needs and preferences.

Our remuneration arrangements continue to be reviewed and revised where necessary to keep us competitive globally as well as locally.

Our challenge going forward is to grow our people and our skills, and to continue to find new ways to do what we do, even better.

On behalf of the Board, I would like to express our thanks to the entire WorleyParsons team for all their efforts.

OUTLOOK

2006 delivered a strong financial result for the company. The 2007 year has started well with our results through to September in line with our expectations. The full year results, particularly for the second half of the year, will be supported by a number of recent contract awards and acquisition announcements.

I am pleased that we can confirm the outlook statement we made at the release of the 2006 results: that we expect the markets for WorleyParsons services will continue to be strong. Our key markets are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets, we expect to achieve increased earnings in 2007.

We continue to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for shareholders.

Thank you ladies and gentlemen.

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

WorleyParsons

resources & energy

25 October 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX: WOR)

RESULTS OF 2006 ANNUAL GENERAL MEETING

In accordance with Listing Rule 3.13.2, WorleyParsons Limited announces that each of the ordinary resolutions put to the meeting was carried by the requisite majority.

Poll results

Each ordinary resolution was decided on a poll. Details of the total number of votes cast on the poll are set out below:

Resolution 2(a) - Re-election of Director Mr Erich Fraunschiel

Number of votes FOR the resolution	102,792,615
Number of votes AGAINST the resolution	38,783
Number of votes ABSTAINING on the resolution	31,053

Resolution 2(b) - Re-election of Director Mr William Hall

Number of votes FOR the resolution	103,212,755
Number of votes AGAINST the resolution	19,272
Number of votes ABSTAINING on the resolution	26,347

Resolution 3 – To adopt the Remuneration Report

Number of votes FOR the resolution	88,393,428
Number of votes AGAINST the resolution	14,721,222
Number of votes ABSTAINING on the resolution	144,021

Resolution 4 – Grant of Performance Rights to Executive Directors

Number of votes FOR the resolution	79,435,423
Number of votes AGAINST the resolution	16,608,163
Number of votes ABSTAINING on the resolution	553,505

WorleyParsons

resources & energy

Resolution 5 – Approval of Acquisition of shares by Non-Executive Directors under the WorleyParsons Limited Non Executive Director Share Plan

Number of votes FOR the resolution	95,181,362
Number of votes AGAINST the resolution	920,302
Number of votes ABSTAINING on the resolution	633,293

For further information please contact:

Sharon Sills
Company Secretary
Ph: +61 2 8923 6866

Form 604

Corporations Act 2001
Section 671B

Notice of change of interests of substantial holder

To **Worleyparsons Limited**
ACN/ARSN **096 090 158**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group (**"BGI"**)
ABN **33 001 804 566** (Barclays Global Investors Australia Limited)

There was a change in the interests of the substantial holder on 18 October 2006

The previous notice was given to the company on 11 April 2006

The previous notice was dated 11 April 2006

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous notice		Present notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary	12,823,458	6.26%	10,767, 575	5.25%

3. Changes in relevant interests

Particulars of each change in, or change on the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
18/10/06	BGI	decrease in voting power	Average price $18.73	(2,055,883) ordinary	(1.01)%

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest	Class and number of securities	Person's votes
BGI	JP Morgan & other custodians – See Annexure "A"	Annexure "A"	10,767,575 ordinary	5.25%

5. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

This is "Annexure A" of 1 page referred to in Form 604 Notice of change of interests of substantial holder

Relevant interest in Worleyparsons Limited ("WOR") held by members of the Barclays Group.

The list of Barclays entities and their respective holdings are as follows:

ASX CODE	STOCK NAME	HOLDING	%	COMPANY
WOR	Worleyparsons Limited	141,931	0.07	Barclays Global Investors Japan Trust & Banking
WOR	Worleyparsons Limited	89,824	0.04	Barclays Global Investors Japan Ltd
WOR	Worleyparsons Limited	526,944	0.26	Barclays Global Investors Ltd
WOR	Worleyparsons Limited	926,288	0.45	Barclays Global Investors Ltd
WOR	Worleyparsons Limited	23,100	0.01	Barclays Life Assurance Co Ltd
WOR	Worleyparsons Limited	1,564,945	0.76	Barclays Global Investors, N.A.
WOR	Worleyparsons Limited	488,899	0.24	Barclays Global Fund Advisors
WOR	Worleyparsons Limited	12,281	0.01	Barclays Global Investors Canada Ltd
WOR	Worleyparsons Limited	6,993,363	3.41	Barclays Global Investors Australia Ltd
		10,767,575	**5.25**	

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WOR as custodian and for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993*.

The holding of shares in WOR was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WOR.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the members of the Barclays Group.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

Date

Barclays Global Investors Australia Limited
ABN 33 001 804 566, AFS Licence No. 225398, Level 1
111 Harrington Street, Sydney, NSW 2000
P.O. Box N43 Grosvenor Place, NSW 1220
Telephone +612 272 2429
Facsimile +612 9278 5282
zaria.narayan@barclaysglobal.com

PERFORMANCE THROUGH INNOVATION
BARCLAYS GLOBAL INVESTORS

FACSIMILE

To	WorleyParsons Limited Ms Sharon Sills Company Secretary
Fax	(02) 8923 6877
Total pages	3 including cover
Date	1 November 2006
Subject	Notice of ceasing to be a substantial holder

Dear Ms Sills,

Please find attached Form 605 - Notice of ceasing to be a substantial holder in respect of the Barclays group holding in WorleyParsons Limited.

Kind regards

Zaria Narayan
Legal & Compliance Co-ordinator

Form 605

Corporations Act 2001
Section 671B

Notice of ceasing to be a substantial holder

To **Worleyparsons Limited (WOR)**
ACN/ARSN **096 090 158**

1. Details of substantial holder

Name **Barclays Global Investors Australia Limited** on behalf of the Barclays Group ("BGI")
ABN 33 001 804 566 (Barclays Global Investors Australia Limited)

The holder ceased to be a substantial holder on 25 October 2006

The previous notice was given to the company on 18 October 2006

The previous notice was dated 18 October 2006

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interests of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
25/10/06	BGI – *see Annexure A*	Reduction in voting power	Average price $18.13	Ordinary (716,499)	(0.34)%

3. Changes in association

The persons who have becomes associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
	See Annexure A

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Barclays Global Investors Australia Limited	1/111 Harrington Street, Sydney NSW 2000

Signature

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

2 / 11 /2006
Date

This is "Annexure A" of 1 page referred to in Form 605 Notice of ceasing to be a substantial holder

Relevant Interest in Worleyparsons Limited ("WOR") held by members of the Barclays Group.

The list of Barclays entities with relevant interest are as follows:

Barclays Global Investors Japan Trust & Banking
Barclays Global Investors Japan Ltd
Barclays Global Investors Ltd
Barclays Global Investors Ltd
Barclays Global Fund Advisors
Barclays Global Investors, N.A.
Barclays Life Assurance Co Ltd
Barclays Global Investors Canada Ltd
Barclays Global Investors Australia Ltd

The JP Morgan Chase Bank Inc. and various other custodians (Custodians) hold shares in WOR for which the members of the Barclays Group are either:

- the responsible entity or trustee of pooled investment products such as registered managed investment schemes (Funds); or
- the investment manager of Portfolios held for a number of institutional investors. The institutional investors are generally superannuation funds regulated under the *Superannuation Industry Supervision Act 1993.*

The holding of shares in WOR was acquired as part of the wide portfolio of Australian shares and units acquired for the Funds and the Portfolios.

The members of the Barclays Group and the Custodians may hold relevant interests due to the capacity of these entities to dispose of the shares in WOR.

Each investor in a Fund owns an undivided interest in the Fund's assets, no client directly owns any asset of the Fund. The unitholding of each Fund varies from time to time as clients enter and withdraw from the Funds. The various institutional investors with portfolios delegate the management of the portfolios to the Barclays Group.

Andrew Kuo
Company Secretary
Barclays Global Investors Australia

2 / 11 /2006
Date

WorleyParsons

resources & energy

2 November 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons awarded 2nd Phase of Belene Project

Parsons E&C Bulgaria, a wholly owned subsidiary of WorleyParsons, has negotiated an agreement with the National Electric Company of Bulgaria (NEK) to start the second phase of the Belene Nuclear Power Plant (NPP) Architect Engineer contract ("Agreement"). The first phase contract was initially signed by the National Electric Company and WorleyParsons in January, 2005 for the multi-year contracting, design, construction, commissioning and startup phases of the Belene project. This power facility is scheduled to be operational in 2012 and the project has a total estimated constructed cost of approximately € 4 billion. The Agreement allows the start of WorleyParsons' activities as the Architect Engineer for the second phase for an amount of € 28,156,008 (approximately A$46.9 million) with an effective date of September 1, 2006.

On October 30, NEK announced the Russian company Atomstrojexport was the selected vendor ('Vendor") for the Engineering, Procurement and Construction ("EPC") of the two nuclear units in Belene NPP. NEK and the Vendor are in negotiations for the final EPC contract. Once this EPC contract has been finalised, Parsons E&C Bulgaria will enter into a contract with NEK for the EPC execution phase as Architect Engineer on the basis of the current Agreement and the final agreed EPC contract conditions between NEK and the Vendor.

Entering the next phase of activities under the Agreement, WorleyParsons continues its very successful relationship with NEK, Bulgaria's state-owned electric utility. WorleyParsons is currently providing the same type of services for Maritza East 2 Thermal Power Plant - the biggest thermal plant in Bulgaria, located in the South-East.

Natsionalna Elektricheska Kompania EAD is Bulgaria's state-owned electric and water utility and serves almost all highvoltage customers in Bulgaria and 8 power distribution companies. The utility owns the large hydro power plants of total capacity 2,563 MW and the country's power transmission network with a total length of 14,610 km. Besides this, NEK owns a 27% stake in the Maritza East 3 Thermal Power Plant. NEK is the largest provider of electricity to Bulgarians and exporter of 75% of the electricity in the Balkan countries. In total, more than seven million Europeans receive their power directly or indirectly from NEK. NEK also owns the site of Belene NPP which will be the biggest investment in Bulgaria for the next 15 years. For more information, visit www.nek.bg.

WorleyParsons is a leading provider of professional services to the energy, resource, and complex process industries. In these sectors the joint venture will offer services which cover the full asset spectrum both in size and lifecycle, from the creation of new assets to services that sustain and enhance the value of operating assets.

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

Form 604

Corporations Law
Section 671B

Notice of change of interests of substantial holder

To: Company Name/Scheme **WorleyParsons Limited**

1. Details of substantial holder

Name **UBS Nominees Pty Ltd and its related bodies corporate**

ABN (if applicable): **32 001 450 522**

There was a change in interest of the substantial holder on: **03 November 2006**

The previous notice was dated: **15 September 2006**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's Votes	Voting Power	Person's Votes	Voting Power
Ordinary & Options	**14,563,161**	**7.11%**	**12,179,240**	**5.94%**

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Class and Number of securities	Person's votes affected
Please see Annexure A.					

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered holder	Nature of relevant interest	Class and number of securities	Person's votes
UBS AG Zurich	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	11,279 Ordinary	11,279

UBS Fund Management (Switzerland) AG	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	7,150 Ordinary	7,150
UBS Global Asset Management (Australia) Ltd	Citicorp Nominees Pty Ltd	Citicorp Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	69,630 Ordinary	69,630
UBS Global Asset Management (Australia) Ltd	JPMorgan Chase Bank	JPMorgan Chase Bank	Fund Manager with power to exercise control over disposal of the securities	688,161 Ordinary	688,161
UBS Global Asset Management (Australia) Ltd	National Nominees Ltd	National Nominees Ltd	Fund Manager with power to exercise control over disposal of the securities	1,349,885 Ordinary	1,349,885
UBS Global Asset Management (Australia) Ltd	RBC Global Services Australia Nominees Pty Ltd	RBC Global Services Australia Nominees Pty Ltd	Fund Manager with power to exercise control over disposal of the securities	19,989 Ordinary	19,989
UBS Global Asset Management (Australia) Ltd	State Street Australia Ltd	State Street Australia Limited	Fund Manager with power to exercise control over disposal of the securities	178,993 Ordinary	178,993
UBS Global Asset Management Life Limited	Various Custodians	Various Custodians	Fund Manager with power to exercise control over disposal of the securities	42,667 Ordinary	42,667
UBS AG, Australia Branch	UBS Nominees Pty Ltd	UBS Nominees Pty Ltd	Prime Broker with power to exercise disposal of shares	78,916 Ordinary	78,916
UBS AG, London Branch	Various Custodians	Various Custodians	Prime Broker with power to exercise disposal of shares	162,685 Ordinary	162,685
UBS AG, London Branch	Various Custodians	Various Custodians	Beneficial owner	13,724 Ordinary	13,724
UBS AG, London Branch	Various Custodians	Various Custodians	Power to control disposal over shares pursuant to stock borrowing and lending activities	52,000 Ordinary	52,000
UBS Securities Australia Ltd	Warbont Nominees Pty Ltd	Warbont Nominees Pty Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	186,212 Ordinary	186,212
UBS Securities Australia Ltd	Unknown Custodians	UBS Securities Australia Ltd	Power to control disposal over shares pursuant to stock borrowing and lending activities	717,773 Ordinary	717,773
UBS Wealth Management Australia Ltd	UBS Wealth Management Australia Nominees Pty Ltd	UBS Wealth Management Australia Nominees Pty Ltd	Broker with power to exercise discretion over shares	172,370 Ordinary	172,370
UBS Securities Australia Ltd	N/A	N/A	Exchange traded options	8,427,806 Options	8,427,806

5. Changes in association

The persons who have become associates (2) of, ceased to be associates of, or have changed the nature of their association (9) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN (if applicable)	Nature of association
N/A	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Details of all UBS offices can be found through the following link: http://apps.ubs.com/locationfinder	

SIGNATURE

Print Name: Chris Madden Capacity: Company Secretary

Sign Here: [signature] Date: 08 November 2006

Contact details for this notice:

Leanne Livingstone
Legal & Compliance
(w) +61 2 9324 3869
(f) +61 2 9324 2558
email: leanne.livingstone@ubs.com

Date of change	Person whose relevant interest changed	Nature of Change	Consideration given in relation to change	Number of securities	Class
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$116,901	7,083	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$172,273	10,438	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$652,600	39,541	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$18,832	1,141	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$28,652	1,736	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$5,661	343	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$48,556	2,942	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$9,226	559	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$15,267	925	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$2,047	124	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$55,075	3,337	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$6,981	423	Ordinary
19-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$57,353	3,475	Ordinary
20-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$27,007	1,689	Ordinary
20-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	-$27,007	-1,689	Ordinary
21-Sep-06	UBS Global Asset Management (Australia) Limited	IN SPECIE	$185,362	11,658	Ordinary
22-Sep-06	UBS Global Asset Management (Australia) Limited	On Market	$282,988	18,124	Ordinary

* Please note that not all details of trading could be obtained at the time of lodgement

WorleyParsons
resources & energy

14 November 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons awarded Project Management Services contract by Sipchem

Saudi International Petrochemical Company (Sipchem) has announced the award of a Project Management Services Contract for its Phase III Olefins & Derivatives Complex to WorleyParsons. This work will be to undertake front-end and detailed engineering and the project will be managed from our offices in Houston, USA and Al-Khobar, Saudi Arabia. The approximate value of WorleyParsons' In Kingdom and Out of Kingdom contracts is US$ 250 million.

The entire complex, estimated to cost approximately US$ 8 billion, will consist of 20 world-scale plants. When the complex begins its operational phase late 2010, it will employ more that 3,500 personnel.

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

MOLY MINES LIMITED

MOLY MINES LIMITED

46-50 Kings Park Road, West Perth
Western Australia 6005

PO Box 8215, Subiaco East
Western Australia 6008

Telephone +61 8 9429 3300
Facsimile +61 8 9429 3399

Email info@molymines.com
ABN 32 103 295 521

Not For Distribution to US Newswire Services or for Dissemination in the United States

November 16, 2006
Company Announcements Office
ASX Announcements
Exchange Plaza
2 The Esplanade
Perth WA

Pilot Plant Testing

Moly Mines Limited (ASX/TSX code; MOL) is pleased to advise of the progress of the Pilot Plant testwork program on ore from the Spinifex Ridge Molybdenum / Copper Project in Western Australia.

The Pilot Plant program is the culmination of the 12 month metallurgical testwork for the Spinifex Ridge Bankable Feasibility Study ("BFS"). The $750,000 program will confirm the metallurgical performance and characterisation of the Spinifex Ridge ore. The Pilot Plant results are on schedule for release to process design engineers by the end of this calendar year.

Significantly, Pilot Plant testing to date has confirmed that a 50%+ molybdenum concentrate, with low levels of typical penalty elements, can be produced from Spinifex Ridge ore.

The aim of the piloting phase is to:

- Confirm the flotation processing circuit as developed in bench scale testwork;
- Generate plant design data;
- Provide impurity levels within the concentrate samples; and
- Provide representative molybdenum and copper concentrate samples for marketing and downstream processing evaluation purposes.

Flotation piloting operations commenced on 31 October at Ammtec Limited's metallurgical facilities in Perth. The first phase of the pilot operation involves treatment of a representative 20 tonne parcel of rock chip material. This phase of work is approximately 50% complete and is expected to be finalised within the next 10 days.

The second phase of the pilot processing will be undertaken with a 20 tonne parcel of large diameter diamond drill core. This material will be processed in the last week of November and will be followed by a phase of product characterisation to establish the full chemical and physical parameters of both the molybdenum and copper concentrates produced.

The effects of alternative flotation reagents and ore variability are being evaluated during the Pilot Plant program.

A parallel metallurgical testwork program is currently underway at two laboratories trialling the use of High Pressure Grinding Rolls ("HPGR") as an alternative method to sag milling of Spinifex Ridge ore.

The HGPR technology has the potential to reduce power requirements and operating costs for the Spinifex Ridge Project. The trials are being undertaken at the SGS Lakefield Oretest facility and at the CSIRO Minerals facility with testing conducted on crushed diamond drill core samples from different Spinifex Ridge rock types. The initial phase of work at each facility has focused on optimization of operating parameters. Closed circuit testing will be conducted after full evaluation of the open circuit program. The work is expected to be completed in early December which will be followed by detailed analysis and review.

The overall metallurgical testwork program will be used for final plant design by lead engineers WorleyParsons. Engineering and plant design works are scheduled for completion during 1st quarter 2007.

Yours sincerely

Andrew Worland
Company Secretary
Moly Mines Limited

WorleyParsons
resources & energy

21 December 2006

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons awarded EPCM contract for Mobil Producing Nigeria

WorleyParsons announces today that it's 49% owned Nigerian operating entity DeltaAfrik, has been awarded a five year contract to provide Engineering, Procurement and Construction Management (EPCM) services to Mobil Producing Nigeria to support the execution of a portfolio of projects offshore Nigeria.

The estimated contract value for WorleyParsons/DeltaAfrik direct services is USD220 million.

This program of work involves upgrades and expansion of Mobil Producing Nigeria offshore facilities and pipelines as a means of ensuring the continuing operations of its offshore production facilities and supporting infrastructure in Nigeria.

"We are very pleased that Mobil Producing Nigeria has selected WorleyParsons and DeltaAfrik to execute this very important project," said WorleyParsons CEO Mr John Grill. "This is an important achievement that will allow WorleyParsons to further invest in the development of local Nigerian resources, it reinforces our commitment to Nigeria and to the provision of our Asset Integrity and Business Improvement Services core offering to clients."

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons

resources & energy

25 January 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons acquires 100% of SEA Engineering Inc

WorleyParsons is announcing today that it has signed an agreement to purchase SEA Engineering Inc. (SEA) in a move that will expand the company's off-shore hydrocarbon engineering capability and resources.

SEA is a Houston-based engineering company operating in the hydrocarbon / upstream / offshore / deepwater market sector. SEA provides complete engineering services including concept evaluation and selection; front-end engineering; detailed design; installation support; operational and maintenance planning and support; and removal and relocation planning of floating systems of all types. SEA provides its services worldwide including the Gulf of Mexico, Southeast Asia and the Pacific Rim, and West Africa.

SEA's current staffing is 150 employees. Revenue for the 2006 calendar year was approximately US$26.5 million.

The acquisition price is approximately US$25 million, comprising a fixed component of $18.2 million and a deferred incentive based component. The purchase price represents a multiple of approximately five times average EBIT for the 2005, 2006 and 2007 years.

"The acquisition of SEA adds a capability in floating offshore structures to WorleyParsons' strong capability in fixed offshore production facilities, platforms and pipelines," said John Grill, WorleyParsons' Chief Executive Officer.

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons

resources & energy

25 January 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Half Year 2007 Interim Results

WorleyParsons has experienced a continuation of favourable trading and business conditions across its operations in the 2007 financial year to date, with results ahead of expectations.

Whilst the external audit and final internal accounting and assurance processes for the Interim Result have yet to be completed, based on an initial review the Net Profit After Tax for the 6 months to 31 December 2006 is expected to be more than 15% higher than that reported for the 6 month period from 1 January 2006 to 30 June 2006.

Subject to conditions remaining favourable in all its markets, the Company expects further increased earnings in the second half of the 2007 financial year.

Further information can be accessed at **www.worleyparsons.com** or please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons
resources & energy

29 January 2007

ASX Announcement
WORLEYPARSONS LIMITED (ASX:WOR)
Half Year 2007 Interim Results - clarification

We refer to the Half Year 2007 Interim Results announcement released on Thursday 25 January 2007. By way of clarification, Net Profit After Tax for the six months to 31 December 2006 is expected to be between approximately 15% and 20% higher than that reported for the six month period from 1 January 2006 to 30 June 2006.

The Company reiterates that the external audit and final internal accounting and assurance processes in relation to this result range have yet to be completed.

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons

resources & energy

Level 7, 116 Miller Street
North Sydney NSW 2060 Australia
Telephone +61 2 8923 6866
Facsimile +61 2 8923 6877
www.worleyparsons.com
WorleyParsons Ltd
ABN 17 096 090 158

8 February 2007

Ref:
File:

Ms Eve Roberts
ASX Limited
Level 6
20 Bridge Street
Sydney NSW 2000

Dear Ms Roberts

RE: WORLEYPARSONS LIMITED (ASX: WOR) – REQUEST FOR TRADING HALT

In accordance with Listing Rule 17.1, WorleyParsons Limited hereby requests a trading halt, commencing prior to 10.00 am on Thursday 8 February 2007, in order to conduct the institutional component of a RAPIDS capital raising to partly fund the consideration for its acquisition of Colt.

It is expected that the securities will remain in trading halt until the earlier of the commencement of normal trading on Wednesday 14 February 2007 or when a further announcement regarding the outcome of the institutional component of the capital raising is released to the market.

WorleyParsons is not aware of any reason why the trading halt should not be granted.

Yours faithfully
WorleyParsons

Sharon Sills
Company Secretary

ASX
AUSTRALIAN SECURITIES EXCHANGE

MARKET RELEASE

8 February 2007

WORLEYPARSONS LIMITED

TRADING HALT (2 + 2 business days)

The securities of WorleyParsons Limited (the "Company") will be placed in pre-open at the request of the Company, pending the release of an announcement by the Company. Unless ASX decides otherwise, the securities will remain in pre-open until the earlier of the commencement of normal trading on Wednesday, 14 February 2007 or when the announcement is released to the market.

Security Code: WOR

E Roberts

Eve Roberts
Adviser, Issuers (Sydney)

WorleyParsons

resources & energy

8 February 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

WorleyParsons announces $A1.13 billion acquisition to establish leading position in high growth Canadian hydrocarbons market

WorleyParsons today announces the $A1.13 billion acquisition of the Colt Companies ("Colt"), a leading Canadian design and project services business. The acquisition creates a market leader in the high growth Canadian hydrocarbons market and provides a springboard for the next phase of WorleyParsons growth.

The acquisition price represents a multiple of 9.7 times pro forma EBITDA (earnings before interest tax depreciation and amortisation) of Colt for the 12 months ended 31 January 2007. On the assumption of a full year contribution by Colt to WorleyParsons, the pro forma accretion to the combined group's earnings per share (before synergies, amortisation and additional corporate and integration costs) for the 12 months to 31 December 2006 would be 16%. The Directors believe there is the potential for material synergies for the combined group. The acquisition is likely to complete in early March 2007.

Colt is a multi-disciplinary design and project services business with impressive upstream and downstream hydrocarbons capabilities particularly in the growing oil sands sector. It has been in operation for more than 30 years and is one of the largest providers of these services in Canada. Colt employs approximately 4,600 people through its network of offices in Calgary, Edmonton, Sarnia, Toronto and Anchorage, Alaska.

WorleyParsons Chief Executive Officer, Mr John Grill said: "This is a unique opportunity for WorleyParsons to secure a leading position in one of the world's largest and fastest growing hydrocarbons markets. The acquisition will also extend WorleyParsons' position as a Tier One service provider to the global hydrocarbons industry and materially enhance the group's heavy oil, oil sands and cold weather technical capabilities.

"We were attracted by Colt's experienced management team as well as its track record of profitable growth. This acquisition combines Colt with our substantial existing Canadian operations providing the global resources and systems to capitalise on the significant untapped demand in the Canadian market," he said.

Canada boasts the world's second largest volume of oil reserves at 179 billion barrels, of which 98% are within the oil sands. Capital expenditure in the Canadian oil sands sector alone is forecast to exceed C$125 billion over the next decade if announced projects proceed. Canada is currently the largest supplier of crude oil and petroleum products to the US. It is forecast to grow from its position as the eighth largest producer of crude oil globally to become the fourth largest by 2015.

Also commenting, the President of Colt, Mr Larry Benke, said: "This merger enables Colt to accelerate our growth strategy and combine with WorleyParsons' operations to leverage our extensive experience in oil sands having completed more than 3,000 oil sands projects. At the same time it enhances our ability to win and execute major projects in Canada and Alaska.

"WorleyParsons represented the perfect merger partner for us and today's announcement marks the culmination of many months of effort evaluating opportunities and strategies for the future of Colt. The additional resources our business will gain through being part of the WorleyParsons group will provide the platform for a truly diversified engineering and project services business," he said.

Mr Larry Benke, President of Colt will be responsible for WorleyParsons Canadian operations and will be appointed, subject to completion of the acquisition, to the WorleyParsons Limited Board as an alternate director to Bill Hall. Key Colt senior management have committed to remain with WorleyParsons for a period of at least three years.

The acquisition is subject to regulatory approvals and customary conditions precedent.

The combined group will employ approximately 20,400 employees and operate in 97 offices in 30 countries.

The Acquisition will be funded by a combination of debt and equity as follows:

- $A333.2m debt funding
- $A479.9m 1 for 9 accelerated renounceable entitlement offer
- $A342.3m exchangeable shares issued to the vendors

The accelerated renounceable entitlement offer is fully underwritten by UBS. It will comprise an offer to institutional shareholders and an offer to retail shareholders. Eligible shareholders will be able to subscribe for 1 new fully paid ordinary WorleyParsons share for every 9 existing ordinary shares held at 7pm on Wednesday, 14 February, at the offer price of $21.00. Any renounced rights will be sold in either the institutional bookbuild or the retail bookbuild.

In determining the entitlements under the entitlement offer, WorleyParsons will ignore changes in shareholdings which occur after the commencement of the trading halt on Thursday 8 February 2007 (other than registrations of transactions which were effected through SEATS before the commencement of the trading halt on Thursday 8 February 2007).

The Colt vendors are receiving on average over 30% of their consideration in WorleyParsons exchangeable shares. The exchangeable shares will be economically equivalent to ordinary WorleyParsons shares and will be issued at the institutional bookbuild price. The issue of a new class of share which will provide voting rights for the exchangeable shareholders will require the approval of WorleyParsons ordinary shareholders at an EGM, which will take place on 2 April 2007.

WorleyParsons directors intend to support the resolutions put to the EGM in respect of their individual shareholdings.

The exchangeable shares will be escrowed for up to 24 months.

Neither the exchangeable shares nor the new shares issued under the entitlement offer will be entitled to the 28 cent dividend declared for the half year to 31 December 2006.

A trading halt in WorleyParsons shares has been granted by the Australian Securities Exchange while the institutional bookbuild is being conducted. It is expected that trading in WorleyParsons shares will recommence on Wednesday, 14 February 2007.

WorleyParsons

resources & energy

Key dates:

Institutional Entitlement Offer closes	13 February 2007
Retail Entitlement Offer opens	19 February 2007
Retail Entitlement Offer closes	2 March 2007
Dividend payment date	14 March 2007
Normal trading of new shares	21 March 2007
Extraordinary General Meeting	2 April 2007

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
P: +61 2 9955 9899 / M: +61(0) 413 746 949
geoff@fowlstone.com.au

WorleyParsons

resources & energy

8 February 2007

ASX/Media Release

WORLEYPARSONS LIMITED

(ASX: WOR)

Interim Results Release

Highlights:

- 1st half net profit up 53.0% to $94.5m
- 1st half net profit increases 22.3% over 2006 2nd half result
- Continued strong operating results
- Interim dividend of 28.0 cents (2006: 18.5 cents)
- Acquisition of Colt announced today

Professional services company WorleyParsons Limited today announced a net profit after tax of $94.5m for the six months to 31 December 2006, representing an increase of 53.0% over previous corresponding period and a 22.3% increase compared to the previous half year ended 30 June 2006.

The result was earned on aggregated revenue of $1,459.8m, an increase of 28.3% on the $1,137.8m reported for the half year ended 31 December 2005. EBIT for the six months was $131.2m, an increase of 41.2% from the $92.9m reported in the previous corresponding period.

The EBIT margin for the group increased to 9.0% compared to 8.2% in the previous corresponding period. After tax, the Company earned a net margin on aggregated revenue of 6.5% for the six months compared to the 2005 net margin of 5.4%. The corporate tax rate was 24.7% compared with the 2006 full year result of 28%.

Basic earnings per share for the period were 46.2 cents per share, an increase of 53.0% from the 30.2 cents per share reported for the previous corresponding period.

Included in the result is a contribution to pre tax earnings of $2.3m relating to the sale of some of the Company's share in the Esperance Energy Project to the other shareholder in the project, ANZIS.

Dividend policy and declaration

The Company's current policy is to make half yearly dividend payments to shareholders subject to available profits, working capital requirements and the level of borrowings.

Generally, around 60% - 70% of the Company's full year net profit after tax is made available for distribution with the balance being retained for funding ongoing growth. Dividends are franked to the extent imputation credits are available.

WorleyParsons

resources & energy

In line with this policy, the Directors have declared an interim dividend of 28.0 cents per share, franked at 22.1% (6.2 cents per share). Last year's interim dividend was 18.5 cents per share (franked at 5.4 cents per share).

The dividend will be payable on 14 March 2007 for shareholders on the register as at midnight (Eastern Standard Time) on 22 February 2007.

			CONSOLIDATED	
		%	6 MONTHS TO 31 DEC 2006 $'000	6 MONTHS TO 31 DEC 2005 $'000
Income	UP	38	1,445,550	1,046,480
Earnings before interest and tax ("EBIT")	UP	41	131,201	92,918
Profit before income tax expense	UP	39	127,426	91,733
Profit after income tax expense	UP	50	95,980	63,991
Profit attributable to members of WorleyParsons Limited	UP	53	94,511	61,792
Basic earnings per share (cents per share)	UP	53	46.2	30.2
Diluted earnings per share (cents per share)	UP	52	45.7	30.1
Net tangible assets per share ($ per share)	UP	63	0.44	0.27

Income			1,445,550	1,046,480
Less: procurement services revenue			(181,825)	(134,421)
Revenue from continuing operations excluding procurement services revenue			1,263,725	912,059
Add: share of revenue from associates			356,788	497,750
Less: procurement services revenue of associates			(160,697)	(272,026)
Net revenue from associates			196,091	225,724
Aggregated revenue [1]	UP	28	1,459,816	1,137,783

1 Aggregated revenue is defined as statutory revenue plus share of revenue from associates less procurement services revenue at nil margin. The directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons

Finance

Gearing at 31 December 2006 was 13.9% on a Net debt to Net debt + Equity basis. Cash holdings as at 31 December 2006 were $98.4m.

Operating cash flow for the period was $73.6m, compared to $65.7m in the previous corresponding period. Cash outflow from investing activities was $59.2m. This included $13.3m paid to acquire 50% of Santiago, Chile based engineering company, Arze-Recine Ingenieria. Other investments in the period included $14.3m for the remaining 50 % interest in Burns & Roe Worley Pty Limited and $3.6 million for TMG International Holdings Pty Limited.

The Company committed $5.2m in the period to the development of the Exmouth Energy Project in Western Australia as part of its infrastructure development strategy. The project is currently undergoing completion trials and testing.

The Company continues to benefit from concessions for expenditure for R&D activities in a number of jurisdictions. The effective tax rate for the group in the 6 month period was 24.7% (2005: 30.2%) largely due to the positive tax impact from Research & Development benefits in the UK.

Chief Executive Comment on Result

Commenting on performance for the six months to 31 December 2006 the Chief Executive Officer of WorleyParsons, Mr John Grill, said:

"Our operations are performing strongly and responding well to the continued level of demand we are experiencing across the business. The performance of the businesses acquired recently, with the exception of the remaining 50% share of Burns and Roe Worley Pty Limited, is in line or ahead of our expectations. In the industries in which we operate the challenge both for us and our clients is to match the right resources with demand.

"Our international operations now contribute 70.0% of our earnings before tax with the contracts awarded in the six months helping to lengthen our contracted revenue profile for both asset services and for major projects.

"WorleyParsons has experienced significant growth in recent years that has included the integration of a number of acquisitions and the expansion of the company's operations into new territories. The additional resources we have committed to our safety management process and practices in 2006 are supporting our desire to meet our Zero Harm objective."

Segment Performance

Hydrocarbons

Aggregated revenue for the **Hydrocarbons** group in the six months was $1,033.0m representing approximately 70.8% of WorleyParsons' revenue and an increase of 26.3% from the prior corresponding period. Segment EBIT was $103.1m with a reported segment margin of 10.0% (2005: EBIT $75.3m margin 9.2 %).

The group performed strongly across the broad geographic base that WorleyParsons covers in both new build greenfield projects and brownfield sustaining capital work. The major project execution centres of Houston, London and Perth are experiencing a particularly high and sustained volume of work for both domestic and international customers. Growth from new offices including West Africa is building according to plan.

Commenting on the strong performance of the Hydrocarbons segment, Mr John Grill said:

"The global hydrocarbons industry continues to experience historically high levels of activity. The business continues to respond well to this increased demand for our services and we are pleased with our ability to support major projects and asset services in both the upstream and downstream markets."

Outlook for Hydrocarbons

The outlook for the Hydrocarbons business remains positive. Sustained high oil prices, increasing demand for gas, the upturn in downstream refining and petrochemical activity together with the expected continued development of major FEED and EPCM projects and the ongoing capital expenditure associated with maintaining and upgrading major hydrocarbon facilities provide a strong basis for further growth. WorleyParsons' geographic coverage, together with its established client relationships and partnering strategies position it well for this market sector.

Power

WorleyParsons **Power** business earned Aggregated revenue of $188.1m, an increase of 6.8% from prior corresponding period. Segment EBIT was $19.6m with a reported segment margin of 10.4 %. (2005: EBIT $22.2m margin 12.6%.)

The Company completed the purchase of the remaining 50% interest in the Burns & Roe Worley joint venture in the period and has commenced a restructuring of the operations of that business to reverse the losses incurred recently.

The restructure includes the sale of part of the Company's interest in the Esperance Energy Project which has resulted in a one off $2.3m contribution to earnings in the period, mitigating the losses incurred in the Burns & Roe Worley business. The Company now holds 50% of the equity in the project with the remaining 50% held by ANZIS.

Activity in the Power sector in the period included continued project activity in Bulgaria on the Belene nuclear facility and the Maritza coal station. It also included ongoing activity in the US market particularly for flue gas desulphurisation projects, support of the Tennessee Valley Authority contract and feasibility and siting studies for new coal and nuclear facilities.

WorleyParsons
resources & energy

Mr John Grill said:

"The Power business continues to be a major contributor to the WorleyParsons result. We were disappointed by the poor results in our Australian operations and we are confident the results will improve."

Outlook for Power

The outlook for the Power business remains positive. Continued demand for new coal and nuclear facilities, greenfield gas plants, air quality control systems on existing coal plants and an increase in demand for power delivery services provides a solid base for continued growth.

Minerals & Metals

The **Minerals & Metals** group reported aggregated revenue for the six months of $129.3m, an increase of 14.5% from the $112.9m reported in the prior corresponding period. EBIT for the six months was $19.5m with a margin of 15.1% (2005: EBIT $11.3m margin 10.0%.)

Major activity for the group in the period continues to driven by the high number of feasibility studies underway and support for the number of brownfield alliances across Australia as well as large greenfield projects such as the Ma'aden Phosphate Project and Pilbara Infrastructure Project. The Company also continued the global development of the Minerals & Metals business into Latin America through the acquisition of 50% of Santiago based Arze-Recine Ingenieria.

Commenting on the performance of the Minerals & Metals business, Mr John Grill said:

"Our Minerals & Metals business continues to perform well in a challenging project delivery environment. Demand and competition for project resources remains very high with our clients facing many challenges in the development of projects, particularly in Australia."

Outlook for Minerals & Metals

The outlook for the Minerals & Metals sector remains positive with the continued pressure and competition for resources being the major constraining factor in the sector.

The focus for the second half of 2007 will be on transitioning projects from feasibility study to project sanction stage, continued development of WorleyParsons' EPCM contracting capability, expansion of project alliances and the development of the Company's international operations.

Infrastructure

The **Infrastructure** business reported Aggregated Revenue of $115.8m, an increase of 256.6% on the prior corresponding period. EBIT for the six months was $10.9m (2005: EBIT $3.2m).

In addition to providing services to private and public infrastructure projects, the Infrastructure business continues to support other parts of the WorleyParsons' operations by undertaking the siting and feasibility studies, and engineering and project services for the execution phase for the infrastructure component of resource and energy developments.

WorleyParsons
resources & energy

The half year saw a significant increase in revenue and margin reflecting the high levels of activity in general and in particular on the two world scale resource infrastructure projects commenced in 2006: the Ma'aden Infrastructure Project and the Pilbara Infrastructure Project.

Mr John Grill commented:

"The recent strong performance of our Infrastructure business confirms it as an important part of our major project capability both in its own right and in support of activities in other customer sectors. The recent acquisition of the remaining 50% share of Burns and Roe Worley Pty Limited will allow us to further focus our activities in the water market."

Outlook for Infrastructure

Underlying demand in the Infrastructure market remains strong in most markets in which the Company operates. The increasing size and capability of the Infrastructure group leaves it well positioned to respond to this demand.

Outlook for WorleyParsons Group

Commenting on the outlook for the WorleyParsons Group, Mr John Grill said:

"We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets, we expect to achieve increased earnings in the second half of 2007.

"The successful completion of the acquisition of Colt will add further to those earnings.

"The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders."

For further information please contact:

David Housego
Chief Financial Officer
Ph: +61 2 8923 6866

Geoff Fowlstone
Fowlstone Communications
Ph: +61 2 9955 9899
Mob: +61(0) 413 746 949

WorleyParsons

resources & energy

8 February 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Accelerated Renouncable Entitlement Offer ("AREO") to raise approximately $479.9 million

Offer Structure

WorleyParsons Limited (the "Company") has announced a 1 for 9 accelerated renounceable entitlement offer in the form of an AREO capital raising (the "Entitlement Offer"), at an issue price of $21.00 (the "Offer Price") per new share to raise a total of approximately $479.9 million. Full details will be set out in a Prospectus which is expected to be lodged with ASIC on or about 14 February 2007 at which time it may also be viewed at www.worleyparsons.com.au.

The Entitlement Offer has two components:

1. An institutional entitlement offer, where offers will be made to qualifying institutional shareholders for them to apply for their pro-rata entitlement. Eligible institutional shareholders that do not take up and renounce their entitlement and institutional shareholders ineligible to participate in the offer will have their entitlement sold through a bookbuild process (the "Institutional Entitlement Offer").
2. A retail entitlement offer, where an offer will be made to qualifying retail shareholders for them to apply for their pro-rata entitlement. Eligible retail shareholders that do not take up and renounce their entitlement and retail shareholders ineligible to participate in the Entitlement Offer will have their entitlement sold through a bookbuild process (the "Retail Entitlement Offer").

Stock Lending

Eligible investors will be entitled to apply for 1 new share for every 9 shares held as at 7.00pm (AEST) on the Record Date (14 February 2007). In the event a WOR shareholder has shares out on loan, the borrower will be regarded as the shareholder for the purposes of determining the entitlement (provided that those borrowed shares have not been on-sold).

Renouncing Shareholders

Eligible shareholders who decide not to accept the Entitlement Offer and ineligible shareholders will receive the amount (if any) by which the price achieved in the relevant bookbuild processes exceed the Offer Price.

The entitlement to subscribe for new shares will not be able to be traded on ASX or privately transferred.

WorleyParsons
resources & energy

Timetable

The anticipated timetable in relation to the Entitlement Offer is as follows:

Event	Date
Institutional Entitlement Offer	
Trading halt applied (2+2 business days)	8 February 2007
Institutional Entitlement Offer open date	8 February 2007
Institutional Entitlement Offer close date	9 February 2007
Institutional Renunciation Bookbuild	13 February 2007
Announcement of allocations under bookbuild. Trading halt lifted and shares commence trading on an ex-entitlement basis (XE) on SEATS	14 February 2007
Record date for entitlements under the Entitlement Offer	7.00pm 14 February 2007
Institutional settlement (Entitlement Offer and Renunciation Bookbuild)	20 February 2007
Institutional allotment	21 February 2007
Institutional trading date	21 February 2007
Retail Entitlement Offer	
Prospectus lodgement	14 February 2007
Trading halt lifted and shares commence trading on an ex-entitlement basis (XE) on SEATS.	14 February 2007
Record date for entitlements under the Entitlement Offer	7.00pm 14 February 2007
Retail Entitlement Offer open date	19 February 2007
Retail Entitlement Offer close date	2 March 2007
Retail shortfall notification date	8 March 2007
Retail Renunciation Bookbuild	8 March 2007
Announcement of Bookbuild results	9 March 2007
Retail Renunciation Bookbuild settlement date	14 March 2007
Allotment date	15 March 2007
Normal trading commences for new shares on ASX	15 March 2007

For further information, please contact:

David Housego
Chief Financial Officer
P: +61 2 8923 6866

Nathan Taylor
UBS Investment Bank
P: +61 2 9324 2677

WorleyParsons
resources & energy

Agenda

- Half Year Results
- Acquisition of Colt
- Entitlement Offer

WorleyParsons
resources & energy

SECTION 1

Half Year Results
31 December 2006

WorleyParsons
resources & energy

Highlights

- Half year net profit of $94.5 million up 53.0% on the first half FY06
- Half year net profit up 22.3% on the second half of FY06
- EBIT growth of 23.1% to $131.2 million on the previous half
- International operations contribute approx 70%
- Basic EPS up 53.0% to 46.2 cps
- EBIT and net margin expansion
- Interim dividend up 51.4% to 28.0 cps (2005: 18.5 cps)

WorleyParsons
resources & energy

Material announcements[1]

- Acquisition of 100% of SEA Engineering Inc
- Awarded EPCM contract for Mobil Producing Nigeria
- Awarded Project Management Services contract by Sipchem
- Awarded 2nd Phase of Belene Project
- Award of Umm Shaif engineering services contract
- Baytown Services Contract Award
- Formation of Chilean joint venture ARA WorleyParsons S.A
- Acquisition of remaining 50% of Burns & Roe Worley
- Formation of Indian joint venture WorleyParsons Kirpalaney Pvt Limited

Notes:
1. Since 2006 full year results

WorleyParsons
resources & energy

Financial Performance

$M	1H FY07	2H FY06	Growth on 2HFY06
Aggregated Revenue	1,459.8	1,326.6	10.0%
EBIT	131.2	106.6	23.1%
EBIT margin	9.0%	8.0%	
Profit before tax	127.4	105.2	21.1%
Net Profit	94.5	77.3	22.3%
Net Margin	6.5%	5.8%	
Basic EPS (cents per share)	46.2	37.8	22.2%
Operating Cash Flow	73.6	50.0	47.2%

when experience counts

WorleyParsons
resources & energy

Change in Net Profit v 2H FY06


130.0
110.0
90.0
70.0
50.0
30.0
10.0
$M
Hydrocarbons
Minerals & Metals
Infrastructure
Esperence share sale
Power
Income Tax

- Growth in Hydrocarbons, Minerals & Metals and Infrastructure
- Esperance share sale $2.3m in 1H FY07
- Power affected by BRW performance and project timing in US operations
- 1H FY07 tax rate 24.7% (2H FY06 26.1%)

when experience counts

WorleyParsons
resources & energy

Segment results

By Sector $M	Hydrocarbons	Power	Minerals & Metals	Infrastructure
Aggregated revenue	1,033.0	188.1	129.3	115.8
EBIT	103.1	19.6	19.5	10.9
Margin	10.0%	10.4%	15.1%	9.4%

Aggregated revenue by segment



8%
9%
13%
71%
Hydrocarbons Power Minerals & Metals Infrastructure

Aggregated revenue by region



22%
34%
27%
17%
Americas Europe Australia & New Zealand Asia & Middle East

WorleyParsons
resources & energy

Growth

Aggregated revenue $M



474.4
514.8
1,379.5
2,464.4
1,459.8
2003
2004
2005
2006
2007
H1 H2

EBIT $M



32.1
40.4
102.3
199.5
131.2
2003
2004
2005
2006
2007
H1 H2

Cashflow $M	Dec 05	Dec 06
Operating cash flow	65.7	73.6
Investing cash flow	(35.9)	(59.2)
Financing cash flow	(10.6)	6.8

Dividend	Dec 05	Dec 06
Interim (cents per share)	18.5	28.0
Franked at (cents)	5.4	6.2
Franking %	29.2	22.1

WorleyParsons
resources & energy

Outlook

- We expect the markets for WorleyParsons' services will continue to be strong. Our key markets and sectors are experiencing positive conditions and we are well positioned to respond to these opportunities. Subject to conditions remaining favourable in these markets we expect to achieve increased earnings in the second half of 2007
- The successful completion of the acquisition of Colt announced today will add further to those earnings
- The company continues to evaluate opportunities for new business growth that will add to our existing capabilities and provide value for our shareholders

WorleyParsons
resources & energy

SECTION 2

Acquisition of Colt

Table of contents

Transaction overview

- WorleyParsons has agreed to acquire the Colt Companies, a leading Canadian project services partnership which employs approximately 4,600 staff
- Purchase price of C$1,035 million (approximately A$1,133 million)
  - multiple of 9.7 times pro forma EBITDA (12 months ended 31 January 2007[1])
- Colt is a multi-disciplinary design and project services company with extensive upstream and downstream hydrocarbons and power capabilities
- The acquisition will extend WorleyParsons' position as a tier 1 service provider in hydrocarbons
- Excellent strategic fit for WorleyParsons and provides a strong platform for earnings growth
  - approximately 20,400 staff in combined group
- Transaction to be financed by a mix of debt and equity
  - over 30% of consideration paid to Colt partners in WorleyParsons Exchangeable Shares (around 6% of WorleyParsons' equity), escrowed for up to 24 months
- Key management committed to remain with WorleyParsons through 3-year contracts post Completion

Notes:
1. 9 months actual / 3 months estimated. Pro forma adjusted for WorleyParsons incentive structure

Colt

- Colt is a leading provider of engineering, procurement, project management, construction and construction management services to the Canadian and Alaskan hydrocarbons and power sectors
- C$106.3 million pro forma EBITDA for year ended 31 January 2007[1]
- 47% compound annual growth rate since 2004[2]
- Quality revenue base
  - over 90% of Colt revenue comes from hydrocarbons
  - over 90% of revenue is contracted on a cost-reimbursable basis
  - 80% of revenue comes from Colt's top 10 customers
  - 86% of revenue comes from alliances or major projects
  - 65% of revenue from brownfields work
- Business highly complementary with WorleyParsons' culture
- Currently owned through a partnership structure

Notes:
1. 9 months actual / 3 months estimated. Pro forma adjusted for WorleyParsons incentive structure
2. Growth in Adjusted EBITDA (before adjustment for WorleyParsons incentive structure)

Strategic rationale

- Combination of Colt and WorleyParsons MEG gives WorleyParsons a leading presence in rapidly growing Canadian hydrocarbons industry
  - management teams with longstanding relationships with the key industry operators
- Extends WorleyParsons' tier 1 position in hydrocarbons
- Enhances WorleyParsons' technical capabilities, particularly for heavy oil, oil sands, cold weather projects, modularisation and fabrication
- Current demand in market would support potential for material synergies
  - improve Colt's ability to support major EPCM projects in its own right
  - opportunities to expand WorleyParsons' existing Canadian presence in metals & mining and infrastructure
  - opportunities to expand Colt's existing capabilities in power using WorleyParsons' power hub in Reading, Pa, USA
  - access to WorleyParsons' global resources for workshare

COLT
WorleyParsons

Financial impact

- Purchase price of C$1,035 million represents a multiple of 9.7 times pro forma EBITDA (12 months ended 31 January 2007[1])
- The Acquisition would have been 16.0% EPS accretive[2] (before amortisation and additional corporate costs) for the twelve months ended 31 December 2006
- Financial evaluation assumes no synergies

Notes:
1. 9 months actual / 3 months estimated. Pro forma adjusted for WorleyParsons incentive structure
2. Assumes both Exchangeable Shares and New Shares are issued at the Offer Price of $21.00. The price of Exchangeable Shares will in fact be the Offer Price plus the Institutional Premium.

COLT
WorleyParsons

Integration strategy

- Colt's President Larry Benke will be responsible for WorleyParsons' expanded Canadian operations, reporting to CEO John Grill
  - will include Colt, WorleyParsons MEG, Komex and HGE
  - Larry Benke will be alternate director for Bill Hall on the WorleyParsons Board
  - management team to be drawn from WorleyParsons' existing operations and Colt
- Minimal overlap between WorleyParsons MEG and Colt
  - no overlap between Colt and remainder of WorleyParsons
- WorleyParsons has a successful track record of integrating acquisitions such as Parsons E&C in 2004
  - integration team has been established
  - identification and extraction of synergies including workshare

... there are expected to be considerable opportunities for synergies and growth

Key transaction features

- Purchase Agreement signed on Thursday 8 February, 2007
- Due diligence involvement of key WorleyParsons executives, legal, accounting and tax advisers
- The acquisition is subject to regulatory approvals and customary conditions precedent
- The transaction is expected to be completed by early March 2007
  - profits post completion will be included in WorleyParsons FY2007 results
- EGM to be held to approve new class of share with voting rights for exchangeable shareholders
  - Monday 2 April, 2007
  - Directors and certain key management intend to vote in favour of resolution

- Transaction overview
- Overview of Colt
- Colt financial profile
- Funding structure

COLT
WorleyParsons

Colt Overview

- Colt, founded in 1973, is a leading provider of design and project services to the oil & gas, refinery, pipeline, petrochemicals and power sectors
- CORD, founded in 1978, provides fabrication, modularisation and construction services to the hydrocarbons industry in Western Canada on a non-union basis (approximately 15% of Colt revenue)
- Over 4,600 people employed in Canada and the USA (Alaska)
- A leader in heavy oil, oil sands and pipelines
- Well-positioned to take advantage of the current demand & forecast growth
- A leader in alliancing relationships and brownfields projects

COLT
WorleyParsons

Geographic locations


Oil sands region
Anchorage
Fort McMurray
Edmonton
Calgary
Sarnia
Toronto

- Colt has offices located in Calgary, Edmonton, Sarnia and Toronto in Canada and in Anchorage, Alaska
- These offices are close to major hydrocarbons and resources projects, in particular the Alberta oil sands
- The NANA/Colt joint venture provides EPCM services to oil and gas producers in Alaska
- CORD operates in Western Canada from facilities in Edmonton and Calgary

COLT
WorleyParsons

Why WorleyParsons? ... Colt's Objectives

- Private ownership has dictated organic growth to-date
- Vision is for aggressive, sustainable growth based on:
  - being the design and project services supplier of choice for clients and staff
  - optimising opportunities driven from the oil sands
  - geographic and industry segment diversification
- Options considered: continued form of private ownership, merger with a strategic partner or becoming publicly traded corporation
- Initially on a path to undertaking an IPO
- Combination with WorleyParsons emerged as a better outcome for staff and business with highest probability of meeting objectives

COLT
WorleyParsons

Market Overview

Canadian hydrocarbons industry

- Canada estimated to have the second highest volume of proven oil reserves in the world
- Of 179 billion barrels of proven reserves, 174 billion located in the oil sands
- In 2005 oil production was over 2.5 million barrels per day[1]
- Canada is currently the 8th largest producer of crude oil, expected to be the 4th largest by 2015
- Majority of Canada's oil exports go to the USA which is seeking secure supply

World oil reserves



Billions of barrels
300
250
200
150
100
50
0
264
179
133
115
102
92
80
60
39
36
21
Saudi Arabia
Canada
Iran
Iraq
Kuwait
Abu Dhabi
Venezuela
Russia
Libya
Nigeria
United States

Source: Oil & Gas Journal (2005), cited by Canadian Association of Petroleum Producers, June 2006

Top 10 world crude oil producers (2005)[1]



Russia
Saudi Arabia
USA
Iran
China
Mexico
Norway
Canada
UAE
Venezuela
Oil sands growth will move Canada from number 8 to number 4 in the world by 2015
0
1
2
3
4
5
6
7
8
9
10
Million barrels/day

Notes:
1. Canadian Association of Petroleum Producers, June 2006

Canadian hydrocarbons industry

- Canada attractive to International Oil Companies seeking reserves and politically stable investment climate
- C$125 billion in capital expenditures announced for the period 2006 to 2015
- New oil sands projects are economic at oil prices above $US 35/bbl according to a 2006 report by the Canadian National Energy Board
- Existing operators (Suncor, Syncrude, Albian) benefit from lower expansion costs
- Projects are multiyear, multiphase in nature
- Oil sands developments are facility intensive creating demand on design and construction
- Require strategies to expand workforce (workshare) and to expand workface (modularization)
- Environmental solutions important: water treatment, air emission, CO_2 injection, alternate fuels

US imports of crude oil and petroleum products by country of origin



Thousand barrels per day
2,500
2,000
1,500
1,000
500
0
Canada
Mexico
Saudi Arabia
Venezuela
Nigeria
Iraq
Algeria
Angola
Russia
United Kingdom
Crude oil
Petroleum products

Source: Canadian Association of Petroleum Producers, June 2006

Estimated Oil Sands Capital Expenditure



C$bn
20
15
10
5
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
All Projects
Base Case

Source: Canadian National Energy Board, June 2006

COLT
WorleyParsons

Projects

COLT
WorleyParsons

Colt operates at all stages of the project life cycle

IDENTIFY 1 – Project Feasibility, Business Strategy

- Enbridge Gateway Pipeline Project
- Enbridge Southern Lights, Alberta Clipper and Southern Access pipeline projects
- **EPCOR/TransAlta Keephills 3 Power Plant Project**

SELECT 2 – Development Optimise, Execution Strategy

- **Mackenzie Gas Pipeline Project**
- Conoco Phillips Parsons Lake Project
- Syncrude Bitumin Capacity Increase Projects
- Petro-Canada Fort Hills Oilsands Project
- Albian Sands Phases 2 and 3

DEFINE 3 – Finalise Scope, Sanction Progress

- Nexen Long Lake South Phase I SAGD Project
- Synenco Northern Lights Oil Sands Project
- **Suncor Voyageur Hydrotreater Project** (upstream)
- Suncor Oil Sands Projects (downstream)
- Suncor Firebag Pads & Gathering Project (SAGD)

EXECUTE 4 – Produce Asset

- CNRL Horizon Module Construction
- **Devon Jackfish SAGD Project**
- Pembina Horizon Pipeline Project
- Nexen Long Lake SAGD Debottleneck
- Enbridge Pump Stations Construction
- Albian Sands – Athabasca Oil Sands Project
- Suncor Firebag Pipelines
- Sonoco Naptha Simplification Project

OPERATE 5 – Operate Asset

- BP Canada Construction Alliance
- Talisman Prime Alliance
- Imperial Oil Upstream Alliance
- Petro-Canada "Excel" "Pacer" and "APEC" Alliances
- **CoSyn Alliance**
- Imperial Nanticoke Refinery Alliance
- Shell Refinery Projects Relationships
- EPCOR Alliance

COLT
WorleyParsons

EPCOR / TransAlta Keephills 3 Power Plant

1	2	3	4	5

- 500 Megawatt, super-critical coal fired power plant
- Project located near Edmonton, Alberta
- Colt has completed all of the front-end development, including preliminary engineering, project planning, CAPEX and OPEX estimating and construction strategy development
- Colt has recently been awarded sole source the detailed engineering, procurement and construction support contract
- Project scheduled to be complete in 2010
- Previous project for EPCOR awarded Powergen Plant of the Year 2005



EPCOR Genesee G3 project

COLT
WorleyParsons

Imperial Oil MacKenzie Gas Pipeline Project

1	2	3	4	5

- 30" OD, 1,250 km natural gas pipeline from the Beaufort Sea to Alberta and 10" OD 467 km NGL pipeline
- Includes gas processing and compression facilities
- Imperial Oil led consortium (Aboriginal Pipeline Group, Shell, ConocoPhillips, ExxonMobil)
- First new Arctic onshore gas pipeline in Canada
- Access to a new frontier of natural gas production in Canada
- One of the largest capital projects in Canada (C$7.5 billion)
- Scheduled to be complete in 2012



Suncor Voyageur Hydrotreater Project

1 2 3 4 5

- 5 Hydrotreaters for Suncor Voyageur Oilsands project
  - 2 diesel, 2 gas-oil and 1 Naptha hydrotreater
- Sole source award under Supplier of Choice agreement
- Also working mineable upstream projects
- EDS underway, detail Engineering to start in June 2007



Devon Jackfish SAGD Project

1 2 3 4 5

- 35,000 barrels per day Steam Assisted Gravity Drainage (SAGD) heavy oil production and associated facilities
- Colt provided engineering, procurement and construction management of the module yard as well as field construction support
- Due to remote site location, the project maximised use of modules. Some completed by Cord Projects on a cost reimbursable basis
- Colt services completed on schedule and on budget (TIC of approximately $550 million)



Syncrude - CoSyn Alliance

1 2 3 4 5

- Alliance relationship with Syncrude since 1991
- Syncrude is the world's largest oil sands producer
- CoSyn relationship formed to carry out work exclusively for Syncrude's mine and facilities operations – 490 Colt personnel
- Scope of services include engineering and procurement
- Brownfield areas include ore preparation, extraction, froth treatment, utilities and upgrading the bitumen to synthetic crude oil



- Transaction overview
- Overview of Colt
- Colt financial profile
- Funding structure

Colt has consistently delivered strong earnings growth

- Pro forma EBITDA for year ended 31 January 2007 of C$106.3 million

EBIT[1]


120
100
80
60
40
20
C$m
Compound average growth rate = 47%
29.3
51.7
76.3
95.1
2004A
2005A
2006A
2007E

Revenue by project type[2]


14%
54%
32%
Alliances and Suppliers of Choice
Other major projects
Small projects

Notes:

1. Adjusted EBIT for year ended 31 January
2. Year ended 31 January 2007

Pro forma financial profile of combined business

A$m; year ended 31 Dec 2006	WorleyParsons[1]	Colt + WP Combined[2]
Revenue	2,803.6	3,600.1
EBITDA	259.7	383.5
EBITDA margin	*9.3%*	*10.7%*
EBIT	237.9	324.7
Net profit	172.0	219.3
Net profit pre goodwill amortisation[3]	173.2	239.4

Breakdown of Combined WorleyParsons + Colt revenue by geography[2]


14%
29%
20%
21%
16%
Europe
Australia & New Zealand
Asia, Africa & Middle East
US & Latin America
Canada

Breakdown of Combined WorleyParsons + Colt revenue by sector[2]


4%
11%
6%
79%
Hydrocarbons
Minerals & Metals
Infrastructure
Power

Notes:

1. 12 months to 31 December 2006
2. Consists of WorleyParsons for 12 months to 31 December 2006, Colt for 12 months to 31 January 2007 and pro forma acquisition and funding adjustments
3. Initial estimated amortisation charge resulting from Purchase Price Allocation of identifiable intangibles of C$8 million in FY2007, and C$25 million p.a. in FY2008 and 2009. After-tax effect of amortisation in the pro forma year is A$18.9m

- Transaction overview
- Overview of Colt
- Colt financial profile
- Funding structure

Funding structure

- The purchase price of C$1,035 million (A$1,133 million) will be funded by a combination of debt and equity

Funding Sources	A$m
Entitlement Offer	480
Exchangeable Shares	342
Debt funding	333
Total	**1,155**

  - Assuming $22m transaction costs and exchange rate of A$1 = C$0.913
- Proforma gearing at 31 December 2006 of 24.0%
- Proforma 31 December 2006 EBITDA interest cover to remain above 15.7 times EBITDA

Exchangeable Shares

- Equity consideration to be received by Colt partners will be in the form of Exchangeable Shares
  - common structure in Canada
  - price set at Institutional Bookbuild Price
- Exchangeable Shares will be economically equivalent to an ordinary share
  - exchangeable for WorleyParsons shares on a 1 for 1 basis
  - 20 year sunset period
- Shares escrowed and gradually released – 1/3 @ 12 months, 1/3 @ 18 months and 1/3 @ 24 months
- Issue of share providing voting rights for Exchangeable Shareholders requires the approval of WorleyParsons shareholders at an EGM, to take place on 2 April 2007
  - notice of meeting will be included in Prospectus
  - Directors and certain key management intend to vote in favour of resolution

Debt financing

- Committed $550m bridge facility in place with lending banks
- Sufficient to finance:
  - acquisition debt ($333m)
  - retail component of entitlement offer ($80m)
  - ongoing WorleyParsons working capital requirements and additional headroom ($137m)
- Canadian dollar component provides natural hedge
- Likely to refinance acquisition debt through US private placement within twelve months

Pro-rata Renounceable Entitlement Offer

- $480 million Pro-rata Renounceable Entitlement Offer
- Eligible shareholders entitled to apply for 1 new share for every 9 shares held on 14 February 2007 (Record Date) at an offer price of $21.00 per share
- Bridge financing will be used to fund completion of the acquisition (expected 7 March) prior to settlement of the retail component of the equity issue (14 March)
- Fully underwritten by UBS

Event	Date
Commencement of Trading Halt	Thursday 8 February
Institutional Entitlement Offer	Thursday 8 February and Friday 9 February
Bookbuild for Renounced Institutional Entitlements	Tuesday 13 February
Record Date for Determination of Entitlements	Wednesday 14 February
Prospectus Lodged	Wednesday 14 February
Trading re-commences	Wednesday 14 February
Settlement of Institutional Entitlement Offer	Tuesday 20 February
Trading of Institutional Entitlement Shares expected to commence on ASX (normal basis)	Wednesday 21 February
Retail Entitlement Offer	Monday 19 February to Friday 2 March
Bookbuild for Renounced Retail Entitlements	Thursday 8 March
Settlement of Retail Entitlement Offer	Wednesday 14 March
Trading of Retail Entitlement Shares expected to commence on ASX (normal basis)	Thursday 15 March

WorleyParsons

resources & energy

8 February 2007

ASX Announcement

WORLEYPARSONS LIMITED (ASX:WOR)

Accelerated Renouncable Entitlement Offer ("AREO") to raise approximately $479.9 million

Offer Structure

WorleyParsons Limited (the "Company") has announced a 1 for 9 accelerated renounceable entitlement offer in the form of an AREO capital raising (the "Entitlement Offer"), at an issue price of $21.00 (the "Offer Price") per new share to raise a total of approximately $479.9 million. Full details will be set out in a Prospectus which is expected to be lodged with ASIC on or about 14 February 2007 at which time it may also be viewed at www.worleyparsons.com.au.

The Entitlement Offer has two components:

1. An institutional entitlement offer, where offers will be made to qualifying institutional shareholders for them to apply for their pro-rata entitlement. Eligible institutional shareholders that do not take up and renounce their entitlement and institutional shareholders ineligible to participate in the offer will have their entitlement sold through a bookbuild process (the "Institutional Entitlement Offer").
2. A retail entitlement offer, where an offer will be made to qualifying retail shareholders for them to apply for their pro-rata entitlement. Eligible retail shareholders that do not take up and renounce their entitlement and retail shareholders ineligible to participate in the Entitlement Offer will have their entitlement sold through a bookbuild process (the "Retail Entitlement Offer").

Stock Lending

Eligible investors will be entitled to apply for 1 new share for every 9 shares held as at 7.00pm (AEST) on the Record Date (14 February 2007). In the event a WOR shareholder has shares out on loan, the borrower will be regarded as the shareholder for the purposes of determining the entitlement (provided that those borrowed shares have not been on-sold).

Renouncing Shareholders

Eligible shareholders who decide not to accept the Entitlement Offer and ineligible shareholders will receive the amount (if any) by which the price achieved in the relevant bookbuild processes exceed the Offer Price.

The entitlement to subscribe for new shares will not be able to be traded on ASX or privately transferred.

WorleyParsons
resources & energy

Half Year Results
Acquisition of Colt

John Grill, Chief Executive Officer, WorleyParsons
David Housego, Chief Financial Officer, WorleyParsons
Larry Benke, President, Colt Companies

8 February 2007



Disclaimer

This presentation has been solely prepared by WorleyParsons Limited ("WorleyParsons") and contains information regarding the proposed offer by WorleyParsons of fully paid ordinary shares ("Shares") as part of a proposed renounceable pro-rata entitlement offer ("Offer").

The distribution of this presentation and disclaimer in jurisdictions outside Australia may be restricted by law and any such restrictions should be observed.

This presentation and the information contained in this disclaimer, does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States, and is not available to persons in the United States or to US persons (as defined in Regulation S under the US Securities Act of 1933, as amended (US Securities Act)). Securities may not be offered or sold in the United States, or for the account of any person in the United States, unless the securities have been registered under the US Securities Act or an exemption from registration is available. The Shares subject of the Offer have not been and will not be registered under the US Securities Act.

This presentation does not take into account your individual investment objectives, financial situation or particular needs. You must not act on the basis of any matter contained in this presentation, but must make your own independent assessment of WorleyParsons and the Shares subject of the Offer and conduct your own investigations and analysis.

By receiving this presentation you acknowledge and agree that you are a "sophisticated investor" (as defined in section 708(8) of the Corporations Act 2001 (Cth) (Corporations Act)) or a "professional investor" (as defined in section 708(11) of the Corporations Act) and do not need to be given a disclosure document under Chapter 6D of the Corporations Act to receive this presentation. If you are not such an investor, please do not consider the contents of this presentation and return it.

An offer of Shares to eligible Shareholders is intended to be made by WorleyParsons. A prospectus under Chapter 6D of the Corporations Act will be made available when the securities are offered. This is expected to be on or around 14 February 2007. Anyone wishing to acquire Shares will need to complete the application form that will be in or will accompany the prospectus. A person should consider the prospectus in deciding whether to acquire the Shares.

This presentation, including the information contained in this disclaimer, is not a prospectus under Australian law and does not constitute an offer or invitation to issue or sell, or recommendation to subscribe for or purchase any security and neither the presentation, disclaimer nor anything contained in them forms the basis of any contract or commitment other than in respect of the obligations of parties who agree to accept firm allocations.

None of UBS AG, Australia Branch, its related bodies corporate, directors, employees or agents have authorised this presentation nor are responsible for the issue or making of any statements or the contents of this presentation. No responsibility for any errors or omissions from this presentation arising out of negligence or otherwise is accepted. No representation or warranty, express or implied, is made as to the fairness, accuracy, completeness or correctness of information and opinions expressed in this presentation, including the accuracy, likelihood of achievement or reasonableness of any forecasts, prospects, returns or statements in relation to future matters contained in the presentation (forward-looking statements). Such forward-looking statements are by their nature subject to significant uncertainties and contingencies and are based on a number of estimates and assumptions that are subject to change (and in many cases are outside the control of WorleyParsons and its directors) which may cause the actual results or performance of WorleyParsons to be materially different from any future results or performance expressed or implied by such forward-looking statements. The forward-looking statements should not be relied on as an indication of future value or for any other purpose.

To the maximum extent permitted by law, neither WorleyParsons nor UBS AG, Australia Branch, their related bodies corporate, directors, employees or agents, nor any other person, accepts any liability, including, without limitation, any liability arising from fault or negligence, for any loss arising from the use of this presentation or its contents or otherwise arising in connection with it.

Photographs and schematic drawings contained in this presentation do not depict assets or equipment owned or used by WorleyParsons or the Colt Companies or activities of WorleyParsons or the Colt Companies unless otherwise indicated. Diagrams used in the presentation are illustrative only. Unless otherwise stated, all data in the document are based on currently available information.

The information contained in this presentation has been prepared as at 6 February 2007. The delivery of this presentation after that date does not imply, and should not be relied on as a representation or warranty, that there has been no change since that date in the affairs or financial condition of WorleyParsons, or that the information contained in this presentation remains correct at, or at any time after, that date.

WORLEYPARSONS LIMITED

ABN 17 096 090 158

INTERIM FINANCIAL REPORT

AND

APPENDIX 4D

HALF YEAR ENDED 31 DECEMBER 2006

WORLEYPARSONS LIMITED INTERIM FINANCIAL REPORT
FOR THE HALF YEAR ENDED 31 DECEMBER 2006

CONTENTS

WORLEYPARSONS LIMITED INTERIM FINANCIAL REPORT FOR THE HALF YEAR ENDED 31 DECEMBER 2006

RESULTS FOR ANNOUNCEMENT TO THE MARKET

		% Change	2006 $'000	2005 $'000
Income	UP	38	1,445,550	1,046,480
Earnings before interest and tax	UP	41	131,201	92,918
Profit before income tax expense	UP	39	127,426	91,733
Profit after tax	UP	50	95,980	63,991
Profit attributable to members of WorleyParsons Limited	UP	53	94,511	61,792
Basic earnings per share before amortisation of trade name (cents per share)	UP	52	46.5	30.5
Basic earnings per share (cents per share)	UP	53	46.2	30.2
Diluted earnings per share (cents per share)	UP	52	45.7	30.1
Net tangible assets per share ($ per share)	UP	63	0.44	0.27
Net assets per share ($ per share)	UP	17	2.49	2.13

Income			1,445,550	1,046,480
Less: procurement services revenue			(181,825)	(134,421)
Income excluding procurement services revenue			1,263,725	912,059
Add: share of revenue from associates			356,788	497,750
Less: procurement services revenue			(160,697)	(272,026)
Net revenue from associates			196,091	225,724
Aggregated revenue*	UP	28	1,459,816	1,137,783

* Aggregated revenue is defined as statutory revenue plus share of revenue from associates less procurement services revenue at nil margin. The Directors believe the disclosure of revenue attributable to associates provides additional information in relation to the financial performance of WorleyParsons Limited Group.

DIVIDEND	AMOUNT PER SECURITY	FRANKED AMOUNT PER SECURITY
Interim dividend (cents per share):		
Six months to 31 December 2006	**28.0**	**6.2**
Six months to 31 December 2005	**18.5**	**5.4**
Record date for determining entitlement to dividend	**22 February 2007**	
Date dividend is to be paid	**14 March 2007**	

REVIEW OF OPERATIONS

Commentary on the results for the half year is contained in the press release dated 8 February 2007, accompanying this Interim Financial Report.

REVIEW

This financial report is based on accounts which have been subject to review.

DIRECTORS' REPORT

The Directors present their report on the consolidated entity consisting of WorleyParsons Limited and the entities it controlled ("consolidated entity" or "Group") at the end of, or during the half year ended 31 December 2006.

DIRECTORS

The following persons were Directors of WorleyParsons Limited throughout the entire half year and until the date of this report:

Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill (Chief Executive Officer)
Eric Gwee
William Hall
David Housego

PRINCIPAL ACTIVITIES

During the half year, the principal activities of the consolidated entity consisted of:

(a) provision of design and project services to the following sectors:

- Hydrocarbons
- Power
- Minerals & Metals
- Infrastructure;

(b) provision of maintenance and reliability support services to these sectors; and

(c) infrastructure developments.

REVIEW OF OPERATIONS

The profit of the Group for the half year ended 31 December 2006, after income tax expense and minority interests, was $94.5 million, an increase of 52.9% on the previous corresponding period and an increase of 22.3% from the second half of financial year ended 30 June 2006. Aggregated revenue for the half year was $1,459.8 million, compared to $1,137.8 million in the previous corresponding period and $1,326.6 million in the second half of financial year ended 30 June 2006.

The income tax expense for the half year was $31.4 million (2005: $27.7 million). The overall tax rate of 24.7% was lower than the effective tax rate for the half year ended 31 December 2005 of 30.2% and lower than the second half of financial year ended 30 June 2006 of 26.1%. This was largely due to the positive tax impact from Research & Development benefits in the UK.

SIGNIFICANT CHANGES IN THE STATE OF AFFAIRS

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired the trade and assets of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff.

On 16 October 2006, WorleyParsons Engineering Pty Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest in Burns & Roe Worley Pty Limited for a total consideration of $14.3 million and gained effective control at that date. The wholly owned entity has been renamed WorleyParsons Projects Pty Limited.

Effective 22 November 2006 WorleyParsons Limitada, a wholly owned Chilean subsidiary of WorleyParsons Limited, acquired 50% of Arze Recine y Asociados Ingenieros Consultores S.A. (since renamed ARA WorleyParsons S.A.) for a total consideration of $13.3 million. ARA WorleyParsons SA will support the development of the Minerals & Metals business in Chile and other countries in South America and provide additional resources to support the existing WorleyParsons Minerals & Metals business. ARA WorleyParsons SA has around 450 employees.

SUBSEQUENT EVENTS

On 25 January 2007; WorleyParsons Group Inc, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of Sea Engineering Inc. ("Sea") for approximately US$25 million. Sea is a Houston based engineering company operating in hydrocarbons/upstream/offshore/deepwater market sector. Sea provides complete engineering services including concept evaluation and selection; front-end engineering; detailed design; installation support; operational and maintenance planning and support; and removal and relocation planning of floating systems of all types. Sea provides its services worldwide including in the Gulf of Mexico, Southeast Asia and the Pacific Rim, and West Africa.

Sea's current staffing is 150 employees. Revenue for the 2006 calendar year was approximately US$26.5 million. Detailed purchase price allocation is in progress and was not completed at the date of this report.

On 8 February 2007, WorleyParsons announced it had agreed to acquire the Colt Companies ("Colt"), a Canadian engineering and project services partnership, for C$1,035 million (AUD1,133 million). Colt is a leading provider of project services to the hydrocarbons industry in Canada and Alaska.

The acquisition of Colt represents an exciting opportunity for WorleyParsons. The acquisition will place WorleyParsons in a leading position in the Canadian hydrocarbons market and materially enhance WorleyParsons heavy oil, oil sands and cold weather technical capabilities. The combined group will employ approximately 20,000 people across 97 offices in 30 countries, including approximately 5,800 people in Canada. The expanded operational base of the Group is expected to create opportunities for extending existing relationships and creating new ones and will enhance our ability to win and execute major projects in Canada and Alaska.

Ernst & Young

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

Auditor's Independence Declaration to the Directors of WorleyParsons Limited

In relation to our review of the financial report of WorleyParsons Limited for the half-year ended 31 December 2006, to the best of my knowledge and belief, there have been no contraventions of the auditor independence requirements of the *Corporations Act* 2001 or any applicable code of professional conduct.

Jeff Chamberlain
Partner
Sydney

Ernst & Young

8 February 2007

ROUNDING OF AMOUNTS

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

This report is made in accordance with a resolution of the Directors.

Ron McNeilly
Chairman

Sydney, 8 February 2007

CONSOLIDATED INCOME STATEMENT

	Notes	2006 $'000	2005 $'000
Income	2	1,445,550	1,046,480
Expenses			
Staff costs		(795,066)	(637,330)
Reimbursable costs		(360,889)	(186,169)
Depreciation and amortisation	3	(10,250)	(8,752)
Borrowing costs		(7,740)	(4,114)
Office and administration costs		(80,934)	(62,903)
Other costs		(71,154)	(65,083)
Share of net profits of associates accounted for using the equity method		7,909	9,604
Profit before income tax expense		127,426	91,733
Income tax expense	6	(31,446)	(27,742)
Profit after tax		95,980	63,991
Profit attributable to minority interests		(1,469)	(2,199)
Profit attributable to members of WorleyParsons Limited		94,511	61,792
Basic earnings per share (cents per share)	1	46.2	30.2
Diluted earnings per share (cents per share)	1	45.7	30.1

The above consolidated income statement should be read in conjunction with the accompanying notes.

CONSOLIDATED BALANCE SHEET

		Consolidated as at	
	Notes	31 December 2006 $'000	30 June 2006 $'000
ASSETS			
Current assets			
Cash and cash equivalents		98,363	78,212
Trade and other receivables		367,356	330,019
Inventories		204,365	181,942
Prepayments		27,420	19,825
Derivatives		1,468	635
Total current assets		698,972	610,633
Non-current assets			
Investments in associates accounted for using the equity method		71,698	46,336
Other financial assets		187	176
Property, plant and equipment		72,623	64,619
Intangible assets		397,593	404,040
Deferred tax assets		32,800	31,795
Other non-current assets		4,531	4,790
Total non-current assets		579,432	551,756
TOTAL ASSETS		1,278,404	1,162,389
LIABILITIES			
Current liabilities			
Trade and other payables		326,801	290,958
Interest bearing loans and borrowings		24,604	45,475
Income tax payable		14,620	20,759
Provisions		166,056	146,815
Derivatives		102	832
Total current liabilities		532,183	504,839
Non-current liabilities			
Interest bearing loans and borrowings		156,029	86,469
Deferred tax liabilities		40,443	35,165
Provisions		39,922	60,653
Total non-current liabilities		236,394	182,287
TOTAL LIABILITIES		768,577	687,126
NET ASSETS		509,827	475,263
EQUITY			
Issued capital	7	326,596	327,103
Reserves	8	(11,923)	3,691
Retained profits	8	192,195	142,993
Parent entity interest		506,868	473,787
Minority interests		2,959	1,476
TOTAL EQUITY		509,827	475,263

The above consolidated balance sheet should be read in conjunction with the accompanying notes.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Notes	2006 $'000	2005 $'000
Total equity at the beginning of the half year		475,263	390,433
Cash flow hedges, net of tax		1,286	1,306
Performance rights expense		2,496	1,659
Performance rights issued as deferred consideration		693	-
Exchange differences on translation of foreign operations		(21,289)	10,576
Net income and expenses recognised directly in equity		(16,814)	13,541
Profit after tax		95,980	63,991
Total recognised income and expense for the half year		79,166	77,532
Transactions with equity holders in their capacity as equity holders:			
Dividends paid to the Company's shareholders	4	(46,114)	(25,619)
		(46,114)	(25,619)
Purchase of shares to satisfy performance rights		(661)	(7,131)
Tax effect of purchase of shares to satisfy performance rights		154	1,548
Minority interest movement		14	(636)
Asset revaluation of existing investment on acquisition		2,005	-
		1,512	(6,219)
Total equity at the end of the half year		509,827	436,127
Total recognised income and expense for the half year is attributable to:			
Members of WorleyParsons Limited		77,683	75,969
Minority interests		1,483	1,563
		79,166	77,532

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

CONSOLIDATED CASH FLOW STATEMENT

	Notes	2006 $'000	2005 $'000
CASH FLOWS FROM OPERATING ACTIVITIES			
Receipts from customers (inclusive of goods and services tax)		1,505,411	1,028,194
Payments to suppliers and employees (inclusive of goods and services tax)		(1,397,221)	(929,810)
		108,190	98,384
Dividends received		884	2,340
Purchase of shares to satisfy performance rights		(661)	(6,201)
Interest received		3,965	2,929
Borrowing costs paid		(7,704)	(3,811)
Income taxes paid		(31,034)	(27,948)
Net cash inflow from operating activities	9	73,640	65,693
CASH FLOWS FROM INVESTING ACTIVITIES			
Payments for purchase of equity and other investments		(13,682)	-
Cash balances of controlled entities acquired	5	791	2,149
Return of capital from associates		625	469
Payments for acquisition of controlled entities		(29,742)	(23,142)
Payments for purchase of property, plant and equipment		(12,926)	(11,291)
Payments for assets under construction		(5,162)	(4,217)
Purchase of intangible assets		(965)	-
Proceeds from sale of property, plant and equipment		1,880	173
Net cash outflow from investing activities		(59,181)	(35,859)
CASH FLOWS FROM FINANCING ACTIVITIES			
Repayment of borrowings		(100,901)	(38,600)
Proceeds from borrowings		155,242	55,145
Lease payments		(860)	(100)
Loans from related parties repaid		3,681	1,542
Loans to related parties		(4,276)	(2,882)
Dividends paid to the Company's shareholders	4	(46,114)	(25,619)
Dividends paid to minority interests		-	(98)
Net cash inflow/(outflow) from financing activities		6,772	(10,612)
Net increase in cash		21,231	19,222
Cash and cash equivalents at the beginning of the half year		70,283	63,976
Effects of exchange rate changes on cash		(2,504)	1,464
Cash and cash equivalents at the end of the half year	9	89,010	84,662

The above consolidated cash flow statement should be read in conjunction with the accompanying notes.

NOTES TO THE FINANCIAL STATEMENTS

BASIS OF PREPARATION OF THE INTERIM FINANCIAL REPORT

The interim financial report does not include all notes of the type normally included within the annual financial report and therefore cannot be expected to provide as full an understanding of the financial performance, financial position and financing and investing activities of the Group as the full financial report.

The interim financial report should be read in conjunction with the Annual Report of WorleyParsons Limited as at 30 June 2006, which was prepared based on Australian Accounting Standards, which include Australian equivalents to International Financial Reporting Standards ("AIFRS").

It is also recommended that the interim financial report be considered together with any public announcements made by WorleyParsons Limited and its controlled entities during the half year ended 31 December 2006 in accordance with continuous disclosure obligations arising under the Corporations Act 2001.

The accounting policies adopted are consistent with those of the previous financial year.

(A) Basis of accounting

The interim financial report is a general-purpose financial report, which has been prepared in accordance with the requirements of the Corporations Act 2001, applicable Australian Accounting Standards including AASB 134 "Interim Financial Reporting" and other mandatory professional reporting requirements.

The interim financial report has been prepared on a historical costs basis, except for derivative financial instruments and available-for-sale financial assets that have been measured at fair value. The carrying values of recognised assets and liabilities that are hedged with fair value hedges are adjusted to record changes in the fair values attributable to the risks that are being hedged.

The Company is of a kind referred to in Class Order 98/0100 issued by the Australian Securities and Investments Commission, relating to the "rounding off" of amounts in the Directors' Report and financial statements. Amounts have been rounded off to the nearest thousand dollars in accordance with that Class Order.

For the purpose of preparing the interim financial report, the half year has been treated as a discrete reporting period.

(B) Statement of compliance

In the application of AIFRS, management is required to make judgements, estimates, and assumptions about carrying values of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making judgements. Actual results may differ from estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of AIFRS that have significant effects on the financial statements and estimates with a significant risk of material adjustments in the next year are disclosed, where applicable in the relevant notes to the financial statements.

No Australian Accounting Standards issued but not yet effective have been early adopted. It is not considered early adoption of these standards would have a material impact on the results of the Group.

	2006 $'000	2005 $'000
1 EARNINGS PER SHARE		
Profit attributable to members of WorleyParsons Limited before amortisation of trade name	95,124	62,405
Basic earnings per share before amortisation of trade name (cents per share)	46.5	30.5
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,508,309	204,508,309
Profit attributable to members of WorleyParsons Limited	94,511	61,792
Basic earnings per share (cents per share)	46.2	30.2
Weighted average number of ordinary shares used as the denominator in calculating basic earnings per share	204,508,309	204,508,309
Diluted earnings per share (cents per share)	45.7	30.1
Weighted average number of ordinary shares used as the denominator in calculating diluted earnings per share*	206,746,271	204,950,598

* Shares expected to be issued to employees as a result of exercise of performance rights are considered dilutive.

2 INCOME

	2006 $'000	2005 $'000
Income		
Services	1,430,029	1,040,224
Sale of goods	8,202	1,537
	1,438,231	1,041,761
Other income		
Interest revenue	3,965	2,929
Gain on sale of investment*	2,300	-
Other	1,054	1,790
	7,319	4,719
Total income	1,445,550	1,046,480

* On 29 December 2006, WorleyParsons Projects Pty Limited, a wholly owned subsidiary of WorleyParsons Limited, sold its 50% holding of the B class shares in the issued capital of Esperance Power Station Pty Limited and Esperance Pipeline Company Pty Limited ("Esperance"). These shares were sold for $4.6 million, giving rise to a profit on disposal of $2.3 million. The Group retains its holding of 50% of the A class shares and the remaining 50% of the B class shares in Esperance. The A class shares hold the voting and current dividend rights. The B class shares have no voting rights and become entitled to dividends after certain profit levels are reached in the future. This transaction will be settled in February 2007.

	2006 $'000	2005 $'000

3 EXPENSES AND LOSSES

Profit before income tax expense includes the following specific expenses:

	2006 $'000	2005 $'000
Depreciation of plant and equipment	7,595	5,467
Amortisation:		
Leasehold improvements	1,359	2,338
Plant and equipment under finance leases	148	71
Trade name	875	875
Deferred expenditure	163	1
Other intangible assets	110	-
Total amortisation	2,655	3,285
Total depreciation and amortisation expenses	10,250	8,752

4 DIVIDENDS

	Parent entity	
	2006 $'000	**2005 $'000**
Details of dividends in respect of the half year are as follows:		
Final ordinary dividend for the year ended 30 June 2005 of 12.5 cents per fully paid ordinary share paid on 30 September 2005	-	25,619
Final ordinary dividend for the year ended 30 June 2006 of 22.5 cents per fully paid ordinary share paid on 29 September 2006	46,114	-
Total dividends paid	46,114	25,619

All dividends paid and declared for payment to 31 December 2006 are partly franked.

Since the end of the half year, the Directors have declared a partly franked interim dividend of 28.0 cents per fully paid ordinary share (2005: 18.5 cents). The aggregate amount of the proposed interim dividend of $57.4 million (2005: $37.9 million) is not recognised as a liability as at 31 December 2006.

5 CHANGES IN THE COMPOSITION OF THE GROUP

(a) Investment in controlled entity

On 16 October 2006, WorleyParsons Engineering Pty Limited, a wholly owned subsidiary of WorleyParsons Limited, acquired the remaining 50% interest in Burns & Roe Worley Pty Limited ("BRW") for a total consideration of $14.25 million and gained effective control at that date. From the date of acquisition to 31 December 2006, BRW made a loss of $0.4 million.

If this business combination had taken place at 1 July 2006, the profit after tax for the Group would have been $2.5 million lower than reported and the revenue from continuing operations would have been $21 million higher than reported.

The fair value of identifiable net assets acquired determined on a provisional basis is as follows:

	BRW acquisition $'000
ASSETS	
Cash and cash equivalents	791
Trade and other receivables	9,844
Inventories	10,744
Prepayments	90
Income tax receivable	3,509
Other financial assets [1]	10,190
Property, plant and equipment	672
TOTAL ASSETS	35,840
LIABILITIES	
Trade and other payables	21,977
Provisions	6,283
TOTAL LIABILITIES	28,260
NET ASSETS	7,580
Existing investment accounted for using the equity method	(1,079)
Asset revaluation of existing investment on acquisition	(2,005)
Adjustment to other equity accounted investments [2]	244
Adjustment to minority interests [3]	(6)
Goodwill and other intangibles arising on acquisition	9,516
Total consideration paid	14,250
Consideration:	
Cash consideration	14,250
Total consideration paid	14,250
Net cash effect:	
Cash consideration (including costs) paid	14,250
Cash included in net assets acquired	(791)
Net cash outflow	13,459

[1] Other financial assets includes a fair value adjustment to the carrying value of investments of $5,728,000 and deferred tax liability of $859,000. The carrying value of net assets of the BRW Group at acquisition was $2,711,000.

[2] The acquisition resulted in an increase to WorleyParsons' shareholding of equity accounted investments in Esperance Power Station Pty Limited and Esperance Pipeline Company Pty Limited.

[3] The acquisition resulted in the removal of a minority interest in WorleyParsons' shareholding of WorleyParsons Asset Management Pty Limited (formerly BRW Power Generation Pty Limited).

Goodwill represents future benefits and other intangibles that cannot be recognised separately.

(b) Purchase of business assets

On 1 July 2006, WorleyParsons Infrastructure Holdings Pty Limited, a wholly owned subsidiary of WorleyParsons Limited acquired the trade and assets of TMG International Holdings Pty Limited ("TMG") for $3.6 million. TMG is an Australian based company that provides specialist consulting and technological solutions to the rail and associated industries. TMG had estimated revenue of $5.5 million for the year ended 30 June 2006 and employs around 35 staff. Goodwill acquired was $2.1 million.

(c) Investments in associates

Effective 22 November 2006 WorleyParsons Limitada, a wholly owned Chilean subsidiary of WorleyParsons Limited, acquired 50% of Arze Recine y Asociados Ingenieros Consultores S.A. (since renamed ARA WorleyParsons S.A.) for a total consideration of $13.3 million. ARA WorleyParsons SA will support the development of the Minerals & Metals business in Chile and other countries in South America and provide additional resources to support the existing WorleyParsons Minerals & Metals business. ARA WorleyParsons SA has around 450 employees. At 31 December 2006, the investment is recorded at its carrying value as there is no material movement in profit since acquisition.

(d) Deferred consideration

During the half year ended 31 December 2006, cash payments in respect of deferred consideration for acquisitions completed in earlier financial periods totalled $12.0 million. The total adjustment to goodwill, as a result of finalising these payments, was an increase of $820,000.

	2006 $'000	2005 $'000

6 INCOME TAX

(a) Income tax expense

	2006 $'000	2005 $'000
Current tax	27,264	34,513
Deferred tax	3,414	(6,183)
Under/(over) provision in previous financial periods	768	(588)
Income tax expense	31,446	27,742
Income tax expense is attributable to:		
Profit before income tax expense	31,446	27,742
Income tax expense	31,446	27,742
Deferred income tax (revenue)/expense included in income tax expense comprises:		
Increase in deferred tax assets	(1,005)	(11,551)
Increase in deferred tax liabilities	4,419	5,368
Deferred tax	3,414	(6,183)

(b) Numerical reconciliation of income tax expense to prima facie tax payable

	2006 $'000	2005 $'000
Profit before income tax expense	127,426	91,733
At the Group's statutory income tax rate of 30% (2005: 30%)	38,228	27,520
Tax effect of amounts which are not (taxable)/deductible in calculating taxable income:		
Share of net profits of associates	(2,373)	(2,881)
Legal and professional fees non-deductible	270	36
Non-deductible loss on disposal/impairment	-	1,556
Non-deductible performance rights	1,168	-
US machinery rebate	(227)	(387)
Research and development concession	(3,150)	(1,898)
Other	1,142	1,134
	35,058	25,080
Tax clearance received for items previously not treated as deductible	-	(1,172)
Benefits from UK research and development concession not previously recognised	(5,898)	-
Benefits from capital losses not previously recognised	(690)	-
Under/(over) provision in previous financial periods	768	(588)
Difference in overseas tax rates*	2,208	4,422
Income tax expense	31,446	27,742

* Represents income tax expense for foreign tax rate differential, international withholding taxes and foreign tax losses unable to be utilised within the Group.

	2006 $'000	2005 $'000
(c) Amounts recognised directly in equity		
Aggregate current and deferred tax arising in the reporting period and not recognised in net profit or loss but directly debited or credited to equity:		
Current tax – credited directly to equity	154	1,548
Deferred tax – credited directly to equity	1,441	-
	1,595	1,548
(d) Tax losses		
Unused tax losses for which no deferred tax asset has been recognised	22,516	5,577
Potential tax benefit at 30%	6,755	1,673
(e) Unrecognised temporary differences		
Temporary differences relating to investments in subsidiaries for which deferred tax liabilities have not been recognised:		
Undistributed earnings	-	2,613
Unrecognised deferred tax liabilities relating to the above temporary differences at 30%	-	784

	31 December 2006 $'000	30 June 2006 $'000
7 ISSUED CAPITAL		
Ordinary shares, fully paid	326,596	327,103

	Number of shares	$'000
Balance at 1 July 2006	204,950,598	327,103
Purchase of shares to satisfy performance rights	-	(661)
Tax effect on purchase of shares	-	154
	204,950,598	326,596

	31 December 2006 $'000	30 June 2006 $'000

8 RESERVES AND RETAINED PROFITS

	31 December 2006 $'000	30 June 2006 $'000
Foreign currency translation reserve	(23,992)	(2,703)
Hedge reserve	1,858	572
Performance rights reserve	9,011	5,822
Asset revaluation reserve	1,200	-
Reserves	(11,923)	3,691
Retained profits	192,195	142,993
	180,272	146,684

(a) Foreign currency translation reserve

The foreign currency translation reserve is used to record exchange differences arising from the translation of the financial statements of foreign operations.

Balance at 1 July 2006	(2,703)
Loss on translation of foreign controlled entities and associates*	(21,289)
Balance at 31 December 2006	(23,992)

*Largely due to an appreciation of the Australian dollar against the US Dollar in the half year, there has been a negative unrealised foreign exchange impact on translation of US dollar assets to Australian dollars.

(b) Hedge reserve

The hedge reserve is used to record gains or losses on hedging instruments in the cash flow hedges that are recognised directly in equity. Amounts are recognised in profit and loss when the associated hedged transaction affects profit and loss.

Balance at 1 July 2006	572
Gain on foreign exchange hedges, net of tax	913
Gain on interest rate hedges, net of tax	168
Share of interest rate hedges recognised in associates	205
Balance at 31 December 2006	1,858

(c) Performance rights reserve

The performance rights reserve is used to recognise the fair value of performance rights issued but not satisfied.

Balance at 1 July 2006	5,822
Performance rights expense	2,496
Performance rights issued as deferred consideration	693
Balance at 31 December 2006	9,011

	31 December 2006 $'000

(d) Asset Revaluation Reserve

Balance at 1 July 2006	-
Asset revaluation of existing investment on acquisition	2,005
Transfer to retained earnings on disposal of investment	(805)
Balance at 31 December 2006	1,200

(e) Retained profits

Balance at 1 July 2006	142,993
Dividends paid	(46,114)
Transfer from Asset Revaluation Reserve	805
Profit attributable to members of WorleyParsons Limited	94,511
Balance at 31 December 2006	192,195

	2006 $'000	2005 $'000
9 NOTES TO THE CASH FLOW STATEMENT		
(a) Cash and cash equivalents	98,363	89,931
The above figures are reconciled to cash at the end of the financial period as shown in the cash flow statement as follows:		
Cash and cash equivalents	98,363	89,931
Less: bank overdraft	(9,353)	(5,269)
Balance per cash flow statement	89,010	84,662
(b) Reconciliation of profit after tax to net cash inflow from operating activities		
Profit after tax	95,980	63,991
Non-cash items		
Depreciation of non-current assets	7,595	5,467
Amortisation of non-current assets	2,492	3,285
Performance rights expense	3,321	2,436
Amortisation of capitalised borrowing costs	163	281
Loss on write down of investments	-	1,039
Provision for losses in controlled entities	-	1,170
Provision for loans to associates written back	(2,146)	-
Share of net profits of associates accounted for using the equity method	(7,909)	(9,604)
Dividends received from associates	884	2,340
Net loss on disposal of property, plant and equipment	(601)	(29)
Gain on sale of investment	(2,300)	-
Finance charges on capitalised leases	36	23
Cash flow adjusted for non-cash items	97,515	70,399
Changes in assets and liabilities adjusted for effects of purchase of controlled entities during the half year		
Increase in trade and other receivables	(17,593)	(34,420)
Increase in inventories	(11,511)	(12,514)
Increase in prepayments	(7,505)	(7,187)
Decrease/(increase) in deferred tax assets	1,981	(11,551)
Increase in other non-current assets	-	(173)
Increase/(decrease) in trade and other payables	13,272	(11,263)
(Decrease)/increase in provision for income tax	(5,334)	2,442
Increase in other provisions	2,713	66,338
Increase in deferred tax liabilities	3,765	8,902
Decrease in issued capital	(661)	(6,201)
Effect of exchange rates	(3,002)	921
Net cash inflow from operating activities	73,640	65,693

10 SEGMENT INFORMATION

Half year ended 31 December 2006	Hydrocarbons	Power	Minerals & Metals	Infrastructure	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
PRIMARY REPORTING – BUSINESS SEGMENTS						
Sales to external customers	778,822	169,054	107,433	98,431	-	1,153,740
Procurement services revenue	210,704	58,595	9,699	5,493	-	284,491
Inter-segment sales	2,988	-	-	3,424	(6,412)	-
Total sales revenue	992,514	227,649	117,132	107,348	(6,412)	1,438,231
Other income	4,331	2,331	-	657	-	7,319
Total segment revenue	**996,845**	**229,980**	**117,132**	**108,005**	**(6,412)**	**1,445,550**
Segment result	95,444	20,512	18,130	11,047	-	145,133
Share of net profits of associates	7,615	(892)	1,354	(168)	-	7,909
Amortisation expense						(875)
Unallocated corporate expenses						(24,741)
Profit before income tax expense						127,426
Income tax expense						(31,446)
Profit after tax						**95,980**
Total segment revenue	996,845	229,980	117,132	108,005	(6,412)	1,445,550
Share of associates' revenue	306,198	16,726	20,946	12,918	-	356,788
Procurement services revenue - controlled	(109,307)	(58,595)	(8,824)	(5,099)	-	(181,825)
Procurement services revenue - associates	(160,697)	-	-	-	-	(160,697)
Aggregated revenue	1,033,039	188,111	129,254	115,824	(6,412)	1,459,816

Half year ended 31 December 2005	Hydrocarbons	Power	Minerals & Metals	Infrastructure	Eliminations	Consolidated
	$'000	$'000	$'000	$'000	$'000	$'000
PRIMARY REPORTING – BUSINESS SEGMENTS						
Sales to external customers	620,329	146,937	112,867	27,207	-	907,340
Procurement services revenue	81,351	45,827	975	6,268	-	134,421
Inter-segment sales	637	-	-	955	(1,592)	-
Total sales revenue	702,317	192,764	113,842	34,430	(1,592)	1,041,761
Other income	4,719	-	-	-	-	4,719
Total segment revenue	**707,036**	**192,764**	**113,842**	**34,430**	**(1,592)**	**1,046,480**
Segment result	66,853	21,241	11,290	3,020	-	102,404
Share of net profits of associates	8,453	954	-	197	-	9,604
Amortisation expense						(875)
Unallocated corporate expenses						(19,400)
Profit before income tax expense						91,733
Income tax expense						(27,742)
Profit after tax						**63,991**
Total segment revenue	707,036	192,764	113,842	34,430	(1,592)	1,046,480
Share of associates' revenue	464,246	29,190	-	4,314	-	497,750
Procurement services revenue - controlled	(81,351)	(45,827)	(975)	(6,268)	-	(134,421)
Procurement services revenue - associates	(272,026)	-	-	-	-	(272,026)
Aggregated revenue	817,905	176,127	112,867	32,476	(1,592)	1,137,783

	31 December 2006 $'000	30 June 2006 $'000

11 CONTINGENT LIABILITIES

(a) Guarantees

The Group is, in the normal course of business, required to provide guarantees and letters of credit on behalf of controlled entities, associates and related parties in respect of their contractual performance-related obligations. These guarantees and indemnities only give rise to a liability where the entity concerned fails to perform its contractual obligations.

	31 December 2006 $'000	30 June 2006 $'000
Bank guarantees outstanding at balance date in respect of financing facilities	316	1,600
Bank guarantees outstanding at balance date in respect of contractual performance	105,129	99,688
	105,445	101,288

(b) Claims

The Group is subject to various actual and pending claims arising in the normal course of business. The Directors are of the view that the Group is adequately provided in respect of these claims.

(c) Asbestos

In 2004, Worley acquired Parsons E&C. Parsons E&C was previously part of the Parsons Corporation group. Certain members of the Parsons E&C group and the Parsons Corporation group have been, and continue to be, the subject of litigation relating to the handling of, or exposure to, asbestos. Based on its due diligence investigations during the acquisition of Parsons E&C, including an analysis of available insurance coverage, and in light of the continuation and extension of the existing indemnity and asbestos claims administration arrangements between Parsons Corporation and Parsons E&C, WorleyParsons is not aware of any circumstance that is likely to lead to a material residual contingent exposure for WorleyParsons in respect of asbestos liabilities

12 SUBSEQUENT EVENTS

On 25 January 2007, WorleyParsons Group Inc, a wholly owned subsidiary of WorleyParsons Limited acquired 100% of Sea Engineering Inc. ("Sea") for approximately US$25 million. Sea is a Houston based engineering company operating in hydrocarbons/upstream/offshore/deepwater market sector. Sea provides complete engineering services including concept evaluation and selection; front-end engineering; detailed design; installation support; operational and maintenance planning and support; and removal and relocation planning of floating systems of all types. Sea provides its services worldwide including in the Gulf of Mexico, Southeast Asia and the Pacific Rim, and West Africa.

Sea's current staffing is 150 employees. Revenue for the 2006 calendar year was approximately US$26.5 million. Detailed purchase price allocation is in progress and was not completed at the date of this report.

On 8 February 2007, WorleyParsons announced it had agreed to acquire the Colt Companies ("Colt"), a Canadian engineering and project services partnership, for C$1,035 million (AUD1,133 million). Colt is a leading provider of project services to the hydrocarbons industry in Canada and Alaska.

The acquisition of Colt represents an exciting opportunity for WorleyParsons. The acquisition will place WorleyParsons in a leading position in the Canadian hydrocarbons market and materially enhance WorleyParsons heavy oil, oil sands and cold weather technical capabilities. The combined group will employ approximately 20,000 people across 97 offices in 30 countries, including approximately 5,800 people in Canada. The expanded operational base of the Group is expected to create opportunities for extending existing relationships and creating new ones and will enhance our ability to win and execute major projects in Canada and Alaska.

DIRECTORS' DECLARATION

In accordance with a resolution of the Directors of WorleyParsons Limited, we state that:

In the opinion of the Directors:

(a) the financial statements and notes of the consolidated entity:
- (i) give a true and fair view of the financial position as at 31 December 2006 and the performance for the half year ended on that date; and
- (ii) comply with Accounting Standard AASB 134 "Interim Financial Reporting" and the Corporations Regulations 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

On behalf of the Board

Ron McNeilly
Chairman

Sydney, 8 February 2007

ERNST & YOUNG

Ernst & Young Centre
680 George Street
Sydney NSW 2000
Australia

GPO Box 2646
Sydney NSW 2001

Tel 61 2 9248 5555
Fax 61 2 9248 5959
DX Sydney Stock
Exchange 10172

To the members of WorleyParsons Limited - Report on the Half Year Financial Report

We have reviewed the accompanying half year financial report of WorleyParsons Limited and the entities it controlled during the period, which comprises the balance sheet as at 31 December 2006, and the income statement, statement of changes in equity and cash flow statement for the half year ended on that date, other selected explanatory notes and the directors' declaration.

Directors' Responsibility for the Half Year Financial Report

The directors of the company are responsible for the preparation and fair presentation of the half year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the *Corporations Act 2001*. This responsibility includes designing, implementing and maintaining internal controls relevant to the preparation and fair presentation of the half year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express a conclusion on the half year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 *Review of an Interim Financial Report Performed by the Independent Auditor of the Entity*, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the *Corporations Act 2001* including: giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and its performance for the half year ended on that date; and complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001* and other mandatory financial reporting requirements in Australia. As the auditor of WorleyParsons Limited and the entities it controlled during the period, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We have given to the directors of the company a written Auditor's Independence Declaration, a copy of which is included in the Directors' Report. In addition to our review of the financial report, we were engaged to undertake other non-audit services. The provision of these services has not impaired our independence.

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the interim financial report of WorleyParsons Limited and the entities it controlled during the period, is not in accordance with:

(a) the *Corporations Act 2001*, including:

  (i) giving a true and fair view of the consolidated entity's financial position as at 31 December 2006 and of its performance for the half year ended on that date; and

  (ii) complying with Accounting Standard AASB 134 *Interim Financial Reporting* and the *Corporations Regulations 2001*; and

(b) other mandatory financial reporting requirements in Australia.

Ernst & Young

Jeff Chamberlain
Partner
Sydney

8 February 2007

CORPORATE INFORMATION

DIRECTORS
Ron McNeilly (Chairman)
Grahame Campbell
Erich Fraunschiel
John Green
John Grill (Chief Executive Officer)
Eric Gwee
William Hall
David Housego

COMPANY SECRETARY
Sharon Sills

REGISTERED OFFICE
Level 7
116 Miller Street
North Sydney NSW 2060

AUDITORS
Ernst & Young

BANKERS
HSBC
The Royal Bank of Scotland
Westpac Banking Corporation
JPMorgan Chase

LAWYERS
Freehills
Baker & McKenzie

SHARE REGISTRY
Computershare Investor Services Pty Limited
Level 3
60 Carrington Street
Sydney NSW 2000
Australia
Ph: 1300 855 080

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

WorleyParsons Limited

ABN

17 096 090 158

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	**Issue of ordinary shares on 9 February 2007 pursuant to the WorleyParsons Performance Rights Plan.**
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	**721,710**
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	**Performance Rights granted in the 2004 Financial Year, exercised in October 2006 and allocated on 9 February 2007 as ordinary shares pursuant to the WorleyParsons Performance Rights Plan.**

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	**The ordinary shares acquired under the WorleyParsons Performance Rights Plan will rank equally with all existing ordinary shares from the date of issue.**
5	Issue price or consideration	**Nil**
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	**Performance Rights are granted as equity compensation benefits to senior executives and key personnel in accordance with the WorleyParsons Performance Rights Plan.**
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	**N/A**

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	**205,672,308**	**Ordinary**

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
2,305,038	**Performance Rights ("PRs")** **Being calculated as:** **3,128,403 PRs at 24.03.06** **721,710 PRs at 09.02.07** **101,655 PRs lapsed** **2,305,038 Total**

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Dividends will be paid on the ordinary shares, as for all members, as declared by the Company from time to time. Until vested, Performance Rights do not carry a right to a dividend

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☐ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: Sharon Sills (Company Secretary) Date: 9/2/2007

Print name: Sharon Sills

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**John Grill**
Date of last notice	**27 July 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**A. N/A** **B. N/A** **C. 9 February 2007**
No. of securities held prior to change	**A. Ordinary shares =** **3,154,946 – John Grill** **28,306,982 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **B. Performance Rights = 308,325** **C. N/A**
Class	**A. Ordinary Shares** **B. Performance Rights** **C. Ordinary Shares (being Performance Rights allocated as Ordinary Shares)**
Number acquired	**A. Nil** **B. Nil** **C. 66,117**
Number disposed	**Nil**

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**C. Performance Rights are granted as equity compensation to senior executives and key personnel and allocated as Ordinary Shares in accordance with the WorleyParsons Performance Rights Plan.**
No. of securities held after change	**A. Ordinary Shares =** **3,154,946 – John Grill** **28,306,982 – Wilaci Pty Ltd** **1,053,136 – Evenrose Pty Ltd** **B. Performance Rights = 242,208** **C. Ordinary shares = 66,117**
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	**A. No change.** **B. Reduction of Performance Rights by the amount of 66,117.** **C. Performance Rights granted pursuant to the WorleyParsons Performance Rights Plan in the Financial Year 2004, exercised in October 2006 and allocated as 66,117 Ordinary Shares on 9 February 2007.**

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**WorleyParsons Limited**
ABN	**17 096 090 158**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	**David Joseph Housego**
Date of last notice	**13 September 2006**

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	**Direct**
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	**N/A**
Date of change	**A. N/A** **B. N/A** **C.. 9 February 2007**
No. of securities held prior to change	**A. Ordinary shares = 112,015** **B. Performance Rights = 134,976**
Class	**A. Ordinary shares** **B. Performance Rights** **C. Ordinary Shares (being Performance Rights allocated as Ordinary Shares)**
Number acquired	**A. Nil** **B. Nil** **C. 29,808**
Number disposed	**Nil**
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	**C. Performance Rights are granted as equity compensation to senior executives and key personnel and allocated as Ordinary Shares in accordance with the WorleyParsons Performance Rights Plan.**

+ See chapter 19 for defined terms.

No. of securities held after change	A. Ordinary shares = 112,015 B. Performance Rights = 105,168 C. Ordinary shares = 29,808
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	A. No change. B. Reduction of Performance Rights by the amount of 29,808. C. Performance Rights granted pursuant to the WorleyParsons Performance Rights Plan in the Financial Year 2004, exercised in October 2006 and allocated as 29,808 Ordinary Shares on 9 February 2007.

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	